

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 22, 2024

Dear Fellow Shareholder:

You are cordially invited to attend the 2024 Annual Meeting of Shareholders of First Community Corporation, the holding company for First Community Bank. At the meeting, we will report on our performance in 2023 and answer your questions. We look forward to discussing both our accomplishments and our plans with you.

This letter serves as your official notice that we will hold the meeting on May 22, 2024 at 11:00 a.m. local time, at our principal executive office located at 5455 Sunset Boulevard, Lexington, South Carolina 29072 for the following purposes:

1. To elect as directors the four nominees named in the accompanying proxy statement;

2. To approve the compensation of our named executive officers as disclosed in the accompanying proxy statement (this is a non-binding, advisory vote) ("Say-on-Pay");

3. To ratify the appointment of Elliott Davis, LLC as our independent registered public accountants for 2024; and

4. To transact any other business that may properly come before the meeting or any adjournment of the meeting.

Shareholders owning shares of our common stock at the close of business on March 15, 2024 are entitled to attend and vote at the meeting. A list of these shareholders will be available at our principal executive office prior to the meeting.

Important Notice Regarding the Availability of Proxy Materials for the 2024 Annual Meeting. This year, we are taking advantage of the rules of the U.S. Securities and Exchange Commission ("SEC") that allow us to furnish our proxy materials over the Internet. We are mailing to our shareholders a Notice of Internet Availability of Proxy Materials over the Internet, rather than mailing a full paper set of the materials. We anticipate that the Notice of Internet Availability of Proxy Materials will first be sent to shareholders on or before April 12, 2024. The Notice of Internet Availability of Proxy Materials contains instructions on how to access our proxy materials on the Internet, as well as instructions on obtaining a paper or e-mail copy of the proxy materials. This process will reduce our costs to print and distribute our proxy materials, while also reducing our environmental impact.

Attendance Considerations. Although our informal policy is generally to have our board members be present in person at our annual meeting of shareholders, that is not a legal requirement. We are encouraging but not requiring our directors to attend the annual meeting in person this year.

You have a number of ways to vote in addition to voting by ballot if you are present in person at the meeting, and we encourage you to use them. We encourage you to vote as soon as possible by telephone, through the Internet, or by signing, dating and mailing your proxy card in the envelope enclosed. Telephone and Internet voting permits you to vote at your convenience, 24 hours a day, seven days a week. If your shares are held in the name of a bank, broker or other holder of record, you are considered the beneficial owner of shares held in "street name," and you will receive instructions from such holder of record that you must follow for your shares to be voted. Please follow their instructions carefully. Also, please note that if the holder of record of your shares is a bank, broker or other nominee and you wish to vote in person at the annual meeting, you must request a legal proxy or broker's proxy from your bank, broker or other nominee that holds your shares and present that proxy and proof of identification at the annual meeting.

Please use this opportunity to take part in our affairs by voting on the business to come before this meeting.

By order of the Board of Directors,

C. Jimmy Chao
Chairman of the Board

Michael C. Crapps
President and Chief Executive Officer

5455 Sunset Boulevard, Lexington, South Carolina 29072
Telephone: (803) 951-2265 / Fax: (803) 358-6900

FIRST COMMUNITY CORPORATION
5455 Sunset Boulevard Lexington, South Carolina 29072

Proxy Statement for Annual Meeting of Shareholders to be Held on May 22, 2024

The board of directors of First Community Corporation, "we," "us," "our," or the "company," is furnishing this proxy statement to solicit proxies for use at our 2024 Annual Meeting of Shareholders. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. We encourage you to read it carefully. We anticipate that the Notice of Internet Availability of Proxy Materials will first be sent to shareholders on or about April 12, 2024. The proxy statement and the form of proxy relating to the annual meeting are first being made available to shareholders on or about April 9, 2024.

Voting Information

Our board of directors set March 15, 2024 as the record date for the meeting. Shareholders owning shares of our common stock at the close of business on that date are entitled to attend and vote at the meeting, with each share entitled to one vote on all matters voted on at the meeting. There were 7,629,005 shares of common stock outstanding on the record date.

Quorum and Adjournment

A majority of the issued and outstanding shares of common stock entitled to vote at the meeting will constitute a quorum. If a quorum is not present or represented at the meeting, the shareholders entitled to vote, present in person or represented by proxy, shall have the power to adjourn the meeting, without notice other than announcement at the meeting, until a quorum is present or represented. At an adjourned meeting at which a quorum is present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. Once a share is represented for any purpose at a meeting it is deemed present for quorum purposes unless a new record date is set. We will count abstentions and broker non-votes, which are described below, in determining whether a quorum exists.

Shares Held in Street Name

Many of our shareholders hold their shares through a broker, bank, or other nominee rather than directly in their own name. If you hold our shares in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and your broker, bank or nominee, who is considered the shareholder of record with respect to those shares, is forwarding these materials to you. As the beneficial owner, you have the right to direct your broker, bank, or other nominee how to vote and are also invited to attend the annual meeting. However, since you are not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a signed proxy from the shareholder of record giving you the right to vote the shares. Your broker, bank, or other nominee has enclosed or provided a voting instruction card for you to use to direct your broker, bank, or other nominee how to vote these shares.

If a share is represented for any purpose at the annual meeting by the presence of the registered owner or a person holding a valid proxy for the registered owner, it is deemed to be present for the purpose of establishing a quorum. Therefore, valid proxies which are marked "Abstain" or "Withhold" or as to which no vote is marked, including broker non-votes (which are described below), will be included in determining whether a quorum is present at the annual meeting.

Appointed Proxies

When you sign the proxy card, you appoint D. Shawn Jordan and John F. (Jack) Walker, IV as your representatives at the meeting. Messrs. Jordan and Walker will vote your proxy as you have instructed them on the proxy card. If you submit a proxy but do not specify how you would like it to be voted, Messrs. Jordan and Walker will vote your proxy for the election to the board of directors of all nominees listed below under "Election of Directors," for the approval of the compensation of our named executive officers as disclosed in this proxy statement (this is a non-binding, advisory vote), and for the ratification of the appointment of our independent registered public accountants for the year ending December 31, 2024. We are not aware of any other matters to be considered at the meeting. However, if any other matters come before the meeting, Messrs. Jordan and Walker will vote your proxy on such matters in accordance with their judgment.

Required Vote

Assuming that a quorum is present:

- *Proposal No. 1: Election of Directors.* Our directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. This means that the nominees who receive the highest number of votes are selected as directors up to the maximum number of directors to be elected at the meeting. There is no cumulative voting with respect to the election of directors. Abstentions, broker non-votes or the failure to return a signed proxy will not be counted and will have no impact on the election of a director. A shareholder may vote "FOR" or "WITHHOLD" authority to vote for each of the nominees. If a shareholder withholds authority to vote with respect to one or more director nominees, such vote will have no effect on the election of such nominees.

- *Proposal No. 2: Non-Binding, Advisory Vote on Compensation of the Named Executive Officers.* The proposal will be approved if the number of shares of common stock voted in favor of the matter exceeds the number of shares of common stock voted against the matter. *This vote is advisory and will not be binding upon our board of directors.* However, the Human Resources and Compensation Committee (which we refer to in this proxy statement as the "compensation committee") and the board of directors will take into account the outcome of the vote when considering future executive compensation arrangements. If a shareholder submits a proxy but does not specify how he or she would like it to be voted, then the proxy will be voted "FOR" the approval of the compensation of our named executive officers. Abstentions, broker non-votes, and the failure to return a signed proxy will have no effect on the outcome of the votes on this matter.

- *Proposal No. 3: Ratification of the Appointment of Elliott Davis, LLC.* The proposal will be approved if the number of shares of common stock voted in favor of the matter exceeds the number of shares of common stock voted against the matter. If a shareholder submits a proxy but does not specify how he or she would like it to be voted, then the proxy will be voted "FOR" the ratification of the appointment of Elliott Davis, LLC as our independent registered public accountants for the year ending December 31, 2024. Abstentions, broker non-votes, and the failure to return a signed proxy will have no effect on the outcome of the votes on this matter.

Revocability of Proxies and Changes to Your Vote

If you are a shareholder of record (i.e., you hold your shares directly instead of through a brokerage account), you may revoke your proxy or change your vote by

- signing and delivering another proxy with a later date,

- voting in person at the meeting, or

- voting again over the Internet or by telephone prior to 11:59 pm, Eastern Time, on May 21, 2024.

If you hold your shares through a brokerage account, you must contact your brokerage firm to revoke your proxy. Further, if you hold your shares in street name, your brokerage firm may vote your shares under certain circumstances. Brokerage firms have authority under stock exchange rules to vote their customers' unvoted shares on certain "routine" matters. We expect that brokers will be allowed to exercise discretionary authority for beneficial owners who have not provided voting instructions ONLY with respect to Proposal No. 3 *Ratification of the Appointment of Elliott Davis, LLC*—but not with respect to any of the other proposals to be voted on at the annual meeting. **If you hold your shares in street name, please provide voting instructions to your broker, bank or other nominee so that your shares may be voted on all other proposals.**

Solicitation of Proxies

The proxy for our annual meeting is being solicited on behalf of our board of directors. Proxies may be solicited by our directors, officers and other employees in person or by telephone, facsimile or other means of electronic communication. Directors, officers and employees will receive no compensation for these activities in addition to their regular compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. We will bear the entire cost of soliciting proxies from you. In addition to the delivery of proxy materials by mail, we may request banks, brokers and other record holders to send proxies and proxy materials to the beneficial owners of our common stock and secure their voting instructions and will reimburse them for their reasonable expenses in so doing.

Important Notice of Internet Availability

This proxy statement and the accompanying 2023 Annual Report on Form 10-K are available to the public for viewing on the Internet at *www.proxyvote.com*. Pursuant to the SEC "Notice and Access" rules, we are furnishing our proxy materials to our shareholders over the Internet instead of mailing each of our shareholders paper copies of those materials. As a result, we will send our shareholders by mail a Notice of Internet Availability of Proxy Materials, which we refer to as the Notice, containing instructions on how to access our proxy materials over the Internet and how to vote. **The Notice is not a ballot or proxy card and cannot be used to vote your shares of common stock**. The Notice also tells you how to access your proxy card to vote on the Internet. If you received a Notice by mail and would like to receive a printed or emailed copy of the proxy materials, please follow the instructions included in the Notice. You will not receive paper copies of the proxy materials unless you request the materials by following the instructions on the Notice.

If you own shares of common stock in more than one account—for example, in a joint account with your spouse and in your individual brokerage account—you may have received more than one Notice. To vote all of your shares of common stock, please follow each of the separate proxy voting instructions that you received for your shares of common stock held in each of your different accounts.

Availability of Information; Householding

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports, or Notices Regarding the Availability of Proxy Materials, if applicable, with respect to two or more shareholders sharing the same address by delivering a single proxy statement and annual report, or Notice Regarding the Availability of Proxy Materials, if applicable, addressed to those shareholders. This process, which is commonly referred to as "householding," potentially means extra convenience for shareholders and cost savings for companies. In accordance with these rules, only one proxy statement and annual report, or Notice Regarding the Availability of Proxy Materials, if applicable, will be delivered to multiple shareholders sharing an address unless we have received contrary instructions from one or more of the shareholders.

Shareholders who currently receive multiple copies of the proxy statement and annual report, or Notice Regarding the Availability of Proxy Materials, if applicable, at their address and would like to request "householding" of their communications should contact their broker if they are beneficial owners or direct their request to us at the contact information below if they are registered holders.

If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, or Notice Regarding the Availability of Proxy Materials, if applicable, please notify your broker, if you are a beneficial owner or, if you are a registered holder, direct your written request to the contact information below.

Upon written or oral request, we will promptly deliver a separate copy of our annual report on Form 10-K or this proxy statement to our shareholders at a shared address to which a single copy of the document was delivered. Please address such requests to us at the contact information below.

First Community Corporation
Attention: Corporate Secretary
5455 Sunset Blvd.
Lexington, South Carolina 29072
Telephone: (803) 951-0500

Proposal No. 1

Election of Directors

Our board of directors currently has 11 members divided into three classes with staggered terms, so that the terms of only approximately one-third of our board members expire at each annual meeting. The current terms of the Class III directors will expire at this 2024 annual meeting of shareholders. The terms of the Class I directors will expire at the 2025 annual meeting of shareholders, and the terms of the Class II directors will expire at the 2026 annual meeting of shareholders.

Our current directors and their classes are:

Class I	Class II	Class III
Michael C. Crapps	Thomas C. Brown	C. Jimmy Chao*
Jan H. Hollar	W. James Kitchens, Jr.	Ray E. Jones*
Mickey E. Layden	Roderick M. Todd, Jr.	E. Leland Reynolds*
Jane S. Sosebee		Alexander Snipe, Jr.*

* Standing for re-election by the shareholders at the meeting.

C. Jimmy Chao, Ray E. Jones, E. Leland Reynolds, and Alexander Snipe, Jr., our current directors whose terms expire at this annual meeting, have been nominated by the board of directors to be elected at the meeting to serve a three-year term expiring at the 2027 annual meeting of shareholders or until each person's successor is duly elected and qualified. The board of directors recommends that you elect Class III director nominees Messrs. Chao, Jones, Reynolds, and Snipe as Class III directors.

If a quorum is present, the directors will be elected by a plurality of the votes cast at the meeting. This means that the four nominees receiving the highest number of votes will be elected directors. There is no cumulative voting with respect to the election of directors. Abstentions, broker non-votes, and the failure to return a signed proxy will have no effect on the outcome of the vote on this matter. You may vote "FOR" or "WITHHOLD" authority to vote for each of the nominees. If you "withhold" authority to vote with respect to one or more director nominees, your vote will have no effect on the election of such nominees. If you submit a proxy but do not specify how you would like it to be voted, Messrs. Jordan and Walker will vote your proxy to elect each of the Class III director nominees Messrs. Chao, Jones, Reynolds, and Snipe. If any of these nominees is unable or fails to accept nomination or election (which we do not anticipate), Messrs. Jordan and Walker will vote instead for a replacement nominee to be recommended by the board of directors, unless you specifically instruct otherwise in the proxy.

In Memoriam

Former director Edward J. Tarver unexpectedly passed away on February 9, 2024. As a result, our board was reduced from 12 members to 11 members. Mr. Tarver served as a director from 2017 until his death. Furthermore, he served as the chair of our audit committee. We appreciate Mr. Tarver's contribution to the company during his tenure and we offer our condolences to his family.

Director Qualifications; Age Limit

All of our directors bring to the board of directors leadership experience, derived from their business, professional, and board experiences. Four of our current 11 directors have served as directors of the company since its inception in 1994. Two directors were directors on the board of companies that we acquired, one in 2006 and one in 2014. Three directors have previously served on non-related bank boards. Certain individual qualifications and skills of our directors that contribute to the board of directors' effectiveness as a whole are described in the biographical information provided below.

On May 16, 2023, our board approved an amendment to our bylaws to increase the mandatory retirement age for directors of the company from seventy-two (72) to seventy-four (74). Under our bylaws, in the event that a director attains age 74 during the director's term of office, the director shall serve only until the director's current term expires and shall not be eligible for re-election. None of the Class III director nominees will attain the age of 74 prior to our 2024 Annual Meeting of Shareholders on May 22, 2024.

Information Regarding Our Nominees and Directors

The following describes at least the last five years of business experience of each nominee proposed for election as a director, as well as the specific experience, qualifications, attributes or skills that led to the conclusion that the nominee should serve as our director. There is no family relationship between any of our directors, nominees or executive officers, and there are no arrangements or understandings between the directors and any other person pursuant to which he or she was or is to be selected as a director or nominee. Each of our directors is also a director of First Community Bank, which we refer to herein as the "bank."

Information Regarding Nominees for Directors

Set forth below is information about our four Class III nominees to the board of directors. Each nominee has consented to being named as a nominee and agreed to serve if elected. If any named nominee is unable to serve, proxies will be voted for the remaining named nominees.

Class III Nominees

C. Jimmy Chao, 68, Class III director, has served as our director since our formation in 1994 and as our chairman since 2021. Mr. Chao served as vice chair from May 2020 to May 2021. Mr. Chao lives in Lexington, South Carolina, and, since 1987, he has been CEO of the engineering firm, Chao and Associates, Inc., located in Columbia, South Carolina. Furthermore, he served as president of the engineering and surveying firm, Chao Engineering, Inc. from 2000 to 2020. He received a M.S. degree in Structural Engineering at the University of South Carolina and completed all of the course requirements for his PhD. Mr. Chao is a member of the American Society of Civil Engineers, the National Society of Professional Engineers and the Society of American Military Engineers. In 2009, he was selected as SC Civil Engineer of the Year by the American Society of Civil Engineers. He holds a Professional Engineer license in South Carolina, North Carolina, Georgia, Alabama, Florida and many other states. He is past chair of the Educational Foundation of Lexington School District One and a member of the University of South Carolina's Design Review Committee. He serves as an adjunct professor at the University of South Carolina Department of Civil & Environmental Engineering. In 2017, he was appointed by the Governor of South Carolina to the Board of Registration for Professional Engineers and Surveyors.

Mr. Chao has a strong knowledge of the issues facing small business professionals, which is a target market segment for us. He has extensive knowledge of the business environment and the markets we serve.

Ray E. Jones, 53, Class III director, has served as our director since January 2021. Since 2004, Mr. Jones has served as a Partner in the Columbia office of Parker Poe Adams & Bernstein LLP, Attorneys and Counselors at Law. In his role as Partner in the Columbia office of Parker Poe, Mr. Jones provides advice and counsel to a broad spectrum of clients in matters relating to public finance, local taxation, financing of affordable housing and economic development. A native of Columbia, South Carolina, Mr. Jones attended the University of South Carolina where he received a Bachelor's in Finance, a Master's in International Business Administration through the Darla Moore School of Business and a Juris Doctorate through the School of Law. Mr. Jones has received numerous recognitions for his work as an attorney focused on economic development and public finance.

Furthermore, Mr. Jones has served on the following boards:

- Saluda Shoals Foundation, Board of Directors, 2013-2020, Chair, 2017,
- March of Dimes, Board of Directors, South Carolina Chapter, 2005-2010; Chair, 2007-2008, and
- South Carolina Economic Developers' Association, Board of Directors, 2011-2013.

With more than 20 years of experience, Mr. Jones brings a wealth of knowledge of South Carolina businesses, local government, public finance, affordable housing and economic development and is an invaluable asset to our board.

E. Leland Reynolds, 69, Class III director, has served as a director since our merger with Savannah River Banking Corporation in February 2014. He is the co-owner and vice president, since 1986, of H. G. Reynolds Co, Inc., a regional general contractor specializing in governmental and educational construction. Mr. Reynolds is a graduate of Clemson University, where he received his degree in Building Science. His civic and professional associations include Clemson University, Aiken Edgefield Economic Development Partnership, and USC Aiken.

Mr. Reynold's experience and background as a co-owner and executive of a regional business allows him to bring significant management and leadership skills to our board. He has strong community ties to Aiken, South Carolina and the surrounding markets.

Alexander Snipe, Jr., 72, has served as a Class III director of our board since May 2005. Since September 1992, Mr. Snipe has been the president and chief executive officer of Glory Communications, Inc., which is headquartered in Columbia, South Carolina, and operates radio stations in Columbia, Florence, and Moncks Corner, South Carolina; and Augusta, Georgia. Prior to forming Glory Communications, Inc., Mr. Snipe was a general sales manager at one of Columbia's top radio stations for 10 years. He has over 40 years of broadcasting experience and over 30 years in broadcasting ownership; is a past member of the South Carolina Broadcasters Association board of directors; is a past president of such Association; and is a South Carolina's Broadcast Hall of Fame inductee. He is a former board member of the Columbia Urban League, the William L. Bonner Bible College, The Gospel Heritage Foundation, and the National Association of Broadcasters Radio Board.

Mr. Snipe has significant experience operating a small business since 1992. He is an active community leader and serves several other associations and foundations. He has strong ties to the Midlands of South Carolina and has extensive knowledge of the business environment and the markets we serve.

Information Regarding Continuing Directors

Set forth below is also information about each of our other directors.

Class I Directors

Michael C. Crapps, 65, Class I director, has served as our president and chief executive officer and as a director since our formation in 1994. He received a B.S. degree in Economics in 1980 from Clemson University, an M.B.A. degree from the University of South Carolina in 1984, and is a graduate of the LSU Graduate School of Banking of the South. He began his banking career with South Carolina National Bank in 1980 and, from 1985 to 1994, he was with Republic National Bank in Columbia, South Carolina where he became president, chief executive officer, and a director of that bank. During his career, Mr. Crapps has been responsible for virtually all aspects of banking, including branches, commercial banking, operations, credit administration, accounting, human resources, and compliance. Mr. Crapps has served the banking industry as a member of the Federal Reserve Bank of Richmond's Charlotte Branch Board of Directors and the Federal Reserve Bank of Richmond's Community Depository Institutions Advisory Council. He has also served with the South Carolina Bankers Association ("SCBA"), as a former chair and on its board of directors. The SCBA selected Mr. Crapps as the 1997 Young Banker of the Year. Additionally, he currently serves his local community as follows:

- Clemson University IPTAY Board of Directors and its Executive Committee,
- Midlands Business Leadership Group, serving on its Executive Committee, and
- Business Development Corporation Board of Directors and Executive Committee member.

He is a past chair of Navigating from Good to Great (Ng2G) Foundation Board of Directors, the Greater Lexington Chamber of Commerce, the Saluda Shoals Park Foundation and the South Atlantic Division of the American Cancer Society. Furthermore, he previously served on the Clemson University Foundation Board of Directors.

Mr. Crapps has received numerous awards during his career including multiple recognitions as one of the 50 Most Influential People in our local communities and is a 2022 inductee into their Hall of Fame. In 2021, he was recognized by SC Biz as the number one "Power Player" in the banking sector in South Carolina. He was recognized by the South Carolina Foundation for Educational Leadership and the South Carolina Association of School Administrators as a 2023 Distinguished South Carolina Public School Graduate, one of three people statewide to be recognized with this award. Also, in 2023, the Lexington Chamber and Visitors Center named Mr. Crapps the recipient of the Mike Till Impact Award.

Under Mr. Crapps' leadership, First Community Bank has been recognized multiple times as a "best bank," "best mortgage lender," and "best places to work" in addition to numerous lending awards from the Small Business Administration.

Mr. Crapps' experience in banking and vision for our company give him the leadership and consensus building skills that provide significant insight and expertise to the board. As a lifelong resident of Lexington, South Carolina, he has significant ties to the Midlands of South Carolina. He has been very active in local community and civic organizations.

Jan H. Hollar, 68, Class I director, has served as our director since May 2021. Ms. Hollar is a retired banker with a career that spanned 40 years in community banking with institutions ranging in size from de novo to $4.5 billion. Prior to retiring, Ms. Hollar most recently served as interim chief executive officer of the Myrtle Beach Area Chamber of Commerce from May 2018 to August 2018. Before that, she served as chief executive officer and as a member of the Board of Directors of HCSB Financial Corporation (Nasdaq: HCFB), and its banking subsidiary Horry County State Bank, from April 2016 until it was acquired in July 2017 and as consulting CEO from October 2015 until April 2016. Ms. Hollar was hired by HCFB to rebuild and recapitalize the bank. From 2008 until 2017, Ms. Hollar self-owned and operated Jan H. Hollar, CPA, PC, a professional corporation providing accounting consulting for financial institutions. Ms. Hollar has served as chief financial officer for four different community banks and has directed bank operations in the areas of finance, accounting, deposits, loans, human resources, technology, facilities, strategic planning and shareholder relations. She is a licensed CPA in South Carolina with emeritus status and in North Carolina with retired status. She has worked as a consultant for a number of community banks and has served as instructor at the South Carolina Banker's School. Ms. Hollar's community involvement and philanthropic activities include prior work with Lily Pad Haven, a Charlotte-based safe haven for sex-trafficking victims and the Kajiado Children's Home ministry in Kenya. A Furman University graduate, she holds a bachelor's degree in economics and business administration with a concentration in accounting. She currently resides in Greenville and Myrtle Beach, South Carolina.

Ms. Hollar's extensive experience in community banking including leadership positions in executive management and at the board level in addition to experience in a number of areas of bank operations brings substantial insight to our board as it relates to the opportunities, challenges and issues in the community banking industry and her connections to the Upstate of South Carolina provide us with insight and connection to that market.

Mickey E. Layden, 69, Class I director, has served as our director since May 2019. Ms. Layden is the CEO of LCK, LLC, a partner firm of Colliers International South Carolina and a certified women-owned project management services organization. She is also Executive Vice President and Principal of Colliers International South Carolina. Since 1988, Ms. Layden has led the real estate management division of Colliers International South Carolina, overseeing a large staff and responsible for over 23 million square feet of space. Ms. Layden has served in senior leadership roles at the national level within the Institute of Real Estate Management ("IREM"), including Senior Vice President for Membership, IREM Foundation board member, IREM faculty member and chair of numerous other committees within the organization. In January 2020, she was recognized as one of the "50 Most Influential People in Columbia" by the Columbia Business Monthly. Furthermore, she has been recognized in many publications and organizations as a woman of influence in the business community, receiving the 2013 Influential Women in Business CEO Award, the 2010 Corporate TWIN Award, the 2011 Girl Scouts of South Carolina Mountains to Midlands Women of Distinction Award, and she was included in the Columbia Business Monthly's 2011 "Women of Influence". She currently serves her local community as a member of the board of directors of the Lexington Medical Center, where she also serves as secretary of the board of directors, and a member of the Midlands Business Leadership Group.

Additionally, Ms. Layden is a past chair of the board of directors of Midlands Housing Alliance, Inc. (Transitions) and secretary and executive committee member of the YMCA board of directors. She has served in leadership roles of many other organizations and community projects throughout her career, including being a past member of the board of trustees of South Carolina Independent Colleges and Universities.

As an experienced business professional, Ms. Layden has many ties to the Midlands of South Carolina and has been very active in local community and civic organizations—all of which qualify her to serve on our board of directors and enhance her ability to contribute as a director.

Jane S. Sosebee, 67, Class I director, has served as our director since May 2019. Ms. Sosebee retired in 2023 after over 44 years of experience in the telecommunication industry. From 2019 until her retirement, she was the state President of AT&T South Carolina, where she was responsible for its regulatory, economic development, legislative and community affairs activities in the state. She served AT&T and its predecessor companies for over 44 years in various leadership positions. Ms. Sosebee has worked closely with state and community leaders to help bring new technology and jobs to the state and improve the quality of life for South Carolinians.

A native of Laurens, South Carolina, Ms. Sosebee attended Clemson University, where she was awarded a Bachelor's in English. She has served on and chaired the Clemson University Foundation Board. In 2009, she was awarded the University's Distinguished Service Award. This award is the highest honor that the Alumni Association can bestow and is given to those alumni who have not only devoted their life to professionalism and public service, but who have also continued a lifelong dedication to Clemson University. She is currently serving or has served the local Upstate South Carolina community as follows:

- Clemson University Finance Corporation – Past Board Member
- Greenville Chamber – Past Board Member and Chair
- Upstate Alliance – Past Board Member and Chair
- Peace Center – Past Trustee
- Urban League of the Upstate – Past Regional Board Member
- Tri-County Technical College Foundation – Past Board Member

- Anderson Chamber – Past Board Member
- Palmetto Bank – Past Director
- First Citizen's Bank – Past Community Advisory Board Member
- Leadership SC Alumna
- Leadership Anderson Alumna
- Fort Hill Presbyterian Church – Elder

Ms. Sosebee's extensive business experience, volunteerism, leadership, and knowledge of the markets that we serve qualify her to serve on our board of directors and enhance her ability to contribute as a director.

Class II Directors

Thomas **C. Brown**, 66, Class II director, has served as our director since our formation in 1994. Mr. Brown is currently the Priest-Rector at St. Paul's Church in Greenville, South Carolina and has served in that role since 2011. From 2008 to 2011, he served as the Assistant Rector at All Saints Church, Pawley's Island, South Carolina. Previously, Mr. Brown was the president and owner of T.C.B. Enterprises of South Carolina, Inc., a Myrtle Beach based restaurant business. Mr. Brown graduated from Clemson University in 1981 with a B.S. degree in Civil Engineering. He completed a three-year term serving on the Clemson Board of Visitors.

Mr. Brown has owned and operated a small business for many years. He has extensive knowledge of the small business environment and the related challenges. He brings to the board his unique insight and useful perspective related to the small business environment, which is a primary target market segment for us.

W. James Kitchens, Jr., 62, Class II director, has served as our director since our formation in 1994 and as our vice chair since 2021. Mr. Kitchens is president of The Kitchens Firm, PA (formerly known as The Kitchens Firm, Inc.), and its predecessor firm, an accounting firm located in Columbia, South Carolina and has served in that role since 1996. He is a Certified Public Accountant and an investment consultant and currently holds the Chartered Financial Analyst designation. Mr. Kitchens earned a B.S. degree in mathematics from The University of the South in 1984 and an M.B.A. degree from Duke University in 1986.

Mr. Kitchens brings to the board knowledge and understanding of tax and financial accounting issues. He has lived most of his life in the Midlands of South Carolina and has a strong knowledge of the business environment in the markets we serve.

Roderick M. Todd, Jr., 60, Class II director, has served as our director since our merger with DeKalb Bankshares, Inc. in June 2006. Mr. Todd served as a director of DeKalb Bankshares, Inc. and the Bank of Camden, from its inception in 2001 until June 2006. In July 2000, Mr. Todd founded the law firm Roderick M. Todd, Jr. Attorney and Counselor at Law. Formerly, he was a partner in Cooper and Todd, LLP, Attorneys, from 1994 to 2000. Mr. Todd is a graduate of the University of South Carolina and the University of South Carolina School of Law.

Mr. Todd has extensive experience in running and operating his own legal practice in Camden, South Carolina. As a prior director of a start-up community bank, he brings additional insights to our board, relative to community bank operations. He has strong ties to the Camden market, which is a market into which we expanded in 2006 through our acquisition of DeKalb Bankshares, Inc.

Information Regarding Our Executive Officers

Recent or Planned Transitions

On December 14, 2023, we announced promotions and additions to our Executive Leadership Team. Effective January 1, 2024, Joseph A. "Drew" Painter and Vaughan R. Dozier, Jr. became Executive Vice Presidents in the roles of Co-Chief Commercial and Retail Banking Officers. In their roles as Co-Chief Commercial and Retail Banking Officers, Mr. Painter and Mr. Dozier are responsible for leading the bank's network of banking offices.

Effective July 1, 2024, J. Ted Nissen will become the Chief Executive Officer of the bank while still remaining in the role of President and will also be joining the company's and the bank's boards of directors. Mr. Crapps will continue in his role as President and Chief Executive Officer of the company. In his role as Chief Executive Officer of the bank, Mr. Nissen will be responsible for the leadership of day-to-day operations of the bank including its mortgage and financial planning lines of business. Mr. Crapps will continue to focus on board governance, investor relations, strategy development and growth decisions, client retention and prospecting, and leadership development.

Effective December 31, 2024, Tanya A. Butts intends to retire from her roles as executive vice president and chief operations/risk officer of the company and bank.

Biographical Information

Biographical information for each of our executive officers is provided below (other than Mr. Crapps). Because Mr. Crapps also serves on our board of directors, we have provided his biographical information above with our other directors.

John Ted Nissen, 62, has been with the bank since its inception in 1995 and has been the chief banking officer of the company and the president and chief banking officer of the bank since March 2021. Prior to March 2021, Mr. Nissen was the chief commercial and retail banking officer of the company since June 2019; and executive vice president and chief commercial and retail banking officer of the bank since February 2013. He also serves as a member of the bank's Executive Leadership Team. A graduate of Presbyterian College in Clinton, South Carolina, Mr. Nissen has over 38 years of experience in the banking industry. He is an active board member and past chairman of the Lexington Medical Center Foundation Board, a past board member of the South Carolina Bankers Association, and currently serves on the Loan Approval Committee for the Business Development Corporation. He is a graduate of Leadership Columbia and past board member of Engenuity SC, the Columbia Chamber of Commerce, Midlands Technical College Foundation, the Boys and Girls Club, and Harvest Hope Food Bank.

Robin D. Brown, 56, has been with the bank since it began organization in August of 1994. She has served as chief human resources officer and chief marketing officer of the company since June of 2019; and executive vice president and chief human resources officer and chief marketing officer of the bank since February 2013. She also serves as a member of the bank's Executive Leadership Team. Ms. Brown has 39 years of experience in the banking industry and worked for the National Bank of South Carolina and Republic National Bank prior to joining the company. Ms. Brown served on and is a past Chairperson of the Human Resources Committee of the South Carolina Bankers Association. Ms. Brown is a *magna cum laude* graduate of the University of South Carolina Honors College and received her B.S. degree in Business Administration and did post graduate work at the USC School of Business. Ms. Brown is a founding board member of the Lexington County Sheriff's Foundation and has served that organization in various roles since 1999. She is a board member of Carolina Wildlife Center and is a past board member of the Palmetto Center for Women. She is also a graduate of Leadership Lexington County.

Tanya A. Butts, 65, has been the chief operations/risk officer of the company since June 2019 and executive vice president and chief operations/risk officer of the bank since November 2016. She also serves as a member of the bank's Executive Leadership Team. Prior to joining the bank, Ms. Butts had more than 33 years of experience in financial services, working for regional, national and international commercial banking and mortgage banking organizations such as BancBoston Mortgage, Chase Mortgage, National Australia Bank, Carolina First Bank and TD Bank. During her career, she has been responsible for senior or executive management of information technology and bank operations and risk, and has helped lead organizations through significant change. She earned a B.S. degree from Jacksonville University, graduating *magna cum laude*. She is an active community volunteer and presently serves on the United Way of the Midlands Board. Ms. Butts has informed us that she plans to retire from the company and the bank effective December 31, 2024.

Vaughan R. Dozier, Jr., 43, has been with the bank since 2008 and has over 19 years of banking experience. On January 1, 2024, he was promoted to executive vice president, chief commercial and retail banking officer, South Region. He also serves on the bank's Executive Leadership Team. Prior to the promotion, he served as the regional president for the bank's Lexington Region. In 2020, he was selected as the Outstanding Young Banker of the Year by the South Carolina Bankers Association. He graduated with a degree in business administration from Presbyterian College. He is also a graduate of the South Carolina Bankers School and Leadership Columbia. He is active in the community currently serving on the South Carolina Bankers Association Young Bankers board. He also serves on the finance committee at Mt. Hebron United Methodist Church and the Cayce/West Columbia Rotary Club serving as Treasurer. In the past, he has served on the board of directors for several organizations, including Beginnings SC, The River Alliance, and Presbyterian College Alumni Association.

D. Shawn Jordan, 56, has been the executive vice president and chief financial officer of the company and bank since January 2020 and the executive vice president of the company and bank since November 2019. He also serves as a member of the bank's Executive Leadership Team. During Mr. Jordan's 32-year career in the banking industry, he has held leadership and executive positions with public and private financial institutions including local, regional and national organizations. His responsibilities have included corporate analytics; strategic planning; budgeting; forecasting; management, board, regulatory and external reporting; balance sheet management, including capital, liquidity, funding and interest rate risk planning and management; expected credit losses and allowance for loan and lease losses modeling, including CECL; regulatory relations; wealth management; valuation analysis; and mergers and acquisitions. Mr. Jordan served as senior vice president and manager of corporate analytics with IBERIABANK from April 2018 to November 2019. Prior to joining IBERIABANK, from October 2011 until its merger with State Bank Financial Corporation in October 2017, Mr. Jordan worked with AloStar Bank of Commerce where he served as executive vice president and chief financial officer. Mr. Jordan stayed on with State Bank Financial Corporation until March 2018. He holds a bachelor's degree in economics from Centre College and an M.B.A. from Eastern Kentucky University.

Joseph Andrew (Drew) Painter, 46, has been with the bank since 2003 and has 24 years of experience in the banking industry. On January 1, 2024, he was promoted to executive vice president, chief commercial and retail banking officer, North Region. He also serves on the bank's Executive Leadership Team. Prior to the promotion, he served as the regional president for the Columbia Region, where he also served as a commercial banker for First Community Bank for 20 years. He is a graduate of the University of South Carolina in Columbia, SC. He is currently serving as Board Chair for the Baptist Healthcare System of South Carolina. He is the former Board Chair for the Prisma Health Children's Hospital in Columbia, SC as well as former Board Chair for the Prisma Health Midlands Foundation. He currently serves as Vice Chair of the Main Street District of Columbia, SC where he previously served as Treasurer. He is the past Chair of the Legislative Committee of the South Carolina Bankers Association and currently serves on the South Carolina Bankers School Board and is a graduate of the South Carolina Bankers School. In 2018, he was selected as the Outstanding Young Banker of the Year by the South Carolina Bankers Association. He is the former President of the Spring Valley Rotary Club. He is a graduate of Leadership Columbia.

John F. (Jack) Walker, **IV**, 58, has over 35 years of experience in the banking industry. He has been the executive vice president and chief credit officer of the company and the bank since August 2019 and has been with the bank since September 2009. He has held various positions within the credit administration area, most recently being promoted to executive vice president and chief credit officer of the bank on August 1, 2019. He also serves as a member of the bank's Executive Leadership Team. Prior to becoming the chief credit officer, Mr. Walker served as the bank's senior vice president – loan approval and special assets officer. From 2005 through 2009, he worked at NetBank Business Finance as a director of franchise/commercial credit. Prior to this, he was with SouthTrust Bank for five years as a senior vice president – commercial banking and for 11 years with SunTrust Bank as a first vice president. He earned a bachelor's degree in computer science from Yale University.

Proposal No. 2

Non-Binding, Advisory Vote on Compensation of the Named Executive Officers

The rules adopted by the SEC under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 enable our shareholders to vote to approve, on a non-binding basis, the compensation of our named executive officers. Accordingly, we are asking you to approve the compensation of our named executive officers as described under "Director and Executive Officer Compensation" and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this proxy statement. The vote on this resolution is not intended to address any specific element of compensation, but rather relates to the overall compensation of our named executive officers as described in this proxy statement in accordance with the applicable SEC compensation disclosure rules.

We seek to align the interests of our named executive officers with the interests of our shareholders. Therefore, our compensation programs are designed to reward our named executive officers for the achievement of strategic and operational goals and the achievement of increased shareholder value, while at the same time avoiding the encouragement of unnecessary or excessive risk-taking. We believe that our compensation policies and procedures are competitive and focused on performance and are aligned with the long-term interest of our shareholders.

This proposal, commonly known as a "Say-on-Pay" proposal, gives you as a shareholder the opportunity to express your views regarding the compensation of the named executive officers by voting to approve or not approve such compensation as described in this proxy statement. This vote is advisory and will not be binding on us, the board of directors or the compensation committee. However, we will take into account the outcome of the vote when considering future executive compensation arrangements.

The board of directors believes our compensation policies and procedures achieve this objective and, therefore, recommend shareholders vote "FOR" the proposal through the following resolution:

"RESOLVED, that the compensation paid to our named executive officers, as disclosed in our Proxy Statement for the 2024 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the U.S. Securities and Exchange Commission, including the compensation tables and the related narrative discussion in the Proxy Statement, is hereby APPROVED."

If a quorum is present, the proposal will be approved if the number of shares of common stock voted in favor of the matter exceeds the number of shares of common stock voted against the matter. Abstentions, broker non-votes, and the failure to return a signed proxy will have no effect on the outcome of the vote on this matter.

Proposal No. 3

Ratification of Appointment of the Independent Registered Public Accounting Firm

On March 13, 2024, our Audit and Compliance Committee, which we refer to herein as the audit committee, of the board of directors appointed Elliott Davis, LLC as our independent registered public accounting firm for the year ending December 31, 2024. Although we are not required to seek shareholder ratification in the selection of our accountants, we believe obtaining shareholder ratification is desirable. If the shareholders do not ratify the appointment of Elliott Davis, LLC, the audit committee will re-evaluate the engagement of our independent auditors. Even if the shareholders do ratify the appointment, our audit committee has the discretion to appoint a different independent registered public accounting firm at any time during the year if the audit committee believes that such a change would be in the best interest of our shareholders and the company. We expect that a representative of Elliott Davis, LLC will be available either in-person or via telephone during the meeting to respond to appropriate questions from shareholders. The representative will also have an opportunity to make a statement if he or she desires to do so.

If a quorum is present, this proposal will be approved if the number of shares of common stock voted in favor of the matter exceeds the number of shares of common stock voted against the matter. Because this proposal is a "routine" matter, if you do not submit voting instructions to your broker, your broker may exercise its discretion to vote your shares on this proposal. Abstentions and the failure to return a signed proxy will have no effect on the outcome of the vote on this matter.

The board unanimously recommends that shareholders vote "FOR" the ratification of the appointment of Elliott Davis, LLC as our independent registered public accounting firm for the year ending December 31, 2024.

CORPORATE GOVERNANCE

Introduction

Our directors meet regularly to review our operations and discuss our business plans and strategies. Our board of directors met 15 times during 2023. Each director attended at least 75% of the combined total of meetings of the board and meetings of each committee on which such director served during 2023. Neither our board nor the nominating committee has implemented a formal policy regarding director attendance at an annual meeting of shareholders. Although board members are encouraged to attend the annual shareholders meeting, we recognize that conflicts may occasionally arise that will prevent a director from attending an annual meeting. Seven of our directors attended our 2023 Annual Meeting of Shareholders in person.

Director Independence

Under the rules of The Nasdaq Stock Market, which we refer to herein as Nasdaq, independent directors must constitute a majority of a listed company's board of directors. A director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the director's exercise of independent judgment in carrying out the responsibilities of a director.

Our board has determined that a majority of its members are independent as defined by the listing standards of Nasdaq. Specifically, our board of directors has determined that the following directors are independent: Thomas C. Brown, C. Jimmy Chao, Jan H. Hollar, Ray E. Jones, W. James Kitchens, Jr., Mickey E. Layden, E. Leland Reynolds, Alexander Snipe, Jr., Jane S. Sosebee, and Roderick M. Todd, Jr. Edward J. Tarver, who passed away on February 9, 2024, was also considered an independent director. Michael C. Crapps is considered an inside director and, therefore, is not independent because of his employment as an executive officer of the company.

In making the independence determinations, the board took into consideration (in addition to the factors that would trigger a disclosure requirement under Item 404) (i) real estate sales commissions paid pursuant to normal market terms totaling zero and $32,600, in 2023 and 2022, respectively, to an entity in which Ms. Layden owns 9.8% of the equity interest and serves as the executive vice president and principal and (ii) loan inspection services fees paid pursuant to normal market terms totaling $10,500 and $9,150, in 2023 and 2022, respectively, to an entity in which Ms. Layden owns 67% of the equity and serves as CEO and a member of the board of directors. In each case, the board determined that her interest in the transactions was financially de minimis and would not interfere with the exercise of her independent judgment in carrying out the responsibilities of a director.

Board Diversity Disclosure

In accordance with the Nasdaq Listing Rule 5606, each Nasdaq-listed company must annually disclose information on each director's voluntary self-identified characteristics. The table below includes information on the diversity of the board of directors based upon such information voluntarily provided by each director.

Board Diversity Matrix (As of April 9, 2024)[(1)]

Total Number of Directors..................................... 11

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity				
Directors	3	7	—	1
Part II: Demographic Background				
African American or Black..................................	—	1	—	—
Alaskan Native or Native American......................	—	—	—	—
Asian..	—	1	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	3	5	—	—
Two or More Races or Ethnicities	—	—	—	—
LGBTQ+			0	
Did Not Disclose Demographic Background			1	

(1) Due to the death of Edward J. Tarver, the total number of directors declined to 11 from 12 and the number of African American or Black directors declined to one from two compared to the Board Diversity Matrix as of April 4, 2023 presented in the proxy statement for our 2023 annual meeting of shareholders.

Code of Business Conduct and Ethics

The board of directors has established a Code of Business Conduct and Ethics that applies to all directors, officers and employees, which may be found by clicking the link for "Investors" under the "About" tab on our website at *www.firstcommunitysc.com*. The information on our website is not part of this proxy statement. We intend to post on our website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, the Code of Business Conduct and Ethics. Shareholders may request a copy of the Code of Business Conduct and Ethics by written request directed to First Community Corporation, Attention: Corporate Secretary, 5455 Sunset Blvd., Lexington, South Carolina 29072.

Stock Ownership Guidelines

We have a stock ownership policy that requires (i) members of our Executive Leadership Team, which includes our executive officers, to own a minimum of two times their annual base salary for such Executive Leadership Team member and (ii) directors, who were directors prior to February 21, 2023, to own a minimum of 10,000 shares of our common stock. Executive Leadership Team members are permitted to sell and or surrender up to 50 percent of vested stock awards primarily to satisfy tax withholding obligations on vested shares. Director deferred units held in our Amended and Restated Non-Employee Director Deferred Compensation Plan are included in such director's ownership calculations. There is no period for either our Executive Leadership Team members or directors to achieve compliance; however, such covered persons may not sell our common stock until the applicable stock ownership threshold is satisfied.

Effective February 21, 2023, we approved the following stock ownership requirements applicable to new directors, on or after February 21, 2023: (i) own a minimum of 1,000 shares of our common stock; (ii) own a minimum of 5,000 shares of our common stock within five years of becoming a director (the "long-term ownership requirement"); and (iii) own a minimum of 10,000 shares of our common stock in order to sell our common stock. Any director deferred units held in our Amended and Restated Non-Employee Director Deferred Compensation Plan are included in such director's ownership calculations. If a director does not meet the long-term ownership requirement, the director's cash retainer will be deferred into share units under our Amended and Restated Non-Employee Director Deferred Compensation Plan until the long-term ownership requirement is met.

We monitor ownership levels and compliance on an ongoing basis by requiring Executive Leadership Team members and directors to receive pre-approval from the chief executive officer or chief financial officer prior to trading in our common stock.

Prohibitions on Short Sales

We consider it improper and inappropriate for our directors, officers and employees to engage in short-term or speculative transactions in our securities. Accordingly, under our Insider Trading Policy:

- we prohibit the sale of any of our securities "short," which includes transactions that involve securities that the seller does not own at the time of sale, or, if owned, are not delivered within 20 days after the sale or deposited in the mail or other usual channels of transportation within five days after the sale; and
- we warn insiders about the implications on call options and put options with regard to Section 16 of the Exchange Act.

Clawback Policy

The compensation committee believes it is appropriate to adjust or recover incentive awards or payments in the event the financial reporting measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment. As required under SEC and Nasdaq rules, our board of directors approved the Incentive Compensation Recovery Policy (the "Clawback Policy") effective September 19, 2023. The Clawback Policy applies in the event that we are required to prepare an accounting restatement. In such event, the Company shall recover any awarded incentive compensation received by an executive officer during the three completed fiscal years immediately preceding the date of such restatement that exceeds the amount that would have been received if based on the restated amounts, without regard to taxes paid by the executive officer. We will not indemnify any executive officer against the loss of any incorrectly awarded or otherwise recouped incentive compensation. The obligation to recover such erroneously awarded compensation is not dependent on if or when the Company files restated financial statements with the SEC and does not require any finding of misconduct by an executive officer or such officer being found responsible for the accounting error leading to the accounting restatement.

Communications with the Board of Directors

Shareholders may communicate directly to our board of directors in writing by sending a letter to the board at: First Community Corporation, Attention: Corporate Secretary, 5455 Sunset Blvd., Lexington, South Carolina 29072. All letters directed to the board of directors will be received and processed by the corporate secretary and will be forwarded to the chairman of the nominating committee without any editing or screening.

Board Leadership Structure

We are focused on our corporate governance practices and value independent board oversight as an essential component of strong corporate performance to enhance shareholder value. Our commitment to independent oversight is demonstrated by the fact that a majority of our directors are independent. In addition, each member of our board of directors' audit, compensation, and nominating committees are independent.

Our board of directors believes that it is preferable for one of our independent directors to serve as chairman of the board. Director C. Jimmy Chao was appointed to serve as chairman of our board on May 19, 2021. Mr. Chao served as vice chair of our board since May 2020 and has served as our director since our formation in 1994. We believe it is the chairman's responsibility to guide the board as it provides leadership to our executive management while our chief executive officer manages the company. As directors continue to be faced with more oversight responsibility than ever before, we believe it is beneficial to have separate individuals in the role of chairman and chief executive officer. In making its decision to have an independent chairman, our board of directors considered the time and attention that Mr. Crapps is required to devote to managing our day-to-day operations. By having another director serve as chairman of our board of directors, Mr. Crapps is able to focus more of his attention on running the company. This will also ensure there is no duplication of effort between the chairman and the chief executive officer. We believe this board leadership structure is appropriate in maximizing the effectiveness of board oversight and in providing perspective to our business that is independent from executive management.

We recognize that different board leadership structures may be appropriate for companies in different situations. We will continue to reexamine our corporate governance policies and leadership structures on an ongoing basis to ensure that they continue to meet our needs.

Board's Role in Risk Oversight

Our audit committee is primarily responsible for overseeing our risk management processes on behalf of the full board of directors. The audit committee focuses on financial reporting risk and oversight of the internal audit process. It receives reports from management at least quarterly regarding our assessment of risks and the adequacy and effectiveness of our internal control systems, as well as reviews reports through our Enterprise Risk Management process that include credit and market risk (including liquidity and interest rate risk) and operational risk (including compliance and legal risk). Strategic and reputation risk are also regularly considered by the audit committee. The audit committee also receives reports from management addressing the most serious risks impacting our day-to-day operations. Our director of internal audit reports to the audit committee and meets with the audit committee in executive sessions as needed to discuss any potential risk or control issues involving management. The audit committee reports regularly to the full board of directors, which also considers our entire risk profile. The full board of directors focuses on certain significant risks facing the company and on certain aspects of our general risk management strategy. Management is responsible for the day-to-day risk management processes. Our board has appointed a chief risk officer responsible for the strategic management of compliance, operational, cyber, fraud and physical security. Our credit and balance sheet management risks are managed by our chief credit officer and chief financial officer, respectively. We believe this division of responsibility is the most effective approach for addressing the risks facing our company and that our board leadership structure supports this approach.

Our compensation committee is responsible for overseeing the management of risks related to our executive and non-executive compensation plans. Our nominating committee oversees the management of risk associated with the board, including independence, nomination and competence of the directors. Our loan committee is responsible for the oversight of the management of risks related to our loan portfolio. Our asset-liability committee is responsible for oversight of the management of risks associated with our policies and procedures related to all aspects of balance sheet management, including investment management, liquidity management, interest rate risk management, and capital management.

Cyber and Information Security. With respect to cybersecurity, on a quarterly basis, our audit committee receives reports from management on cybersecurity risks and preparedness. Interim reports are to be produced in the case of any extraordinary events. While our audit committee, and the board of directors to which it reports, oversees our cybersecurity risk management, our management and information technology, and enterprise risk management departments, specifically our information security officer, are responsible for the day-to-day cybersecurity risk management processes. Threats from cyber-attacks are severe, attacks are sophisticated and increasing in volume, and attackers respond rapidly to changes in defensive measures. Formal security awareness training is conducted regularly to increase overall employee awareness about cyber threats. Our systems and those of our customers and third-party service providers are under constant threat and it is possible that we could experience a significant event in the future. We maintain a cyber insurance policy that is designed to reduce the risk of loss resulting from cyber security breaches. While we believe that our cybersecurity programs are appropriate and have been effective to prevent material incidents thus far, risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of online banking, mobile banking and other technology-based products and services by us and our customers.

Environmental, Social and Governance (ESG). Our board of directors understands its role as stewards of long-term corporate performance, and that a board of directors has an important role to play in overseeing the company's efforts to be aware of, and to navigate, the evolving risk and opportunities related to ESG matters. Our compensation committee annually reviews our compensation strategies, benefit plans including insurance and retirement and equity programs, and considers issues of fairness to employees and long-term sustainability of our business as part of their review. Our nominating committee reviews governance matters, is focused on diversity and considers diversity to be an important consideration as we seek to best understand how to effectively do business in and serve our community. Committees of the board of directors assist the board of directors in fulfilling its oversight responsibilities with respect to our development and implementation of corporate social responsibility initiatives, including those related to various ESG matters. In 2024, we will continue to evaluate ESG and respond as appropriate to evolving guidance and expectations.

We have a company-wide recycling program and encourage our employees to reduce, reuse and recycle waste. We also have a monthly service for commingled recycling pick up at many of our banking locations. Furthermore, we shred paper for security purposes, but it also has a positive impact on the environment. We have taken innovative steps to improve our energy usage by changing old light fixtures to LED light fixtures beginning in 2022. We plan to upgrade the energy efficiency of some of our locations each year until all of our locations have been upgraded.

Committees of the Board

Our board of directors has an audit committee, a compensation committee, and a nominating committee. Each committee serves in a dual capacity as a committee of the company and of the bank.

Audit Committee

Our audit committee met five times in 2023. The following directors are members of our audit committee: Jane S. Sosebee (Chair), Jan H. Hollar, W. James Kitchens, Jr., and Ray E. Jones. Prior to his death on February 9, 2024, Edward J. Tarver was the Chair of our audit committee and Ms. Sosebee was a member of our audit committee. Our board of directors has determined that all of these committee members are independent, as contemplated in the listing standards of Nasdaq. Our board has also determined that Mr. Kitchens qualifies as an "audit committee financial expert" under SEC rules.

Our audit committee operates under a written charter adopted by the board of directors and is responsible for reviewing our financial statements, evaluating internal accounting controls, reviewing reports of regulatory authorities, and determining that all audits and examinations required by law are performed. Our audit committee approves the independent auditors, reviews and approves the auditor's audit plans, and reviews with the independent auditors the results of the audit and management's responses. The audit committee charter may be found by clicking on the link for "Investors" under the "About" tab on our website at *www.firstcommunitysc.com*. The charter outlines the audit committee's responsibilities for overseeing the entire audit function and appraising the effectiveness of internal and external audit efforts and may be amended by the board at any time. The audit committee reports its findings to our board of directors.

Compensation Committee

Our compensation committee met four times during 2023 and reviewed our compensation policies and practices and concluded that they do not create risks that are reasonably likely to have a material adverse effect on us. The following directors are members of the compensation committee: Thomas C. Brown (Chair), Mickey E. Layden, E. Leland Reynolds, Alexander Snipe, Jr. and Roderick M. Todd, Jr. Our board of directors has evaluated the independence of the members of our compensation committee and has determined that each member of our compensation committee meets the definition of an "independent director" under Nasdaq standards and qualifies as a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act.

Our compensation committee operates under a written charter adopted by the board of directors and is responsible for developing and making recommendations to the board with respect to our board and executive compensation policies and for the approval and administration of our existing and proposed board and executive compensation plans. The compensation committee charter may be found by clicking on the link for "Investors" under the "About" tab on our website at *www.firstcommunitysc.com*.

Our compensation committee is responsible for reviewing and recommending to the board of directors the compensation of directors and the chief executive officer. The compensation committee charter does not authorize the compensation committee to form and delegate its authority to subcommittees. Specifically, the compensation committee determines the contents of our board and executive compensation plans, authorizes the awards to be made pursuant to such plans and reviews and recommends annually all compensation decisions relating to our board and chief executive officer. The compensation committee annually reviews the other executive officers' performance and base salary and incentive compensation plan, equity plans, and any special or supplemental benefits. Our chief executive officer annually evaluates the performance of each of the other executive officers and reviews the compensation packages for each of them with the compensation committee. The compensation packages for the remaining non-executive employees are determined by individual supervisors in conjunction with the bank's chief human resources officer and based on criteria included in the bank's overall budget, which is approved annually by our board of directors.

The compensation committee has authority with respect to:

- Annually reviewing the form and amount of director compensation and recommending compensation packages to the board.

- Annually reviewing employee compensation strategies, benefit plans including insurance and retirement plans, and equity programs.

- Approving officer title designations/promotions.

- Appointing trustees to oversee our 401(k) plan.

- Annually evaluating our chief executive officer's performance as it compares to our goals and objectives, providing feedback to him on his performance, and recommending to the board his compensation package, including base salary level, incentive compensation plan, equity plans, and any special or supplemental benefits (during such voting and deliberations, the chief executive officer is not present).

- Annually reviewing the other executive officers' performance and their individual compensation packages, including base salary level, incentive compensation plan, equity plans, and any special or supplemental benefits.

- Reviewing and making recommendations to our board concerning employment agreements, severance agreements, change in control agreements, as well as any supplemental benefits.

- Overseeing all incentive plans and considering methods of creating incentives for management to achieve sustained growth in earnings and shareholder value and the retention of key management personnel. This may include annual cash incentive plans, long-term incentive plans, equity plans, as well as any special supplemental benefits. The compensation committee makes a recommendation to the board concerning the design structure of such plans.

- Ensuring that our incentive compensation programs do not encourage unnecessary and excessive risk taking that would threaten our value or the integrity of our financial reporting.

- Retaining or obtaining the advice, if needed, of a compensation consultant, legal counsel or other advisor, after compliance with Nasdaq listing Rule 5605(d)(3).

- Serving as the stock committee or stock sub-committee and, as such, approving awards under our stock option plan and other equity plans.

- Approving our annual report on executive compensation and directors' fees for inclusion in our proxy statement, if applicable.

- Approving the annual committee report for inclusion in our proxy statement, if required.

- Reporting annually to the board on succession planning for key positions, including the chief executive officer, executive leadership team members, director of mortgage banking, director of financial planning, BSA officer, compliance officer, and information security officer.

- Reporting its activities and recommendations to the board of directors at any regular or special meeting of the board.

- Annually reviewing its charter and presenting it to the board for approval.

Role of Our Compensation Consultant

We periodically engage an external national compensation consulting firm to provide independent compensation consulting services regarding our director and executive management compensation. In 2022, our compensation committee engaged Blanchard Consulting Group to conduct this independent external review of board and executive compensation. Blanchard Consulting Group reported directly to the compensation committee and assisted with accumulation and analysis of updated peer data. It is anticipated that we will engage an external compensation consulting firm approximately every three years.

Blanchard Consulting Group is available to the compensation committee and the executive vice president of human resources for ongoing consultation relative to compensation issues.

Compensation Committee's Relationship with its Independent Compensation Consultant

Our compensation committee considered the independence of Blanchard Consulting Group in accordance with SEC rules and Nasdaq listing standards. In selecting these consultants the following factors were considered: (1) other services provided to us by the company; (2) fees paid by us as a percentage of the company's total revenue; (3) policies or procedures maintained by the company that are designed to prevent a conflict of interest; (4) any business or personal relationships between the senior advisors and a member of the compensation committee; (5) any company stock owned by the senior advisors; and (6) any business or personal relationships between our executive officers and the senior advisors. Our compensation committee discussed these considerations and concluded that the work performed by the company and its senior advisors involved in the engagements did not raise any conflict of interest.

Selected Peer Review and Compensation Committee Functions

A primary role of the compensation committee is to analyze the competitiveness of, and the structure and amounts of annual base salary, annual cash awards and long-term equity awards, where applicable, to be paid to our executives. The compensation committee also structures and monitors our equity-based compensation plans and employment agreements with its executive officers which include, among other things, provisions relating to executives in the event of a change in control of the company. In order to gauge the competitiveness of our executive compensation level, the compensation committee may analyze market data regarding annual base salary, annual cash bonus awards and long-term equity incentive awards paid by certain companies in what the compensation committee considers the company's "primary competitor group."

For their external compensation review of board and executive compensation conducted in 2022, Blanchard Consulting Group recommended using a peer group comprised of publicly traded banks with assets sizes between $1 billion and $3 billion as of December 31, 2021 who are located in the southeastern United States including Alabama, Georgia, Kentucky, North Carolina, South Carolina, Tennessee, and Virginia.

Auburn National Bancorporation, Inc. (AUBN)	Limestone Bancorp, Inc. (LMST)
Blue Ridge Bankshares, Inc. (BRBS)	MainStreet Bancshares, Inc. (MNSB)
C&F Financial Corporation (CFFI)	National Bankshares, Inc. (NKSH)
Colony Bankcorp, Inc. (CBAN)	Old Point Financial Corporation (OPOF)
Eagle Financial Services, Inc. (EFSI)	Peoples Bancorp of North Carolina, Inc. (PEBK)
F & M Bank Corp. (FMBM)	River Financial Corporation (RVRF)
First National Corporation (FXNC)	Security Federal Corporation (SFDL)
FVCBankcorp, Inc. (FVCB)	Southern First Bancshares, Inc. (SFST)
GrandSouth Bancorporation (GRRB)	Southern States Bancshares, Inc. (SSBK)
John Marshall Bancorp, Inc. (JMSB)	Virginia National Bankshares Corporation (VABK)

The peer data was reviewed and, with respect to each of the top executive officer positions, compared for the scope of responsibilities of the position within the company to the equivalent responsibilities of positions within the companies included in the survey data. The compensation committee then compared our compensation and benefits practices with those of the banks included in the survey data and took the results into account when establishing compensation guidelines and recommendations for executives in establishing compensation for bank executives. In determining each executive's base salary and annual cash bonus opportunity, the compensation committee considered those two elements together, as well as other factors, in order to set an appropriate level of total annual cash compensation. In general, the compensation committee seeks to give each executive the opportunity to earn an annual cash bonus that, if earned and when combined with the executive's base salary, would result in total annual cash compensation to the executive that is competitive with the market data provided by the surveys. Consideration of compensation structures among the selected primary competitor group was only one of the tools used by the compensation committee to assess competitive compensation and to determine appropriate compensation amounts and structures for the company's executive officers. In order to attract, retain and incentivize executive officers of the company, the compensation committee may, in its discretion and judgment, determine that it is in the best interest of the company to negotiate compensation packages that vary significantly from the compensation levels and incentive structures offered by competitors. Total compensation for executives is targeted to be between the 45th and 90th percentile of market when compared to peer banking organizations.

For peer comparison metrics in the cash and equity incentive plans, the company uses a peer index of ½ to 1 ½ times the company's asset size for publicly traded banks located in the southeastern United States. Data is compiled from S&P Global Market Intelligence based on the 2023 filings as reported by each peer group institution. For year-end 2023, that index included:

Auburn National Bancorporation, Inc. (AUBN)	MainStreet Bancshares, Inc. (MNSB)
Bank of the James Financial Group, Inc. (BOTJ)	Morris State Bancshares, Inc. (MBLU)
BankFirst Capital Corporation (BFCC)	Mountain Commerce Bancorp, Inc. (MCBI)
BayFirst Financial Corp. (BAFN)	National Bankshares, Inc. (NKSH)
C&F Financial Corporation (CFFI)	Old Point Financial Corporation (OPOF)
Chesapeake Financial Shares, Inc. (CPKF)	Peoples Bancorp of North Carolina, Inc. (PEBK)
Citizens Bancorp Investment, Inc. (CBTN)	Peoples Financial Corporation (PFBX)
Citizens Holding Company (CIZN)	Pinnacle Bankshares Corporation (PPBN)
CoastalSouth Bancshares, Inc. (COSO)	PB Financial Corporation (PBNC)
Dogwood State Bank (DSBX)	Skyline Bankshares, Inc. (SLBK)
Eagle Financial Services, Inc. (EFSI)	South Atlantic Bancshares, Inc. (SABK)
F & M Bank Corp. (FMBM)	Southern States Bancshares, Inc. (SSBK)
First National Corporation (FXNC)	United Bancorporation of Alabama, Inc. (UBAB)
First US Bancshares, Inc. (FUSB)	USCB Financial Holdings, Inc. (USCB)
Freedom Financial Holdings, Inc. (FDVA)	Uwharrie Capital Corp (UWHR)
FVCBankcorp, Inc. (FVCB)	Virginia National Bankshares Corporation (VABK)
John Marchall Bancorp, Inc. (JMSB)	White River Bancshares Company (WRIV)

Nomination and Corporate Governance Committee

The nominating committee met four times during 2023. The following directors are members of our nominating committee: Roderick M. Todd, Jr. (Chair), E. Leland Reynolds, Jane S. Sosebee, and Alexander Snipe, Jr. Edward J. Tarver was a member of our nominating committee prior to his death on February 9, 2024. Our board of directors has determined that all of these committee members are independent, as contemplated in the listing standards of Nasdaq.

The board of directors has adopted a nominating committee charter, which may be found by clicking on the link for "Investors" under the "About" tab on our website at *www.firstcommunitysc.com*. The charter provides that the responsibilities of the committee include:

- reviewing the qualifications and independence of the members of the board and its various committee assignments;

- evaluating incumbent directors in determining consideration for re-election;

- recommending board nominees for election;

- providing guidance on board and corporate governance issues; and

- considering director candidates recommended by shareholders who submit nominations in accordance with our bylaws.

Shareholders who submit candidates for nomination must deliver nominations in writing to our corporate secretary no later than (i) with respect to an election to be held at an annual meeting of shareholders, 90 days in advance of such meeting; and (ii) with respect to an election to be held at a special meeting of shareholders for the election of directors, seven days after notice of the special meeting is given to shareholders. Each notice must set forth: (i) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (ii) a representation that the shareholder is a holder of record of stock of the company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (iv) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the SEC's proxy rules, had the nominee been nominated, or intended to be nominated, by the board of directors; and (v) the consent of each nominee to serve as a director of the company if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure. For a complete description of the procedures and disclosure requirements to be complied with by shareholders in connection with submitting director nominations, shareholders should refer to our bylaws.

The nominating committee has not adopted a formal policy with regard to the consideration of diversity in identifying director nominees. In determining whether to recommend a director nominee, the nominating committee members consider and discuss diversity, among other factors, with a view toward the needs of the board of directors as a whole. The nominating committee members generally conceptualize diversity expansively to include, without limitation, concepts such as race, gender, national origin, disability, differences of viewpoint, professional experience, education, skill and other qualities or attributes that contribute to board heterogeneity, when identifying and recommending director nominees. The nominating committee believes that the inclusion of diversity as one of many factors considered in selecting director nominees is consistent with the committee's goal of creating a board of directors that best serves our needs and the interests of our shareholders.

In evaluating such director recommendations, the nominating committee uses a variety of criteria to evaluate the qualifications and skills necessary for members of our board of directors. Under these criteria, members of the board of directors should have the highest professional and personal ethics and values, consistent with our longstanding values and standards, and broad experience at the policy-making level in business, government, education, technology or public interest. Directors should be committed to enhancing shareholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Their service on other boards of public companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all director duties. Each director must represent the interests of our shareholders.

The nominating committee uses a variety of methods for identifying and evaluating nominees for director. The nominating committee regularly assesses the appropriate size of the board of directors, and whether any vacancies are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, the nominating committee considers various potential candidates for director. Candidates may come to their attention through current members of the board, shareholders, or other persons. These candidates are evaluated at regular or special meetings of the board and may be considered at any point during the year. The nominating committee considers properly submitted shareholder recommendations for candidates. In evaluating such recommendations, the nominating committee uses the qualifications and standards discussed above, and it seeks to achieve a balance of knowledge, experience and capability on the board of directors.

Report of the Audit Committee

Management is responsible for our internal controls and the financial reporting process. The independent auditors are responsible for performing an independent audit of our consolidated financial statements in accordance with accounting principles generally accepted in the U.S. and issuing a report thereon. The audit committee's responsibility is to monitor and oversee these processes.

In this context, the audit committee has met and held discussions with management and Elliott Davis, LLC, our independent auditors. In discharging its oversight responsibility as to the audit process, the audit committee has received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the audit committee concerning independence and has discussed with the independent auditors their independence from the company and its management. The audit committee also discussed with management, the internal auditors and the independent auditors the quality and adequacy of our internal controls and the internal audit function's organization, responsibilities, budget and staffing. The audit committee reviewed both with the independent and internal auditors their audit plans, audit scope and identification of audit risks.

The audit committee reviewed and discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC, and with and without management present, discussed and reviewed the results of the independent auditors' examination of the financial statements. The audit committee also discussed the results of the internal audit examinations.

The committee reviewed and discussed the audited consolidated financial statements of the company as of and for the year ended December 31, 2023 with management and the independent auditors.

Based on the above-mentioned review and discussions with management and the independent auditors, the audit committee recommended to the board that our audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2023 for filing with the SEC. On March 21, 2024, the committee appointed Elliott Davis, LLC as our independent auditors for 2024.

The report of the audit committee is included herein at the direction of its members: Ms. Sosebee (Chair), Ms. Hollar, Mr. Kitchens, and Mr. Jones.

DIRECTOR AND EXECUTIVE OFFICER COMPENSATION

General Compensation Philosophy

Our compensation committee has determined that we, as a performance-driven business, should reward financial results with appropriate compensation. The compensation committee's strategy for carrying out this philosophy is to link executive compensation with our financial performance and, at the same time, to be sensitive to external market factors, which might affect such performance but be outside the control of the company's executives. The compensation committee recognizes the importance of maintaining compensation and benefits at competitive levels designed to attract and retain talented executives. The compensation committee has typically included annual equity award grants as an element of executive compensation and may consider implementation of additional equity award grants in the future as a component of executive compensation. The compensation committee believes that equity-based compensation aligns the long-term interests of employees with those of our shareholders. In determining whether to make equity award grants in the future, the compensation committee will consider the recommendations of the chief executive officer regarding the granting of equity awards for our key executives, other than our chief executive officer. In determining appropriate equity-based compensation awards for our executives, the compensation committee anticipates that it will generally focus on our current and future performance, the current and future performance and achievements of our executives, and the executives' present and potential future contribution to our success.

Executive Compensation

The following table shows the compensation we paid for the years ended December 31, 2023 and 2022 to our principal executive officer and the two most highly compensated other executive officers who were serving as executive officers at the year end of 2023, which we refer to herein as our named executive officers.

Summary Compensation Table

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[(1)(2)] ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation[(3)] ($)	Non-qualified Deferred Compensation Earnings[(4)] ($)	All Other Compensation[(5)] ($)	Total ($)
Michael C. Crapps, President and Chief Executive Officer	2023	501,347	—	168,722	—	78,680	126,952	15,799	891,500
	2022	482,064	—	139,728	—	147,085	126,641	15,470	910,988
J. Ted Nissen, Executive Vice President and Chief Banking Officer	2023	325,000	—	101,920	—	51,005	50,645	15,798	544,368
	2022	291,200	—	84,000	—	88,850	47,007	14,664	525,721
Tanya A. Butts, Executive Vice President and Chief Operations/Risk Officer[(6)]	2023	250,000	—	83,300	—	39,234	57,547	14,041	444,122

(1) This amount represents the grant date fair value of equity awards in accordance with FASB ASC Topic 718. The grant date fair value per share of the equity awards shown above equals $20.29 and $20.93 in 2023 and 2022, respectively. See discussion of assumptions used in the valuation of the equity awards in Note 18, "Stock Options, Restricted Stock, Restricted Stock Units, and Deferred Compensation" in the "Notes to Consolidated Financial Statements" included within the Annual Report on Form 10-K for the year ended December 31, 2023. For a discussion of the awards granted in 2023, see "*Long-term Equity Compensation Awards*," below.

(2) The fair value of the time-based restricted stock units received in 2023 by each named executive officer as of the grant date is as follows: Mr. Crapps, $72,310; Mr. Nissen, $43,680; and Ms. Butts, $35,700. The fair value of the performance-based restricted stock units received in 2023 by each named executive officer as of the grant date, assuming the target payout is as follows: Mr. Crapps, $96,413; Mr. Nissen, $58,240; and Ms. Butts, $47,600; assuming the maximum payout, is as follows: Mr. Crapps, $192,826; Mr. Nissen, $116,480; and Ms. Butts, $95,200.

(3) This amount represents the total cash payout under the terms of our 2023 Management Incentive Plan for Key Executives. See "*Annual Cash Incentive Awards—Performance-Based Annual Cash Incentive Awards*" below for a description of how our compensation committee determined the incentive payments awarded to our named executive officers in 2023.

(4) This amount reflects the change in the present value of benefits attributable to named executive officers for the applicable compensation, as calculated under non-qualified retirement benefit plans.

(5)   The amount for all Other Compensation includes the following:

		401(k) Match		Country Club Dues		Life Insurance Premiums		Total	
Michael C. Crapps	2023	$	13,200	$	1,320	$	1,279	$	15,799
	2022	$	12,200	$	1,155	$	2,115	$	15,470
J. Ted Nissen	2023	$	13,200	$	1,320	$	1,278	$	15,798
	2022	$	12,200	$	1,155	$	1,309	$	14,664
Tanya A. Butts	2023	$	12,824		—	$	1,217	$	14,041

(6)   Ms. Butts qualified as a named executive officer in 2023 and 2020. However, she did not qualify as a named executive officer in 2022 and 2021.

Annual Cash Incentive Awards

Performance-Based Annual Cash Incentive Awards

Our compensation committee adopted the 2023 Management Incentive Plan for Key Executives to provide for the payment of cash bonuses to our named executive officers upon our achievement of certain plan criteria goals during 2023. The plan was designed to be consistent with our philosophy that executive compensation should be linked with our financial performance. In order for any bonus to be paid to any executive officer under the plan, we had to achieve at least 80% of budgeted net core income for the year and maintain an internal soundness measure that is based on a regulatory rating, both of which we achieved in 2023. Upon meeting certain goals for efficiency ratio (core), net interest income, loan portfolio growth, pure deposit growth and a modifier based on return on average assets, the executive officers are eligible to receive, as a percentage of their respective base salary, a 15% cash payout at the threshold level, a 30% cash payout at the target level, a 45% cash payout at the stretch level and a 60% cash payout at the maximum level. Payouts are pro-rated if actual results fall between the threshold, target, stretch and maximum levels.

The following sets forth the pre-established performance goals for which the annual cash incentive awards for the year ended December 31, 2023 were based:

	Weight	Threshold	Target	Stretch	Maximum	Actual Earned	Actual Performance
All Named Executive Officers' – Total Opportunity as a Percentage of Base Salary		15%	30%	45%	60%	15.69%	
Efficiency ratio (core)[1]	25%	105% of Budget	Budget	95% of Budget	90% of Budget		105.36% of Budget
Net interest income[1]	25%	95% of Budget	Budget	105% of Budget	110% of Budget		93.49% of Budget
Loan portfolio growth[1]	25%	95% of Budget	Budget	105% of Budget	110% of Budget		104.74% of Budget
Pure deposit growth[1][2]	25%	95% of Budget	Budget	105% of Budget	110% of Budget		98.51% of Budget
Modifier: return on average assets[3]		75% at 0 to 25th percentile	100% at 50th percentile	125% at 75th+ percentile			90% based on 40th percentile

(1)   Based on internal 2023 Budget.

(2)   Pure deposits include total deposits less certificates of deposits plus cash management repurchase agreements.

(3)   Performance compared to an index of banks from publicly traded peer banks with an asset size of ½ to 1 ½ of the company's asset size located in the Southeast. Data is compiled from S&P Global Market Intelligence based on the 2023 filings as reported by each peer group institution. At December 31, 2023, the index of peer banks used for the performance-based annual incentive compensation awards included the following banks:

Auburn National Bancorporation, Inc. (AUBN)	MainStreet Bancshares, Inc. (MNSB)	
Bank of the James Financial Group, Inc. (BOTJ)	Morris State Bancshares, Inc. (MBLU)	
BankFirst Capital Corporation (BFCC)	Mountain Commerce Bancorp, Inc. (MCBI)	
BayFirst Financial Corp. (BAFN)	National Bankshares, Inc. (NKSH)	
C&F Financial Corporation (CFFI)	Old Point Financial Corporation (OPOF)	
Chesapeake Financial Shares, Inc. (CPKF)	Peoples Bancorp of North Carolina, Inc. (PEBK)	
Citizens Bancorp Investment, Inc. (CBTN)	Peoples Financial Corporation (PFBX)	
Citizens Holding Company (CIZN)	Pinnacle Bankshares Corporation (PPBN)	
CoastalSouth Bancshares, Inc. (COSO)	PB Financial Corporation (PBNC)	
Dogwood State Bank (DSBX)	Skyline Bankshares, Inc. (SLBK)	
Eagle Financial Services, Inc. (EFSI)	South Atlantic Bancshares, Inc. (SABK)	
F & M Bank Corp. (FMBM)	Southern States Bancshares, Inc. (SSBK)	
First National Corporation (FXNC)	United Bancorporation of Alabama, Inc. (UBAB)	
First US Bancshares, Inc. (FUSB)	USCB Financial Holdings, Inc. (USCB)	
Freedom Financial Holdings, Inc. (FDVA)	Uwharrie Capital Corp (UWHR)	
FVCBankcorp, Inc. (FVCB)	Virginia National Bankshares Corporation (VABK)	
John Marshall Bancorp, Inc. (JMSB)	White River Bancshares Company (WRIV)	

Actual cash incentive payout amounts are disclosed in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table included elsewhere in this proxy statement.

The size of the total potential bonus pool available under the plan declined as our profitability declined, subject to the maximum aggregate cash bonus amount of $1,776,450 to all executive officers including the named executive officers. The maximum aggregate cash bonus amount is based on 15% of net income.

Long-Term Equity Compensation Awards

Our compensation committee believes that the primary benefit to the company of long-term awards is to motivate our named executive officers to increase shareholder value and ensure adequate executive retention through the grant of long-term compensation awards, particularly restricted stock and restricted stock unit awards. Under our equity incentive award plan, we also may grant awards in the form of other equity and performance-based incentives, as may be deemed appropriate by the compensation committee from time to time. The compensation committee has the ability to alter the cash and equity incentive plans and modify the pay-outs if in their sole discretion it is warranted. This would include the ability to modify or cancel restricted stock vesting dates.

On February 21, 2023, the compensation committee, in its discretion, granted the following time-based restricted stock units ("TRSUs") and performance-based restricted stock units ("PRSUs") to the named executive officers with a grant date of February 21, 2023. The grant date fair values of the equity awards are disclosed below and in the Summary Compensation Table included elsewhere in this proxy statement. The compensation committee did not grant any restricted stock awards to the named executive officers in 2023 and 2022.

	Grant Date	TRSUs (#)	PRSUs (#)[1]	Total ($)
Michael C. Crapps	02/21/2023	3,564	4,752	168,722
	02/17/2022	3,338	3,338	139,728
J. Ted Nissen	02/21/2023	2,153	2,870	101,920
	02/17/2022	2,007	2,007	84,000
Tanya A. Butts...	02/21/2023	1,759	2,346	83,300

(1) Amount shown is the target amount of each award. The range of PRSUs actually earned for the awards granted on February 21, 2023 can be in the range of 0% of target for below threshold performance, 50% of target for threshold performance, 100% of target for target performance, 150% of target for stretch performance and 200% of target for maximum performance. The range of PRSUs actually earned for the awards granted on February 17, 2022 can be in the range of 0% of target for below threshold performance, 50% of target for threshold performance, 100% of target for target performance, and 150% of target for maximum performance. Actual performance between threshold, target, stretch (for 2023 grants) and maximum performance levels will be interpolated to determine the amount of pro-rated payment based on relative achievement of the corporate performance metrics.

2023 and 2022 TRSUs Granted. The TRSUs cliff vest at the end of three years from the grant date.

2023 and 2022 PRSUs Granted. Under the terms of the PRSU agreement, the PRSUs will vest at the end of the three year performance period based on our achievement of performance goals determined by the compensation committee during the performance period at a threshold, target, stretch and maximum performance level, with accelerated vesting in certain circumstances, if (1) the bank has achieved an internal soundness measure that is based on a regulatory rating, (2) we have achieved at least 80% of budgeted net core income in each calendar year during the performance period, and (3) the named executive officer continues to be employed with the us through the applicable performance vesting date. The performance metrics selected by the compensation committee for the above-referenced awards are as follows:

- total shareholder return measured relative to the combined average of the Nasdaq Bank Index (CBNK) and Dow Jones U.S. Micro Cap Banks Index (collectively, the "Index"), with the starting price of a share of our common stock as the closing price on the last business day immediately preceding the start of the applicable performance period and the ending share price as the closing price of a share of our common stock on the last day of the applicable performance period,

- return on average equity, averaged over the 12 calendar quarters of the applicable performance period, which is then compared to the return on average equity, for the applicable quarters, to an index of publicly traded peer banks with an asset size of ½ to 1½ of the company's asset size located in the southeast, as recommended by our compensation consultant, and

- non-performing assets, as of the end of each applicable quarter, averaged over the 12 calendar quarters of the applicable performance period, which is then compared to the non-performing assets as a percentage of total assets, for the applicable quarters, to an index of publicly traded peer banks with an asset size of ½ to 1½ of the company's asset size located in the southeast, as recommended by our compensation consultant.

The February 21, 2023 awards are based on a measurement period that began January 1, 2023 and ends December 31, 2025 and the February 17, 2022 awards are based on a measurement period that began January 1, 2022 and ends December 31, 2024. For return on average equity and non-performing assets, the data is compiled from S&P Global Market Intelligence as reported by each peer group institution.

Results of 2021 PRSU Awards. The final performance period for our 2021 PRSUs ended on December 31, 2023. Under the terms of the PRSU agreement, the PRSUs vested on February 20, 2024, the date the compensation committee certified the results, based on our achievement of performance goals determined by the compensation committee during such performance period at a threshold, target and maximum performance level, if (1) the bank has achieved an internal soundness measure that is based on a regulatory rating, (2) we have achieved at least 80% of budgeted net core income in each calendar year during the performance period, and (3) the named executive officer continues to be employed with the us through the applicable performance vesting date. The range of PRSUs actually earned can be in the range of 0% of target for below threshold performance, 50% of target for threshold performance, 100% of target for target performance, to 150% of target for maximum performance. Payouts are pro-rated if actual results fall between the threshold, target and maximum levels. The performance metrics, weight and relative goals are disclosed in the below table, along with the actual performance.

Conditions to Vesting of the 2021 PRSUs Awards	Achieved
Achievement of Internal Soundness Measure Based on Regulatory Rating	Yes
Achieved at least 80% of budgeted net core income in each calendar year during the performance period	Yes

2021 PRSUs Awards Performance Metrics	Weight (%)	Threshold	Target	Maximum	Actual Performance
All Named Executive Officers' – Total Opportunity as Percentage of Base Salary		7.50%	15.00%	22.50%	18.80%
Total Shareholder Return[1]	33.33%	75% of Index	Index	125% of Index	137.81% of Index
Return on Average Equity[2]	33.33%	30th Percentile	50th Percentile	75th Percentile	46th Percentile
Non-Performing Assets[3]	33.33%	30th Percentile	50th Percentile	75th Percentile	68th Percentile

[1] Total Shareholder Return was measured relative to the combined average of the Nasdaq Bank Index (CBNK) and Dow Jones U.S. Micro Cap Banks Index (collectively, the "Index"), with the starting price of a share of our common stock as the closing price on the last business day immediately preceding the start of the applicable performance period and the ending share price as the closing price of a share of our common stock on the last day of the applicable performance period.

[2] Return on Average Equity was averaged over the 12 calendar quarters of the applicable performance period, which is then compared to the return on average equity, for the applicable quarters, to an index of publicly traded peer banks with an asset size of ½ to 1½ of the company's asset size located in the southeast, as recommended by our compensation consultant in 2021.

[3] Non-Performing Assets was measured as of the end of each applicable quarter, averaged over the 12 calendar quarters of the applicable performance period, which is then compared to the non-performing assets as a percentage of total assets, for the applicable quarters, to an index of publicly traded peer banks with an asset size of ½ to 1 ½ of the company's asset size located in the Southeast, as recommended by our compensation consultant in 2021.

Payment of the earned portion of the 2021 PSUs occurred on February 20, 2024, the date the compensation committee certified the performance results, and were as follows:

Named Executive Officer	2021 Earned PRSUs
Michael C. Crapps	4,787
J. Ted Nissen	2,779
Tanya A. Butts	2,351

Named Executive Officer Employment Agreements

Chief Executive Officer

Michael C. Crapps. On December 8, 2015, we entered into an amended and restated employment agreement with Mr. Crapps, current president and chief executive officer of the company and chief executive officer of the bank. The parties entered into the amended and restated employment agreement to amend Mr. Crapps' existing employment agreement to ensure documentary compliance with Section 409A of the Internal Revenue Code.

Unless terminated earlier according to provisions in the employment agreement, the agreement provides a three-year term of employment and at the end of each day during the term of employment the term of the agreement is automatically extended for an additional day so that the remaining term continues to be three years, except that either party can give the other party written notice of and fix the term to a finite term of three years from the date of the written notice.

The base salary for Mr. Crapps is subject to annual review by our board of directors and may be increased. Under his agreement, Mr. Crapps is eligible to receive bonuses if he meets the goals set forth annually for him by our long-term equity incentive program and for the grant of stock options, restricted stock and other similar awards.

Mr. Crapps is provided with a country club membership as well as a life insurance policy for the benefit of his spouse and heirs. Mr. Crapps is also entitled to participation in our retirement, health, welfare and other benefit plans and programs applicable to employees generally or to senior executives.

The employment agreement provides that, if we terminate Mr. Crapps' employment without cause, subject to the possibility of a six-month delay, on the 60th day after the date of termination, we will pay Mr. Crapps compensation in an amount equal to twice the amount of his then current monthly base salary and thereafter on the first day of the month for the next 22 months compensation in an amount equal to 100% of his then current monthly base salary, plus any bonus earned or accrued through the date of termination.

The employment agreement contains provisions relating to non-solicitation of customers and personnel and non-competition during the term of employment and the two years thereafter, as well as a provision relating to the protection of confidential information.

Payments to our Chief Executive Officer upon a Change in Control

- After a change in control and regardless of whether Mr. Crapps remains employed by the company or its successor, we will pay Mr. Crapps an amount equal to three times the then current annual base salary as well as any bonus earned through the date of change in control, and we will remove any restrictions on outstanding incentive awards so that all such awards vest immediately.

- If Mr. Crapps' employment is terminated without cause within two years following a change in control:

  o Mr. Crapps may continue participation in our group health plan pursuant to the Consolidated Omnibus Budget Reconciliation Act ("COBRA"). If Mr. Crapps elects COBRA coverage for group health coverage, he will be obligated to pay only the portion of the full COBRA cost of the coverage equal to an active employee's share of premiums for coverage for the respective plan year and, on the 60th day after the date of termination following a change in control, we will pay Mr. Crapps compensation in an amount equal to six times the amount of the initial monthly portion of our share of such COBRA premiums; provided, however, that such benefits will be eliminated if and when Mr. Crapps is offered Affordable Care Act compliant group health coverage from a subsequent employer, and

  o To the extent that "portable" life insurance coverage is offered under our life insurance programs and after such termination Mr. Crapps continues to pay for "portable" life insurance coverage that was provided by the company immediately prior to such termination, we will reimburse the life insurance premiums paid by Mr. Crapps with respect to such life insurance coverage with respect to the two-year period ending immediately after such termination.

In the event that our independent accountants acting as our auditors on the date of a change in control determine that the payments provided for in the employment agreement constitute "excess parachute payments" under Section 280G of the Internal Revenue Code, then the compensation payable under the employment agreement will be reduced to an amount the value of which is $1.00 less than the maximum amount that could be paid to Mr. Crapps without his compensation being treated as "excess parachute payments" under Section 280G.

Other Named Executive Officers

J. Ted Nissen and Tanya A. Butts. On December 8, 2015, we entered into an amended and restated employment agreement with J. Ted Nissen, current chief banking officer of the company and president and chief banking officer of the bank. Mr. Nissen entered into the amended and restated employment agreement to amend his existing employment agreement to ensure documentary compliance with Section 409A of the Internal Revenue Code. On April 22, 2019, we entered into an employment agreement with Tanya A. Butts, executive vice president and chief operations/risk officer of the company and the bank.

Mr. Nissen's and Ms. Butts' respective employment agreement provides for an initial term of three years, to be extended automatically each day for an additional day so that the remaining term of the agreement will continue to be three years. The term may be fixed at three years without extension by notice of either party to the other. Mr. Nissen's and Ms. Butts' respective employment agreements provide for an annual salary that is reviewed annually and may be increased from time to time. Mr. Nissen and Ms. Butts are each eligible to receive annual payments based upon achievement criteria established by the board of directors.

Mr. Nissen's and Ms. Butts' respective employment agreement provides that, if we terminate the executive's employment without cause, subject to the possibility of a six-month delay, on the 60th day after the date of termination, we will pay such executive compensation in an amount equal to twice the amount of the executive's then current monthly base salary and thereafter on the first day of the month for the next 10 months compensation in an amount equal to 100% of the executive's then current monthly base salary, plus any bonus earned or accrued through the date of termination. Mr. Nissen's and Ms. Butts' employment agreements contain provisions relating to non-solicitation of customers and personnel and non-competition during the term of employment and the 12 months thereafter, as well as a provision relating to the protection of confidential information.

Payments to Mr. Nissen and Ms. Butts upon a Change in Control

Under Mr. Nissen's employment agreement,

- after a change in control and regardless of whether the executive remains employed by the company or its successor, we will pay the executive an amount equal to two times the then current annual base salary as well as any bonus earned through the date of change in control, and we will remove any restrictions on outstanding incentive awards so that all such awards vest immediately.

Under Ms. Butts' employment agreement,

- if the executive's employment is terminated by the employer without cause or by the executive for good reason upon or during the two years following a change in control (a "Qualifying Termination"), we will pay the executive an amount equal to two times the then current annual base salary as well as any bonus earned through the Qualifying Termination, and we will remove any restrictions on outstanding incentive awards so that all such awards vest immediately.

Under Mr. Nissen's and Ms. Butts' employment agreements,

- if the executive's employment is terminated without cause within two years following a change in control:

  o the executive may continue participation in our group health plan pursuant to COBRA. If the executive elects COBRA coverage for group health coverage, the executive will be obligated to pay only the portion of the full COBRA cost of the coverage equal to an active employee's share of premiums for coverage for the respective plan year and, on the 60th day after the date of termination following a change in control, the company will pay the executive compensation in an amount equal to six times the amount of the initial monthly portion of our share of such COBRA premiums; provided, however, that such benefits will be eliminated if and when the executive is offered Affordable Care Act compliant group health coverage from a subsequent employer, and

  o to the extent that "portable" life insurance coverage is offered under our life insurance programs and after such termination the executive continues to pay for "portable" life insurance coverage that was provided by the company immediately prior to such termination, we will reimburse the life insurance premiums paid by the executive with respect to such life insurance coverage with respect to the two-year period ending immediately after such termination.

Outstanding Equity Awards at Fiscal Year-End

The following table shows the number of shares covered by both exercisable and non-exercisable options and stock awards owned by the individuals named in the Summary Compensation Table as of December 31, 2023, as well as the related exercise prices and expiration dates. Options and stock awards are granted pursuant to our equity incentive plan.

Outstanding Equity Awards at December 31, 2023

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)(3)
Michael C. Crapps	—	—	—	—	—	10,721	230,823	12,877	277,242
J. Ted Nissen	—	—	—	—	—	6,377	137,297	7,656	164,834
Tanya A. Butts	—	—	—	—	—	5,283	113,743	6,345	136,608

(1) There were no restricted stock awards granted to named executive officers in 2023 and 2022. However, restricted stock awards were granted to named executive officers prior to 2022 and cliff vest over a three-year period. There were no TRSUs granted to named executive officers prior to 2021. The TRSU awards granted in 2023 and 2022 cliff vest over a three-year period. The following restricted stock awards or restricted stock units vested (or will vest) on February 17, 2024, February 17, 2025 and February 21, 2026, respectively: Mr. Crapps; 3,819, 3,338 and 3,564; Mr. Nissen; 2,217, 2,007 and 2,153; and Ms. Butts; 1,876, 1,648 and 1,759.
(2) Amounts are based upon the adjusted closing price of our common stock on December 29, 2023 (the last trading day of the year) of $21.53 per share.
(3) Represents PRSUs that are subject to the achievement of pre-established performance targets and the officer's continued service through the vesting date. Any PRSUs that vest will be converted to shares of our common stock on a one-for-one basis. PRSUs that do not vest will be forfeited. The number of unearned PRSUs reported assumes the units are earned and vested on a one-for-one basis (representing satisfaction of corporate performance goals at the target performance level) except for the 2021 PRSUs, which are reported based on the actual performance achieved at 125%, which is equivalent to 18.80% of base salary. These 2021 PRSUs vested on February 20, 2024. See the description of our performance and satisfaction of the performance measures for the 2021 PRSUs in the "Director and Executive Officer Compensation – Long-Term Equity Compensation Awards - Results of 2021 PRSU Awards" above for more details.

Option Exercises and Stock Vested

The following table provides information concerning stock awards that vested in 2023 for our named executive officers. There were no stock options exercised by any named executive officers during the year ended December 31, 2023.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Michael C. Crapps	—	—	5,383	107,660
J. Ted Nissen	—	—	2,083	41,660
Tanya A. Butts...	—	—	1,667	33,340

(1) The amounts reported in this column were calculated using the per share closing price of our common stock on the vesting date of the awards.

Equity Compensation Plan Information

The following table contains certain information as of December 31, 2023, relating to securities authorized for issuance under our equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (c) (excluding securities reflected in column (a))
Equity compensation plans approved by security holders[1]	108,663	$ n/a	132,183[2]
Equity compensation plans not approved by security holders	n/a	n/a	—
Total	108,663	$ n/a	132,183[2]

(1) Column (a) consists of shares of our common stock issuable upon vesting of restricted stock and restricted stock units, including 13,301 TRSUs and 13,301 PRSUs at the target payout (with a maximum payout of 19,954 PRSUs) issued under our 2011 Stock Incentive Plan (the "2011 Plan"). Our 2021 Omnibus Equity Incentive Plan (the "2021 Plan") replaced the 2011 Plan and no new awards may be granted under the 2011 Plan. As of December 31, 2023, we issued 24,300 TRSUs and 34,358 PRSUs at the target payout (with a maximum payout of 51,108 PRSUs) under our 2021 Plan. Restricted stock units are settled for shares of our common stock on a one-for-one basis. For awards granted after January 1, 2023, the PRSUs have a payout range from 0% of target for below threshold performance, 50% of target for threshold performance, 100% of target for target performance, 150% of target for stretch performance and 200% of target for maximum performance; payouts are pro-rated if actual results fall between the threshold, target, stretch, and maximum levels. For awards granted prior to January 1, 2023, the PRSUs have a payout range from 0% of target for below threshold performance, 50% of target for threshold performance, 100% of target for target performance and 150% of target for maximum performance; payouts are pro-rated if actual results fall between the threshold, target, and maximum levels. PRSUs are reported in column (a) assuming achievement at the maximum performance level. Restricted stock units have no exercise price and, therefore, have no weighted-average exercise price to report in column (b). Column (c) consists of shares reserved for future issuance under our 2021 Plan.

(2) The number of shares in this column were calculated as follows:

First Community Corporation 2021 Omnibus Equity Incentive Plan
(In shares / units)

Initial reserve – May 19, 2021	225,000
Shares / units granted	
Time-based restricted stock units – officer	(24,300)
Performance-based restricted stock units – officer[a]	(51,108)
Restricted stock – officer	(2,460)
Restricted stock – director	(14,949)
Remaining reserve – December 31, 2023	132,183

   (a) Performance-based restricted stock units are initially granted and expensed at target levels; however, they are reserved at maximum levels.

Certain Retirement and Salary Continuation Benefits

We have established the First Community Bank, Profit Sharing Plan, a qualified 401(k) defined contribution plan, pursuant to which we make matching and discretionary contributions on behalf of each of the executive officers. We also maintain and pay premiums on behalf of each executive officer under a life insurance plan and provide partial payment of premiums for medical benefits if the executive officer so elects.

We have entered into salary continuation agreements with executives Crapps, Nissen and Butts. The salary continuation agreements provide for an annual supplemental retirement benefit to be paid to each of the executives, commencing at the specified normal retirement age and payable in monthly installments for a prescribed number of years.

Each executive will receive this benefit if the executive's employment is terminated following a change in control (as defined in each executive's employment agreement). If the executive dies after a separation of service but before the executive's annual supplemental benefit commences, the executive's benefit will be paid to the executive's beneficiaries, beginning with the month following the bank's receipt of a copy of the executive's death certificate. If the executive dies after the executive's benefit has commenced, the remaining benefits will be paid to the executive's beneficiaries at the same time and in the same amounts that would have been distributed to the executive had the executive survived. If the executive dies during active service, 100% of the executive's accrual balance (as defined in the salary continuation agreement) will be paid in a lump sum to the executive's beneficiaries.

If the executive experiences a disability that results in a separation of service prior to the normal retirement age, the executive will be entitled to 100% of the executive's accrual balance determined as of the end of the plan year preceding termination.

If the executive is terminated without cause (as defined in the executive's employment agreement), the executive is entitled to 100% of his accrual balance determined as of the end of the plan year preceding such termination. This benefit is determined by vesting the executive in 10% of the accrual balance at the end of the first plan year, and an additional 10% of such amount at the end of each succeeding year thereafter until the executive becomes 100% vested in the accrual balance.

To offset the annual expense accruals for the benefits payable to the executives under the salary continuation agreements, the bank acquired bank-owned life insurance ("BOLI"). It is anticipated that the BOLI will provide full cost recovery of the benefits paid to the executives under the salary continuation agreements upon their deaths.

The foregoing summary of the material features of the salary continuation agreements for executives Crapps, Nissen and Butts is qualified in its entirety by reference to the provisions of the agreements, the form of which is attached as Exhibit 10.5 to our Annual Report on Form 10-K filed with the SEC on March 21, 2024. See also the discussion under "Named Executive Officer Employment Agreements" in this proxy statement.

Pay Versus Performance

The following table sets forth information concerning the compensation of our chief executive officer, or "CEO," and, on an average basis, the compensation of our Non-CEO named executive officers, or "Non-CEO NEOs," for each of the fiscal years ending December 31, 2023, 2022 and 2021, as such compensation relates to our financial performance for each such fiscal year.

Year	Summary Compensation Table for CEO[1] ($)	Compensation Actually Paid to CEO[1,2] ($)	Average Summary Compensation Table Total for Non-CEO NEOs[1] ($)	Average Compensation Actually Paid to Non-CEO NEOs[1,3] ($)	Value of Initial Fixed $100 Investment Based on Total Shareholder Return ($)[4]	Net Income ($ in thousands)
2023	891,500	893,256	494,245	495,626	137.33	11,843
2022	910,988	929,148	485,621	486,697	135.67	14,613
2021	933,529	993,463	497,597	517,522	125.95	15,465

1   For the year 2023 in the above table, the CEO is Michael C. Crapps, president and chief executive officer, and the Non-CEO NEOs are J. Ted Nissen, executive vice president and chief banking officer, and Tanya A. Butts, executive vice president and chief operations/risk officer. For the years 2022 and 2021 in the above table, the CEO is Michael C. Crapps, president and chief executive officer, and the Non-CEO NEOs are J. Ted Nissen, executive vice president and chief banking officer, and D. Shawn Jordan, executive vice president and chief financial officer.

2   This column represents the "compensation actually paid" to our CEO for each year, determined by starting with the amount set forth in the Summary Compensation Table ("SCT") in the column entitled "Total Compensation" for the applicable year and adjusting that amount as follows (totaling $1,756, $18,160 and $59,934 for the years 2023, 2022 and 2021, respectively):

-       Increase for fair value of awards granted during year that remain unvested as of year-end

o   2023 = $8,847
o   2022 = $6,409
o   2021 = $25,127

-       Increase / decrease for change in fair value from prior year-end to current year-end of awards granted prior to year that were outstanding and unvested as of year-end

o   2023 = ($5,153)
o   2022 = $13,151
o   2021 = $31,416

-       Increase / decrease for change in fair value from prior year-end to vesting date of awards granted prior to year that vested during year

o   2023 = ($1,938)
o   2022 = ($1,400)
o   2021 = $3,391

3   This column represents the "compensation actually paid" to our Non-CEO NEOs for each year, determined by starting with the amount set forth in the SCT in the column entitled "Total Compensation" for the applicable year (and taking the average of those amounts for the non-CEO NEOs) and adjusting that amount as follows (totaling $1,381, $1,076 and $19,925 for the years 2023, 2022 and 2021, respectively):

-       Increase for fair value of awards granted during year that remain unvested as of year-end

o   2023 = $4,845
o   2022 = $3,622
o   2021 = $13,884

-       Increase / decrease for change in fair value from prior year-end to current year-end of awards granted prior to year that were outstanding and unvested as of year-end

o   2023 = ($675)
o   2022 = $5,315
o   2021 = $5,382

-       Increase / decrease for change in fair value from prior year-end to vesting date of awards granted prior to year that vested during year

o   2023 = ($2,789)
o   2022 = ($7,861)
o   2021 = $659

4   Total Shareholder Return assumes $100 was invested in our common stock on December 31, 2020 and assumes the reinvestment of all cash dividends prior to any tax effect and retention of all stock dividends.

Relationship Between Pay and Performance

The relationship between compensation actually paid to our CEO and the average of the compensation actually paid to our other non-CEO NEOs and the performance measures shown in the table above is described in further detail below. As illustrated below, the compensation actually paid to our CEO and the other non-CEO NEOs, as calculated in accordance with the SEC requirements, has trended with mixed results over the full three-year period between the performance measures of net income and TSR disclosed in the table above. Compared to 2022, our 2023 net income declined 19.0% while the compensation actually paid to our CEO declined congruently 3.9% but the average compensation actually paid to our non-CEO NEOs increased incongruently 1.8%. Compared to 2021, our 2022 net income declined 5.5% while the compensation actually paid to our CEO declined congruently 6.5% and the average compensation actually paid to our non-CEO NEOs declined congruently 6.0%. Although our TSR increased to $137.33 in 2023 from $135.67 in 2022 and from $125.95 in 2021, the compensation actually paid to our CEO declined incongruously 3.9% in 2023 and 6.5% in 2022; and the average compensation actually paid to our non-CEO NEOs declined incongruously 6.0% in 2022. However, the average compensation actually paid to our non-CEO NEOs increased congruously 1.8% in 2023.

In addition to our financial performance, we also evaluate all elements of our NEO compensation based on qualitative factors and an evaluation of competitive compensation levels with other comparable institutions.

Relationship Between Compensation Actually Paid and Our TSR

The graph below shows the relationship between the compensation actually paid to our CEO and the average compensation actually paid to our non-CEO NEOs and our TSR.



Relationship Between Compensation Actually Paid and Our Net Income

The graph below shows the relationship between the compensation actually paid to our CEO and the average compensation actually paid to our non-CEO NEOs and our net income.



Director Compensation

During the year ended December 31, 2023, the chairman of the board received a $14,500 retainer and $1,350 for attendance at each board meeting while chairs of the ALCO committee, the audit committee, the executive committee, the compensation committee and the nominating committee received $11,000 as an annual retainer and the chair of the loan committee received $13,500 as an annual retainer. The remaining outside directors received a retainer in the amount of $9,500. Outside directors, excluding the chairman of the board, received fees of $1,000 for attendance at each board meeting and $500 for attendance at each committee meeting except for members of the audit committee who received $750 for each audit committee meeting. Mr. Crapps, as an employee of the company, does not receive any director compensation. He is not listed in the following table because his compensation as a named executive officer is described elsewhere in this proxy statement.

The following is a summary of the compensation paid to directors (other than Mr. Crapps) for 2023.

Director*	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Thomas C. Brown	27,000	14,000	—	—	—	—	41,000
C. Jimmy Chao	44,750	14,000	—	—	—	—	58,750
Jan H. Hollar	32,750	14,000	—	—	—	—	46,750
Ray E. Jones	34,500	14,000	—	—	—	—	48,500
W. James Kitchens, Jr.	34,250	14,000	—	—	—	—	48,250
Mickey E. Layden	33,000	14,000	—	—	—	—	47,000
E. Leland Reynolds	32,000	14,000	—	—	—	—	46,000
Alexander Snipe, Jr.	41,500	14,000	—	—	—	—	55,500
Jane S. Sosebee	33,750	14,000	—	—	—	—	47,750
Edward J. Tarver[3]	29,750	14,000	—	—	—	—	43,750
Roderick M. Todd, Jr.	34,500	14,000	—	—	—	—	48,500

* There were no outstanding stock options held by our directors at December 31, 2023.

(1) We have implemented a director deferred compensation plan whereby the director can elect to defer all or any part of any annual retainer or monthly meeting fee payable to the director in respect of the following calendar year for service on the board of directors or a committee of the board. The director receives units of common stock for the amounts deferred under the plan, and the units can be exchanged for common stock when the director retires. The amounts reflected in this column include the 2023 deferred amounts.

(2) On February 21, 2023, each non-employee director was granted 690 shares of restricted stock as part of the overall board compensation plan. The shares were valued at $20.29 per share and were unvested as of December 31, 2023. The shares fully vested on January 1, 2024. The value of restricted stock grants shown above equals the grant date fair value in accordance with FASB ASC Topic 718.

(3) Mr. Tarver passed away on February 9, 2024.

The following table summarizes the fee amounts deferred for each director electing all or partial deferral.

Name	Fees Deferred and Dividend Allocation ($)[1]	Accumulated Share Units (#)[2]	Accumulated Share Units Since Inception[3]
Thomas C. Brown..	29,298	1,540	5,733
C. Jimmy Chao	68,849	3,696	45,119
W. James Kitchens, Jr.......................................	5,280	296	9,617
Alexander Snipe, Jr...	63,082	3,388	40,426
Edward J. Tarver[4]	13,502	724	2,236

(1) The "Fees Deferred and Dividend Allocation" column reflects the amount of deferred fees for the year ended December 31, 2023 and dividend allocations on the accumulated share units. Under our Non-Employee Director Deferred Compensation Plan, as amended and restated effective as of January 1, 2021, a director may elect to defer all or any part of annual retainer and monthly meeting fees payable with respect to service on the board of directors or a committee of the board. Units of common stock are credited to the director's account as of the last day of such calendar quarter during which the compensation is earned. Furthermore, dividend allocations on the accumulated share units are credited to the director's account on the company's common stock dividend payable dates. The non-employee director's account balance is distributed by issuance of common stock within 30 days following such director's separation from service from the board of directors.

(2) The amounts reflected in the "Accumulated Share Units" column reflect the number of units of common stock accumulated during the year ended December 31, 2023, including dividend allocations.

(3) The amounts reflected in the "Accumulated Share Units Since Inception" column reflect the number of units of common stock accumulated since the director began deferring annual retainer and monthly board and committee fees, including dividend allocations. In general, the director's vested account balance will be distributed in a lump sum of our common stock on the 30th day following cessation of service from the board, including cessation of service as a result of death or disability.

(4) Mr. Tarver passed away on February 9, 2024.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information known to us with respect to beneficial ownership of our common stock as of March 28, 2024 for (i) each director and nominee, (ii) each holder of 5.0% or greater of our common stock, (iii) our named executive officers, and (iv) all executive officers and incumbent directors as a group. Unless otherwise indicated, the mailing address for each beneficial owner is care of First Community Corporation, 5455 Sunset Boulevard, Lexington, South Carolina, 29072.

Name	Shares of Common Stock Owned[1]*	Right to Acquire[2]*	% of Beneficial Ownership[3]
Named Executive Officers			
Michael C. Crapps[4]	75,974	—	1.00%
J. Ted Nissen	32,056	—	0.42%
Tanya A. Butts	6,245	—	0.08%
Directors and Director Nominees			
Thomas C. Brown	29,850	5,733	0.47%
C. Jimmy Chao	41,739	45,119	1.13%
Jan H. Hollar	6,583	—	0.09%
Ray E. Jones	3,430	—	0.04%
W. James Kitchens, Jr.[5]	25,596	9,617	0.46%
Mickey E. Layden	7,396	—	0.10%
E. Leland Reynolds	28,183	—	0.37%
Alexander Snipe, Jr.[6]	11,405	40,426	0.68%
Jane S. Sosebee[7]	7,950	—	0.10%
Roderick M. Todd, Jr.	12,705	—	0.17%
All executive officers and directors as a group (18 persons)[3]	321,547	100,895	5.47%
Greater than 5% Shareholders			
Fourthstone LLC[8]	506,940	—	6.64%
BlackRock, Inc.[9]	415,383	—	5.44%
The Vanguard Group[10]	405,949	—	5.32%

*   For purposes of the tabular disclosure above, all fractional shares have been rounded down to the nearest whole share.

(1) Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, to our knowledge the persons named in the table above have sole voting and investment power with respect to all shares of common stock beneficially owned.

(2) No executive officer has the right to acquire additional shares of our common stock within 60 days of March 28, 2024. However, with respect to certain directors, accumulated share units under our Amended and Restated Non-Employee Director Deferred Compensation Plan are distributed in our common stock within 30 days following such director's separation from service from the board of directors.

(3) For each individual, this percentage is determined by assuming the named person exercises all rights with respect to our common stock within 60 days of March 28, 2024 which he or she has the right to acquire within 60 days, but that no other person exercises any such rights with respect to our common stock. For the directors and executive officers as a group, this percentage is determined by assuming that each director and executive officer exercises all rights with respect to our common stock which he or she has the right to acquire within 60 days, but that no other persons exercise any such right. The calculations are based on 7,629,005 shares of common stock outstanding on March 28, 2024.

(4) Includes 9,805 shares held indirectly by Mr. Crapps' spouse.

(5) Includes 9,223 shares held indirectly by Kitchens Family Investments, LLC and 6,044 shares held indirectly by Kitchens Trust Investments, LLC. Also, includes 465 shares held indirectly by Charitable Contribution Fund, Inc., which is a 501(c)(3) non-profit organization. Mr. Kitchens disclaims any pecuniary interest in Charitable Contribution Fund, Inc.; however, he may direct the voting and disposition of these shares.

(6) Includes 3,927 shares held indirectly by Glory Communications, Inc. Mr. Snipe owns 100% of Glory Communications, Inc. and serves as its President and CEO.

(7) Includes 95 shares held indirectly by Ms. Sosebee's spouse.

(8) Based on the Schedule 13G/A filed on February 14, 2024 by Fourthstone LLC; Fourthstone Master Opportunity Fund Ltd; Fourthstone GP LLC; Fourthstone QP Opportunity Fund LP; Fourthstone Small-Cap Financials Fund LP; and L. Phillip Stone, IV, with respect to our common stock held as of December 31, 2023. Based on the Schedule 13G/A (i) Fourthstone LLC has shared voting and dispositive power over 506,940 shares; (ii) Fourthstone Master Opportunity Fund Ltd has shared voting and dispositive power over 387,777 shares; (iii) Fourthstone GP LLC has shared voting and dispositive power over 119,052 shares; (iv) Fourthstone QP Opportunity Fund LP has shared voting and dispositive power over 119,052 shares; (v) Fourthstone Small-Cap Financials Fund LP has shared voting and dispositive power over zero shares; and (vi) L. Phillip Stone, IV has shared voting and dispositive power over 506,940 shares. The address of the business office of each of the foregoing persons is 575 Maryville Centre Drive, Suite 110, St. Louis, MO 63141.

(9) Based on the Schedule 13G filed on January 31, 2024 by BlackRock Inc. for the period ended December 31, 2023, which reports sole power to vote or to direct the vote with respect to 408,632 shares of our common stock and sole power to dispose or to direct the disposition with respect to 415,383 shares of our common stock. BlackRock Inc. does not have shared voting power or shared power to dispose or to direct the disposition over any of the shares. The mailing address listed for BlackRock Inc. is 50 Hudson Yards, New York, NY 10001.

(10) Based on the Schedule13G filed on February 13, 2024 by The Vanguard Group for the period ended December 29, 2023, which reports sole voting power with respect to zero shares of our common stock and sole dispositive power over 400,140 shares of our common stock. The Vanguard Group reports shared voting power over 3,325 shares of our common stock and shared dispositive power over 5,809 shares of our common stock. The mailing address listed for The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

Certain Relationships and Related Party Transactions

Statement of Policy Regarding Transactions with Related Persons

Our bank is subject to the provisions of Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The bank is also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

The bank has had, and expects to have in the future, loans and other banking transactions in the ordinary course of business with directors (including our independent directors) and executive officers of the company and its subsidiaries, including members of their families or corporations, partnerships or other organizations in which such officers or directors have a controlling interest. These loans are made on substantially the same terms (including interest rates and collateral) as those available at the time for comparable transactions with persons not related to the bank and did not involve more than the normal risk of collectability or present other unfavorable features.

The aggregate dollar amount of loans outstanding to directors and executive officers of the bank was approximately $2.2 million at December 31, 2022 and $1.1 million at December 31, 2023.

Review of Related Party Transactions

We have adopted a Code of Business Conduct and Ethics that contains written procedures for our audit committee (or another independent body of the board of the directors) to follow when reviewing transactions between the company and its directors and executive officers, their immediate family members, and entities with which they have a position or relationship. These procedures are intended to determine whether any such related person transaction impairs the independence of a director or presents a conflict of interest on the part of a director or executive officer. This policy also requires the bank to comply with Regulation O, which contains restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Such extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. The Code of Business Conduct and Ethics may be found on our website by clicking on the link for "Investors" under the "About" tab on our website at *www.firstcommunitysc.com*.

Other Relationships

Manning C. Crapps is employed with the bank's financial planning and investment advisory division, First Community Financial Consultants, as an investment officer and financial consultant. He receives compensation based on a commission structure that also applies to other investment officers and financial consultants employed by the First Community Financial Consultants division. He is the son of our director and president and chief executive officer, Michael C. Crapps, and received total compensation of approximately $208,444 in 2023 and approximately $213,549 in 2022.

Annual Questionnaires

We annually require each of our directors and executive officers to complete a directors' and officers' questionnaire that elicits information about related person transactions. Our nominating committee, which consists entirely of independent directors, annually reviews all relationships and amounts disclosed in the directors' and officers' questionnaires, and our board of directors makes a formal determination regarding each director's independence under Nasdaq listing standards and applicable SEC rules.

Independent Registered Public Accountants

We selected Elliott Davis, LLC, to serve as our independent registered public accounting firm for the year ending December 31, 2023. A representative of Elliott Davis, LLC, is expected to be available either in-person, by telephone, or by Microsoft Teams at our annual meeting and will have the opportunity to make a statement if desired and is expected to be available to respond to appropriate questions.

Audit and Related Fees

The following table shows the fees payable in the years ended December 31, 2023 and 2022 to Elliott Davis, LLC:

	2023	2022
Audit Fees[1]	$ 221,000	$ 182,000
Audit-Related Fees[2]	39,000	30,750
Tax Fees[3]	56,645	43,175
All Other Fees[4]	—	—
Total	$ 316,645	$ 255,925

(1) *Audit Fees* consisted primarily of the audit of our annual consolidated financial statements and for reviews of the condensed consolidated financial statements included in our Quarterly Reports on Form 10-Q.
(2) *Audit Related Fees* for 2023 and 2022 consisted primarily of procedures related to offering documents, the audit of our 401(k) plan, HUD compliance audit, and miscellaneous accounting and research discussions.
(3) *Tax Fees.* This category includes the aggregate fees billed for services related to corporate tax compliance, as well as counsel and advisory services.
(4) *All Other Fees.* Elliott Davis, LLC did not bill us for any other services for 2023 and 2022.

Oversight of Accountants; Approval of Accounting Fees

Under the provisions of its charter, the audit committee is responsible for the retention, compensation, and oversight of the work of the independent auditors. The committee reviews any proposed services to ensure that securities laws do not prohibit them and approves the scope of all services prior to being performed. All of the accounting services and fees reflected in the table above have been reviewed and approved by the audit committee, and individuals who were not employees of the independent auditor performed none of the services.

Pre-Approval Policy

Our audit committee's pre-approval guidelines with respect to pre-approval of audit and non-audit services are summarized below.

General. The audit committee is required to pre-approve all audit and non-audit services performed by the independent auditor to assure that the provision of such services does not impair the auditor's independence. The independent auditors provide the audit committee with an annual engagement letter outlining the scope of the audit and permissible non-audit services proposed for the fiscal year, along with a fee proposal. The scope and fee proposal are reviewed with the internal auditor, the audit committee chair, and, when appropriate, our management for their input (but not their approval). Once approved by the audit committee, the services outlined in the engagement letter will have specific approval. All other audit and permissible non-audit services that have not been approved in connection with the independent auditor's engagement letter for the applicable year must be specifically pre-approved by the audit committee under the same process as noted above, where practicable. The independent auditors shall not perform any prohibited non-audit services described in Section 10A(g) of the Exchange Act. The audit committee must specifically pre-approve any proposed services that exceed pre-approved cost levels. All services provided by Elliott Davis, LLC, and all fees related thereto, were approved pursuant to the pre-approval policy.

Tax Services. The audit committee believes that the independent auditor can provide tax services to us, such as tax compliance, tax planning and tax advice, without impairing the auditor's independence. The audit committee will not permit the retention of the independent auditor in connection with a transaction initially recommended by the independent auditor, the purpose of which may be tax avoidance and the tax treatment of which may not be supported in the Internal Revenue Code and related regulations.

Shareholder Proposals for the 2025 Annual Meeting of Shareholders

Any shareholder of the company desiring to include a proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 in our proxy statement for action at the 2025 annual meeting of shareholders must deliver the proposal to the executive offices of the company no later than December 10, 2024, unless the date of the 2025 annual meeting of shareholders is more than 30 days before or after May 22, 2025, in which case the proposal must be received a reasonable time before we begin to print and send our proxy materials. Only proper proposals that are timely received and in compliance with Rule 14a-8 will be included in our 2025 proxy statement.

Under our bylaws, shareholder proposals not intended for inclusion in our 2025 proxy statement pursuant to Rule 14a-8 but intended to be raised at the 2025 annual meeting of shareholders, including nominations for election of director(s) other than the board's nominees, must be received no later than 90 days in advance of the 2025 annual meeting of shareholders and must comply with the procedural, informational and other requirements outlined in our bylaws.

Our 2023 Annual Report on Form 10-K

Included with these proxy materials is a copy of our 2023 Annual Report on Form 10-K without exhibits, as filed with the SEC. We will furnish to each person whose proxy is solicited, on the written request of that person, a copy of the exhibits to that annual report for a charge of ten cents per page. We will also mail to you without charge, upon request, a copy of any document specifically referenced or incorporated by reference in this proxy statement. Requests should be mailed to First Community Corporation, Attention: Corporate Secretary, 5455 Sunset Blvd., Lexington, South Carolina 29072.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

   Annual Report under Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2023
Or

   Transition Report under Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from   to

Commission file number: 000-28344



First Community Corporation
(Exact name of registrant as specified in its charter)

South Carolina	**57-1010751**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5455 Sunset Blvd.,	
Lexington, South Carolina	**29072**
(Address of principal executive offices)	(Zip Code)

803-951-2265
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, $1.00 par value per share	FCCO	The NASDAQ Capital Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated Filer ☐   Non-accelerated Filer ☒   Smaller reporting company ☒   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2023, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $126,574,711 based on the closing price of $17.36 on June 30, 2023, as reported on The NASDAQ Capital Market. 7,629,005 shares of the registrant's common stock were issued and outstanding as of March 21, 2024.

Documents Incorporated by Reference
Portions of the registrant's Definitive Proxy Statement for its 2024 Annual Meeting of Shareholders are incorporated by reference into Part III, Items 10-14 of this Form 10-K.

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS

This report, including information included or incorporated by reference in this report, contains statements which constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may relate to, among other matters, the financial condition, results of operations, plans, objectives, future performance, and the business of our company. Forward-looking statements are based on many assumptions and estimates and are not guarantees of future performance. Our actual results may differ materially from those anticipated in any forward-looking statements, as they will depend on many factors about which we are unsure, including many factors which are beyond our control. The words "may," "approximately," "is likely," "would," "could," "should," "will," "expect," "anticipate," "predict," "project," "potential," "continue," "assume," "believe," "intend," "plan," "forecast," "goal," and "estimate," as well as similar expressions, are meant to identify such forward-looking statements. Potential risks and uncertainties that could cause our actual results to differ materially from those anticipated in our forward-looking statements include, without limitation, those described under the heading "Risk Factors" in this Annual Report on Form 10-K for the year ended December 31, 2023 as filed with the U.S. Securities and Exchange Commission (the "SEC") and the following:

- credit losses as a result of, among other potential factors, declining real estate values, increasing interest rates, increasing unemployment, or changes in customer payment behavior or other factors;

- the amount of our loan portfolio collateralized by real estate and weaknesses in the real estate market;

- restrictions or conditions imposed by our regulators on our operations;

- the adequacy of the level of our allowance for credit losses and the amount of credit loss provisions required in future periods;

- examinations by our regulatory authorities, including the possibility that the regulatory authorities may, among other things, require us to increase our allowance for credit losses, write-down assets, or take other actions;

- risks associated with actual or potential information gatherings, investigations or legal proceedings by customers, regulatory agencies or others;

- reduced earnings due to higher credit impairment charges resulting from additional decline in the value of our securities portfolio, specifically as a result of increasing default rates, and loss severities on the underlying real estate collateral;

- increases in competitive pressure in the banking and financial services industries;

- changes in the interest rate environment, which are affected by many factors beyond our control, including inflation, recession, unemployment, money supply, domestic and international events and changes in the United States and other financial markets, and that could reduce anticipated or actual margins; temporarily reduce the market value of our available-for-sale investment securities and temporarily reduce accumulated other comprehensive income or increase accumulated other comprehensive loss, which temporarily could reduce shareholders' equity;

- enterprise risk management may not be effective in mitigating risk and reducing the potential for losses;

- changes in political conditions or the legislative or regulatory environment, including governmental initiatives affecting the financial services industry, including as a result of the presidential administration and congressional elections;

- general economic conditions resulting in, among other things, a deterioration in credit quality;

- changes occurring in business conditions and inflation, including the impact of inflation on us, including a decrease in demand for new mortgage loan and commercial real estate loan originations and refinancings, an increase in competition for deposits, and an increase in non-interest expense, which may have an adverse impact on our financial performance;

- changes in access to funding or increased regulatory requirements with regard to funding, which could impair our liquidity;

- FDIC assessment which has increased, and may continue to increase, our cost of doing business;

- cybersecurity risk related to our dependence on internal computer systems and the technology of outside service providers, as well as the potential impacts of third party security breaches, which subject us to potential business disruptions or financial losses resulting from deliberate attacks or unintentional events;
- changes in deposit flows, which may be negatively affected by a number of factors, including rates paid by competitors, general interest rate levels, regulatory capital requirements, and returns available to customers on alternative investments;
- changes in technology, including the increasing use of artificial intelligence;
- our current and future products, services, applications and functionality and plans to promote them;
- changes in monetary and tax policies, including potential changes in tax laws and regulations;
- changes in accounting standards, policies, estimates and practices as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the SEC and the Public Company Accounting Oversight Board;
- our assumptions and estimates used in applying critical accounting policies, which may prove unreliable, inaccurate or not predictive of actual results;
- the rate of delinquencies and amounts of loans charged-off;
- the rate of loan growth in recent years and the lack of seasoning of a portion of our loan portfolio;
- our ability to maintain appropriate levels of capital, including levels of capital required under the capital rules implementing Basel III;
- our ability to successfully execute our business strategy;
- our ability to attract and retain key personnel;
- our ability to retain our existing customers, including our deposit relationships;
- our use of brokered deposits may be an unstable and/or expensive deposit source to fund earning asset growth;
- our ability to obtain brokered deposits as an additional funding source could be limited;
- adverse changes in asset quality and resulting credit risk-related losses and expenses;
- the potential effects of events beyond our control that may have a destabilizing effect on financial markets and the economy, such as epidemics and pandemics (including COVID-19), war or terrorist activities, such as the war in Ukraine, the Middle East conflict, and the conflict between China and Taiwan, disruptions in our customers' supply chains, disruptions in transportation, essential utility outages or trade disputes and related tariffs;
- disruptions due to flooding, severe weather or other natural disasters; and
- other risks and uncertainties described under "Risk Factors" below.

Because of these and other risks and uncertainties, our actual future results may be materially different from the results indicated by any forward-looking statements. For additional information with respect to factors that could cause actual results to differ from the expectations stated in the forward-looking statements, see "Risk Factors" under Part I, Item 1A of this Annual Report on Form 10-K. In addition, our past results of operations do not necessarily indicate our future results. Therefore, we caution you not to place undue reliance on our forward-looking information and statements.

All forward-looking statements in this report are based on information available to us as of the date of this report. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee that these expectations will be achieved. We undertake no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

SUMMARY OF MATERIAL RISKS

An investment in our securities involves risks, including those summarized below. For a more complete discussion of the material risks facing our business, see Item 1A—Risk Factors.

Economic and Geographic-Related Risks
- Our business may be adversely affected by economic conditions.

Credit and Interest Rate Risks
- Our decisions regarding credit risk and allowance for credit losses may significantly harm our business.
- We may have higher credit losses than we have allowed for in our allowance for credit losses.
- Our concentration of credit exposure in commercial real estate means that challenges in this market could harm our business, financial condition, and results of operations.
- Limits imposed by bank regulators on commercial and multi-family real estate lending could restrict our growth and harm our earnings.
- Repayment of our commercial business loans is often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value.
- Our focus on lending to small to mid-sized community-based businesses may increase our credit risk.
- Our underwriting decisions may materially and adversely affect our business.
- Our financial condition could suffer if we rely on misleading information from our clients or counterparties.
- If we fail to effectively manage credit risk, our business and financial condition will suffer.
- Changes in prevailing interest rates may reduce our profitability.

Capital and Liquidity Risks
- Changes in the financial markets could impair the value of our investment portfolio.
- The Bank must adhere to strict capital requirements, which could become even stricter in the future.

Risks Related to Our Industry
- Inflationary pressures and rising prices may affect our results of operations and financial condition.
- The Federal Reserve has implemented significant economic strategies that have affected interest rates, inflation, asset values, and the shape of the yield curve.
- Adverse developments affecting the financial services industry, such as the 2023 bank failures or concerns involving liquidity, may have a material adverse effect on our operations
- Higher FDIC deposit insurance premiums and assessments could adversely affect our financial condition.
- We could experience a loss due to competition with other financial institutions or nonbank companies.
- We may be adversely affected by the soundness of other financial institutions.
- Failure to keep pace with technological changes could adversely affect our business.
- New lines of business or new products and services may subject us to additional risk.
- Consumers may decide not to use banks to complete their financial transactions.
- We use brokered deposits, which may be an unstable and costly source of funding for asset growth.
- Our ability to obtain brokered deposits as an additional funding source may become limited.
- Consumers may decide not to use banks to complete their financial transactions.

Risks Related to Our Strategy
- We may be adversely affected by risks associated with future mergers and acquisitions, including execution risk, which could disrupt our business and dilute shareholder value.
- We may be exposed to difficulties in combining the operations of acquired businesses into our own operations, which may prevent us from achieving the expected benefits from our acquisition activities.
- New or acquired banking office facilities and other facilities may not be profitable.

Risks Related to Our Human Capital

- We are dependent on key individuals, and the loss of one or more of these individuals could limit our growth and adversely affect our prospects.

Operational Risks

- System or infrastructure failures, including cyber-attacks, could disrupt our operations, lead to the disclosure of confidential information, harm our reputation, or increase costs and losses.
- Our information systems may experience failure, interruption or breach in security.
- We are at risk of increased losses from fraud.
- Our use of third party vendors and our other ongoing third party business relationships are subject to increasing regulatory requirements and attention.
- If we fail to maintain our reputation, our performance may be harmed.

Legal, Accounting, Regulatory and Compliance Risks

- We are subject to extensive regulation that could restrict our activities, have an adverse impact on our operations, and impose financial requirements or limitations on the conduct of our business.
- Federal, state and local consumer lending laws may restrict our ability to originate certain mortgage loans or increase our risk of liability with respect to such loans and could increase our cost of doing business.
- Failure to comply with federal and state fair lending laws could result in significant penalties for us.
- Changes in accounting standards could materially affect our financial statements.
- The Federal Reserve may require us to commit capital resources to support the Bank.
- We face risks related to the adoption of future legislation and potential changes in federal regulatory agency leadership, policies, and priorities.
- We are involved in various claims and lawsuits related to our business. Litigation is uncertain, making it difficult to determine the expenses and ultimate exposure for many of these matters.
- We may become involved in suits, legal proceedings, investigations, and proceedings by governmental and self-regulatory agencies, which could have adverse consequences.
- Changes in tax laws and regulations or their interpretations could negatively impact us.
- A reduction in our ability to realize deferred tax assets could negatively affect our operating results.

Risks Related to an Investment In our Common Stock

- Our ability to pay cash dividends is limited, and future dividends may not be able to be paid even if we desire to.
- Our stock price may be volatile, which could result in losses to our investors and litigation against us.
- Future sales of stock by shareholders, or the expectation of such sales, could lower our stock price.
- We may need to raise capital under unfavorable terms due to economic or other circumstances. Issuing common stock could dilute existing shareholders' ownership and book value per share, potentially impacting our ability to obtain additional capital.
- Provisions of our articles of incorporation and bylaws, South Carolina law, and state and federal banking regulations, could delay or prevent a takeover by a third party.
- An investment in our common stock is not an insured deposit.

General Risks

- Increasing scrutiny and evolving expectations with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks.
- Climate change could have a material adverse impact on us and our customers.
- Our historical operating results may not be indicative of our future operating results.
- A downgrade of the U.S. credit rating could harm our business, results of operations, and financial condition.

PART I

Item 1. Business.

       General

       First Community Corporation, a bank holding company registered under the Bank Holding Company Act of 1956, was incorporated under the laws of South Carolina in November 1994 primarily to own and control all of the capital stock of First Community Bank, which commenced operations in August 1995. The Bank's primary federal regulator is the Federal Deposit Insurance Corporation (the "FDIC"). The Bank is also regulated and examined by the South Carolina Board of Financial Institutions (the "S.C. Board").

       Unless otherwise mentioned or unless the context requires otherwise, references herein to "First Community," the "Company" "we," "us," "our" or similar references mean First Community Corporation and its consolidated subsidiaries. References to the "Bank" means First Community Bank.

       We engage in a commercial banking business from our main office in Lexington, South Carolina and our 22 full-service offices located in: the Midlands of South Carolina, which includes Lexington County (6 offices), Richland County (4 offices), Newberry County (2 offices) and Kershaw County (1 office); the Upstate of South Carolina, which includes Greenville County (2 offices), Anderson County (1 office) and Pickens County (1 office); the Piedmont Region of South Carolina, which includes York County, South Carolina (1 office) and the Central Savannah River Area, which includes Aiken County, South Carolina (1 office); and in Augusta, Georgia, which includes Richmond County (2 offices) and Columbia County (1 office). We intend to close one office in downtown Augusta, Georgia on June 27, 2024 and have provided the required notices to the FDIC and the S.C. Board.

       At December 31, 2023, we had approximately $1.8 billion in assets, $1.1 billion in loans, $1.5 billion in deposits, and $131.1 million in shareholders' equity.

       We offer a wide range of traditional banking products and services for professionals and small-to medium-sized businesses, including consumer and commercial, mortgage, brokerage and investment, and insurance services. We also offer online banking to our customers. We have grown organically and through acquisitions.

       Our stock trades on The NASDAQ Capital Market under the symbol "FCCO".

       Available Information

       We provide our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") on our website at www.firstcommunitysc.com/ under the About section, under the Investors link. These filings are made accessible as soon as reasonably practicable after they have been filed electronically with SEC. These filings are also accessible on the SEC's website at www.sec.gov. In addition, we make available under our Investor Relations section on our website the following, among other things: (i) Code of Business Conduct and Ethics, which applies to our directors and all employees and (ii) the charters of the Audit and Compliance, Human Resources and Compensation, and Nominations and Corporate Governance Committees of our board of directors. These materials are available to the general public on our website free of charge. Printed copies of these materials are also available free of charge to shareholders who request them in writing. Please address your request to: Investor Relations, First Community Corporation, 5455 Sunset Boulevard, Lexington, South Carolina 29072. Statements of beneficial ownership of equity securities filed by directors, officers, and 10% or greater shareholders under Section 16 of the Exchange Act are also available through our website. The information on our website is not incorporated by reference into this report.

Location and Service Area

The Bank is engaged in a general commercial and retail banking business, emphasizing the needs of small-to-medium sized businesses, professionals and individuals. We have a total of 13 full-service offices located in Richland, Lexington, Kershaw and Newberry Counties of South Carolina and the surrounding areas. We refer to these counties as the "Midlands" region of South Carolina. Lexington County is home to six of our branch offices. Richland County, in which we currently have four branches, is the third largest county in South Carolina. Columbia is located within Richland County and is South Carolina's capital city and is geographically positioned in the center of the state between the industrialized Upstate region of South Carolina and the coastal city of Charleston, South Carolina. Intersected by three major interstate highways (I-20, I-77, and I-26), Columbia's strategic location has contributed greatly to its commercial appeal and growth. With the acquisition of Savannah River Banking Company in 2014, we added a branch in Aiken, South Carolina and a branch in Augusta, Georgia (Richmond County). In 2016, we opened a loan production office in Greenville County, which we converted into a full-service office in February 2019. With the acquisition of Cornerstone Bancorp in 2017, we added a branch in each of Greenville, Pickens, and Anderson Counties of South Carolina. We refer to this three-county area as the "Upstate" region of South Carolina. In 2018, we opened a *de novo* branch in downtown Augusta, Georgia (Richmond County). In 2019, we opened a *de novo* branch in Evans, Georgia, a suburb of Augusta in Columbia County, Georgia. We refer to the three-county area of Aiken County (South Carolina), Richmond County (Georgia) and Columbia County (Georgia) as the "CSRA" region. On March 14, 2022, we opened a loan production office in York County, South Carolina. We converted this loan production office into a full-service banking office on October 20, 2022. We refer to York County, South Carolina and the surrounding area as the "Piedmont Region".

The following table shows data as to deposits, market share and population for our four market areas (deposits in thousands):

	Total Offices	Estimated Population[1]	Total Market Deposits[2] June 30, 2023	Our Market Deposits[2] June 30, 2023	Market Share
Midlands Region	13	844,540	$ 26,688,780	$ 1,085,820	4.07%
CSRA Region	4	551,315	$ 10,505,222	$ 142,059	1.35%
Upstate Region	4	910,056	$ 25,121,130	$ 178,476	0.71%
Piedmont Region[3]	1	302,484	$ 4,747,236	$ 18,683	0.39%

[1] Population data is 2024 total population from S&P Global Market Intelligence.
[2] All deposit data is based on June 30, 2023 data sourced from S&P Global Market Intelligence.
[3] Our full-service banking office in the Piedmont Region opened on October 20, 2022.

We believe that we serve attractive banking markets with long-term growth potential and a well-educated employment base that helps to support our diverse and relatively stable local economy. According to S&P Global Market Intelligence, 2024 median household incomes for each of the counties in the regions noted above were as follows:

Richland County, SC	$	61,225
Lexington County, SC	$	69,231
Newberry County, SC	$	60,763
Kershaw County, SC	$	54,292
Greenville County, SC	$	72,599
Anderson County, SC	$	62,098
Pickens County, SC	$	52,577
Aiken County, SC	$	60,747
Richmond County, GA	$	51,710
Columbia County, GA	$	92,208
York County, SC	$	77,244

The county estimates noted above compare to 2024 statewide median household income estimates of $64,898 and $72,877 for South Carolina and Georgia, respectively. The principal components of the economy within our market areas are service industries, government and education, and wholesale and retail trade. The largest employers in the Midlands market area include the State of South Carolina, Prisma Health, BlueCross BlueShield of SC, the University of South Carolina, the United States Department of the Army (Fort Jackson Army Base), Richland County School District 1, Richland County School District 2, Lexington Medical Center, Lexington County School District One, and Michelin North America. The largest employers in our CSRA market area, each of which employs in excess of 3,000 people, include the U.S. Army Cyber Center of Excellence & Fort Gordon, Augusta University, NSA Augusta, Wellstar MCG Health, Richmond County School System, Piedmont Hospital, Amazon, and the Department of Energy, Savannah River Site. The Upstate region major employers include, among others, Prisma Health, Greenville County Schools, BMW Manufacturing Corp., Michelin North America, Bon Secours St. Francis Health System, AnMed Health Medical Center, Clemson University, Duke Energy Corp., GE Vernova, and the Greenville County Government. The Piedmont Region major employers include, among others, Ross Stores, Inc. – Distribution, LPL Financial, Wells Fargo Home Mortgage, Piedmont Medical Center, Comporium, Inc., and Schaeffler Group USA, Inc. We believe that this diversified economic base has reduced, and will likely continue to reduce, economic volatility in our market areas. Our markets have experienced economic and population growth over the past 10 years, and we expect that the area, as well as the service industry needed to support it, will continue to grow.

Banking Services

We offer a full range of deposit services that are typically available in most banks and thrift institutions, including checking accounts, NOW accounts, savings accounts and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates are tailored to our principal market area at rates competitive to those offered in the area. In addition, we offer certain retirement account services, such as individual retirement accounts ("IRAs"). All deposit accounts are insured by the FDIC up to the maximum amount allowed by law (currently, $250,000, subject to aggregation rules).

We also offer a full range of commercial and personal loans. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements), and the purchase of equipment and machinery. Consumer loans include secured and unsecured loans for financing automobiles, home improvements, education, and personal investments. We also make real estate construction and acquisition loans. We originate fixed and variable rate mortgage loans, of which some are sold into the secondary market and some are placed in our loans held-for-investment portfolio. Our lending activities are subject to a variety of lending limits imposed by federal law. While differing limits apply in certain circumstances based on the type of loan or the nature of the borrower (including the borrower's relationship to the bank), in general, we are subject to a loans-to-one-borrower limit of an amount equal to 15% of the Bank's unimpaired capital and surplus, or 25% of the unimpaired capital and surplus if the excess over 15% is approved by the board of directors of the Bank and is fully secured by readily marketable collateral. As a result, our lending limit will increase or decrease in response to increases or decreases in the Bank's level of capital. Based upon the capitalization of the Bank at December 31, 2023, the maximum amount we could lend to one borrower is $24.9 million. In addition, we may not make any loans to any director, officer, employee, or 10% shareholder of the Company or the Bank unless the loan is approved by our board of directors and is made on terms not more favorable to such person than would be available to a person not affiliated with the Bank.

Other bank services include internet banking, cash management services, safe deposit boxes, direct deposit of payroll and social security checks, and automatic drafts for various accounts. We offer non-deposit investment products and other investment brokerage services through a registered representative with an affiliation through LPL Financial. We are associated with Nyce and Plus networks of automated teller machines and MasterCard debit cards that may be used by our customers throughout South Carolina, Georgia, and other regions. We also offer VISA and MasterCard credit card services through a correspondent bank as our agent.

We currently do not exercise trust powers, but we can begin to do so with the prior approval of our primary banking regulators, the FDIC and the S.C. Board.

Competition

The banking business is highly competitive. We compete as a financial intermediary with other commercial banks, savings and loan associations, credit unions and money market mutual funds operating in our market areas. As of June 30, 2023, there were 26 financial institutions operating approximately 161 offices in the Midlands market, 20 financial institutions operating 91 branches in the CSRA market, 40 financial institutions operating 223 branches in the Upstate market, and 16 financial institutions operating 46 branches in the Piedmont market. The competition among the various financial institutions is based upon a variety of factors, including interest rates offered on deposit accounts, interest rates charged on loans, credit and service charges, the quality of services rendered, the convenience of banking facilities and, in the case of loans to large commercial borrowers, relative lending limits. Size gives larger banks certain advantages in competing for business from large corporations. These advantages include higher lending limits and the ability to offer services in other areas of South Carolina and Georgia. As a result, we do not generally attempt to compete for the banking relationships of large corporations, but concentrate our efforts on small-to-medium sized businesses and individuals. We believe we have competed effectively in this market by offering quality and personal service. In addition, many of our non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks.

Human Capital

At December 31, 2023, we had 268 full-time, 14 part-time, and five seasonal/on-call employees.

We believe that our relationships with our employees are good and our employees are not represented by any collective bargaining group or agreement. Our company's "Why," or purpose, is "Impacting Lives for Success and Significance", which guides our approach to our relationships with employees. The foundations of these interactions are embedded in our cultural beliefs:

Everyone Matters - We value each of our employees for the unique contribution they make to our success. While there are a variety of different positions in our company, each is an important and integral part of the work that we do. Every employee brings their own unique and diverse talents and experiences that enhance the culture of our bank and our work.

Spirit of Service - The energy and enthusiasm that our employees bring to their work creates a supportive work environment in which employees are available as a resource to one another. In addition to serving our fellow co-workers, we encourage our employees to serve our local communities. We offer company sponsored volunteer activities, as well as provide Volunteer paid time off to allow employees to support causes that are close to their heart.

Honor and Integrity - Trust is at the foundation of all that we do. We have a Code of Conduct and Business Ethics that all employees and board members read and are directed to follow that sets clear expectations with regard to personal and professional behavior.

Strong Work Ethic - Our employees take pride in the quality of the work that they do. This commitment to excellence can be seen in the work that is completed and their interactions with their co-workers and customers. While we work hard, we also make time for fun employee events designed to offer the opportunity for relaxation and social interactions among co-workers.

Excellence with Humility - Our company is blessed with dedicated and talented employees, loyal customers, supportive communities and shareholders, each of whom invest in and believe in our vision. We are humbled by the success we have experienced and are grateful for all that we have accomplished. We approach our work with a sincere appreciation for the opportunity to serve all of our stakeholder groups and we recognize it is through our collective efforts that we have been successful.

Our ability to attract, develop and retain our strong employee base is integral to our ongoing success. We believe that a good "quality of life" at work is an important part of the overall employee experience and we are very intentional about nurturing a culture that allows employees to reach their potential and enjoy professional success while also enjoying the work that they do in a positive and supportive work environment grounded in our cultural beliefs.

While we believe that our corporate culture and work environment is a competitive advantage for our company, we also recognize that employees value and deserve competitive compensation packages. We offer competitive wages and benefits for our employees and we regularly benchmark our compensation to market. Our benefits package includes medical, dental, life, disability, vision and supplemental insurance options. We also offer retirement benefits with a 401(k) plan with matching and profit sharing. In addition, we offer a generous paid time off plan that includes paid holidays.

Our company encourages employees to continue on a lifelong trajectory of learning, as such, we offer ongoing training to all employees through internal and external resources and encourage employees to continue with career development specific to their role to ensure they stay current with the most up-to-date information and best practices. To develop our current and future leaders, we created the First Community Bank Leadership Institute, an 18-month program that provides academic and experiential learning to teach and nurture leadership skills across our organization to support the bank now and in the future. The Bank also supports the development of employees through external educational opportunities such as various bankers' schools that offer multi-year development programs as well as short term training classes and industry conferences.

Information about the Executive Officers of First Community Corporation

Executive officers of First Community Corporation are elected by the board of directors annually and serve at the pleasure of the board of directors. The current executive officers, and persons chosen to become executive officers, and their ages, positions with us over the past five years, and terms of office as of March 21, 2024, are as follows:

Name (age)	Position and Five Year History with Company	With the Company Since
Michael C. Crapps (65)	Chief Executive Officer and President, Director	1994
John T. Nissen (62)........................	Chief Banking Officer; formerly Chief Commercial and Retail Banking Officer	1995
Robin D. Brown (56)......................	Chief Human Resources and Marketing Officer	1994
Tanya A. Butts (65)	Chief Operations Officer/Chief Risk Officer	2016
John F. (Jack) Walker (58)	Chief Credit Officer, formerly Senior Vice President and Loan Approval and Special Assets Officer	2009
D. Shawn Jordan (56)	Chief Financial Officer, formerly Executive Vice President	2019
Vaughan R. Dozier, Jr. (43)...........	Co-Chief Commercial and Retail Banking Officer, formerly Senior Vice President and Regional Market President	2008
Joseph A. (Drew) Painter (46).......	Co-Chief Commercial and Retail Banking Officer, formerly Senior Vice President and Regional Market President	2003

On December 14, 2023, we announced promotions and additions to our Executive Leadership Team. Effective January 1, 2024, Joseph A. "Drew" Painter and Vaughan R. Dozier, Jr. became Executive Vice Presidents in the roles of Co-Chief Commercial and Retail Banking Officers. In their roles as Co-Chief Commercial and Retail Banking Officers, Mr. Painter and Mr. Dozier will be responsible for leading First Community's network of banking offices.

Effective July 1, 2024, J. Ted Nissen will become the CEO of First Community Bank while still retaining the role of President and will also be joining First Community's board of directors. Michael C. "Mike" Crapps will continue in his role as President and CEO of First Community Corporation. In his role as CEO of the Bank, Mr. Nissen will be responsible for the leadership of day-to-day operations of the Bank including its mortgage and financial planning lines of business. Mr. Crapps will continue to focus on board governance, investor relations, strategy development and growth decisions, client retention and prospecting, and leadership development.

None of the above officers are related and there are no arrangements or understandings between them and any other person pursuant to which any of them was elected as an officer, other than arrangements or understandings with the directors or officers of the Company acting solely in their capacities as such.

SUPERVISION AND REGULATION

Both the Company and the Bank are subject to extensive state and federal banking laws and regulations that impose specific requirements or restrictions on and provide for general regulatory oversight of virtually all aspects of our operations. These laws generally are intended primarily for the protection of customers, depositors and other consumers, the FDIC's Deposit Insurance Fund (the "DIF"), and the banking system as a whole; not for the protection of our other creditors and shareholders.

The following discussion is not intended to be a complete list of all the activities regulated by the banking laws or of the impact of those laws and regulations on our operations. The following summary is qualified by reference to the statutory and regulatory provisions discussed. Changes in applicable laws or regulations may have a material effect on our business and prospects. Our operations may be affected by legislative changes and the policies of various regulatory authorities. We cannot predict the effect that fiscal or monetary policies, economic control, or new federal or state legislation may have on our business and earnings in the future.

Legislative and Regulatory Developments

We experienced heightened regulatory requirements and scrutiny following the 2008 global financial crisis, and as a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and the Economic Growth, Regulatory Reform and Consumer Protection Act ("Regulatory Relief Act"). In addition, newer regulatory developments implemented in response to the COVID-19 pandemic, including the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") and the Consolidated Appropriations Act, 2021, which enhanced and expanded certain provisions of the CARES Act, had an impact on our operations.

The CARES Act was a $2.2 trillion economic stimulus bill that was intended to provide relief in the wake of the COVID-19 pandemic. There were a number of regulatory actions intended to help mitigate the adverse economic impact of the COVID-19 pandemic on borrowers, including several mandates from the bank regulatory agencies, requiring financial institutions to work constructively with borrowers affected by the COVID-19 pandemic, many of which have expired.

Capital and Related Requirements.

Regulatory capital rules known as the Basel III rules or Basel III, impose minimum capital requirements for bank holding companies and banks. Basel III was released in the form of enforceable regulations by each of the applicable federal bank regulatory agencies. Basel III is applicable to all banking organizations that are subject to minimum capital requirements, including federal and state banks and savings and loan associations, as well as to bank and savings and loan holding companies, other than "small bank holding companies." A small bank holding company is generally a qualifying bank holding company or savings and loan holding company with less than $3.0 billion in consolidated assets. More stringent requirements are imposed on "advanced approaches" banking organizations—generally those organizations with $250 billion or more in total consolidated assets or $10 billion or more in total foreign exposures.

Based on the foregoing, as a small bank holding company, we are generally not subject to the capital requirements at the holding company level unless otherwise advised by the Federal Reserve; however, our Bank remains subject to the capital requirements. Accordingly, the Bank is required to maintain the following capital levels:

- a Common Equity Tier 1 risk-based capital ratio of 4.5%;
- a Tier 1 risk-based capital ratio of 6%;
- a total risk-based capital ratio of 8%; and
- a leverage ratio of 4%.

Basel III also established a "capital conservation buffer" above the regulatory minimum capital requirements, which must consist entirely of Common Equity Tier 1 capital, which was phased in over several years. The fully phased-in capital conservation buffer of 2.500%, which became effective on January 1, 2019, resulted in the following effective minimum capital ratios for the Bank beginning in 2019: (i) a Common Equity Tier 1 capital ratio of 7.0%, (ii) a Tier 1 capital ratio of 8.5%, and (iii) a total capital ratio of 10.5%. Under Basel III, institutions are subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if their capital levels fall below the buffer amount. These limitations establish a maximum percentage of eligible retained income that could be utilized for such actions.

Under Basel III, Tier 1 capital includes two components: Common Equity Tier 1 capital and additional Tier 1 capital. The highest form of capital, Common Equity Tier 1 capital, consists solely of common stock (plus related surplus), retained earnings, accumulated other comprehensive income, otherwise referred to as AOCI, and limited amounts of minority interests that are in the form of common stock. Additional Tier 1 capital is primarily comprised of noncumulative perpetual preferred stock, Tier 1 minority interests and grandfathered trust preferred securities. Tier 2 capital generally includes the allowance for credit losses up to 1.25% of risk-weighted assets, qualifying preferred stock, subordinated debt and qualifying Tier 2 minority interests, less any deductions in Tier 2 instruments of an unconsolidated financial institution. AOCI is presumptively included in Common Equity Tier 1 capital and often would operate to reduce this category of capital. When implemented, Basel III provided a one-time opportunity at the end of the first quarter of 2015 for covered banking organizations to opt out of a large part of this treatment of AOCI. We made this opt-out election and, as a result, retained our pre-existing treatment for AOCI.

Proposed new rules for U.S. implementation of capital requirements under Basel IV rules, more recently referred to as the "Basel III Endgame", were issued by the U.S. federal banking agencies on July 27, 2023. These proposed rules include broad-based changes to the risk-weighting framework for various credit exposures and operational risk capital requirements. However, the proposed rules generally apply only to large banking organizations with total assets of $100 billion or more, and are expected to not be applicable to us.

As part of its response to the impact of the COVID-19 pandemic, in the first quarter of 2020, U.S. federal regulatory authorities issued an interim final rule that provided banking organizations that adopted the credit impairment model, the Current Expected Credit Loss, or CECL, during the 2020 calendar year with the option to delay for two years the estimated impact of CECL on regulatory capital relative to regulatory capital determined under the prior incurred loss methodology, followed by a three-year transition period to phase out the aggregate amount of the capital benefit provided during the initial two-year delay (i.e., a five-year transition in total). In connection with our adoption of CECL on January 1, 2023, we did not elect to utilize the five-year CECL transition.

In November 2019, the federal banking regulators published final rules implementing a simplified measure of capital adequacy for certain banking organizations that have less than $10 billion in total consolidated assets. Under the final rules, which went into effect on January 1, 2020, depository institutions and depository institution holding companies that have less than $10 billion in total consolidated assets and meet other qualifying criteria, including a leverage ratio of greater than 9%, off-balance-sheet exposures of 25% or less of total consolidated assets, and trading assets plus trading liabilities of 5% or less of total consolidated assets, are deemed "qualifying community banking organizations" and are eligible to opt into the "community bank leverage ratio framework." A qualifying community banking organization that elects to use the community bank leverage ratio framework and that maintains a leverage ratio of greater than 9% is considered to have satisfied the generally applicable risk-based and leverage capital requirements under the Basel III rules and, if applicable, is considered to have met the "well capitalized" ratio requirements for purposes of its primary federal regulator's prompt corrective action rules, discussed below. We do not have any immediate plans to elect to use the community bank leverage ratio framework but may make such an election in the future.

Acquisition Activities.

The primary purpose of a bank holding company is to control and manage banks. The BHCA generally requires the prior approval of the Federal Reserve for any merger involving a bank holding company or any acquisition by a bank holding company of another bank or bank holding company. In addition, the prior approval of the FDIC is required for a bank to merge with another bank or purchase the assets or assume the deposits of another bank. In determining whether to approve a proposed bank acquisition, federal bank regulators will consider, among other factors, the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, the projected capital ratios and levels on a post-acquisition basis, and the acquiring institution's record of addressing the credit needs of the communities it serves, including the needs of low and moderate income neighborhoods, consistent with the safe and sound operation of the bank, under the CRA.

On July 9, 2021, President Biden issued an Executive Order on Promoting Competition in the American Economy. Among other initiatives, the Executive Order encouraged the federal banking agencies to review their current merger oversight practices under the BHCA and the Bank Merger Act and adopt a plan for revitalization of such practices. In December 2021, the U.S. Department of Justice ("DOJ") (in consultation with the Federal Reserve, the Office of the Comptroller of the Currency ("OCC"), and FDIC announced that it was seeking additional public comments on whether and how the DOJ should revise the 1995 Bank Merger Competitive Review Guidelines. The comment period closed on February 15, 2022. In March 2022, the FDIC published a Request for Information seeking information and comments regarding the laws, practices, rules, regulations, guidance, and statements of policy that apply to merger transactions involving one or more insured depository institutions, including the merger between an insured depository institution and a noninsured institution. In a May 2022 speech, the acting head of the OCC announced that he had asked his staff to work with DOJ and other federal banking agencies to review the agency's frameworks to analyze bank mergers. In May 2022, the CFPB announced the establishment of an Office of Competition and Innovation. Additionally, the Federal Trade Commission and DOJ jointly released the 2023 Draft Merger Guidelines for public comment to strengthen the agencies' oversight over mergers that would violate the federal antitrust laws. If adopted as proposed in draft form, the Merger Guidelines would substantially modify the existing regulatory framework for merger enforcement. It is not yet clear what effect, if any, the draft Merger Guidelines will have on the federal banking agencies as they consider revising the requirements for mergers involving banks and bank holding companies. On January 29, 2024, the OCC released a notice of proposed rulemaking to (i) amend its existing procedural regulation that provides for expedited review of a limited set of business combinations involving a national bank or federal savings association and (ii) adopt a new policy statement summarizing the OCC's substantive approach to evaluating Bank Merger Act applications. Although we are not regulated by the OCC, such new proposed rulemaking may influence other bank regulators to revise their policies regarding business combinations.

There are many steps that must be taken by the agencies before any final changes to the framework for evaluating bank mergers can be implemented and the prospects for such action continue to be uncertain at this time; however, the adoption of more expansive or prescriptive standards may have an impact on our acquisition activities.

Change in Control.

Two statutes, the Change in Bank Control Act and the Bank Holding Company Act, together with regulations promulgated under them, require some form of regulatory review before any company may acquire "control" of a bank or a bank holding company. Under the Change in Bank Control Act, a person or company is required to file a notice with the Federal Reserve if it will, as a result of the transaction, own or control 10% or more of any class of voting securities or direct the management or policies of a bank or bank holding company and either if the bank or bank holding company has registered securities or if the acquirer would be the largest holder of that class of voting securities after the acquisition. For a change in control at the holding company level, both the Federal Reserve and the subsidiary bank's primary federal regulator must approve the change in control; at the bank level, only the bank's primary federal regulator is involved.

In addition, the Bank Holding Company Act prohibits any entity from acquiring 25% (5% if the acquirer is a bank holding company) or more of a bank holding company's voting securities, or otherwise obtaining control or a controlling influence over the management or policies of a bank or bank holding company without regulatory approval. On January 30, 2020, the Federal Reserve issued a final rule (which became effective September 30, 2020) that clarified and codified the Federal Reserve's standards for determining whether one company has control over another. The final rule established four categories of tiered presumptions of noncontrol that are based on the percentage of voting shares held by the investor (less than 5%, 5-9.9%, 10-14.9% and 15-24.9%) and the presence of other indicia of control. As the percentage of ownership increases, fewer indicia of control are permitted without falling outside of the presumption of noncontrol. These indicia of control include nonvoting equity ownership, director representation, management interlocks, business relationship and restrictive contractual covenants. Under the final rule, investors can hold up to 24.9% of the voting securities and up to 33% of the total equity of a company without necessarily having a controlling influence.

Transactions subject to the Bank Holding Company Act are exempt from Change in Control Act requirements. For state banks, state laws, including those of South Carolina, typically require approval by the state bank regulator as well.

Transactions with Affiliates and Insiders.

The Company is a legal entity separate and distinct from the Bank and its other subsidiaries. Various legal limitations restrict the Bank from lending or otherwise supplying funds to the Company or its non-bank subsidiaries. The Company and the Bank are subject to Sections 23A and 23B of the Federal Reserve Act and Federal Reserve Regulation W.

Section 23A of the Federal Reserve Act places limits on the amount of loans or extensions of credit by a bank to any affiliate, including its holding company, and on a bank's investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of any affiliates of the bank. Section 23A also applies to derivative transactions, repurchase agreements and securities lending and borrowing transactions that cause a bank to have credit exposure to an affiliate. The aggregate of all covered transactions is limited in amount, as to any one affiliate, to 10% of the Bank's capital and surplus and, as to all affiliates combined, to 20% of the Bank's capital and surplus. Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements. The Bank is forbidden to purchase low quality assets from an affiliate.

Section 23B of the Federal Reserve Act, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies. If there are no comparable transactions, a bank's (or one of its subsidiaries') affiliate transaction must be on terms and under circumstances, including credit standards, that in good faith would be offered to, or would apply to, nonaffiliated companies. These requirements apply to all transactions subject to Section 23A as well as to certain other transactions.

The affiliates of a bank include any holding company of the bank, any other company under common control with the bank (including any company controlled by the same shareholders who control the bank), any subsidiary of the bank that is itself a bank, any company in which the majority of the directors or trustees also constitute a majority of the directors or trustees of the bank or holding company of the bank, any company sponsored and advised on a contractual basis by the bank or an affiliate, and any mutual fund advised by a bank or any of the bank's affiliates. Regulation W generally excludes all non-bank and non-savings association subsidiaries of banks from treatment as affiliates, except to the extent that the Federal Reserve decides to treat these subsidiaries as affiliates.

The Bank is also subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Extensions of credit include derivative transactions, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions to the extent that such transactions cause a bank to have credit exposure to an insider. Any extension of credit to an insider (i) must be made on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with unrelated third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

On December 22, 2020, the federal banking agencies issued an interagency statement extending the temporary relief from enforcement action against banks or asset managers, which become principal stockholders of banks, with respect to certain extensions of credit by banks that otherwise would violate Regulation O, provided the asset managers and banks satisfy certain conditions designed to ensure that there is a lack of control by the asset manager over the bank. On December 22, 2022, the federal banking agencies issued a revised interagency statement extending the temporary relief from such enforcement, which was set to expire on January 1, 2024; however, on December 15, 2023, the federal banking agencies again issued a revised interagency statement extending the temporary relief from such enforcement which will expire the sooner of January 1, 2025, or the effective date of a final Federal Reserve rule having a revision to Regulation O that addresses the treatment of extensions of credit by a bank to fund complex-controlled portfolio companies that are insiders of a bank.

First Community Corporation

We own 100% of the outstanding capital stock of the Bank, and, therefore, we are considered to be a bank holding company under the federal Bank Holding Company Act. As a result, we are primarily subject to the supervision, examination and reporting requirements of the Federal Reserve under the Bank Holding Company Act and its regulations promulgated thereunder. Moreover, as a bank holding company of a bank located in South Carolina, we also are subject to the South Carolina Banking and Branching Efficiency Act.

Permitted Activities. Under the Bank Holding Company Act, a bank holding company is generally permitted to engage in, or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in, the following activities:

- banking or managing or controlling banks;
- furnishing services to or performing services for our subsidiaries; and
- any activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking;

Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

- factoring accounts receivable;
- making, acquiring, brokering or servicing loans and usual related activities;
- leasing personal or real property;
- operating a non-bank depository institution, such as a savings association;
- trust company functions;
- financial and investment advisory activities;
- conducting discount securities brokerage activities;
- underwriting and dealing in government obligations and money market instruments;
- providing specified management consulting and counseling activities;
- performing selected data processing services and support services;
- acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and
- performing selected insurance underwriting activities.

As a bank holding company, we also can elect to be treated as a "financial holding company," which would allow us to engage in a broader array of activities. In summary, a financial holding company can engage in activities that are financial in nature or incidental or complimentary to financial activities, including insurance underwriting, sales and brokerage activities, providing financial and investment advisory services, underwriting services and limited merchant banking activities. We have not sought financial holding company status but may elect such status in the future as our business matures. If we were to elect in writing for financial holding company status, each insured depository institution we control would have to be well capitalized, well managed and have at least a satisfactory rating under the Community Reinvestment Act ("CRA") (discussed below).

The Federal Reserve has the authority to order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company's continued ownership, activity or control constitutes a serious risk to the financial safety, soundness, or stability of it or any of its bank subsidiaries.

Source of Strength. There are a number of obligations and restrictions imposed by law and regulatory policy on bank holding companies with regard to their depository institution subsidiaries that are designed to minimize potential loss to depositors and to the FDIC insurance funds in the event that the depository institution becomes in danger of defaulting under its obligations to repay deposits. Under a policy of the Federal Reserve, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), to avoid receivership of its insured depository institution subsidiary, a bank holding company is required to guarantee the compliance of any insured depository institution subsidiary that may become "undercapitalized" within the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency up to the lesser of (i) an amount equal to 5% of the institution's total assets at the time the institution became undercapitalized, or (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan.

The Federal Reserve also has the authority under the Bank Holding Company Act to require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal law grants federal bank regulatory authorities' additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition.

In addition, the "cross guarantee" provisions of the Federal Deposit Insurance Act ("FDIA") require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by the FDIC as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC's claim for damages is superior to claims of shareholders of the insured depository institution or its holding company, but is subordinate to claims of depositors, secured creditors, and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institutions.

The FDIA also provides that amounts received from the liquidation or other resolution of any insured depository institution by any receiver must be distributed (after payment of secured claims) to pay the deposit liabilities of the institution prior to payment of any other general or unsecured senior liability, subordinated liability, general creditor, or shareholder. This provision would give depositors a preference over general and subordinated creditors and shareholders in the event a receiver is appointed to distribute the assets of our Bank.

Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Capital Requirements. The Federal Reserve generally imposes certain capital requirements on a bank holding company under the Bank Holding Company Act, including a minimum leverage ratio and a minimum ratio of "qualifying" capital to risk-weighted assets. If applicable, these requirements are essentially the same as those that apply to the Bank and are described above under "Capital and Related Requirements." However, because the Company currently qualifies as a small bank holding company, these capital requirements do not currently apply to the Company. Subject to certain restrictions, we are able to borrow money to make a capital contribution to the Bank, and these loans may be repaid from dividends paid from the Bank to the Company. Our ability to pay dividends depends on, among other things, the Bank's ability to pay dividends to us, which is subject to regulatory restrictions as described below in "First Community Bank—Dividends." We are also able to raise capital for contribution to the Bank by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.

Dividends. As a bank holding company, the Company's ability to declare and pay dividends is dependent on certain federal and state regulatory considerations, including the guidelines of the Federal Reserve. The Federal Reserve has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. The Federal Reserve's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. In addition, under the prompt corrective action regulations, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect the Company's ability to pay dividends or otherwise engage in capital distributions.

In addition, since the Company is a legal entity separate and distinct from the Bank and does not conduct stand-alone operations, its ability to pay dividends depends on the ability of the Bank to pay dividends to it, which is also subject to regulatory restrictions as described below in "First Community Bank—Dividends."

South Carolina State Regulation. As a South Carolina bank holding company under the South Carolina Banking and Branching Efficiency Act, we are subject to limitations on any sale to, or merger with, other financial institutions. We are not required to obtain the approval of the S.C. Board prior to acquiring the capital stock of a national bank, but we must notify them at least 15 days prior to doing so. We must receive the S.C. Board's approval prior to engaging in the acquisition of a South Carolina state-chartered bank or another South Carolina bank holding company.

First Community Bank

As a South Carolina state bank, the Bank's primary federal regulator is the FDIC, and the Bank is also regulated and examined by the S.C. Board. Deposits in the Bank are insured by the FDIC up to a maximum amount of $250,000. The FDIC insurance coverage limit applies per depositor, per insured depository institution for each account ownership category.

The S.C. Board and the FDIC regulate or monitor virtually all areas of the Bank's operations, including:
- security devices and procedures;
- adequacy of capitalization and allowance for credit losses;
- loans;
- investments;
- borrowings;
- deposits;

- mergers;
- issuances of securities;
- payment of dividends;
- interest rates payable on deposits;
- interest rates or fees chargeable on loans;
- establishment of branches;
- corporate reorganizations;
- maintenance of books and records; and
- adequacy of staff training to carry on safe lending and deposit gathering practices.

These agencies, and the federal and state laws applicable to the Bank's operations, extensively regulate various aspects of our banking business, including, among other things, permissible types and amounts of loans, investments and other activities, capital adequacy, branching, interest rates on loans and on deposits, the maintenance of reserves on demand deposit liabilities, and the safety and soundness of our banking practices.

Prompt Corrective Action. The FDICIA established a "prompt corrective action" program in which every bank is placed in one of five regulatory categories, depending primarily on its regulatory capital levels. The FDIC and the other federal banking regulators are permitted to take increasingly severe action as a bank's capital position or financial condition declines below the "Adequately Capitalized" level described below. Regulators are also empowered to place in receivership or require the sale of a bank to another depository institution when a bank's leverage ratio reaches two percent. Better capitalized institutions are generally subject to less onerous regulation and supervision than banks with lesser amounts of capital. The FDIC's regulations set forth five capital categories, each with specific regulatory consequences. The categories are:

- Well Capitalized—The institution exceeds the required minimum level for each relevant capital measure. A well capitalized institution (i) has a total risk-based capital ratio of 10% or greater, (ii) has a Tier 1 risk-based capital ratio of 8% or greater, (iii) has a common equity Tier 1 risk-based capital ratio of 6.5% or greater, (iv) has a leverage capital ratio of 5% or greater, and (v) is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure.

- Adequately Capitalized—The institution meets the required minimum level for each relevant capital measure. No capital distribution may be made that would result in the institution becoming undercapitalized. An adequately capitalized institution (i) has a total risk-based capital ratio of 8% or greater, (ii) has a Tier 1 risk-based capital ratio of 6% or greater, (iii) has a common equity Tier 1 risk-based capital ratio of 4.5% or greater, and (iv) has a leverage capital ratio of 4% or greater.

- Undercapitalized—The institution fails to meet the required minimum level for any relevant capital measure. An undercapitalized institution (i) has a total risk-based capital ratio of less than 8%, (ii) has a Tier 1 risk-based capital ratio of less than 6%, (iii) has a common equity Tier 1 risk-based capital ratio of less than 4.5%, or (iv) has a leverage capital ratio of less than 4%.

- Significantly Undercapitalized—The institution is significantly below the required minimum level for any relevant capital measure. A significantly undercapitalized institution (i) has a total risk-based capital ratio of less than 6%, (ii) has a Tier 1 risk-based capital ratio of less than 4%, (iii) has a common equity Tier 1 risk-based capital ratio of less than 3%, or (iv) has a leverage capital ratio of less than 3%.

- Critically Undercapitalized—The institution fails to meet a critical capital level set by the appropriate federal banking agency. A critically undercapitalized institution has a ratio of tangible equity to total assets that is equal to or less than 2%.

If the FDIC determines, after notice and an opportunity for hearing, that the bank is in an unsafe or unsound condition, the regulator is authorized to reclassify the bank to the next lower capital category (other than critically undercapitalized) and require the submission of a plan to correct the unsafe or unsound condition.

If a bank is not well capitalized, it cannot accept brokered deposits without prior regulatory approval. In addition, a bank that is not well capitalized cannot offer an effective yield in excess of 75 basis points over interest paid on deposits of comparable size and maturity in such institution's normal market area for deposits accepted from within its normal market area, or national rate paid on deposits of comparable size and maturity for deposits accepted outside the bank's normal market area. Moreover, the FDIC generally prohibits a depository institution from making any capital distributions (including payment of a dividend) or paying any management fee to its parent holding company if the depository institution would thereafter be categorized as undercapitalized. Undercapitalized institutions are subject to growth limitations (an undercapitalized institution may not acquire another institution, establish additional branch offices, or engage in any new line of business unless determined by the appropriate federal banking agency to be consistent with an accepted capital restoration plan, or unless the FDIC determines that the proposed action will further the purpose of prompt corrective action) and are required to submit a capital restoration plan. The agencies may not accept a capital restoration plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with the capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of an amount equal to 5.0% of the depository institution's total assets at the time it became categorized as undercapitalized or the amount that is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is categorized as significantly undercapitalized.

Significantly undercapitalized categorized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become categorized as adequately capitalized, requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. The appropriate federal banking agency may take any action authorized for a significantly undercapitalized institution if an undercapitalized institution fails to submit an acceptable capital restoration plan or fails in any material respect to implement a plan accepted by the agency. A critically undercapitalized institution is subject to having a receiver or conservator appointed to manage its affairs and for loss of its charter to conduct banking activities.

An insured depository institution may not pay a management fee to a bank holding company controlling that institution or any other person having control of the institution if, after making the payment, the institution would be undercapitalized. In addition, an institution cannot make a capital distribution, such as a dividend or other distribution that is in substance a distribution of capital to the owners of the institution if following such a distribution the institution would be undercapitalized. Thus, if payment of such a management fee or the making of such would cause a bank to become undercapitalized, it could not pay a management fee or dividend to the bank holding company.

As of December 31, 2023, the Bank was deemed to be "well capitalized."

*Standards for Safety and Soundness***.** The FDIA also requires the federal banking regulatory agencies to prescribe, by regulation or guideline, operational and managerial standards for all insured depository institutions relating to: (i) internal controls, information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure; and (v) asset growth. The agencies also must prescribe standards for asset quality, earnings, and stock valuation, as well as standards for compensation, fees, and benefits. The federal banking agencies have adopted regulations and Interagency Guidelines Prescribing Standards for Safety and Soundness to implement these required standards. These guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. Under the regulations, if the FDIC determines that the Bank fails to meet any standards prescribed by the guidelines, the agency may require the Bank to submit to the agency an acceptable plan to achieve compliance with the standard, as required by the FDIC. The final regulations establish deadlines for the submission and review of such safety and soundness compliance plans.

Regulatory Examination. The FDIC also requires the Bank to prepare annual reports on the Bank's financial condition and to conduct an annual audit of its financial affairs in compliance with its minimum standards and procedures.

All insured institutions must undergo regular on-site examinations by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate federal banking agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC, their federal regulatory agency, and state supervisor when applicable. The FDIC has developed a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition or any other report of any insured depository institution. The federal banking regulatory agencies prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to the following:

- internal controls;
- information systems and audit systems;
- loan documentation;
- credit underwriting;
- interest rate risk exposure; and
- asset quality.

Dividends. The Company's principal source of cash flow, including cash flow to pay dividends to its shareholders, is dividends it receives from the Bank. Statutory and regulatory limitations apply to the Bank's payment of dividends to the Company. As a South Carolina chartered bank, the Bank is subject to limitations on the amount of dividends that it is permitted to pay. Unless otherwise instructed by the S.C. Board, the Bank is generally permitted under South Carolina state banking regulations to pay cash dividends of up to 100% of net income in any calendar year without obtaining the prior approval of the S.C. Board. The FDIC also has the authority under federal law to enjoin a bank from engaging in what in its opinion constitutes an unsafe or unsound practice in conducting its business, including the payment of a dividend under certain circumstances. The Bank must also maintain the Common Equity Tier 1 capital conservation buffer of 2.5%, in excess of its minimum regulatory risk-based capital ratios, to avoid becoming subject to restrictions on capital distributions, including dividends, as described above.

Branching. Federal legislation permits out-of-state acquisitions by bank holding companies, interstate branching by banks, and interstate merging by banks. The Dodd-Frank Act removed previous state law restrictions on *de novo* interstate branching in states such as South Carolina and Georgia. This change effectively permits out of state banks to open *de novo* branches in states where the laws of such state would permit a bank chartered by that state to open a *de novo* branch.

Anti-Tying Restrictions. Under amendments to the Bank Holding Company Act and Federal Reserve regulations, a bank is prohibited from engaging in certain tying or reciprocity arrangements with its customers. In general, a bank may not extend credit, lease, sell property, or furnish any services or fix or vary the consideration for these on the condition that (i) the customer obtain or provide some additional credit, property, or services from or to the bank, the bank holding company or subsidiaries thereof or (ii) the customer may not obtain some other credit, property, or services from a competitor, except to the extent reasonable conditions are imposed to assure the soundness of the credit extended. Certain arrangements are permissible: a bank may offer combined-balance products and may otherwise offer more favorable terms if a customer obtains two or more traditional bank products; and certain foreign transactions are exempt from the general rule. A bank holding company or any bank affiliate also is subject to anti-tying requirements in connection with electronic benefit transfer services.

Community Reinvestment Act. The Bank is subject to certain requirements and reporting obligations under the CRA, which requires federal banking regulators to evaluate the record of each financial institution in meeting the credit needs of its local community, including low- and moderate- income neighborhoods. The

CRA further requires these criteria to be considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could result in the imposition of additional requirements and limitations on the Bank. Additionally, financial institutions must publicly disclose the terms of various CRA-related agreements. In its most recent CRA examination, the Bank received a "satisfactory" rating.

In December 2019, the FDIC and the Office of the Comptroller of the Currency ("OCC") issued a notice of proposed rulemaking intended to (i) clarify which activities qualify for CRA credit; (ii) update where activities count for CRA credit; (iii) create a more transparent and objective method for measuring CRA performance; and (iv) provide for more transparent, consistent, and timely CRA-related data collection, recordkeeping, and reporting. However, the Federal Reserve has not joined the proposed rulemaking. In May 2020, the OCC issued its final CRA rule, which was later rescinded in December 2021. On the same day that the OCC announced its plans to rescind the CRA final rule, the OCC, FDIC, and Federal Reserve announced that they are working together to "strengthen and modernize the rules implementing the CRA." On May 5, 2022, the OCC, FDIC, and Federal Reserve released a notice of proposed rulemaking regarding the CRA and invited public comment on the proposed rules. The comment period closed on August 5, 2022. On October 24, 2023, the OCC, the FDIC, and the Federal Reserve issued the final rule to strengthen and modernize regulations implementing the CRA. The final rule will take effect on April 1, 2024; however, compliance with the majority of the final rule's provisions will not be required until January 1, 2026, and the data reporting requirements of the final rule will not take effect until January 1, 2027. The final rules, among other things, include: (i) applying four new performance tests to evaluate the CRA performance of large banks (assets of $2 billion or more): the Retail Lending Test, Retail Services and Products Test, Community Development Financing Test, and Community Development Services Test; (ii) retaining a strategic plan option, with modifications to reflect the new performance tests and updates to the approval standards; (iii) clarifying community development activities by updating the definition of community development, providing a process by which banks may request confirmation that an activity is eligible for community development consideration, and providing for a publicly available interagency illustrative list of qualifying community development activities; (iv) updating delineation requirements for facility-based assessment areas and establishing new retail lending assessment areas for certain large banks; (v) updating data collection, maintenance, and reporting requirements for large banks, tailoring those requirements based on large bank asset size and leveraging existing data where possible, while not imposing new data collection and reporting requirements for small and intermediate banks; and (vi) continuing public file and public notice disclosure requirements and creating a new public comment process to facilitate public engagement. Management has and will continue to evaluate any changes to the CRA's regulations and their impact to the Bank.

Fair Lending Requirements. We are subject to certain fair lending requirements and reporting obligations involving lending operations. A number of laws and regulations provide these fair lending requirements and reporting obligations, including, at the federal level, the Equal Credit Opportunity Act ("ECOA"), as amended by the Dodd-Frank Act, and Regulation B, as well as the Fair Housing Act ("FHA") and regulations implementing FHA found at 24 C.F.R. Part 100. ECOA and Regulation B prohibit discrimination in any aspect of a credit transaction based on a number of prohibited factors, including race or color, religion, national origin, sex, marital status, age, the applicant's receipt of income derived from public assistance programs, and the applicant's exercise, in good faith, of any right under the Consumer Credit Protection Act. ECOA and Regulation B include lending acts and practices that are specifically prohibited, permitted, or required, and these laws and regulations proscribe data collection requirements, legal action statute of limitations, and disclosure of the consumer's ability to receive a copy of any appraisal(s) and valuation(s) prepared in connection with certain loans secured by dwellings. In January 2023, the OCC revised its "Fair Lending" booklet of the Comptroller's Handbook to incorporate clarified details and risk factors for a variety of examination scenarios addressing fair lending and to update references to supervisory guidance, sound risk management practices, and applicable legal standards. While this OCC guidance does not apply to the Bank explicitly, it represents best practices guidance for the Bank. FHA prohibits discrimination in all aspects of residential real-estate related transactions based on prohibited factors, including race or color, national origin, religion, sex, familial status, and handicap.

In addition to prohibiting discrimination in credit transactions on the basis of prohibited factors, these laws and regulations can cause a lender to be liable for policies that result in a disparate treatment of or have a disparate impact on a protected class of persons. If a pattern or practice of lending discrimination is alleged by a regulator, then the matter may be referred by the agency to the DOJ for investigation. In December 2012, the DOJ and CFPB entered into a Memorandum of Understanding under which the agencies have agreed to share information, coordinate investigations, and have generally committed to strengthen their coordination efforts.

In addition to substantive penalties and corrective measures that may be required for a violation of certain fair lending laws, the federal banking agencies may take compliance with fair lending requirements into account when regulating and supervising other activities of the bank, including in acting on expansionary proposals.

Financial Subsidiaries. Under the Gramm-Leach-Bliley Act, otherwise referred to as the GLBA, subject to certain conditions imposed by their respective banking regulators, national and state-chartered banks are permitted to form "financial subsidiaries" that may conduct financial or incidental activities, thereby permitting bank subsidiaries to engage in certain activities that previously were impermissible. The GLBA imposes several safeguards and restrictions on financial subsidiaries, including that the parent bank's equity investment in the financial subsidiary be deducted from the bank's assets and tangible equity for purposes of calculating the bank's capital adequacy. In addition, the GLBA imposes new restrictions on transactions between a bank and its financial subsidiaries similar to restrictions applicable to transactions between banks and non-bank affiliates.

Consumer Protection Regulations. Activities of the Bank are subject to a variety of statutes and regulations—both at the federal and state levels—designed to protect consumers. This includes Title X of the Dodd-Frank Act, which prohibits engaging in any unfair, deceptive, or abusive acts or practices ("UDAAP"). UDAAP claims involve detecting and assessing risks to consumers and to markets for consumer financial products and services. Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates. The Bank's loan operations are also subject to federal laws applicable to credit transactions, such as:

- the Dodd-Frank Act that created the Consumer Financial Protection Bureau ("CFPB"), an independent regulatory authority housed within the Federal Reserve, which has broad rule-making authority over a wide range of consumer laws that apply to insured depository institutions;

- the Truth-In-Lending Act ("TILA") and Regulation Z, governing disclosures of credit terms to consumer borrowers and including substantial requirements for mortgage lending and servicing, as mandated by the Dodd-Frank Act;

- the Home Mortgage Disclosure Act ("HMDA") and Regulation C, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves, and requiring collection and disclosure of data about applicant and borrower characteristics to assist in identifying possible discriminatory lending patterns and enforcing antidiscrimination statutes;

- the Equal Credit Opportunity Act ("ECOA") and Regulation B, prohibiting discrimination on the basis of race, color, religion, or other prohibited factors in any aspect of a credit transaction;

- the Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act, and Regulation V, governing the use of consumer reports, provision of information to credit reporting agencies, certain identity theft protections, and certain credit and other disclosures, and requiring banks to have in place an "identity theft red flags" program to detect, prevent and mitigate identity theft.

- the Fair Debt Collection Practices Act and Regulation F, governing the manner in which consumer debts may be collected by collection agencies and intending to eliminate abusive, deceptive, and unfair debt collection practices;

- the Real Estate Settlement Procedures Act ("RESPA") and Regulation X, which governs various aspects of residential mortgage loans, including the settlement and servicing process, dictates

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certain disclosures to be provided to consumers, and imposes other requirements related to compensation of service providers, insurance escrow accounts, and loss mitigation procedures;

- The Secure and Fair Enforcement for Mortgage Licensing Act ("SAFE Act") which mandates a nationwide licensing and registration system for residential mortgage loan originators. The SAFE Act also prohibits individuals from engaging in the business of a residential mortgage loan originator without first obtaining and maintaining annually registration as either a federal or state licensed mortgage loan originator;

- The Homeowners Protection Act ("HPA"), or the PMI Cancellation Act, provides requirements relating to private mortgage insurance (PMI) on residential mortgages, including the cancelation and termination of PMI, disclosure and notification requirements, and the requirement to return unearned premiums;

- The Fair Housing Act ("FHA") prohibits discrimination in all aspects of residential real-estate related transactions based on race or color, national origin, religion, sex, and other prohibited factors;

- The Servicemembers Civil Relief Act ("SCRA") and Military Lending Act ("MLA"), providing certain protections for servicemembers, members of the military, and their respective spouses, dependents and others;

- Section 106(c)(5) of the Housing and Urban Development Act requires making home ownership available to eligible homeowners; and

- the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The deposit operations of the Bank also are subject to laws, such as the following federal laws:

- the FDIA, which, among other things, imposes a minimum amount of deposit insurance available per account to $250,000 and imposes other limits on deposit-taking;

- the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- the Electronic Funds Transfer Act and Regulation E, which governs the rights, liabilities, and responsibilities of consumers and financial institutions using electronic fund transfer services, and which generally mandates disclosure requirements, establishes limitations on liability applicable to consumers for unauthorized electronic fund transfers, dictates certain error resolution processes, and applies other requirements relating to automatic deposits to and withdrawals from deposit accounts;

- the Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check;

- The Expedited Funds Availability Act ("EFA Act") and Regulation CC, setting forth requirements to make funds deposited into transaction accounts available according to specified time schedules, disclose funds availability policies to customers, and relating to the collection and return of checks and electronic checks, including the rules regarding the creation or receipt of substitute checks; and

- the Truth in Savings Act ("TISA") and Regulation DD, which requires depository institutions to provide disclosures so that consumers can make meaningful comparisons about depository institutions and accounts.

In light of the growing concern by regulators about relationships between chartered financial institutions and their third-party service providers, the FDIC joined the other federal supervisory agencies in passing the Interagency Guidance on Third-Party Relationships: Risk Management. This new guidance provided risk management oversight guidelines for financial institutions to incorporate in their ongoing relationships with third party vendors.

The CFPB has broad authority to regulate the offering and provision of consumer financial products and services. The CFPB has the authority to supervise and examine depository institutions with more than $10 billion in assets for compliance with federal consumer laws. The authority to supervise and examine depository institutions with $10 billion or less in assets, such as the Bank, for compliance with federal consumer laws remains largely with those institutions' primary regulators. However, the CFPB may participate in examinations of these smaller institutions on a "sampling basis" and may refer potential enforcement actions against such institutions to their primary regulators. As such, the CFPB may participate in examinations of the Bank. In addition, states are permitted to adopt consumer protection laws and regulations that are stricter than the regulations promulgated by the CFPB.

The CFPB has issued a number of significant rules that impact nearly every aspect of the lifecycle of consumer financial products and services, including rules regarding residential mortgage loans. These rules implement Dodd-Frank Act amendments to ECOA, TILA and RESPA. The CFPB continued its scrutiny of so called "pay-to-pay" and "junk fee" regimes, proposing rules related to credit card penalties. Further, the CFPB proposed rulemaking related to Residential Property Assessed Clean Entergy Financing, quality control standards for automated valuation models, and personal financial data rights (discussed in more detail above). The CFPB's focus on fees was emphasized through its ongoing enforcement activity, including a notable enforcement action taken against Bank of America that required the payment of more than $100 million to customers, with similar size fines paid to both the CFPB and the OCC.

Bank regulators take into account compliance with consumer protection laws when considering approval of a proposed expansionary proposals.

Enforcement Powers. The Bank and its "institution-affiliated parties," including its management, employee's agent's independent contractors and consultants, such as attorneys and accountants, and others who participate in the conduct of the financial institution's affairs, are subject to potential civil and criminal penalties for violations of law, regulations, or written orders of a government agency. These practices can include the failure of an institution to timely file required reports or the filing of false or misleading information or the submission of inaccurate reports. Civil penalties may be as high as $1,000,000 a day for such violations. Criminal penalties for some financial institution crimes have been increased to twenty years. In addition, regulators are provided with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance. Furthermore, banking agencies' powers to issue cease-and-desist orders have been expanded. Such orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate.

Anti-Money Laundering; the USA Patriot Act; the Office of Foreign Asset Control. Financial institutions must maintain anti-money laundering programs that include established internal policies, procedures, and controls; a designated compliance officer; an ongoing employee training program; and testing of the program by an independent audit function. The program must comply with the anti-money laundering provisions of the Bank Secrecy Act ("BSA"). The Company and the Bank are also prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and "knowing your customer" in their dealings with foreign financial institutions, foreign customers, and other high-risk customers. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions, and certain laws provide law enforcement authorities with increased access to financial information maintained by banks. Financial institutions must comply with requirements regarding risk-based procedures for conducing ongoing customer due diligence, which requires the institutions to take appropriate steps to understand the nature and purpose of customer relationships and identify and verify the identity of the beneficial owners of legal entity customers.

Anti-money laundering obligations have been substantially strengthened as a result of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (which we refer to as the "USA PATRIOT Act"). Bank regulators routinely examine institutions for compliance with these obligations and are required to consider compliance in connection with the regulatory review of applications. The regulatory authorities have been active in imposing cease and desist orders and money penalty sanctions against institutions that have not complied with these requirements.

The USA PATRIOT Act amended the Bank Secrecy Act and provides, in part, for the facilitation of information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering by enhancing anti-money laundering and financial transparency laws, as well as enhanced information collection tools and enforcement mechanics for the U.S. government, including: (i) requiring standards for verifying customer identification at account opening; (ii) rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering; (iii) reports by nonfinancial trades and businesses filed with the U.S. Treasury Department's Financial Crimes Enforcement Network for transactions exceeding $10,000; (iv) filing suspicious activities reports if a bank believes a customer may be violating U.S. laws and regulations; and (v) requires enhanced due diligence requirements for financial institutions that administer, maintain, or manage private bank accounts or correspondent accounts for non-U.S. persons. Bank regulators routinely examine institutions for compliance with these obligations and are required to consider compliance in connection with the regulatory review of applications.

Under the USA PATRIOT Act, the regulators can provide lists of the names of persons suspected of involvement in terrorist activities. The Bank can be requested to search its records for any relationships or transactions with persons on those lists. If the Bank finds any relationships or transactions, it must file a suspicious activity report and contact the applicable governmental authorities.

On January 1, 2021, Congress overrode former President Trump's veto and thereby enacted the National Defense Authorization Act for Fiscal Year 2021 ("NDAA"). The NDAA provides for one of the most significant overhauls of the BSA and related anti-money laundering laws since the USA Patriot Act. Notably, changes include:

- expansion of coordination and information sharing efforts among the agencies tasked with administering anti-money laundering and countering the financing of terrorism requirements, including the Financial Crimes Enforcement Network ("FinCEN"), the primary federal banking regulators, federal law enforcement agencies, national security agencies, the intelligence community, and financial institutions;

- providing additional penalties with respect to violations of BSA and enhancing the powers of FinCEN;

- significant updates to the beneficial ownership collection rules and the creation of a registry of beneficial ownership which will track the beneficial owners of reporting companies which may be shared with law enforcement and financial institutions conducting due diligence under certain circumstances;

- improvements to existing information sharing provisions that permit financial institutions to share information relating to suspicious activity reports with foreign branches, subsidiaries, and affiliates (except those located in China, Russia, or certain other jurisdictions) for the purpose of combating illicit finance risks; and

- enhanced whistleblower protection provisions, allowing whistleblower(s) who provide original information which leads to successful enforcement of anti-money laundering laws in certain judicial or administrative actions resulting in certain monetary sanctions to receive up to 30 percent of the amount that is collected in monetary sanctions as well as increased protections.

The Office of Foreign Assets Control ("OFAC"), which is a division of the U.S. Department of the Treasury (the "Treasury"), is responsible for helping to ensure that United States entities do not engage in transactions with "enemies" of the United States, as defined by various Executive Orders and Acts of Congress. OFAC publishes lists of names of persons and organizations with which the Bank is prohibited from engaging in business. If the Bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account, file a suspicious activity report, and notify the FBI. The Bank has appointed an OFAC compliance officer to oversee the inspection of its accounts and the filing of any notifications. The Bank actively checks high-risk OFAC areas such as new accounts, wire transfers and customer files. The Bank performs these checks utilizing software, which is updated each time a modification is made to the lists provided by OFAC and other agencies of Specially Designated Nationals and Blocked Persons.

In August 2023, the FFIEC revised and updated the examination procedures in the FFIEC's Bank Secrecy Act/Anti-Money Laundering (BSA/AML) Examination Manual to provide greater transparency into the examination process and support risk-based examination work. The FFIEC, OCC, and the FDIC also continued their emphasis on the importance of oversight of third-party vendors in the BSA/AML process through updated guidance, as well as continued examine and enforcement activity against financial institutions who failed to properly supervise their third-party service providers' BSA/AML activity.

Following the enactment of the Anti-Money Laundering Act of 2020, FinCEN began publishing rules pursuant to the Corporate Transparency Act which establishes a regime for many corporate entities to file a form with FinCEN disclosing their beneficial owners. The first of these rules, the "Reporting Rule," sets forth which entities are required to disclose their beneficial ownership information to FinCEN and the date for compliance. Companies that qualify as either a "domestic reporting company" or a "foreign reporting company" would file with FinCEN unless one of the 23 exemptions (such as the exemptions for select banks and credit unions) apply. However, on March 1, 2024 the United States District Court of the Northern District of Alabama ruled that the Corporate Transparency Act is unconstitutional. We will monitor this litigation and its implications on the future of the Corporate Transparency Act.

Following Russia's invasion of Ukraine, OFAC took several sanctions related actions related to the Russian financial services sector pursuant to Executive Order 14024 beginning in February 2022 including: (i) a determination by the Secretary of the Treasury with respect to the financial services sector of the Russian Federation that authorizes sanctions against persons determined to operate or to have operated in that sector; (ii) correspondent or payable-through account and payment processing prohibitions on certain Russian financial institutions; (iii) the blocking of certain Russian financial institutions; (iv) expanding sovereign debt prohibitions to apply to new issuances in the secondary market; (v) prohibitions related to new debt and equity for certain Russian entities; and (vi) a prohibition on transactions involving certain Russian government entities, including the Central Bank of the Russian Federation. In March 2022, FinCEN issued an alert advising increased vigilance for potential Russian Sanctions Evasion Attempts. Increased FinCEN scrutiny and sanctions against Russian entities continued in 2023. The Financial Action Task Force ("FATF") continues to revise the list of high-risk jurisdictions. In October 2023, FATF removed Albania, Cayman Islands, Jordan, and Panama from its lists of Jurisdictions under Increased Monitoring and added Bulgaria.

Privacy and Data Security. There are a number of state and federal laws and regulations that govern financial privacy and cybersecurity. At the federal level, this includes the privacy protection provisions of the Gramm-Leach-Bliley Act ("GLBA") and related regulations, including Regulation P, which govern the treatment of nonpublic personal information. Under these privacy protection provisions, we are limited in our ability to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies and notices to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party.

Consumers must be notified in the event of a data breach under applicable state laws. Multiple states and Congress are considering laws or regulations which could create new individual privacy rights and impose increased obligations on companies handling personal data. For example, on November 18, 2021, the federal financial regulatory agencies published a final rule that will impose upon banking organizations and their service providers new notification requirements for significant cybersecurity incidents. Specifically, the final rule requires banking organizations to notify their primary federal regulator as soon as possible and no later than 36 hours after the discovery of a "computer-security incident" that rises to the level of a "notification incident" within the meaning attributed to those terms by the final rule. Banks' service providers are required under the final rule to notify any affected bank to or on behalf of which the service provider provides services "as soon as possible" after determining that it has experienced an incident that materially disrupts or degrades, or is reasonably likely to materially disrupt or degrade, covered services provided to such bank for as much as four hours. The final rule took effect on April 1, 2022 and banks and their service providers must have complied with the requirements of the rule by May 1, 2022. Effective December 9, 2022, the FTC's amendments to GLBA's Safeguards Rule went into effect and financial institutions are continuing to implement this rule including its ongoing monitoring and risk assessment protocols.

In February 2023, Congress introduced a new bill which would expand personal information protections that currently apply to customers and expand the notice requirements that apply to the collection of individual data. Under the bill, financial institutions must (1) inform individuals for what purpose their data is collected and how the data will be used, and (2) give individuals the opportunity to opt out of data collection. An individual may also end the sharing of the individual's data with third parties, as well as demand the deletion of the individual's data. While this bill has not been passed yet, it demonstrates ongoing activity in Congress and a desire to pass more stringent privacy laws. In 2023 alone, at least six bills related to consumer privacy were introduced in Congress. At the state level, seven additional states passed some form of consumer privacy protection laws, only some of which include an exemption for entities regulated under GLBA.

The CFPB also took additional action related to consumer privacy, At the beginning of the year, the CFPB issued a request for information about data brokers and invited public comment in order to understand brokers' data collection practices and the commercial uses of personal data. The CFPB also began rulemaking to implement section 1033 of the Consumer Financial Protection Act of 2010 (CFPA). CFPA section 1033 provides that, subject to rules prescribed by the CFPB, a covered entity (for example, a bank) must make available to consumers, upon request, transaction data and other information concerning a consumer financial product or service that the consumer obtained from the covered entity.

Cybersecurity. The federal banking regulators regularly issue new guidance and standards, and update existing guidance and standards, regarding cybersecurity intended to enhance cyber risk management among financial institutions. Financial institutions are expected to comply with such guidance and standards and to accordingly develop appropriate security controls and risk management processes. If we fail to observe such regulatory guidance or standards, we could be subject to various regulatory sanctions, including financial penalties. In 2023, the SEC issued a final rule that requires disclosure of material cybersecurity incidents, as well as cybersecurity risk management, strategy and governance. Under this rule, banking organizations that are SEC registrants must generally disclose information about a material cybersecurity incident within four business days of determining it is material with periodic updates as to the status of the incident in subsequent filings as necessary. For SEC Form 8-K disclosures regarding material cybersecurity incidents, smaller reporting companies, including our Company, become subject to such new requirements on June 15, 2024.

Under a final rule adopted by federal banking agencies in 2021, banking organizations are required to notify their primary banking regulator within 36 hours of determining that a "computer-security incident" has materially disrupted or degraded, or is reasonably likely to materially disrupt or degrade, the banking organization's ability to carry out banking operations or deliver banking products and services to a material portion of its customer base, its businesses and operations that would result in material loss, or its operations that would impact the stability of the United States.

State regulators have also been increasingly active in implementing privacy and cybersecurity standards and regulations. Recently, several states have adopted regulations requiring certain financial institutions to implement cybersecurity programs and many states have also recently implemented or modified their data breach notification, information security and data privacy requirements. We expect this trend of state-level activity in those areas to continue and are continually monitoring developments in the states in which our customers are located.

Risks and exposures related to cybersecurity attacks, including litigation and enforcement risks, are expected to be elevated for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of Internet banking, mobile banking and other technology-based products and services by us and our customers.

Effect of Governmental Monetary Policies. Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve have major effects upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies. In response to the COVID-19 pandemic, in 2020, the Federal Open Market Committee ("FOMC") reduced the target federal funds rate range to between 0.0% and 0.25%; however, due in part to rising inflation, throughout 2022 the target federal funds rate range increased to between 4.25% and 4.50%. Throughout 2023, the target federal funds rate range increased to between 5.25% and 5.50%.

Changes in market interest rates can have a significant impact on the level of income and expense recorded on a large portion of our interest-earning assets and interest-bearing liabilities, and on the market value of all interest-earning assets, other than those possessing a short term to maturity. Furthermore, changes in market interest rates can have a significant impact on the level of mortgage originations and related mortgage non-interest income.

Insurance of Accounts and Regulation by the FDIC. The Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC insured institutions. It also may prohibit any FDIC insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the insurance fund. The FDIC also has the authority to initiate enforcement actions against savings institutions, after giving the bank's regulatory authority an opportunity to take such action and may terminate the deposit insurance if it determines that the institution has engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

As an FDIC-insured bank, the Bank must pay deposit insurance assessments to the FDIC based on its average total assets minus its average tangible equity. The Bank's assessment rates are currently based on its risk classification (i.e., the level of risk it poses to the FDIC's deposit insurance fund). Institutions classified as higher risk pay assessments at higher rates than institutions that pose a lower risk.

In addition to the ordinary assessments described above, the FDIC has the ability to impose special assessments in certain instances. For example, in November 2023, the FDIC implemented a special assessment to recover the approximately $16.3 billion loss to the Deposit Insurance Fund associated with protecting uninsured depositors following the closures of Silicon Valley Bank and Signature Bank earlier in the year. However, the assessment was limited to banks with an excess of $5 billion uninsured deposits as of December 31, 2022, so we did not receive any assessment.

The FDIC may terminate the deposit insurance of any insured depository institution, including the Bank, if it determines after a hearing that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC. Management is not aware of any practice, condition or violation that might lead to termination of the Bank's deposit insurance.

Incentive Compensation. In addition to the potential restrictions on discretionary bonus compensation under the Basel III rules, the federal bank regulatory agencies have issued guidance on incentive compensation policies (the "Incentive Compensation Guidance") intended to ensure that the incentive compensation policies of financial institutions do not undermine the safety and soundness of such institutions by encouraging excessive risk-taking. The Incentive Compensation Guidance, which covers all employees that have the ability to materially affect the risk profile of an institution, either individually or as part of a group, is based upon the key principles that a financial institution's incentive compensation arrangements should comply with the following principles: (i) provide employees incentives that appropriately balance risk and reward; (ii) be compatible with effective controls and risk-management; and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors.

The scope and content of federal bank regulatory agencies' policies on executive compensation are continuing to develop and are likely to continue evolving in the near future. In 2016, federal agencies proposed regulations which could significantly change the regulation of incentive compensation programs at financial institutions. The proposal would create four tiers of institutions based on asset size. Institutions in the top two tiers would be subject to rules much more detailed and proscriptive than are currently in effect. If interpreted aggressively by the regulators, the proposed rules could be used to prevent, as a practical matter, larger institutions from engaging in certain lines of business where substantial commission and bonus pool arrangements are the norm. In the 2016 proposal, the top two tiers included institutions with more than $50 billion of assets, which would not currently apply to us. No final rule has been adopted as of this filing. We cannot predict what final rules may be adopted, nor how they may be implemented and, therefore, it cannot be determined at this time whether compliance with such policies will adversely affect our ability to hire, retain and motivate our key employees.

In addition, the Tax Cuts and Jobs Act (the "Tax Act"), which was signed into law in December 2017, contains certain provisions affecting performance-based compensation. Specifically, the pre-existing exception to the $1.0 million deduction limitation applicable to performance-based compensation was repealed. The deduction limitation is now applied to all compensation exceeding $1.0 million, for our covered employees, regardless of how it is classified, which could have an adverse effect on our income tax expense and net income.

Corporate Governance. The Dodd-Frank Act addressed many investor protection, corporate governance and executive compensation matters that affect most U.S. publicly traded companies. The Dodd-Frank Act (i) grants stockholders of U.S. publicly traded companies an advisory vote on executive compensation and so-called "golden parachute" payments, (ii) enhances independence requirements for compensation committee members, (iii) requires the SEC to adopt rules directing national securities exchanges to establish listing standards requiring all listed companies to adopt incentive-based compensation clawback policies for executive officers, and (iv) provides the SEC with authority to adopt proxy access rules that would allow stockholders of publicly traded companies to nominate candidates for election as a director and have those nominees included in a company's proxy materials. The SEC has completed the bulk (although not all) of the rulemaking necessary to implement these provisions. However, on October 26, 2022, the SEC adopted final rules implementing the incentive-based compensation recovery (clawback) provisions of the Dodd-Frank Act. The final rules directed the stock exchanges to establish listing standards requiring listed companies to develop and implement a policy providing for the recovery of erroneously awarded incentive-based compensation received by current or former executive officers and to satisfy related disclosure obligations. As of December 1, 2023, the final clawback rules from The NASDAQ Stock Market were effective. The Company's updated clawback policies were effective September 19, 2023.

Concentrations in Commercial Real Estate. Concentration risk exists when FDIC-insured institutions deploy too many assets to any one industry or segment. A concentration in commercial real estate is one example of regulatory concern. The interagency Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices guidance ("CRE Guidance") provides supervisory criteria, including the following numerical indicators, to assist bank examiners in identifying banks with potentially significant commercial real estate loan concentrations that may warrant greater supervisory scrutiny: (i) total non-owner-occupied commercial real estate loans, including loans secured by apartment buildings, investor commercial real estate, and construction and land loans, exceeding 300% or more of an institution's total risk-based capital and the outstanding balance of the commercial real estate loan portfolio has increased by 50% or more in the preceding three years or (ii) construction and land development loans exceeding 100% of total risk-based capital. The CRE Guidance does not limit banks' levels of commercial real estate lending activities, but rather guides institutions in developing risk management practices and levels of capital that are commensurate with the level and nature of their commercial real estate concentrations. On December 18, 2015, the federal banking agencies issued a statement to reinforce prudent risk-management practices related to commercial real estate lending, having observed substantial growth in many commercial real estate asset and lending markets, increased competitive pressures, rising commercial real estate concentrations in banks, and an easing of commercial real estate underwriting standards. The federal bank agencies reminded FDIC-insured institutions to maintain underwriting discipline and exercise prudent risk-management practices to identify, measure, monitor and manage the risks arising from commercial real estate lending. In addition, FDIC-insured institutions must maintain capital commensurate with the level and nature of their commercial real estate concentration risk. Based on the Bank's loan portfolio as of December 31, 2023, its non-owner occupied commercial loans and its construction and land development loans were approximately 313% and 74% of total risk-based capital, respectively. Furthermore, our three-year growth in non-owner occupied commercial real estate loans was 47% from December 31, 2020 to December 31, 2023. We have expertise and a long history in originating and managing commercial real estate loans. We have a strong credit underwriting process, which includes management and Board oversight. We perform rigorous monitoring, stress testing, and reporting of these portfolios at the management and Board levels, and we continue to monitor the level of the concentration in commercial real estate loans within the Bank's loan portfolio monthly. Management will continue to monitor the level of the concentration in commercial real estate loans within the Bank's loan portfolio.

Proposed Legislation and Regulatory Action. From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking statutes and our operating environment in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. We cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on our financial condition or results of operations. A change in statutes, regulations, or regulatory policies applicable to the Company or the Bank could have a material effect on our business.

Item 1A. Risk Factors.

There are risks, many beyond our control, which could cause our results to differ significantly from management's expectations. Some of these risk factors are described below. Any factor described in this Annual Report on Form 10-K could, by itself or together with one or more other factors, adversely affect our business, results of operations and/or financial condition. Additional risks and uncertainties not currently known to us or that we currently consider to not be material also may materially and adversely affect us. In assessing these risks, you should also refer to other information disclosed in our SEC filings, including the financial statements and notes thereto. The risks discussed below also include forward-looking statements, and actual results may differ substantially from those discussed or implied in these forward-looking statements.

Economic and Geographic-Related Risks

Our business may be adversely affected by economic conditions generally.

Our financial performance generally, and in particular the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, as well as demand for loans and other products and services we offer and whose success we rely on to drive our growth, is highly dependent upon the business environment in the primary markets where we operate and in the U.S. as a whole. Unlike larger banks that are more geographically diversified, we are a regional bank that provides banking and financial services to customers primarily in South Carolina and Georgia. The economic conditions in these local markets may be different from, and in some instances worse than, the economic conditions in the U.S. as a whole.

Some elements of the business environment that affect our financial performance include short-term and long-term interest rates, the prevailing yield curve, inflation and price levels, monetary and trade policy, unemployment and the strength of the domestic economy and the local economy in the markets in which we operate. Unfavorable market conditions can result in a deterioration in the credit quality of our borrowers and the demand for our products and services, an increase in the number of loan delinquencies, defaults and charge-offs, foreclosures, additional provisions for credit losses, adverse asset values of the collateral securing our loans and an overall material adverse effect on the quality of our loan portfolio. The majority of our loan portfolio is secured by real estate. A decline in real estate values can negatively impact our ability to recover our investment should the borrower become delinquent. Loans secured by stock or other collateral may be adversely impacted by a downturn in the economy and other factors that could reduce the recoverability of our investment. Unsecured loans are dependent on the solvency of the borrower, which can deteriorate, leaving us with a risk of loss. Unfavorable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence, limitations on the availability or increases in the cost of credit and capital, increases in inflation or interest rates, high unemployment, natural disasters, epidemics and pandemics (such as COVID-19), or a combination of these or other factors.

As economic conditions relating to the COVID-19 pandemic have improved, the Federal Reserve has shifted its focus to limiting inflationary and other potentially adverse effects of the extensive pandemic-related government stimulus, which signals the potential for a continued period of economic uncertainty even though the pandemic has subsided. In addition, there are continuing concerns related to, among other things, the level of U.S. government debt and fiscal actions that may be taken to address that debt, a potential resurgence of economic and political tensions with China, the war in Ukraine, and the Middle East conflict, all of which may have a destabilizing effect on financial markets and economic activity. Economic pressure on consumers and overall economic uncertainty may result in changes in consumer and business spending, borrowing, and saving habits. These economic conditions and/or other negative developments in the domestic or international credit markets or economies may significantly affect the markets in which we do business, the value of our loans and investments, and our ongoing operations, costs, and profitability. Declines in real estate values and sales volumes and high unemployment or underemployment may also result in higher than expected loan delinquencies, increases in our levels of nonperforming and classified assets and a decline in demand for our products and services. These negative events may cause us to incur losses and may adversely affect our capital, liquidity, and financial condition.

In addition, during 2023, concerns have arisen with respect to the financial condition of a number of banking organizations in the United States, in particular those with exposure to certain types of depositors and large portfolios of investment securities. On March 10, 2023, Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation and the FDIC was appointed receiver of Silicon Valley Bank. On March 11, 2023, Signature Bank was similarly closed and placed into receivership and concurrently the Federal Reserve Board announced it will make available additional funding to eligible depository institutions to assist eligible banking organizations with potential liquidity needs. On May 1, 2023, First Republic Bank was closed and its assets were seized. Regulatory agencies have closed no further banks with assets greater than $150 million since the closure of First Republic Bank. While the Company's business, balance sheet and depositor profile differs substantially from banking institutions that are the focus of the greatest scrutiny, the operating environment and public trading prices of financial services sector securities can be highly correlated, in particular in times of stress, which may adversely affect the trading price of the Company's common stock and potentially its results of operations.

Credit and Interest Rate Risk

Our decisions regarding credit risk and allowance for credit losses may materially and adversely affect our business.

Making loans and other extensions of credit is an essential element of our business. Although we seek to mitigate risks inherent in lending by adhering to specific underwriting practices, our loans and other extensions of credit may not be repaid. The risk of nonpayment is affected by a number of factors, including:
- the duration of the credit;
- credit risks of a particular customer;
- changes in economic and industry conditions; and
- in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral

We attempt to maintain an appropriate allowance for credit losses to provide for potential losses in our loan portfolio. We periodically determine the amount of the allowance based on consideration of several factors, including:

- an ongoing review of the quality, mix, and size of our overall loan portfolio;
- our historical credit loss experience;
- the amount and quality of collateral, including guarantees, securing the loans.
- regular reviews of loan delinquencies and loan portfolio quality; and
- evaluation of economic conditions;

There is no precise method of predicting credit losses; therefore, we face the risk that charge-offs in future periods will exceed our allowance for credit losses and that additional increases in the allowance for credit losses will be required. Additions to the allowance for credit losses would result in a decrease of our net income, and possibly our capital.

Federal and state regulators periodically review our allowance for credit losses and may require us to increase our provision for credit losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in the amount of our provision or loans charged-off could have a negative effect on our operating results.

We may have higher credit losses than we have allowed for in our allowance for credit losses.

Our actual credit losses could exceed our allowance for credit losses. Our average loan size continues to increase and reliance on our historic allowance for credit losses may not be adequate. As of December 31, 2023, approximately 87.2% of our loan portfolio (excluding loans held for sale) is composed of construction (10.4%), commercial mortgage (69.9%) and commercial (6.9%) loans. Repayment of such loans is generally considered more subject to market risk than residential mortgage loans. Industry experience shows that a portion of loans will become delinquent, and a portion of loans will require partial or entire charge-off. Regardless of the underwriting criteria utilized, losses may be experienced as a result of various factors beyond our control, including, changes in market conditions affecting the value of loan collateral and problems affecting the credit of our borrowers. If we suffer credit losses that exceed our allowance for credit losses, our financial condition, liquidity, or results of operations could be materially and adversely affected.

We have a concentration of credit exposure in commercial real estate and challenges faced by the commercial real estate market could adversely affect our business, financial condition, and results of operations.

As of December 31, 2023, we had approximately $889.8 million in loans outstanding to borrowers whereby the collateral securing the loan was commercial real estate, representing approximately 78.5% of our total loans outstanding as of that date. Approximately $273.7 million, or 24.1% of our total loans, and 30.8% of our commercial real estate loans are secured by owner-occupied properties. Commercial real estate loans are generally viewed as having more risk of default than residential real estate loans. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner's business or the property to service the debt. Cash flows may be affected significantly by general economic conditions, and a downturn in the local economy or in occupancy rates in the local economy where the property is located could increase the likelihood of default. Because our loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in our level of non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the related provision for credit losses and an increase in charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

Our commercial real estate loans have grown 12.8%, or $100.9 million, since December 31, 2022. The banking regulators give commercial real estate lending greater scrutiny, and they may require banks with higher levels of commercial real estate loans to implement more stringent underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for credit losses and capital levels as a result of commercial real estate lending growth and exposures. We have expertise and a long history in originating and managing commercial real estate loans. We have a strong credit underwriting process, which includes management and board oversight. We perform rigorous monitoring, stress testing, and reporting of these portfolios at the management and board levels, and we continue to monitor the level of the concentration in commercial real estate loans within the Bank's loan portfolio monthly.

Imposition of limits by the bank regulators on commercial and multi-family real estate lending activities could curtail our growth and adversely affect our earnings.

In 2006, the FDIC, the Federal Reserve and the Office of the Comptroller of the Currency issued joint guidance entitled "Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices" (the "CRE Guidance"). Although the CRE Guidance did not establish specific lending limits, it provides that a bank's commercial real estate lending exposure could receive increased supervisory scrutiny where (i) total non-owner-occupied commercial real estate loans, including loans secured by apartment buildings, investor commercial real estate, and construction and land loans, represent 300% or more of an institution's total risk-based capital, and the outstanding balance of the commercial real estate loan portfolio has increased by 50% or more during the preceding 36 months, or (ii) construction and land development loans exceed 100% of total risk-based capital. Our total non-owner-occupied commercial real estate loans represented 313% of the Bank's total risk-based capital at December 31, 2023, and our construction and land development loans represented 74% of the Bank's total risk-based capital at December 31, 2023. Furthermore, our three-year growth in non-owner occupied commercial real estate loans was 47% from December 31, 2020 to December 31, 2023.

In December 2015, the regulatory agencies released a new statement on prudent risk management for commercial real estate lending (the "2015 Statement"). In the 2015 Statement, the regulatory agencies, among other things, indicated their intent to continue "to pay special attention" to commercial real estate lending activities and concentrations going forward. If the FDIC, our primary federal regulator, were to impose restrictions on the amount of commercial real estate loans we can hold in our portfolio, for reasons noted above or otherwise, our earnings would be adversely affected.

Repayment of our commercial business loans is often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value.

At December 31, 2023, commercial business loans comprised 6.9% of our total loan portfolio. Our commercial business loans are originated primarily based on the identified cash flow and general liquidity of the borrower and secondarily on the underlying collateral provided by the borrower and/or repayment capacity of any guarantor. The borrower's cash flow may be unpredictable, and collateral securing these loans may fluctuate in value. Although commercial business loans are often collateralized by equipment, inventory, accounts receivable, or other business assets, the liquidation of collateral in the event of default is often an insufficient source of repayment because accounts receivable may be uncollectible and inventories may be obsolete or of limited use. In addition, business assets may depreciate over time, be difficult to appraise, and fluctuate in value based on the success of the business. Accordingly, the repayment of commercial business loans depends primarily on the cash flow and credit worthiness of the borrower and secondarily on the underlying collateral value provided by the borrower and liquidity of the guarantor. If these borrowers do not have sufficient cash flows or resources to pay these loans as they come due or the value of the underlying collateral is insufficient to fully secure these loans, we may suffer losses on these loans that exceed our allowance for credit losses.

Our focus on lending to small to mid-sized community-based businesses may increase our credit risk.

Most of our commercial business and commercial real estate loans are made to small business or middle market customers. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and have a heightened vulnerability to economic conditions. If general economic conditions in the markets in which we operate negatively impact this important customer sector, our results of operations and financial condition and the value of our common stock may be adversely affected. Moreover, a portion of these loans have been made by us in recent years and the borrowers may not have experienced a complete business or economic cycle. Furthermore, the deterioration of our borrowers' businesses may hinder their ability to repay their loans with us, which could have a material adverse effect on our financial condition and results of operations.

Our underwriting decisions may materially and adversely affect our business.

While we generally underwrite the loans in our portfolio in accordance with our own internal underwriting guidelines and regulatory supervisory guidelines, in certain circumstances we have made loans which exceed either our internal underwriting guidelines, supervisory guidelines, or both. As of December 31, 2023, approximately $27.5 million of our loans, or 16.6% of the Bank's regulatory capital (Tier 1 Capital plus allowance for credit losses), had loan-to-value ratios that exceeded regulatory supervisory guidelines, of which two loans totaling approximately $559 thousand had loan-to-value ratios of 100% or more. In addition, supervisory limits on commercial loan-to-value exceptions are set at 30% of the Bank's tier 1 capital plus allowance for credit losses. At December 31, 2023, $18.7 million of our commercial loans, or 11.3% of the Bank's regulatory capital, exceeded the supervisory loan-to-value ratio. The number of loans in our portfolio with loan-to-value ratios in excess of supervisory guidelines, our internal guidelines, or both could increase the risk of delinquencies and defaults in our portfolio, which could have a material adverse effect on our financial condition and results of operations.

We depend on the accuracy and completeness of information about clients and counterparties and our financial condition could be adversely affected if we rely on misleading information.

In deciding whether to extend credit or to enter into other transactions with clients and counterparties, we may rely on information furnished to us by or on behalf of clients and counterparties, including financial statements and other financial information, which we do not independently verify. We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to clients, we may assume that a customer's audited financial statements conform with GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our financial condition and results of operations could be negatively impacted to the extent we rely on financial statements that do not comply with GAAP or are materially misleading.

If we fail to effectively manage credit risk and interest rate risk, our business and financial condition will suffer.

We must effectively manage credit risk. There are risks inherent in making any loan, including risks with respect to (i) the period of time over which the loan may be repaid, (ii) proper loan underwriting and guidelines, (iii) changes in economic and industry conditions, (iv) the credit risks of individual borrowers, and (v) risks resulting from uncertainties as to the future value of collateral. There is no assurance that our credit risk monitoring and loan approval procedures are or will be adequate or will reduce the inherent risks associated with lending. Our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of our loan portfolio. Any failure to manage such credit risks may materially adversely affect our business and our consolidated results of operations and financial condition.

Changes in prevailing interest rates may reduce our profitability.

Our results of operations depend in large part upon the level of our net interest income, which is the difference between interest income from interest-earning assets, such as loans and investment securities, which include mortgage-backed securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Depending on the terms and maturities of our assets and liabilities, we believe a significant change in interest rates could potentially have a material adverse effect on our profitability. Many factors cause changes in interest rates, including governmental monetary policies and domestic and international economic and political conditions. While we intend to manage the effects of changes in interest rates by adjusting the terms, maturities, and pricing of our assets and liabilities, our efforts may not be effective, and our financial condition and results of operations could suffer.

Capital and Liquidity Risks

Changes in the financial markets could impair the value of our investment portfolio.

Our investment securities portfolio is a significant component of our total earning assets. Total investment securities averaged $541.1 million in 2023, as compared to $570.6 million in 2022. This represents 33.2% and 37.0% of the average earning assets for the years ended December 31, 2023 and 2022, respectively. At December 31, 2023, the portfolio was 29.6% of earning assets compared to 36.2% of earning assets at December 31, 2022. Turmoil in the financial markets could impair the market value of our investment portfolio, which could adversely affect our net income and possibly our capital.

On June 1, 2022, we reclassified $224.5 million in investments to held-to-maturity (HTM) from available-for-sale (AFS). These securities were transferred at fair value at the time of the transfer, which became the new cost basis for the securities held to maturity. The pretax unrealized net holding loss on the available for sale securities on the date of transfer totaled approximately $16.7 million and continued to be reported as a component of accumulated other comprehensive loss. This net unrealized loss is being amortized to interest income over the remaining life of the securities as a yield adjustment. There were no gains or losses recognized as a result of this transfer. The remaining pretax unrealized net holding loss on these investments was $14.0 million ($11.1 million net of tax) and $15.7 million ($12.4 million net of tax) at December 31, 2023 and 2022, respectively.

During the three months ended September 2023, we sold $39.9 million of book value U.S. Treasuries in our available-for-sale investment securities portfolio. While this sale created a one-time pre-tax loss of $1.2 million, it provided additional liquidity which is being used to pay down borrowings and fund loan growth. The weighted average book yield of the securities sold was 1.75% and the projected earn back period is 1.6 years. Such measures transition the balance sheet to be more efficient, improves net interest margin, and positions us for higher earnings in the future.

Our HTM investments totaled $217.2 million and represented approximately 42.9% of our total investments at December 31, 2023. Our AFS investments totaled $282.2 million, or approximately 55.8% of our total investments at December 31, 2023. Investments at cost totaled $6.8 million, or approximately 1.3% of our total investments at December 31, 2023. The effective duration on our total investment securities portfolio was 3.8 at December 31, 2023.

Securities which have unrealized losses were not considered to be credit loss impaired at December 31, 2023 or "other than temporarily impaired," at December 31, 2022 and we believe it is more likely than not we will be able to hold these until they mature or recover our current book value. We currently maintain adequate liquidity which supports our ability to hold these investments until they mature, or until there is a market price recovery. However, if we were to cease to have the ability and intent to hold these investments until maturity or the market prices do not recover, and we were to sell these securities at a loss, it could adversely affect our net income and our capital.

The Bank is subject to strict capital requirements, which could be amended to be more stringent, in the future.

The Bank is subject to regulatory requirements specifying minimum amounts and types of capital that we must maintain and an additional capital conservation buffer. From time to time, the regulators change these regulatory capital adequacy guidelines. If we fail to meet these capital guidelines and other regulatory requirements, we or our subsidiaries may be restricted in the types of activities we may conduct and we may be prohibited from taking certain capital actions, such as paying dividends, repurchasing or redeeming capital securities, and paying certain bonuses. In particular, the capital requirements applicable under Basel III require the Bank to satisfy additional, more stringent, capital adequacy standards than it had in the past. Failure to meet minimum capital requirements could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have an adverse material effect on our financial condition and results of operations. In addition, these requirements could have a negative impact on our ability to lend, grow deposit balances, make acquisitions, make capital distributions in the form of dividends or share repurchases, or pay certain bonuses needed to attract and retain key personnel. Higher capital levels could also lower our return on equity.

Risks Related to Our Industry

Inflationary pressures and rising prices may affect our results of operations and financial condition.

In 2021 through 2022, inflation rose to levels not seen for over 40 years, reaching 7.0% and 6.5%, respectively. In 2023, the annual inflation rate decreased to 3.4% but inflationary pressures are currently expected to remain elevated throughout 2024. Inflation could lead to increased costs to our customers, making it more difficult for them to repay their loans or other obligations increasing our credit risk. Sustained higher interest rates by the Federal Reserve may be needed to tame persistent inflationary price pressures, which could push down asset prices and weaken economic activity. A deterioration in economic conditions in the United States and our markets could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for our products and services, all of which, in turn, would adversely affect our business, financial condition and results of operations.

The Federal Reserve has implemented significant economic strategies that have affected interest rates, inflation, asset values, and the shape of the yield curve.

In 2020, in response to economic disruption associated with the COVID-19 pandemic, the Federal Reserve quickly reduced short-term rates to extremely low levels and acted to influence the markets to reduce long-term rates as well. During 2021, the Federal Reserve significantly reduced such "easing" actions that held down long-term rates. During 2022, the Federal Reserve switched to a tightening policy and raised short term rates significantly and rapidly throughout the year. Those actions triggered a significant decline in the values of most categories of U.S. stocks and bonds; significantly raised recessionary expectations for the U.S.; and inverted the yield curve in the U.S. for much of the last two quarters of 2022. Effects on the yield curve often are most pronounced at the short end of the curve, which is of particular importance to us and other banks. Among other things, easing strategies are intended to lower interest rates, expand the money supply, and stimulate economic activity, while tightening strategies are intended to increase interest rates, discourage borrowing, tighten the money supply, and restrain economic activity. However, in 2022, short term rates rose faster than long term rates to the point that the yield curve inverted for much of the final two quarters of 2022. This sort of phenomenon-where short term rates rise more strongly and rapidly than long-term rates can follow-is relatively common.

It is unclear when long term rates are likely to catch up. Many external factors may interfere with the effects of these plans or cause them to be changed, sometimes quickly. Such factors include significant economic trends or events as well as significant international monetary policies and events. These economic strategies have had, and will continue to have, a significant impact on our business and on many of our customers. As exemplified by the 2023 bank failures in the U.S., such strategies also can affect the U.S. and world-wide financial systems in ways that may be difficult to predict.

Adverse developments affecting the financial services industry, such as the 2023 bank failures or concerns involving liquidity, may have a material adverse effect on our operations.

The high-profile bank failures in 2023 involving Silicon Valley Bank, Signature Bank, and First Republic Bank caused general uncertainty and concern regarding the liquidity adequacy of the banking sector. Although we were not directly affected by these bank failures, the resulting speed and ease in which news, including social media commentary, led depositors to withdraw or attempt to withdraw their funds from these and other financial institutions, which then caused the stock prices of many financial institutions to become volatile. Additional bank failures could have an adverse effect on our financial condition and results of operations, either directly or through an adverse impact on certain of our customers. In response to these bank failures and the resulting market reaction, the Secretary of the Treasury approved actions enabling the FDIC to complete its resolutions of the failed banks in a manner that fully protects depositors by utilizing the Deposit

Insurance Fund, including the use of Bridge Banks to assume all of the deposit obligations of the failed banks, while leaving unsecured lenders and equity holders of such institutions exposed to losses. With the risk of any additional bank failures, we may face the potential for reputational risk, deposit outflows, increased costs and competition for liquidity, and increased credit risk which, individually or in the aggregate, could have a material adverse effect on our business, financial condition and results of operations.

Higher FDIC deposit insurance premiums and assessments could adversely affect our financial condition.

Our deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC and are subject to deposit insurance assessments to maintain deposit insurance. As an FDIC-insured institution, we are required to pay quarterly deposit insurance premium assessments to the FDIC. Although we cannot predict what the insurance assessment rates will be in the future, either deterioration in our risk-based capital ratios or adjustments to the base assessment rates could have a material adverse impact on our business, financial condition, results of operations, and cash flows.

We could experience a loss due to competition with other financial institutions or nonbank companies.

We face substantial competition in all areas of our operations from a variety of different competitors, both within and beyond our principal markets, many of which are larger and may have more financial resources. Such competitors primarily include national, regional, community, and internet banks within the various markets in which we operate. We also face competition from many other types of financial institutions, including, without limitation, savings and loans, credit unions, finance companies, brokerage firms, insurance companies, and other financial intermediaries. The financial services industry could become even more competitive as a result of legislative and regulatory changes and continued consolidation. In addition, as customer preferences and expectations continue to evolve, technology has lowered barriers to entry and made it possible for banks to offer products and services in more areas in which they do not have a physical location and for nonbanks, such as FinTech companies, to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Banks, securities firms, and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting), and merchant banking. Many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services than we can.

Our ability to compete successfully depends on a number of factors, including, among other things:
- our ability to develop, maintain, and build upon long-term customer relationships based on top quality service, high ethical standards, and safe, sound assets;
- our ability to expand our market position;
- the scope, relevance, and pricing of the products and services we offer to meet our customers' needs and demands;
- the rate at which we introduce new products and services relative to our competitors;
- customer satisfaction with our level of service; and
- industry and general economic trends.

Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

We may be adversely affected by the soundness of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by the bank cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to the bank. Any such losses could have a material adverse effect on our financial condition and results of operations.

Failure to keep pace with technological change could adversely affect our business.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. In addition, we depend on internal and outsourced technology to support all aspects of our business operations. Failure to successfully keep pace with technological changes could have a material adverse impact on our business, financial condition, and results of operations.

New lines of business or new products and services may subject us to additional risk.

From time to time, we may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business and/or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business and/or new products or services could have a material adverse effect on our business, financial condition, and results of operations.

Consumers may decide not to use banks to complete their financial transactions.

Technology and other changes are allowing parties to complete financial transactions through alternative methods that historically have involved banks. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds or general-purpose reloadable prepaid cards. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost of deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

We use brokered deposits which may be an unstable and/or expensive deposit source to fund earning asset growth.

We use brokered deposits as a source of funding to support our asset growth, to augment deposits generated from our branch network and to assist in the management of our interest rate risk. We have established policies and procedures with respect to the use of brokered deposits, which require, among other things, that (i) we limit the amount of brokered deposits as a percentage of total deposits, and (ii) our Asset/Liability Committee of the board of directors and our board of directors monitor our use of brokered deposits on a regular basis, including interest rates and the total volume of such deposits in relation to our total deposits. In the event that our funding strategies call for the use of additional brokered deposits, there can be no assurance that such sources will be available, or will remain available, or that the cost of such funding sources will be reasonable. Additionally, if the Bank is no longer considered well capitalized, our ability to access new brokered deposits or retain existing brokered deposits could be affected by market conditions, regulatory requirements or a combination thereof, which could result in most, if not all, brokered deposit sources being unavailable. The inability to utilize brokered deposits as a source of funding could have an adverse effect on our financial position, results of operations and liquidity.

Further, if, as a result of competitive pressures, market interest rates, alternative investment opportunities that present more attractive returns to customers, general economic conditions or other events, the balance of our deposits decreases relative to our overall banking operations, we may need to rely more heavily on wholesale or other sources of external funding, or may have to increase deposit rates to maintain deposit levels in the future. Any such increased reliance on wholesale funding, or increases in funding rates in general, could have a negative impact on our net interest income and, consequently, on our results of operations and financial condition.

Our ability to obtain brokered deposits as an additional funding source could be limited.

We had $48.1 million, or 3.2% of total deposits in brokered deposit accounts, at December 31, 2023 and no brokered deposit accounts at December 31, 2022. We have obtained brokered certificates of deposit when obtaining them allowed us to extend the maturities of our deposits at favorable rates compared to borrowing funds with similar maturities or when we are seeking to extend the maturities of our funding to assist in the management of our interest rate risk. Unlike non-brokered certificates of deposit where the deposit amount can be withdrawn with a penalty for any reason, including increasing interest rates, a brokered certificate of deposit can only be withdrawn in the event of the death or court declared mental incompetence of the depositor. This allows us to better manage the maturity of our deposits and our interest rate risk.

The FDIC has promulgated regulations implementing limitations on brokered deposits. Under the regulations, well capitalized institutions, such as the Bank, are not subject to brokered deposit limitations, while adequately capitalized institutions are able to accept, renew or roll over brokered deposits only with a waiver from the FDIC and subject to restrictions on the interest rate that can be paid on such deposits. Undercapitalized institutions are not permitted to accept brokered deposits. Should our capital ratios decline, this could limit our ability to replace brokered deposits when they mature. At December 31, 2023, the Bank met or exceeded all applicable requirements to be deemed "well capitalized" for purposes of these regulations. However, there can be no assurance that the Bank will continue to meet those requirements. Limitations on the Bank's ability to accept brokered deposits for any reason (including regulatory limitations on the amount of brokered deposits in total or as a percentage of total deposits) in the future could materially adversely impact our funding costs and liquidity.

Risks Related to Our Strategy

We may be adversely affected by risks associated with future mergers and acquisitions, including execution risk, which could disrupt our business and dilute shareholder value.

From time to time, we may seek to acquire other financial institutions or parts of those institutions. We may also expand into new markets, like we did in York County, South Carolina in 2022, or lines of business or offer new products or services. These activities would involve a number of risks, including:

- the potential inaccuracy of the estimates and judgments used to evaluate credit, operations, management, and market risks with respect to a target institution;

- regulatory approvals could be delayed, impeded, restrictively conditioned, or denied due to existing or new regulatory issues we have, or may have, with regulatory agencies, including, without limitation, issues related to anti-money laundering/Bank Secrecy Act compliance, fair lending laws, fair housing laws, consumer protection laws, unfair, deceptive, or abusive acts or practices regulations, CRA issues, and other similar laws and regulations;

- the time and costs of evaluating new markets, hiring or retaining experienced local management, including those from competitors, and opening new offices and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;
- difficulty or unanticipated expense associated with converting the operating systems of the acquired or merged company;
- the incurrence and possible impairment of goodwill and other intangible assets associated with an acquisition or merger and possible adverse effects on our results of operations; and
- the risk of loss of key employees and customers of the Company or the acquired or merged company.

If we do not successfully manage these risks, our merger and acquisition activities could have a material adverse effect on our business, financial condition, and results of operations, including short-term and long-term liquidity, and our ability to successfully implement our strategic plan.

We may be exposed to difficulties in combining the operations of acquired businesses into our own operations, which may prevent us from achieving the expected benefits from our acquisition activities.

We may not be able to fully achieve the strategic objectives and operating efficiencies that we anticipate in our acquisition activities. Inherent uncertainties exist in integrating the operations of an acquired business. In addition, the markets and industries in which we and our potential acquisition targets operate are highly competitive. We may lose customers or the customers of acquired entities as a result of an acquisition. We also may lose key personnel from the acquired entity as a result of an acquisition. We may not discover all known and unknown factors when examining a company for acquisition during the due diligence period. These factors could produce unintended and unexpected consequences. Undiscovered factors as a result of acquisitions, pursued by non-related third party entities, could bring civil, criminal, and financial liabilities against us, our management, and the management of those entities acquired. These factors could contribute to us not achieving the expected benefits from acquisitions within desired time frames.

New or acquired banking office facilities and other facilities may not be profitable.

We may not be able to identify profitable locations for new banking offices. The costs to start up new banking offices or to acquire existing branches, and the additional costs to operate these facilities, may increase our non-interest expense and decrease our earnings in the short term.. It may be difficult to adequately and profitably manage our growth through the establishment or purchase of additional banking offices and we can provide no assurance that any such banking offices will successfully attract enough deposits to offset the expenses of their operation. In addition, any new or acquired banking offices will be subject to regulatory approval, and there can be no assurance that we will succeed in securing such approval.

Risks Related to Our Human Capital

We are dependent on key individuals, and the loss of one or more of these key individuals could curtail our growth and adversely affect our prospects.

Michael C. Crapps, our president and chief executive officer, and Mr. Nissen, the Bank's president and, effective July 1, 2024, also the Bank's chief executive officer, each have extensive and long-standing ties within our primary market area and substantial experience with our operations, and each has contributed significantly to our business. If we lose the services of Mr. Crapps or Mr. Nissen, each would be difficult to replace, and our business and development could be materially and adversely affected. Our success also depends, in part, on our continued ability to attract and retain experienced loan originators, as well as other management personnel. Competition for personnel is intense, and we may not be successful in attracting or retaining qualified personnel. Our failure to compete for these personnel, or the loss of the services of several of such key personnel, could adversely affect our business strategy and materially and adversely affect our business, results of operations, and financial condition.

Operational Risks

A failure in or breach of our operational or security systems or infrastructure, or those of our third party vendors and other service providers or other third parties, including as a result of cyber attacks, could disrupt our businesses, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs, and cause losses.

We rely heavily on communications and information systems to conduct our business. Information security risks for financial institutions such as ours have increased in recent years in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, and terrorists, activists, and other external parties. As customer, public, and regulatory expectations regarding operational and information security have increased, our operating systems and infrastructure must continue to be safeguarded and monitored for potential failures, disruptions, and breakdowns. Our business, financial, accounting, and data processing systems, or other operating systems and facilities may stop operating properly or become disabled or damaged as a result of a number of factors, including events that are wholly or partially beyond our control. For example, there could be electrical or telecommunication outages, natural disasters such as earthquakes, tornadoes, and hurricanes, disease pandemics, events arising from local or larger scale political or social matters, including terrorist acts, and as described below, cyber attacks.

As noted above, our business relies on our digital technologies, computer and email systems, software, and networks to conduct its operations. Although we have information security procedures and controls in place, our technologies, systems, networks, and our customers' devices may become the target of cyber attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of our or our customers' or other third parties' confidential information. Third parties with whom we do business or that facilitate our business activities, including financial intermediaries, or vendors that provide service or security solutions for our operations, and other unaffiliated third parties, could also be sources of operational and information security risk to us, including from breakdowns or failures of their own systems or capacity constraints.

While we have disaster recovery and other policies, plans and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. Our risk and exposure to these matters remains heightened because of the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of our controls, processes, and practices designed to protect our systems, computers, software, data, and networks from attack, damage or unauthorized access remain a focus for us. As threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate information security vulnerabilities. Disruptions or failures in the physical infrastructure or operating systems that support our businesses and clients, or cyber attacks or security breaches of the networks, systems or devices that our clients use to access our products and services could result in client attrition, regulatory fines, penalties or intervention, reputation damage, reimbursement or other compensation costs, and/or additional compliance costs, any of which could have a material effect on our results of operations or financial condition.

Our Information Systems May Experience Failure, Interruption or Breach in Security.

In the ordinary course of business, we rely on electronic communications and information systems to conduct our operations and to store sensitive data. Any failure, interruption or breach in security of these systems could result in significant disruption to our operations. Information security breaches and cybersecurity-related incidents include, but are not limited to, attempts to access information, including customer and company information, malicious code, computer viruses and denial of service attacks that could result in unauthorized access, theft, misuse, loss, release or destruction of data (including confidential customer information), account takeovers, unavailability of service or other events. These types of threats may derive from human error, fraud or malice on the part of external or internal parties or may result from accidental technological failure. Our technologies, systems, networks and software have been and continue to be subject to cybersecurity threats and attacks, which range from uncoordinated individual attempts to sophisticated and targeted measures directed at us. Any failures related to upgrades and maintenance of our technology and information systems could further increase our information and system security risk. Our increased use of cloud and other technologies also increases our risk of being subject to a cyber-attack. The risk of a security breach or disruption, particularly through cyber-attack or cyber-intrusion, has increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Our customers, employees and third parties that we do business with have been, and will continue to be, targeted by parties using fraudulent emails and other communications in attempts to misappropriate passwords, bank account information or other personal information or to introduce viruses or other malware programs to our information systems, the information systems of our merchants or third-party service providers and/or our customers' personal devices, which are beyond our security control systems. Though we endeavor to mitigate these threats through product improvements, use of encryption and authentication technology and customer and employee education, such cyber-attacks against us, our merchants, our third-party service providers and our customers remain a serious issue.

Although we make significant efforts to maintain the security and integrity of our information systems and have implemented various measures to manage the risks of a security breach or disruption, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging. Even well protected information, networks, systems and facilities remain potentially vulnerable to attempted security breaches or disruptions because the techniques used in such attempts are constantly evolving and generally are not recognized until launched against a target, and in some cases are designed not to be detected and, in fact, may not be detected. Accordingly, we may be unable to anticipate these techniques or to implement zero risk security barriers or other preventative measures, and thus it is virtually impossible for us to entirely mitigate this risk. Furthermore, in the event of a cyber-attack, we may be delayed in identifying or responding to the attack, which could increase the negative impact of the cyber-attack on our business, financial condition and results of operations. While we maintain specific "cyber" insurance coverage, which would apply in the event of various breach scenarios, the amount of coverage may not be adequate in any particular case. Furthermore, because cyber threat scenarios are inherently difficult to predict and can take many forms, some breaches may not be covered under our cyber insurance coverage. A security breach or other significant disruption of our information systems or those related to our customers, merchants or our third-party vendors, including as a result of cyber-attacks, could (i) disrupt the proper functioning of our networks and systems and therefore our operations and/or those of our customers; (ii) result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of confidential, sensitive or otherwise valuable information of ours or our customers; (iii) result in a violation of applicable privacy, data breach and other laws, subjecting us to additional regulatory scrutiny and exposing us to civil litigation, enforcement actions, governmental fines and possible financial liability; (iv) require significant management attention and resources to remedy the damages that result; or (v) harm our reputation or cause a decrease in the number of customers that choose to do business with us. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We are at risk of increased losses from fraud.

Criminals committing fraud increasingly are using more sophisticated techniques and in some cases are part of larger criminal rings, which allow them to be more effective. The fraudulent activity has taken many forms, ranging from check fraud, mechanical devices attached to ATM machines, social engineering and phishing attacks to obtain personal information or impersonation of our clients through the use of falsified or stolen credentials. Additionally, an individual or business entity may properly identify themselves, particularly when banking online, yet seek to establish a business relationship for the purpose of perpetrating fraud. Further, in addition to fraud committed against us, we may suffer losses as a result of fraudulent activity committed against third parties. Increased deployment of technologies, such as chip card technology, defray and reduce aspects of fraud; however, criminals are turning to other sources to steal personally identifiable information, such as unaffiliated healthcare providers and government entities, in order to impersonate the consumer to commit fraud. Many of these data compromises are widely reported in the media. As a result of the increased sophistication of fraud activity, we have increased our spending on systems and controls to detect and prevent fraud. This will result in continued ongoing investments in the future.

Nevertheless, these investments may prove insufficient and fraudulent activity could result in losses to us or our customers; loss of business and/or customers; damage to our reputation; the incurrence of additional expenses (including the cost of notification to consumers, credit monitoring and forensics, and fees and fines imposed by the card networks); disruption to our business; our inability to grow our online services or other businesses; additional regulatory scrutiny or penalties; or our exposure to civil litigation and possible financial liability any of which could have a material adverse effect on our business, financial condition and results of operations.

Our use of third party vendors and our other ongoing third party business relationships are subject to increasing regulatory requirements and attention.

We regularly use third party vendors as part of our business and have substantial ongoing business relationships with other third parties. These types of third party relationships are subject to increasingly demanding regulatory requirements and attention by our bank regulators. Recent regulation requires us to enhance our due diligence, ongoing monitoring and control over our third party vendors and other ongoing third party business relationships. We expect that our regulators will hold us responsible for deficiencies in our oversight and control of our third party relationships and in the performance of the parties with which we have these relationships. As a result, if our regulators conclude that we have not exercised adequate oversight and control over our third party vendors or other ongoing third party business relationships or that such third parties have not performed appropriately, we could be subject to enforcement actions, including civil money penalties or other administrative or judicial penalties or fines as well as requirements for customer remediation, any of which could have a material adverse effect on our business, financial condition or results of operations.

Negative public opinion surrounding the Bank and the financial institutions industry generally could damage our reputation and adversely impact our earnings.

Reputation risk, or the risk to our business, earnings and capital from negative public opinion surrounding the Bank and the financial institutions industry generally, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance, mergers and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to keep and attract clients and employees, could impair the confidence of our investors, counterparties and business partners and can affect our ability to effect transactions and can expose us to litigation and regulatory action. Although we take steps to minimize reputation risk, this risk will always be present given the nature of our business.

Legal, Accounting, Regulatory and Compliance Risks

We are subject to extensive regulation that could restrict our activities, have an adverse impact on our operations, and impose financial requirements or limitations on the conduct of our business.

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various regulatory agencies. We are subject to Federal Reserve regulation. The Bank is subject to extensive regulation, supervision, and examination by our primary federal regulator, the FDIC, the regulating authority that insures customer deposits; and by our state regulator, the S.C. Board. Also, as a member of the Federal Home Loan Bank (the "FHLB"), the Bank must comply with applicable regulations of the Federal Housing Finance Board and the FHLB. Regulation by these agencies is intended primarily for the protection of our depositors and the deposit insurance fund and not for the benefit of our shareholders. The Bank's activities are also regulated under consumer protection laws applicable to our lending, deposit, and other activities. A sufficient claim against us under these laws could have a material adverse effect on our results of operations.

Failure to comply with laws, regulations or policies could also result in heightened regulatory scrutiny and in sanctions by regulatory agencies (such as a memorandum of understanding, a written supervisory agreement or a cease and desist order), civil money penalties and/or reputation damage. Any of these consequences could restrict our ability to expand our business or could require us to raise additional capital or sell assets on terms that are not advantageous to us or our shareholders and could have a material adverse effect on our business, financial condition, and results of operations. While we have policies and procedures designed to prevent any such violations, such violations may occur despite our best efforts.

Federal, state, and local consumer lending laws may restrict our ability to originate certain mortgage loans or increase our risk of liability with respect to such loans and could increase our cost of doing business.

Federal, state, and local laws have been adopted that are intended to eliminate certain lending practices considered "predatory." These laws prohibit practices such as steering borrowers away from more affordable products, selling unnecessary insurance to borrowers, repeatedly refinancing loans and making loans without a reasonable expectation that the borrowers will be able to repay the loans irrespective of the value of the underlying property. Loans with certain terms and conditions and that otherwise meet the definition of a "qualified mortgage" may be protected from liability to a borrower for failing to make the necessary determinations. In either case, we may find it necessary to tighten our mortgage loan underwriting standards in response to the CFPB rules, which may constrain our ability to make loans consistent with our business strategies. It is our policy not to make predatory loans and to determine borrowers' ability to repay, but the law and related rules create the potential for increased liability with respect to our lending and loan investment activities. They increase our cost of doing business and, ultimately, may prevent us from making certain loans and cause us to reduce the average percentage rate or the points and fees on loans that we do make.

We are subject to federal and state fair lending laws, and failure to comply with these laws could lead to material penalties.

Federal and state fair lending laws and regulations, such as the Equal Credit Opportunity Act and the Fair Housing Act, impose nondiscriminatory lending requirements on financial institutions. The DOJ, CFPB and other federal and state agencies are responsible for enforcing these laws and regulations. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. A successful challenge to our performance under the fair lending laws and regulations could adversely impact our rating under the CRA and result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on merger and acquisition activity and restrictions on expansion activity, which could negatively impact our reputation, business, financial condition, and results of operations.

Changes in accounting standards could materially affect our financial statements.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. From time to time, FASB, the SEC and our regulators change the financial accounting and reporting standards, or the interpretation thereof, and guidance that govern the preparation and disclosure of external financial statements. Such changes are beyond our control, can be hard to predict and could materially impact how we report and disclose our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retrospectively, or apply an existing standard differently, also retrospectively, which could potentially result in a need to revise or restate prior period financial statements.

The Federal Reserve may require us to commit capital resources to support the Bank.

The Federal Reserve requires a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. Under the "source of strength" doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. In addition, the Dodd-Frank Act directs the federal bank regulators to require that all companies that directly or indirectly control an insured depository institution serve as a source of strength for the institution. Under these requirements, in the future, we could be required to provide financial assistance to our Bank if the Bank experiences financial distress.

A capital injection may be required at times when we do not have the resources to provide it, and therefore we may be required to borrow the funds. In the event of a bank holding company's bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company's general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the holding company in order to make the required capital injection becomes more difficult and expensive and will adversely impact the holding company's cash flows, financial condition, results of operations and prospects.

We face risks related to the adoption of future legislation and potential changes in federal regulatory agency leadership, policies, and priorities.

In 2023, Republicans gained control of the U.S. House of Representatives, while Democrats retained control of the U.S. Senate. However slim the majorities, though, the net result was a split Congress, which in the past leads to less sweeping policy changes. Congressional committees with jurisdiction over the banking sector have pursued oversight and legislative initiatives in a variety of areas, including addressing climate-related risks, promoting diversity and equality within the banking industry and addressing other Environmental, Social, and Governance matters, improving competition in the banking sector and enhancing oversight of bank mergers and acquisitions, establishing a regulatory framework for digital assets and markets, and oversight of any pandemic response and economic recovery. The prospects for the enactment of major banking reform legislation remains unclear.

Moreover, the turnover of the presidential administration in 2020 resulted in certain changes in the leadership and senior staffs of the federal banking agencies, the CFPB, CFTC, SEC, and the Treasury Department, with certain significant leadership positions yet to be permanently filled, including the Comptroller of the Currency. These changes have impacted the rulemaking, supervision, examination and enforcement priorities and policies of the agencies and likely will continue to do so over the next several years. The potential impact of the 2024 election on any additional changes in agency personnel, policies, and priorities on the financial services sector, including the Company and the Bank, cannot be predicted at this time. Regulations and laws may be modified at any time, and new legislation may be enacted that will affect us. Any future changes in federal and state laws and regulations, as well as the interpretation and implementation of such laws and regulations, could affect us in substantial and unpredictable ways, including those listed above or other ways that could have a material adverse effect on our business, financial condition, or results of operations.

We are party to various claims and lawsuits incidental to our business. Litigation is subject to many uncertainties such that the expenses and ultimate exposure with respect to many of these matters cannot be ascertained.

From time to time, we, our directors, and our management are or may be the subject of various claims and legal actions by customers, employees, shareholders and others. Whether such claims and legal actions are legitimate or unfounded, if such claims and legal actions are not resolved in our favor, they may result in significant financial liability and/or adversely affect the market perception of us and our products and services as well as impact customer demand for those products and services. In light of the potential cost, reputational damage and uncertainty involved in litigation, we have in the past and may in the future settle matters even when we believe we have a meritorious defense. Certain claims may seek injunctive relief, which could disrupt the ordinary conduct of our business and operations or increase our cost of doing business. Our insurance or indemnities may not cover all claims that may be asserted against us. Any judgments or settlements in any pending litigation or future claims, litigation or investigation could have a material adverse effect on our business, reputation, financial condition, and results of operations.

From time to time, we are, or may become, involved in suits, legal proceedings, information-gatherings, investigations and proceedings by governmental and self-regulatory agencies that may lead to adverse consequences.

Many aspects of the banking business involve a substantial risk of legal liability. From time to time, we are, or may become, the subject of information-gathering requests, reviews, investigations and proceedings, and other forms of regulatory inquiry, including by bank regulatory agencies, self-regulatory agencies, the SEC and law enforcement authorities. The results of such proceedings could lead to significant civil or criminal penalties, including monetary penalties, damages, adverse judgements, settlements, fines, injunctions, restrictions on the way we conduct our business or reputational harm.

We could be adversely affected by changes in tax laws and regulations or the interpretations of such laws and regulations.

We are subject to the income tax laws of the U.S., and its states and municipalities in which we do business. These tax laws are complex and may be subject to different interpretations. We must make judgments and interpretations about the application of these inherently complex tax laws when determining our provision for income taxes, our deferred tax assets (DTAs) and liabilities, and our valuation allowance. Changes to the tax laws, administrative rulings or court decisions could increase our provision for income taxes and reduce our net income. In addition, our ability to continue to record our DTAs is dependent on our ability to realize their value through future projected earnings. Future changes in tax laws or regulations could adversely affect our ability to record our DTAs. Loss of part or all of our DTAs would have a material adverse effect on our financial condition and results of operations.

Our ability to realize deferred tax assets may be reduced, which may adversely impact our results of operations.

Deferred tax assets are reported as assets on our balance sheet and represent the decrease in taxes expected to be paid in the future because of net operating losses ("NOLs") and tax credit carryforwards and because of future reversals of temporary differences in the bases of assets and liabilities as measured by enacted tax laws and their bases as reported in the financial statements. As of December 31, 2023, we had net deferred tax assets of $11.0 million. Realization of deferred tax assets is dependent upon the generation of sufficient future taxable income during the periods in which existing deferred tax assets are expected to become deductible for federal income tax purposes. Based on projections of future taxable income in periods in which deferred tax assets are expected to become deductible, management determined that the realization of our net deferred tax asset was more likely than not. As a result, we did not recognize a valuation allowance on our net deferred tax asset as of December 31, 2023. If it becomes more likely than not that some portion or the entire deferred tax asset will not be realized, a valuation allowance must be recognized. Our deferred tax asset may be further reduced in the future if estimates of future income or our tax planning strategies do not support the amount of the deferred tax assets. Charges to establish a valuation allowance with respect to our deferred tax asset could have a material adverse effect on our financial condition and results of operations.

Risks Related to an Investment in Our Common Stock

Our ability to pay cash dividends is limited, and we may be unable to pay future dividends even if we desire to do so.

The Federal Reserve has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. The Federal Reserve's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. In addition, under the prompt corrective action regulations, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect our ability to pay dividends or otherwise engage in capital distributions.

Our ability to pay cash dividends may be limited by regulatory restrictions, by our Bank's ability to pay cash dividends to the Company and by our need to maintain sufficient capital to support our operations. As a South Carolina-chartered bank, the Bank is subject to limitations on the amount of dividends that it is permitted to pay. Unless otherwise instructed by the S.C. Board, the Bank is generally permitted under South Carolina state banking regulations to pay cash dividends of up to 100% of net income in any calendar year without obtaining the prior approval of the S.C. Board. If our Bank is not permitted to pay cash dividends to us, it is unlikely that we would be able to pay cash dividends on our common stock. Moreover, holders of our common stock are entitled to receive dividends only when, and if declared by our board of directors. Although we have historically paid cash dividends on our common stock, we are not required to do so and our board of directors could reduce or eliminate our common stock dividend in the future.

Our stock price may be volatile, which could result in losses to our investors and litigation against us.

Our stock price has been volatile in the past and several factors could cause the price to fluctuate substantially in the future. These factors include but are not limited to: actual or anticipated variations in earnings, changes in analysts' recommendations or projections, our announcement of developments related to our businesses, operations and stock performance of other companies deemed to be peers, new technology used or services offered by traditional and non-traditional competitors, news reports of trends, irrational exuberance on the part of investors, new federal banking regulations, and other issues related to the financial services industry. Our stock price may fluctuate significantly in the future, and these fluctuations may be unrelated to our performance. General market declines or market volatility in the future, especially in the financial institutions sector, could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices. Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. Moreover, in the past, securities class action lawsuits have been instituted against some companies following periods of volatility in the market price of its securities. We could in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources from our normal business.

Future sales of our stock by our shareholders or the perception that those sales could occur may cause our stock price to decline.

Although our common stock is listed for trading on The NASDAQ Capital Market, the trading volume in our common stock is lower than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity, and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the relatively low trading volume of our common stock, significant sales of our common stock in the public market, or the perception that those sales may occur, could cause the trading price of our common stock to decline or to be lower than it otherwise might be in the absence of those sales or perceptions.

Economic and other circumstances may require us to raise capital at times or in amounts that are unfavorable to us. If we have to issue shares of common stock, they will dilute the percentage ownership interest of existing shareholders and may dilute the book value per share of our common stock and adversely affect the terms on which we may obtain additional capital.

We may need to incur additional debt or equity financing in the future to make strategic acquisitions or investments or to strengthen our capital position. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control and our financial performance. We cannot provide assurance that such financing will be available to us on acceptable terms or at all, or if we do raise additional capital that it will not be dilutive to existing shareholders.

If we determine, for any reason, that we need to raise capital, subject to applicable NASDAQ rules, our board generally has the authority, without action by or vote of the shareholders, to issue all or part of any authorized but unissued shares of stock for any corporate purpose, including issuance of equity-based incentives under or outside of our equity compensation plans. Additionally, we are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. The market price of our common stock could decline as a result of sales by us of a large number of shares of common stock or preferred stock or similar securities in the market or from the perception that such sales could occur. If we issue preferred stock that has a preference over the common stock with respect to the payment of dividends or upon liquidation, dissolution or winding-up, or if we issue preferred stock with voting rights that dilute the voting power of the common stock, the rights of holders of the common stock or the market price of our common stock could be adversely affected. Any issuance of additional shares of stock will dilute the percentage ownership interest of our shareholders and may dilute the book value per share of our common stock. Shares we issue in connection with any such offering will increase the total number of shares and may dilute the economic and voting ownership interest of our existing shareholders.

Provisions of our articles of incorporation and bylaws, South Carolina law, and state and federal banking regulations, could delay or prevent a takeover by a third party.

Our articles of incorporation and bylaws could delay, defer, or prevent a third party takeover, despite possible benefit to the shareholders, or otherwise adversely affect the price of our common stock. Our governing documents:

- authorize a class of preferred stock that may be issued in series with terms, including voting rights, established by the board of directors without shareholder approval;
- authorize 20,000,000 shares of common stock and 10,000,000 shares of preferred stock that may be issued by the board of directors without shareholder approval;
- classify our board with staggered three-year terms, preventing a change in a majority of the board at any annual meeting;
- require advance notice of proposed nominations for election to the board of directors and business to be conducted at a shareholder meeting;
- grant the board of directors the discretion, when considering whether a proposed merger or similar transaction is in the best interests of the Company and our shareholders, to take into account the effect of the transaction on our employees, clients and suppliers and upon the communities in which we are located, to the extent permitted by South Carolina law;
- provide that the number of directors shall be fixed from time to time by resolution adopted by a majority of the directors then in office, but may not consist of fewer than nine nor more than 25 members; and
- provide that no individual who is or becomes a "business competitor" or who is or becomes affiliated with, employed by, or a representative of any individual, corporation, or other entity which the board of directors, after having such matter formally brought to its attention, determines to be in competition with us or any of our subsidiaries (any such individual, corporation, or other entity being a "business competitor") shall be eligible to serve as a director if the board of directors determines that it would not be in our best interests for such individual to serve as a director (any financial institution having branches or affiliates within the counties in which we operate is presumed to be a business competitor unless the board of directors determines otherwise).

In addition, the South Carolina business combinations statute provides that a 10% or greater shareholder of a resident domestic corporation cannot engage in a "business combination" (as defined in the statute) with such corporation for a period of two years following the date on which the 10% shareholder became such, unless the business combination or the acquisition of shares is approved by a majority of the disinterested members of such corporation's board of directors before the 10% shareholder's share acquisition date. This statute further provides that at no time (even after the two-year period subsequent to such share acquisition date) may the 10% shareholder engage in a business combination with the relevant corporation unless certain approvals of the board of directors or disinterested shareholders are obtained or unless the consideration given in the combination meets certain minimum standards set forth in the statute. The law is very broad in its scope and is designed to inhibit unfriendly acquisitions, but it does not apply to corporations whose articles of incorporation contain a provision electing not to be covered by the law. Our articles of incorporation do not contain such a provision. An amendment of our articles of incorporation to that effect would, however, permit a business combination with an interested shareholder even though such status was obtained prior to the amendment.

Finally, the Change in Bank Control Act and the Bank Holding Company Act generally require filings and approvals prior to certain transactions that would result in a party acquiring control of the Company or the Bank.

An investment in our common stock is not an insured deposit.

Our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. An investment in our common stock is inherently risky for the reasons described in this "Risk Factors" section and elsewhere in this report and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our common stock, you may lose some or all of your investment.

General Risk Factors

Increasing scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks.

Companies are facing increasing scrutiny from customers, regulators, investors, and other stakeholders related to their environmental, social and governance ("ESG") practices and disclosure. Investor advocacy groups, investment funds and influential investors are also increasingly focused on these practices, especially as they relate to the environment, health and safety, diversity, labor conditions and human rights. Increased ESG related compliance costs could result in increases to our overall operational costs. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain partners, and our stock price. New government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure. Additionally, concerns over the long-term impacts of climate change have led and will continue to lead to governmental efforts around the world to mitigate those impacts. Consumers and businesses also may change their behavior on their own as a result of these concerns. We and our customers will need to respond to new laws and regulations as well as consumer and business preferences resulting from climate change concerns. We and our customers may face cost increases, asset value reductions, operating process changes, among other impacts. The impact on our customers will likely vary depending on their specific attributes, including reliance on or role in carbon intensive activities. In addition, we could face reductions in creditworthiness on the part of some customers or in the value of assets securing loans. Our efforts to take these risks into account in making lending and other decisions may not be effective in protecting us from the negative impact of new laws and regulations or changes in consumer or business behavior.

Climate change could have a material adverse impact on us and our customers.

We are exposed to risks of physical impacts of climate change and risks arising from the process of transitioning to a less carbon-dependent economy. Climate change-related physical risks include increased severity and frequency of adverse weather events, such as extreme storms and flooding, and longer-term shifts in climate patterns, such as rising temperatures and sea levels and changes in precipitation amount and distribution. Such physical risks may have adverse impacts on us, both directly on our business operations and as a result of impacts on our borrowers and counterparties, such as declines in the value of loans, investments, real estate and other assets, disruptions in business operations and economic activity, including supply chains, and market volatility.

Transition risks include changes in regulations, market preferences and technologies toward a less carbon-dependent economy. The possible adverse impacts of transition risks include asset devaluations, increased operational and compliance costs, and an inability to meet regulatory or market expectations. For example, we may become subject to new or heightened regulatory requirements and stakeholder expectations regarding climate change, including those relating operational resiliency, disclosure, and financial reporting. The risks associated with climate change are rapidly changing and evolving, making them difficult to assess due to limited data and other uncertainties. We could experience increased expenses resulting from strategic planning, litigation, and technology and market changes, and reputational harm as a result of negative public sentiment, regulatory scrutiny, and reduced investor and stakeholder confidence due to our response to climate change and our climate change strategy, which, in turn, could have a material negative impact on our business, results of operations, and financial condition.

Our historical operating results may not be indicative of our future operating results.

We may not be able to sustain our historical rate of growth, and, consequently, our historical results of operations will not necessarily be indicative of our future operations. Various factors, such as economic conditions, regulatory and legislative considerations, and competition, may also impede our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected because a high percentage of our operating costs are fixed expenses.

A downgrade of the U.S. credit rating could negatively impact our business, results of operations and financial condition.

In August 2011, Standard & Poor's Ratings Services lowered its long-term sovereign credit rating on the U.S. from "AAA" to "AA+". Furthermore, in August 2023, Fitch Ratings downgraded its long-term credit rating on the U.S. from "AAA" to "AA+". If U.S. debt ceiling, budget deficit or debt concerns, domestic or international economic or political concerns, or other factors were to result in further downgrades to the U.S. government's sovereign credit rating or its perceived creditworthiness, it could adversely affect the U.S. and global financial markets and economic conditions by creating financial turmoil and uncertainty, which could weigh heavily on the global banking system. It is possible that any such impact could have a material adverse effect on our business, results of operations and financial condition.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 1C. Cybersecurity

Our risk management program is designed to identify, assess, and mitigate risks across various aspects of our company, including financial, operational, regulatory, reputational, and legal. Cybersecurity is a critical component of this program, given the increasing reliance on technology and potential for cyber threats. Our Information Security Officer has primary oversight of the cybersecurity component of the Bank's risk management program, together with our Director of Information Technology Infrastructure. Both of these individuals are key members of senior management, reporting directly to the Chief Operations/Chief Risk Officer and as discussed below, periodically to the Audit & Compliance Committee of our board of directors.

Our objective for managing cybersecurity risk is to avoid or minimize the impacts of external threat events or other efforts to penetrate, disrupt or misuse our systems or information. The structure of our information security program is designed around the National Institute of Standards and Technology ("NIST") Cybersecurity Framework, regulatory guidance, and other industry standards. In addition, we leverage certain industry and government associations, third-party benchmarking, audits, and threat intelligence feeds to facilitate and promote program effectiveness. Our Information Security Officer and Director of Information Technology Infrastructure and Chief Operations/Chief Risk Officer along with other key members of management regularly collaborate with expert resources, industry groups, and regulators to discuss cybersecurity trends and issues and identify best practices. The information security program is periodically reviewed and reported upon to the Audit & Compliance Committee of the Board with the goal of addressing changing threats, risks, and conditions.

We employ an in-depth, layered, defensive strategy that embraces a "trust by design" philosophy when designing new products, services, and technology. We leverage people, processes, and technology as part of our efforts to manage and maintain cybersecurity controls. We also employ a variety of preventative, detective and corrective controls/tools designed to monitor, block, and provide alerts regarding suspicious activity, as well as to report on suspected advanced persistent threats. We have established processes and systems designed to mitigate cyber risk, including regular and ongoing education and training, preparedness simulations, tabletop exercises, and recovery and resilience tests. We engage in regular assessments of our infrastructure, software systems, and network architecture, using internal cybersecurity measures and third-party specialists. We also maintain a third-party risk management program designed to identify, assess, and manage risks, including cybersecurity risks, associated with external service providers and our supply chain. We actively monitor our email gateways for malicious phishing email campaigns and monitor remote connections. We leverage internal and external auditors and independent external partners to periodically review our processes, systems, and controls, including with respect to our information security program, to assess their design and operating effectiveness and make recommendations to strengthen our risk management program.

We maintain an Incident Response Program that provides a documented framework for responding to actual or potential cybersecurity incidents, including timely notification of and escalation to the appropriate executive officers, Board-approved committees, regulators, law enforcement and the Audit & Compliance Committee of our board of directors. The Incident Response Plan is coordinated through the Information Security Officer and key members of management are embedded into the Plan by its design. The Incident Response Plan facilitates coordination across multiple parts of our organization and is evaluated at least annually.

Notwithstanding our defensive measures and processes, the threat posed by cyber attacks is severe. Our internal systems, processes, and controls are designed to mitigate loss from cyber attacks. To date, cybersecurity threats have not materially affected our company, but we remain diligent, nonetheless. For further discussion of risks from cybersecurity threats, see the section captioned "Our Information Systems May Experience Failure, Interruption or Breach in Security" in Item 1A. Risk Factors.

Governance

Our Information Security Officer is accountable for oversight, risk assessment and reporting on our information security program, leveraging the Director of Information Technology Infrastructure and other resources as needed. Responsibilities include cybersecurity risk assessment, defense operations, incident response, vulnerability assessment, threat intelligence, identity access governance, third-party risk management, board training, employee training, and business resilience. The foregoing responsibilities are covered on a day-to-day basis by a first line of defense function, and our second line of defense function, including the Information Security Officer, provides guidance, oversight, monitoring and challenge of the first line's activities. The second line of defense function is separated from the first line of defense function through organizational structure and ultimately reports directly to the board of directors with a functional reporting line to the Chief Operations/Risk Officer. Both the first line of defense and the second line of defense are subject to experience and professional education requirements. In particular, our Information Security Officer has substantial relevant expertise and formal training in the areas of information security and cybersecurity risk management. Our board of directors has approved management committees including the Information Technology Steering Committee, which focuses on technology impact and business impact. This committee provides oversight and governance of the technology program and the information security program. This committee is chaired jointly by the Information Security Officer and Director of Information Technology Infrastructure and made up of key departmental managers from throughout the entire company. Two executive leadership team members oversee this committee.

The Information Security Officer reports summaries of key issues, including significant cybersecurity and/or privacy incidents, to the Audit & Compliance Committee of our board of directors on a quarterly basis (or more frequently as may be required by the Incident Response Plan).The Audit & Compliance Committee of our board of directors is responsible for overseeing our information security and technology programs, including management's actions to identify, assess, mitigate, and remediate or prevent material cybersecurity issues and risks. Our Information Security Officer also provides quarterly reports to the Audit & Compliance Committee of our board of directors regarding the information security program and the technology program, key enterprise cybersecurity initiatives, and other matters relating to cybersecurity processes. The executive leadership team and the board of directors review and approve our information security and technology budgets and strategies annually.

Additionally, the Audit & Compliance Committee of our board of directors reviews our cyber security risk profile on a quarterly basis and provides a report to the full board of directors at no later than the next board meeting after their meetings.

Item 2. Properties.

Our principal place of business as well as the Bank's is located at 5455 Sunset Boulevard, Lexington, South Carolina 29072. In addition, we currently operate 22 full-service offices located in the South Carolina counties of Lexington County (6 offices), Richland County (4 offices), Newberry County (2 offices), Kershaw County (1 office), Aiken County (1 office), Greenville County (2 offices), Anderson County (1 office), Pickens County (1 office), York County (1 office), and in the Georgia counties of Richmond County (2 offices) and Columbia County (1 office). All of these properties are owned by the Bank except for the downtown Augusta, Georgia (Richmond County), Greenville, South Carolina, and York County, South Carolina full-service branch offices, which are leased by the Bank. Although the properties owned are generally considered adequate, we have a continuing program of modernization, expansion and, when necessary, occasional replacement of facilities. We intend to close one office in downtown Augusta, Georgia on June 27, 2024 and have provided the required notices to the FDIC and the S.C. Board

Item 3. Legal Proceedings.

In the ordinary course of operations, we may be a party to various legal proceedings from time to time. We do not believe that there is any pending or threatened proceeding against us, which, if determined adversely, would have a material effect on our business, results of operations, or financial condition.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters, and Issuer Purchases of Equity Securities.

As of February 29, 2024, there were approximately 1,776 shareholders of record of our common stock. Our common stock trades on The NASDAQ Capital Market under the trading symbol of "FCCO."

Quarterly Common Stock Price Ranges and Dividends

The following table sets forth the high and low sales price information as reported by NASDAQ for the periods indicated, and the dividends per share declared on our common stock in each such quarter. All information has been adjusted for any stock splits and stock dividends effected during the periods presented.

	High	Low	Dividends
2023			
Quarter ended March 31, 2023	$ 22.25	$ 18.30	$ 0.14
Quarter ended June 30, 2023	$ 21.50	$ 16.30	$ 0.14
Quarter ended September 30, 2023	$ 20.00	$ 16.77	$ 0.14
Quarter ended December 31, 2023	$ 22.00	$ 17.00	$ 0.14
2022			
Quarter ended March 31, 2022	$ 22.00	$ 20.00	$ 0.13
Quarter ended June 30, 2022	$ 21.36	$ 17.55	$ 0.13
Quarter ended September 30, 2022	$ 19.70	$ 17.25	$ 0.13
Quarter ended December 31, 2022	$ 22.00	$ 16.97	$ 0.13

Dividend Policy

We currently intend to continue to pay quarterly cash dividends on our common stock, subject to approval by our board of directors, although we may elect not to pay dividends or to change the amount of such dividends. The payment of dividends is a decision of our board of directors based upon then-existing circumstances, including our rate of growth, profitability, financial condition, existing and anticipated capital requirements, the amount of funds legally available for the payment of cash dividends, regulatory constraints and such other factors as the board determines relevant. The Company is a legal entity separate and distinct from the Bank. The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve's view that a bank holding company generally should pay cash dividends only to the extent that the holding company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company's capital needs, asset quality, and overall financial condition. The Federal Reserve has also indicated that a bank holding company should not maintain a level of cash dividends that places undue pressure on the capital of its bank subsidiaries, or that can be funded only through additional borrowings or other arrangements that undermine the bank holding company's ability to act as a source of strength.

The Company's ability to pay dividends is generally limited by the ability of the Bank to pay dividends to the Company. As a South Carolina-chartered bank, the Bank is subject to limitations on the amount of dividends that it is permitted to pay. Unless otherwise instructed by the S.C. Board, the Bank is generally permitted under South Carolina state banking regulations to pay cash dividends of up to 100% of net income in any calendar year without obtaining the prior approval of the S.C. Board. In addition, the Bank must maintain a capital conservation buffer, above its regulatory minimum capital requirements, consisting entirely of Common Equity Tier 1 capital, in order to avoid restrictions with respect to its payment of dividends to the Company.

Unregistered Sales of Equity Securities

Pursuant to our Amended and Restated Non-Employee Director Deferred Compensation Plan, non-employee directors may elect to defer all or any part of annual retainer fees payable in respect of the following calendar year to the director for his or her service on the board of directors or any committee of the board of directors. During the year, a number of deferred stock units are credited quarterly to the director's account equal to (i) the otherwise payable amount divided by (ii) the fair market value of a share of our common stock on the last trading day of such calendar quarter. In general, a director's vested account balance will be distributed in a lump sum of our common stock on the 30th day following the participants separation from service. During the year ended December 31, 2023, we credited an aggregate of 9,644 deferred stock units to accounts for directors who elected to defer monthly fees or annual retainer fees for 2023. These deferred stock units include dividend equivalents in the form of additional stock units. The deferred stock units were issued pursuant to an exemption from registration under the Securities Act of 1933 in reliance upon Section 4(a)(2) of the Securities Act of 1933.

Repurchases of Equity Securities

On April 20, 2022, we announced that our board of directors approved the repurchase of up to 375,000 shares of our common stock. No repurchases were made under the such repurchase plan before it expired at the market close on December 31, 2023.

Item 6. [Reserved].

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. We encourage you to read this discussion and analysis in conjunction with the financial statements and the related notes and the other statistical information also included in this Annual Report on Form 10-K.

Overview

We are headquartered in Lexington, South Carolina and serve as the bank holding company for the Bank. We engage in a general commercial and retail banking business characterized by personalized service and local decision making, emphasizing the banking needs of small to medium-sized businesses, professionals and individuals. We operate from our main office in Lexington, South Carolina, and our 22 full-service offices located in the South Carolina counties of Lexington County (6 offices), Richland County (4 offices), Newberry County (2 offices), Kershaw County (1 office), Aiken County (1 office), Greenville County (2 offices), Anderson County (1 office), Pickens County (1 office), and York County (1 office); and in the Georgia counties of Richmond County (2 offices) and Columbia County (1 office).

The following discussion describes our results of operations for 2023, as compared to 2022 and 2021, and also analyzes our financial condition as of December 31, 2023, as compared to December 31, 2022. Like most community banks, we derive most of our income from interest we receive on our loans and investments. A primary source of funds for making these loans and investments is our deposits, on which we pay interest. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits and borrowings.

We have included a number of tables to assist in our description of these measures. For example, the "Average Balances" table shows the average balance during 2023, 2022 and 2021 of each category of our assets and liabilities, as well as the yield we earned or the rate we paid with respect to each category. A review of this table shows that our loans typically provide higher interest yields than do other types of interest earning assets, which is why we intend to channel a substantial percentage of our earning assets into our loan portfolio. Similarly, the "Rate/Volume Analysis" table helps demonstrate the impact of changing interest rates and changing volume of assets and liabilities during the years shown. We also track the sensitivity of our various categories of assets and liabilities to changes in interest rates, and we have included a "Sensitivity Analysis Table" to help explain this. Finally, we have included a number of tables that provide detail about our investment securities, our loans, our deposits and our borrowings.

There are risks inherent in all loans, so we maintain an allowance for credit losses to absorb expected losses in 2023 and probable losses in 2022 and 2021 on existing loans that may become uncollectible. We establish and maintain this allowance by charging a provision for credit losses against our operating earnings. In the following section, we have included a detailed discussion of this process, as well as several tables describing our allowance for credit losses and the allocation of this allowance among our various categories of loans.

In addition to earning interest on our loans and investments, we earn income through fees and other expenses we charge to our customers. We describe the various components of this noninterest income, as well as our noninterest expense, in the following discussion. The discussion and analysis also identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. We encourage you to read this discussion and analysis in conjunction with the financial statements and the related notes and the other statistical information also included in this report.

Critical Accounting Estimates

We have adopted various accounting policies that govern the application of accounting principles generally accepted in the United States and with general practices within the banking industry in the preparation of our financial statements. Our significant accounting policies are described in the notes to our consolidated financial statements in this report.

Certain accounting policies inherently involve a greater reliance on the use of estimates, assumptions, and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported, which could have a material impact on the carrying values of our assets and liabilities and our results of operations. We consider these accounting policies and estimates to be critical accounting policies. We have identified the determination of the allowance for credit losses, income taxes and deferred tax assets and liabilities, goodwill and other intangible assets, and derivative instruments to be the accounting areas that require the most subjective or complex judgments and, as such, could be most subject to revision as new or additional information becomes available or circumstances change, including overall changes in the economic climate and/or market interest rates Therefore, management has reviewed and approved these critical accounting policies and estimates and has discussed these policies with our Audit and Compliance Committee.

Allowance for Credit Losses

As of January 1, 2023, we adopted Financial Accounting Standards Board ("FASB") Accounting Standard Update ("ASU") 2016-13 Financial Instruments—Credit Losses (Topic 326): *Measurement of Credit Losses on Financial Instruments* ("ASC 326"), which changed the methodology, accounting policies and inputs used in determining the allowance for credit losses ("ACL"). Refer to the "Application of New Accounting Guidance Adopted in 2023" section in Note 2 for more information about our CECL adoption and methodology. We believe the allowance for credit losses is the critical accounting policy that requires the most significant judgment and estimates used in preparation of our consolidated financial statements.

The allowance for credit losses represents our best estimate of credit losses on financial assets. The allowance for credit losses is assessed at least quarterly and adjustments are recorded in the provision for credit losses. These losses are estimated using historical loss rates and a projection of reasonable and supportable macroeconomic forecast, combined with additional qualitative factors. At December 31, 2023, we held an allowance for credit losses for our held-to-maturity investment securities, our loans held-for-investment and our unfunded commitments that are not unconditionally cancelable.

The allowance for credit losses represents an amount which we believe will be adequate to absorb expected losses (2023) and probable losses (2022 and 2021) on existing financial assets that may become uncollectible. Our judgment as to the adequacy of the allowance for credit losses is based on assumptions about future events, which we believe to be reasonable, but which may or may not prove to be accurate. There can be no assurance that charge-offs of financial assets in future periods will not exceed the allowance for credit losses as estimated at any point in time or that provisions for credit losses will not be significant to a particular accounting period.

The allowance for credit losses represents management's best estimate for our expected losses at December 31, 2023 and probable losses at December 31, 2022 and 2021, but significant downturns in circumstances relating to asset quality and economic conditions could result in a requirement for additional allowance for credit losses. Likewise, an upturn in asset quality and improved economic conditions may allow a reduction in the required allowance for credit losses. In either instance, unanticipated changes could have a significant impact on results of operations. In addition, regulatory agencies, as an integral part of their examination process, periodically review our allowance for credit losses. Such agencies may require us to recognize additions to the allowance for credit losses based on their judgments about information available to them at the time of their examination.

Income Taxes, Deferred Tax Assets, and Deferred Tax Liabilities

We are subject to the income tax laws of the U.S., its states, and the municipalities in which we operate. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant government taxing authorities.

Income taxes are provided for the tax effects of the transactions reported in our consolidated financial statements and consist of taxes currently due plus deferred taxes related to differences between the tax basis and accounting basis of certain assets and liabilities, including available-for-sale securities, allowance for credit losses, write-downs of OREO properties, write-downs on premises held-for-sale, accumulated depreciation, net operating loss carry forwards, accretion income, deferred compensation, intangible assets, and pension plan and post-retirement benefits. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. A valuation allowance is recorded when it is "more likely than not" that a deferred tax asset will not be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

In establishing our provision for income taxes, our deferred tax assets and liabilities, and our valuation allowance, we must make judgments and interpretations about the application of these inherently complex tax laws. We must also make estimates about when in the future certain items will affect taxable income in the various tax jurisdictions. Disputes over interpretations of the tax laws may be subject to review/adjudication by the court systems of the various tax jurisdictions or may be settled with the taxing authority upon examination or audit. Although we believe that the judgments and estimates used are reasonable, and we believe our estimates have been reasonably accurate, actual results could differ, and we may be exposed to losses or gains that could be material. To the extent we prevail in matters for which reserves have been established, or are required to pay amounts in excess of our reserves, our effective income tax rate in a given financial statement period could be materially affected. An unfavorable tax settlement would result in an increase in our effective income tax rate in the period of resolution. A favorable tax settlement would result in a reduction in our effective income tax rate in the period of resolution.

Goodwill and Other Intangible Assets

Goodwill represents the cost in excess of fair value of the net assets we acquired (including identifiable intangibles) in purchase transactions. Other intangible assets represent premiums paid for acquisitions of core deposits (core deposit intangibles)

We test our goodwill for impairment by evaluating whether the carrying amount exceeds the asset's fair value. This test is done annually or more frequently if events and circumstances indicate the asset might be impaired.

Derivative Instruments

We utilize derivative instruments to manage risks such as interest rate risk or market risk. Our Derivatives Policy prohibits using derivatives for speculative purposes.

Accounting for derivatives differs significantly depending on whether a derivative is designated as an accounting hedge, which is a transaction intended to reduce a risk associated with a specific asset or liability or future expected cash flow at the time it is purchased. In order to qualify as an accounting hedge, a derivative must be designated as such at inception by management and meet certain criteria. Management must also continue to evaluate whether the instrument effectively reduces the risk associated with that item. To determine if a derivative instrument continues to be an effective hedge, we must make assumptions and judgments about the continued effectiveness of the hedging strategies and the nature and timing of forecasted transactions. If our hedging strategy was to become ineffective, hedge accounting would no longer apply and the reported results of operations or financial condition could be materially affected.

Financial Highlights

	As of or For the Years Ended December 31,		
(Dollars in thousands except per share amounts)	2023	2022	2021
Balance Sheet Data:			
Total assets	$ 1,827,688	$ 1,672,946	$ 1,584,508
Loans held for sale	4,433	1,779	7,120
Loans	1,134,019	980,857	863,702
Deposits	1,511,001	1,385,382	1,361,291
Total common shareholders' equity	131,059	118,361	140,998
Total shareholders' equity	131,059	118,361	140,998
Average shares outstanding, basic	7,568	7,528	7,491
Average shares outstanding, diluted	7,647	7,608	7,549
Results of Operations:			
Interest income	$ 72,697	$ 51,117	$ 47,520
Interest expense	23,805	3,174	2,241
Net interest income	48,892	47,943	45,279
Provision for (release of) credit losses	1,129	(152)	335
Net interest income after provision for (release of) credit losses	47,763	48,095	44,944
Non-interest income	10,421	11,569	13,904
Non-interest expenses	43,144	41,253	39,201
Income before taxes	15,040	18,411	19,647
Income tax expense	3,197	3,798	4,182
Net income	11,843	14,613	15,465
Net income available to common shareholders	11,843	14,613	15,465
Per Share Data:			
Basic earnings per common share	$ 1.56	$ 1.94	$ 2.06
Diluted earnings per common share	1.55	1.92	2.05
Book value at period end	17.23	15.62	18.68
Tangible book value at period end (non-GAAP)	15.23	13.59	16.62
Dividends per common share	0.56	0.52	0.48
Asset Quality Ratios:			
Non-performing assets to total assets[3]	0.05%	0.35%	0.09%
Non-performing loans to period end loans	0.02%	0.50%	0.03%
Net charge-offs (recoveries) to average loans	0.00%	(0.03)%	(0.05)%
Allowance for credit losses to period-end total loans	1.08%	1.16%	1.29%
Allowance for credit losses to non-performing assets	1,492.36%	194.41%	789.98%
Selected Ratios:			
Return on average assets	0.68%	0.88%	1.02%
Return on average common equity:	9.59%	11.99%	11.22%
Return on average tangible common equity (non-GAAP):	10.95%	13.73%	12.65%
Efficiency Ratio (non-GAAP)[1]	71.23%	68.60%	66.09%
Noninterest income to operating revenue[2]	17.57%	19.44%	23.49%

(Dollars in thousands except per share amounts)	As of or For the Years Ended December 31,		
	2023	2022	2021
Balance Sheet Data:			
Net interest margin (tax equivalent)	3.01%	3.14%	3.23%
Equity to assets	7.17%	7.08%	8.90%
Tangible common shareholders' equity to tangible assets (non-GAAP)	6.39%	6.21%	8.00%
Tier 1 risk-based capital (Bank)[4]	12.53%	13.49%	14.00%
Total risk-based capital (Bank)[4]	13.58%	14.54%	15.80%
Leverage (Bank)[4]	8.45%	8.63%	8.45%
Average loans to average deposits[5]	73.25%	64.92%	68.77%

[1] The efficiency ratio is a key performance indicator in our industry. The ratio is calculated by dividing non-interest expense by net interest income on a tax equivalent basis and non-interest income, excluding gains (losses) on sales of securities and other assets, non-recurring bank owned life insurance (BOLI) income, gains on insurance proceeds, and collection of summary judgments on loans charged-off at a bank we acquired. The efficiency ratio is a measure of the relationship between operating expenses and net revenue.

[2] Operating revenue is defined as net interest income plus noninterest income.

[3] Includes non-accrual loans, loans > 90 days delinquent and still accruing interest and other real estate owned ("OREO").

[4] As a small bank holding company, we are generally not subject to the capital requirements at the holding company level unless otherwise advised by the Federal Reserve; however, our Bank remains subject to capital requirements.

[5] Includes loans held for sale.

Certain financial information presented above is determined by methods other than in accordance with GAAP. These non-GAAP financial measures include "efficiency ratio," "tangible book value at period end," "return on average tangible common equity" and "tangible common shareholders' equity to tangible assets." The "efficiency ratio" is defined as non-interest expense divided by the sum of net interest income on a tax equivalent basis and non-interest income, excluding gains (losses) on sales of securities and other assets, non-recurring bank owned life insurance (BOLI) income, gains on insurance proceeds, and collection of summary judgments on loans charged off at a bank we acquired. The efficiency ratio is a measure of the relationship between operating expenses and net revenue. "Tangible book value at period end" is defined as total equity reduced by recorded intangible assets divided by total common shares outstanding. "Return on average tangible common equity" is defined as net income on an annualized basis divided by average total equity reduced by average recorded intangible assets. "Tangible common shareholders' equity to tangible assets" is defined as total common equity reduced by recorded intangible assets divided by total assets reduced by recorded intangible assets. Our management believes that these non-GAAP measures are useful because they enhance the ability of investors and management to evaluate and compare our operating results from period-to-period in a meaningful manner. Non-GAAP measures have limitations as analytical tools, and investors should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP.

The table below provides a reconciliation of non-GAAP measures to GAAP for the three years ended December 31:

	2023	2022	2021
Tangible book value per common share			
Tangible common equity per common share (non-GAAP)	$ 15.23	$ 13.59	$ 16.62
Effect to adjust for intangible assets	2.00	2.03	2.06
Book value per common share (GAAP)	$ 17.23	$ 15.62	$ 18.68
Return on average tangible common equity			
Return on average tangible common equity (non-GAAP)	10.95%	13.73%	12.65%
Effect to adjust for intangible assets	(1.36)%	(1.74)%	(1.43)%
Return on average common equity (GAAP)	9.59%	11.99%	11.22%
Tangible common shareholders' equity to tangible assets			
Tangible common equity to tangible assets (non-GAAP)	6.39%	6.21%	8.00%
Effect to adjust for intangible assets	0.78%	0.87%	0.90%
Common equity to assets (GAAP)	7.17%	7.08%	8.90%

Results of Operations

Year Ended December 31, 2023 and 2022

Our net income for the twelve months ended December 31, 2023 was $11.8 million, or $1.55 diluted earnings per common share, as compared to $14.6 million, or $1.92 diluted earnings per common share, for the twelve months ended December 31, 2022. The $2.8 million decline in net income between the two periods is primarily due to a $1.1 million decline in non-interest income, a $1.9 million increase in total non-interest expense and a $1.3 million increase in provision for credit losses, partially offset by a $949 thousand increase in net interest income and a $601 thousand reduction in income tax expense.

- The increase in net interest income results from an increase of $90.7 million in average earning assets partially offset by an 11 basis points decline in the net interest margin between the two periods.

- The $1.1 million provision for credit losses during the twelve months ended December 31, 2023 is primarily related to a $153.2 million increase in loans held-for-investment and a $50.9 million increase in unfunded commitments net of unconditionally cancellable commitments partially offset by a reduction of five basis points in our qualitative factors (four basis points in our changes in total of past due, rated, and non-accrual / changes in total of 30-89 days past due and other loans especially mentioned qualitative factor and one basis point in our reasonable and supportable forecast alternative scenarios qualitative factor).

- The $152 thousand in release of credit losses during the twelve months ended December 31, 2022 is primarily related to the following: a decrease in our COVID-19 qualitative factor in our allowance for loan losses methodology and net recoveries during the twelve months ended December 31, 2022 partially offset by increases in our economic conditions qualitative factor due to inflation, supply chain bottlenecks, labor shortages in certain industries, and the war in Ukraine; an increase in our changes in staff qualitative factor due to the addition of a new team and new market in York County, South Carolina in March 2022; an increase in our change in total of past due, rated, and non-accrual loans qualitative factor due to a $4.1 million loan being moved to non-accrual status in June 2022; and loan growth.

- The decline in non-interest income is primarily related to a decline in mortgage banking income of $494 thousand and a 2023 $1.2 million loss on sale of securities partially offset by an increase of $196 thousand in gains on sale of other real estate owned, $114 thousand in other non-recurring non-interest income, and $177 thousand in other non-interest income.

o   The increase in other non-recurring income was largely related to the bank owned life insurance claim of $93 thousand and gains on insurance proceeds of $28 thousand during the twelve months ended December 31, 2023. We recorded $7 thousand in other non-recurring income related to gains on insurance proceeds during the twelve months ended December 31, 2022.

o   The increase in other non-interest income was primarily related to increases of $65 thousand in ATM debit card income, $48 thousand in rental income, and $26 thousand in bankcard fees.

•   The increase in non-interest expense is primarily related to increased salaries and employee benefits expense of $507 thousand, increased occupancy expense of $155 thousand, increased equipment expense of $223 thousand, increased marketing and public relations expense of $237 thousand, increased FDIC Insurance assessments of $436 thousand, increased ATM/debit card processing of $189 thousand, increased software subscriptions and services of $112 thousand, increased telephone expense of $131 thousand, increased debit card and fraud losses of $137 thousand, increased director fees of $113 thousand, and increased other expense of $123 thousand, partially offset by lower other real estate expense of $420 thousand, lower investment advisory services expense of $80 thousand and lower legal and professional fees of $135 thousand.

•   Our effective tax rate was 21.3% during the twelve months ended December 31, 2023 compared to 20.6% during the twelve months ended December 31, 2022.

o   The effective tax rates were affected by a $122 thousand non-recurring reduction to income tax during the twelve months ended December 31, 2023 and by a $153 thousand non-recurring reduction to income tax expense during the twelve months ended December 31, 2022.

Year Ended December 31, 2022 and 2021

Our net income for the twelve months ended December 31, 2022 was $14.6 million, or $1.92 diluted earnings per common share, as compared to $15.5 million, or $2.05 diluted earnings per common share, for the twelve months ended December 31, 2021. The $852 thousand decline in net income between the two periods is primarily due to a $2.3 million decline in non-interest income and a $2.1 million increase in non-interest expense partially offset by a $2.7 million increase in net interest income, a $487 thousand reduction in provision for credit losses, and a $384 thousand reduction in income tax expense.

•   The increase in net interest income results from an increase of $122.2 million in average earning assets partially offset by an eight basis points decline in the net interest margin between the two periods.

•   The decline in non-interest income is primarily related to declines in mortgage banking income of $2.4 million, lower gains on sale of other real estate of $122 thousand, lower gains on sale of other assets of $190 thousand, and lower other non-recurring income of $164 thousand partially offset by an increase in investment advisory fees and non-deposit commissions of $484 thousand.

o   The reduction in other non-recurring income was related to the collection of $147 thousand in summary judgments related to two loans charged off at a bank, which we subsequently acquired and $24 thousand in gains on insurance proceeds during the twelve months ended December 31, 2021. We recorded $7 thousand in other non-recurring income related to gains on insurance proceeds during the twelve months ended December 31, 2022.

•   The reduction in provision for credit losses is primarily related to the following: a decrease in our COVID-19 qualitative factor in our allowance for credit losses methodology and net recoveries during the twelve months ended December 31, 2022 partially offset by increases in our economic conditions qualitative factor due to inflation, supply chain bottlenecks, labor shortages in certain industries, and the war in Ukraine; an increase in our changes in staff qualitative factor due to the addition of a new team and new market in York County, South Carolina in March 2022; an increase in our change in total of past due, rated, and non-accrual loans qualitative factor due to a $4.1 million loan being moved to non-accrual status in June 2022; and loan growth.

- The increase in non-interest expense is primarily related to increased salaries and employee benefits expense of $863 thousand, increased occupancy expense of $55 thousand, increased equipment expense of $47 thousand, increased marketing and public relations expense of $86 thousand, increased legal and professional fees of $299 thousand, increased ATM/debit card and data processing expense of $428 thousand, increased other real estate expense including other real estate write-downs of $203 thousand, increased fraud expense of $106 thousand, increased travel, meals, and entertainment expense of $103 thousand, and increased postage / courier expense of $118 thousand partially offset by lower FDIC assessments of $150 thousand, lower amortization of intangibles of $43 thousand, and lower loan processing costs of $63 thousand.

- Our effective tax rate was 20.6% during the twelve months ended December 31, 2022 compared to 21.3% during the twelve months ended December 31, 2021.

  o The reduction in the effective tax rate was due to lower net income before tax and a $153 thousand non-recurring reduction to income tax expense during the twelve months ended December 31, 2022.

Net Interest Income

Net interest income is our primary source of revenue. Net interest income is the difference between income earned on assets and interest paid on deposits and borrowings used to support such assets. Net interest income is determined by the rates earned on our interest-earning assets and the rates paid on our interest-bearing liabilities, the relative amounts of interest-earning assets and interest-bearing liabilities, and the degree of mismatch and the maturity and repricing characteristics of our interest-earning assets and interest-bearing liabilities.

Year Ended December 31, 2023 and 2022

Net interest income increased $949,000, or 2.0%, to $48.9 million for the twelve months ended December 31, 2023 from $47.9 million for the twelve months ended December 31, 2022. Our net interest margin declined by 11 basis points to 3.00% during the twelve months ended December 31, 2023 from 3.11% during the twelve months ended December 31, 2022. Our net interest margin, on a taxable equivalent basis, was 3.01% for the twelve months ended December 31, 2023 compared to 3.14% for the twelve months ended December 31, 2022. Average earning assets increased $90.7 million, or 5.9%, to $1.6 billion for the twelve months ended December 31, 2023 compared to $1.5 billion in the same period of 2022.

- The increase in net interest income was primarily due to a higher level of average earning assets partially offset by lower net interest margin.

- The increase in average earning assets was due to increases in total loans partially offset by declines in securities and other short-term investments.

- Market interest rates increased in 2023, driving an increase in funding costs. Earning asset yield growth, which included the benefit of a pay-fixed/receive-floating interest rate swap (the "Pay-Fixed Swap Agreement") described below, was more than offset by the rising price of funding, leading to the net interest margin compression.

  o Investment securities represented 33.2% of average total earning assets for the twelve month ended December 31, 2023 compared to 37.0% during the same period in 2022.

  o Short-term investments represented 2.6% of average total earning assets for the twelve months ended December 31, 2023 compared to 3.3% during the same period in 2022.

  o Loans represented 64.2% of average total earning assets for the twelve months ended December 31, 2023 compared to 59.7% during the same period in 2022.

  o During 2022 and 2023, market interest rates increased significantly due to an increase in inflation. The target range of federal funds was 5.25% - 5.50% at December 31, 2023 compared to 4.25% - 4.50% at December 31, 2022.

o   Effective May 5, 2023, we entered into Pay-Fixed Swap Agreement for a notional amount of $150.0 million that was designated as a fair value hedge in order to hedge the risk of changes in the fair value of the fixed rate loans included in the closed loan portfolio. This fair value hedge converts the hedged loans from a fixed rate to a synthetic floating SOFR rate. The Pay-Fixed Swap Agreement will mature on May 5, 2026 and we will pay a fixed coupon rate of 3.58% while receiving the overnight SOFR rate. This interest rate swap positively impacted interest on loans by $1.6 million during the twelve months ended December 31, 2023. Loan yields and net interest margin both benefited during the twelve months ended December 31, 2023 with an increase of 16 basis points and 10 basis points, respectively.

Average loans increased $127.7 million, or 13.9%, to $1.0 billion for the twelve months ended December 31, 2023 from $920.4 million for the same period in 2022. Average loans represented 64.2% of average earning assets during the twelve months ended December 31, 2023 compared to 59.7% of average earning assets during the same period in 2022. Our loan (including loans held-for-sale) to deposit ratio on average during 2023 was 73.2%, as compared to 64.9% during 2022. These increases were due to our growth in loans (including loans held for sale) of $127.7 million exceeding our deposit growth of $13.3 million. The loan to deposit ratio (including loans held-for-sale) increased to 75.3% at December 31, 2023 as compared to 70.9% at December 31, 2022. Our growth in loans of $155.8 million from December 31, 2022 to December 31, 2023 exceeded our growth in deposits of $125.6 million during the same period.

The growth in our average deposits and securities sold under agreements to repurchase compared to the growth in our average loans resulted in an increase in borrowings. The yield on loans increased 73 basis points to 4.99% during the twelve months ended December 31, 2023 from 4.26% during the same period in 2022 due to market interest rates and the Pay-Fixed Swap Agreement. Average securities for the twelve months ended December 31, 2023 declined $29.5 million, or 5.2%, to $541.1 million from $570.6 million during the same period in 2022. Other short-term investments declined $7.5 million to $42.9 million during the twelve months ended December 31, 2023 from $50.5 million during the same period in 2022 due to the deployment of lower yielding other short-term investments into higher yielding loans. The yield on our securities portfolio increased to 3.36% for the twelve months ended December 31, 2023 from 1.97% for the same period in 2022. The yield on our other short-term investments increased to 5.11% for the twelve months ended December 31, 2023 from 1.25% for the same period in 2022 due to the Federal Open Market Committee (FOMC) increasing the target range of federal funds during the twelve months of 2023 a total of 100 basis points and a total of 425 basis points during the twelve months of 2022 . The target range of federal funds was 5.25% - 5.50% at December 31, 2023 compared to compared to 4.25% - 4.50% at December 31, 2022.

The yield on earning assets for the twelve months ended December 31, 2023 and 2022 were 4.45% and 3.32%, respectively.

The cost of interest-bearing liabilities was 2.06% during the twelve months ended December 31, 2023 compared to 30 basis points during the same period in 2022. The cost of deposits, including demand deposits, was 1.16% during the twelve months ended December 31, 2023 compared to 13 basis points during the same period in 2022. The cost of funds, including demand deposits, was 1.48% during the twelve months ended December 31, 2023 compared to 21 basis points during the same period in 2022. We continue to focus on growing our pure deposits plus customer cash management repurchase agreements (demand deposits, interest-bearing transaction accounts, savings deposits, money market accounts, IRAs, and customer cash management repurchase agreements) as these accounts tend to be low-cost deposits and assist us in controlling our overall cost of funds. During the twelve months ended December 31, 2023, these pure deposits plus customer cash management repurchase agreements averaged 89.9% of total deposits plus customer cash management repurchase agreements as compared to 92.2% during the same period of 2022.

Year Ended December 31, 2022 and 2021

Net interest income increased $2.7 million, or 5.9%, to $47.9 million for the twelve months ended December 31, 2022 from $45.3 million for the twelve months ended December 31, 2021. Our net interest margin declined by eight basis points to 3.11% during the twelve months ended December 31, 2022 from 3.19% during the twelve months ended December 31, 2021. Our net interest margin, on a taxable equivalent basis, was 3.14% for the twelve months ended December 31, 2022 compared to 3.23% for the twelve months ended December 31, 2021. Average earning assets increased $122.2 million, or 8.6%, to $1.5 billion for the twelve months ended December 31, 2022 compared to $1.4 billion in the same period of 2021.

- The increase in net interest income was primarily due to a higher level of average earning assets partially offset by lower net interest margin.

- The increase in average earning assets was due to increases in non-PPP loans and securities partially offset by declines in PPP loans and other short-term investments.

- Although market interest rates increased in 2022, the decline in net interest margin was due to excess liquidity generated from PPP loan proceeds, other stimulus funds related to the COVID-19 pandemic, and organic deposit growth being deployed in lower yielding securities; and due to a reduction in PPP loans, which resulted in a change in the mix of our earning assets.

  o Investment securities represented 37.0% of average total earning assets for the twelve month ended December 31, 2022 compared to 32.2% during the same period in 2021.

  o Interest income on PPP loans declined to $49 thousand during the twelve months ended December 31, 2022 from $3.3 million during the twelve months ended December 31, 2021 due to a reduction in PPP loans. Average PPP loans declined to $336 thousand for the twelve months ended December 31, 2022 compared to $36.8 million during the same period in 2021.

- In June 2022, a $4.1 million loan was moved to non-accrual status, which resulted in a $51 thousand reversal to interest income in June 2022.

Average loans increased $31.4 million, or 3.5%, to $920.4 million for the twelve months ended December 31, 2022 from $889.0 million for the same period in 2021. Average PPP loans declined $36.5 million and average Non-PPP loans increased $67.9 million to $336 thousand and $920.0 million, respectively, for the twelve months ended December 31, 2022. Average loans represented 59.7% of average earning assets during the twelve months ended December 31, 2022 compared to 62.6% of average earning assets during the same period in 2021. Our loan (including loans held-for-sale) to deposit ratio on average during 2022 was 64.9%, as compared to 68.8% during 2021. These declines were due to our growth in deposits of $124.9 million exceeding our loan (including loans held-for-sale) growth of $31.4 million, net of a $36.5 million decline in PPP loans. However, the loan to deposit ratio (including loans held-for-sale) increased to 70.9% at December 31, 2022 as compared to 64.0% at December 31, 2021. Our growth in loans of $111.8 million from December 31, 2021 to December 31, 2022 exceeded our growth in deposits of $24.1 million during the same period.

The growth in our average deposits and securities sold under agreements to repurchase compared to the growth in our average loans, net of the $36.5 million decline in PPP loans resulted in the excess funds being deployed in our securities portfolio. The yield on loans declined 20 basis points to 4.26% during the twelve months ended December 31, 2022 from 4.46% during the same period in 2021 due to reduction in higher yielding PPP loans. The yield on Non-PPP loans was 4.26% during both the twelve months ended December 31, 2022 and December 31, 2021. Average securities for the twelve months ended December 31, 2022 increased $113.7 million, or 24.9%, to $570.6 million from $456.8 million during the same period in 2021. Other short-term investments declined $22.9 million to $50.5 million during the twelve months ended December 31, 2022 from $73.4 million during the same period in 2021 due to the deployment of lower yielding other short-term investments into higher yielding securities and loans. The yield on our securities portfolio increased to 1.97% for the twelve months ended December 31, 2022 from 1.69% for the same period in 2021. The yield on our other short-term investments increased to 1.25% for the twelve months ended December 31, 2022 from 0.18% for the same period in 2021 due to the Federal Open Market Committee (FOMC) increasing the target range of federal funds during the twelve months of 2022 a total of 425 basis points. The target range of federal funds was 4.25% - 4.50% at December 31, 2022 compared to compared to 0.00% - 0.25% at December 31, 2021.

The yield on earning assets for the twelve months ended December 31, 2022 and 2021 were 3.32% and 3.35%, respectively.

The cost of interest-bearing liabilities was 30 basis points during the twelve months ended December 31, 2022 compared to 24 basis points during the same period in 2021. The cost of deposits, including demand deposits, was 13 basis points during the twelve months ended December 31, 2022 compared to 13 basis points during the same period in 2021. The cost of funds, including demand deposits, was 21 basis points during the twelve months ended December 31, 2022 compared to 16 basis points during the same period in 2021. We continue to focus on growing our pure deposits plus customer cash management repurchase agreements (demand deposits, interest-bearing transaction accounts, savings deposits, money market accounts, IRAs, and customer cash management repurchase agreements) as these accounts tend to be low-cost deposits and assist us in controlling our overall cost of funds. During the twelve months ended December 31, 2022, these pure deposits plus customer cash management repurchase agreements averaged 92.2% of total deposits plus customer cash management repurchase agreements as compared to 90.6% during the same period of 2021.

Average Balances, Income Expenses and Rates. The following table depicts, for the periods indicated, certain information related to our average balance sheet and our average yields on assets and average costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from daily averages.

	Year ended December 31,								
	2023			2022			2021		
(Dollars in thousands)	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Assets									
Earning assets									
PPP loans	$ 183	$ 5	2.73%	$ 336	$ 49	14.58%	$ 36,837	$ 3,340	9.07%
Non-PPP loans	1,047,935	52,312	4.99%	920,043	39,185	4.26%	852,136	36,331	4.26%
Total loans[1]	$ 1,048,118	$ 52,317	4.99%	$ 920,379	$ 39,234	4.26%	$ 888,973	$ 39,671	4.46%
Non-Taxable Securities	50,726	1,471	2.90%	52,501	1,525	2.90%	54,771	1,564	2.86%
Taxable Securities	490,352	16,715	3.41%	518,051	9,725	1.88%	402,034	6,155	1.53%
Int Bearing Deposits in Other Banks	42,859	2,191	5.11%	50,435	633	1.26%	72,823	130	0.18%
Fed Funds Sold	56	3	5.36%	15	—	0.00%	564	—	0.00%
Total earning assets	$ 1,632,111	$ 72,697	4.45%	$ 1,541,381	$ 51,117	3.32%	$ 1,419,165	$ 47,520	3.35%
Cash and due from banks	25,278			27,034			23,668		
Premises and equipment	31,145			32,274			33,780		
Goodwill and other intangible assets	15,319			15,476			15,649		
Other assets	54,840			48,031			38,846		
Allowance for credit losses-investments	(39)			—			—		
Allowance for credit losses-loans	(11,677)			(11,250)			(10,750)		
Total assets	$ 1,746,977			$ 1,652,946			$ 1,520,358		
Liabilities									
Interest-bearing liabilities									
Interest-bearing transaction accounts	$ 307,415	$ 1,760	0.57%	$ 336,115	$ 273	0.08%	$ 303,633	$ 196	0.06%
Money market accounts	361,994	9,721	2.69%	308,473	943	0.31%	273,005	471	0.17%
Savings deposits	133,010	307	0.23%	157,626	102	0.06%	134,980	78	0.06%
Time deposits	178,339	4,775	2.68%	146,112	531	0.36%	158,053	995	0.63%
Fed Funds Purchased	1,100	52	4.73%	1,496	53	3.54%	—	—	0.00%
Securities Sold Under Agreements to Repurchase	74,586	1,658	2.22%	74,805	227	0.30%	62,194	85	0.14%
FHLB Advances	86,614	4,345	5.02%	9,457	370	3.91%	—	—	0.00%
Other Long-Term Debt	14,964	1,187	7.93%	14,964	675	4.51%	14,964	416	2.78%
Total interest-bearing liabilities	$ 1,158,022	$ 23,805	2.06%	$ 1,049,048	$ 3,174	0.30%	$ 946,829	$ 2,241	0.24%
Demand deposits	450,177			469,292			423,056		
Allowance for credit losses-unfunded commitments	464			—			—		
Other liabilities	14,837			12,725			12,607		
Shareholders' equity	$ 123,477			$ 121,881			$ 137,866		
Total liabilities and shareholders' equity	$ 1,746,977			$ 1,652,946			$ 1,520,358		
Cost of deposits, including demand deposits			1.16%			0.13%			0.13%
Cost of funds, including demand deposits			1.48%			0.21%			0.16%
Net interest spread			2.39%			3.01%			3.11%
Net interest income/margin		$ 48,892	3.00%		$ 47,943	3.11%		$ 45,279	3.19%
Net interest margin (tax equivalent)[2]		$ 49,176	3.01%		$ 48,455	3.14%		$ 45,776	3.23%

(1) All loans and deposits are domestic. Average loan balances include non-accrual loans and loans held for sale.
(2) Based on a 21.0% marginal tax rate.

The following table presents the dollar amount of changes in interest income and interest expense attributable to changes in volume and the amount attributable to changes in rate. The combined effect related to volume and rate which cannot be separately identified, has been allocated proportionately, to the change due to volume and the change due to rate.

(In thousands)	2023 versus 2022 Increase (decrease) due to			2022 versus 2021 Increase (decrease) due to		
	Volume	Rate	Net	Volume	Rate	Net
Assets						
Earning assets						
Loans	$ 5,862	$ 7,221	$ 13,083	$ 1,636	$ (2,073)	$ (437)
Investment securities-taxable	(51)	(3)	(54)	(67)	28	(39)
Investment securities- nontaxable	(490)	7,480	6,990	2,001	1,569	3,570
Interest bearing deposits in other banks	(80)	1,638	1,558	(27)	530	503
Fed Funds sold	—	3	3	—	—	—
Total earning assets	3,160	18,420	21,580	4,048	(451)	3,597
Interest-bearing liabilities						
Interest-bearing transaction accounts	(21)	1,508	1,487	23	54	77
Money market accounts	191	8,587	8,778	68	404	472
Savings deposits...	(13)	218	205	14	10	24
Time deposits...	142	4,102	4,244	(70)	(394)	(464)
Fed funds purchased	4	(5)	(1)	53	—	53
Securities sold under agreements to repurchase	(1)	1,432	1,431	20	122	142
FHLB Advances...	3,842	133	3,975	370	—	370
Other long-term debt.......................................	—	512	512	—	259	259
Total interest-bearing liabilities..................	363	20,268	20,631	261	672	933
Net interest income			$ 949			$ 2,664

Market Risk and Interest Rate Sensitivity

Market risk reflects the risk of economic loss resulting from adverse changes in market prices and interest rates. The risk of loss can be measured in either diminished current market values or reduced current and potential net income. Our primary market risk is interest rate risk. We have established an Asset/Liability Committee of the board of directors (the "ALCO"), which has members from our board of directors and management to monitor and manage interest rate risk. Our ALCO

- monitors our compliance with regulatory guidance in the formulation and implementation of our interest rate risk program;

- reviews the results of our interest rate risk modeling quarterly to assess whether we have appropriately measured our interest rate risk, mitigated our exposures appropriately and confirmed that any residual risk is acceptable;

- monitors and manages the pricing and maturity of our assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on our net interest income; and

- has established policies, policy guidelines, and strategies with respect to interest rate risk exposure and liquidity.

Further, our ALCO and board of directors explicitly review our ALCO policies at least annually and review our ALCO assumptions and policy limits quarterly.

We employ a monitoring technique to measure our interest sensitivity "gap," which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Simulation modeling is performed to assess the impact varying interest rates and balance sheet mix assumptions will have on net interest income. We model the impact on net interest income for several different changes, to include a flattening, steepening and parallel shift in the yield curve. For each of these scenarios, we model the impact on net interest income in an increasing and decreasing rate environment of 100,

200, 300, and 400 basis points. We also periodically stress certain assumptions such as loan prepayment rates, deposit decay rates and interest rate betas to evaluate our overall sensitivity to changes in interest rates. Policies have been established in an effort to maintain the maximum anticipated negative impact of these modeled changes in net interest income at no more than 10%, 15%, 20%, and 20%, respectively, in a 100, 200, 300, and 400 basis point change in interest rates over the first 12-month period subsequent to interest rate changes. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available-for-sale, replacing an asset or liability at maturity, by adjusting the interest rate during the life of an asset or liability, or by the use of derivatives such as interest rate swaps and other hedging instruments. Managing the amount of assets and liabilities repricing in the same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates. Neither the "gap" analysis or asset/liability modeling are precise indicators of our interest sensitivity position due to the many factors that affect net interest income including, the timing, magnitude, and frequency of interest rate changes as well as changes in the volume and mix of earning assets and interest-bearing liabilities.

The following table illustrates our interest rate sensitivity at December 31, 2023.

Interest Sensitivity Analysis

(Dollars in thousands)	Within One Year		One to Three Years		Three to Five Years		Over Five Years		Total	
Assets										
Earning assets										
Interest bearing deposits	$	65,314	$	—	$	—	$	—	$	65,314
Loans[1]		261,262		308,573		342,957		221,227		1,134,019
Loans Held for Sale		4,433		—		—		—		4,433
Total Securities[2]		45,070		81,585		101,084		277,457		505,196
Total earning assets		376,079		390,158		444,041		498,684		1,708,962
Liabilities										
Interest bearing liabilities										
Interest bearing deposits										
Interest checking accounts		15,146		30,292		30,294		227,201		302,933
Money market accounts		20,225		40,452		40,449		303,375		404,501
Savings deposits		5,932		11,862		11,862		88,966		118,622
Time deposits		221,416		28,701		2,583		(87)		252,613
Total interest-bearing deposits		262,719		111,307		85,188		619,455		1,078,669
Borrowings		132,827		35,000		—		—		167,827
Total interest-bearing liabilities		395,546		146,307		85,188		619,455		1,246,496
Period gap	$	(19,467)	$	243,851	$	358,853	$	(120,771)	$	462,466
Cumulative gap	$	(19,467)	$	224,384	$	583,237	$	462,466	$	462,466
Ratio of cumulative gap to total earning assets		(5.18)%		29.28%		48.19%		27.06%		27.06%

[1] Loans classified as non-accrual as of December 31, 2023 are not included in the balances.
[2] Securities based on amortized cost.

Based on the many factors and assumptions used in simulating the effect of changes in interest rates, the following table estimates the hypothetical percentage change in net interest income at December 31, 2023 and at December 31, 2022 over the subsequent 12 months. We were primarily liability sensitive at December 31, 2023 and at December 31, 2022. Compared to December 31, 2022, we increased our non-maturity deposit interest rate betas in increasing rate environments, which increased our liability sensitivity. This was partially offset by the previously mentioned $150.0 million Pay-Fixed Swap Agreement that we entered into effective May 5, 2023. As a result, our modeling, at December 31, 2023, reflects a decrease in net interest income in a rising interest rate environment during the first 12-month period subsequent to interest rate changes. The negative impact of rising rates on net interest income is slightly less liability sensitive during the second 12-month period subsequent to interest rate changes. In a declining interest rate environment, the model reflects increases in net interest income in the down 100 basis point and down 200 basis point scenarios and declines in net interest income in the down 300 basis point and 400 basis point scenarios during the first 12-month period subsequent to interest rate changes. The positive impact in the down 100 and down 200 basis point scenarios of declining rates changes to a fairly neutral impact on net interest income during the second 12-month period subsequent to interest rate changes. The increase and decrease of 100, 200, 300, and 400 basis points, respectively, reflected in the table below assume a simultaneous and parallel change in interest rates along the entire yield curve.

Net Interest Income Sensitivity

Change in short-term interest rates	Hypothetical percentage change in net interest income	
	December 31, 2023	December 31, 2022
+400bp	-12.24%	-8.99%
+300bp	-8.92%	-6.21%
+200bp	-5.62%	-3.74%
+100bp	-2.47%	-1.82%
Flat	—	—
-100bp	+0.94%	+3.13%
-200bp	+1.18%	+1.12%
-300bp	-1.11%	-3.86%
-400bp	-1.50%	-7.25%

During the second 12-month period after 100 basis point, 200 basis point, 300 basis point, and 400 basis point simultaneous and parallel increases in interest rates along the entire yield curve, our net interest income is projected to decline 1.94%, 4.67%, 7.63%, and 10.68%, respectively, at December 31, 2023, and 3.44%, 6.13%, 8.23%, and 9.58%, respectively, at December 31, 2022. During the second 12-month period after 100 basis point, 200 basis point, 300 basis point, and 400 basis point simultaneous and parallel reduction in interest rates along the entire yield curve, our net interest income is projected to increase 0.51% and decline 0.03%, 3.19%, and 4.41%, respectively, at December 31, 2023, and to decline 4.92%, 12.86%, 21.14%, and 26.33%, respectively, at December 31, 2022.

We perform a valuation analysis projecting future cash flows from assets and liabilities to determine the Present Value of Equity ("PVE") over a range of changes in market interest rates. The sensitivity of PVE to changes in interest rates is a measure of the sensitivity of earnings over a longer time horizon. Policies have been established in an effort to maintain the maximum anticipated negative impact of these modeled changes in PVE at no more than 15%, 20%, 25%, and 25%, respectively, in a 100, 200, 300, and 400 basis point change in market interest rates. Based on PVE, we were primarily asset sensitive at December 31, 2023 and at December 31, 2022.

Present Value of Equity Sensitivity

Change in present value of equity	Hypothetical percentage change in PVE	
	December 31, 2023	December 31, 2022
+400bp	-1.49%	+1.43%
+300bp	+0.44%	+2.61%
+200bp	+1.54%	+3.13%
+100bp	+1.59%	+2.33%
Flat	—	—
-100bp	-3.91%	-3.83%
-200bp	-10.63%	-10.00%
-300bp	-23.39%	-18.44%
-400bp	-47.74%	-25.23%

Provision and Allowance for Credit Losses

Year Ended December 31, 2023 and 2022

On January 1, 2023, we adopted CECL, which resulted in a day one reduction of $14 thousand to the allowance for credit losses on loans offset by increases of $398 thousand to the allowance for credit losses on unfunded commitments and $43.5 thousand to the allowance for credit losses on held-to-maturity investments. Furthermore, deferred tax assets increased $90 thousand and retained earnings declined $337 thousand. Refer to the "Application of New Accounting Guidance Adopted in 2023" section in Note 2 for more information about our CECL adoption and methodology. Compared to the day one CECL results, the allowance for credit losses on loans increased $945 thousand to $12.3 million at December 31, 2023 from $11.3 million at January 1, 2023; the allowance for credit losses on unfunded commitments increased $199 thousand to $597 thousand as of December 31, 2023 from $398 thousand as of January 1, 2023; and the allowance for credit losses on held-to-maturity investments declined $14 thousand to $30 thousand at December 31, 2023 from $43.5 thousand at January 1, 2023. As of December 31, 2023, the combined allowance for credit losses for loans, unfunded commitments, and investments was $12.9 million compared to $11.8 million at January 1, 2023 and $11.3 million at December 31, 2022.

The allowance for credit losses on loans as a percentage of total loans held-for-investment was 1.08% at December 31, 2023, 1.15% at January 1, 2023, and 1.16% at December 31, 2022.

The total ACL is composed of three parts: the ACL for loans, the ACL for unfunded commitments, and the ACL for HTM investments. The ACL for loans is further composed of the allowance for individually assessed loans, the allowance for collectively assessed expected losses, the allowance for collectively assessed qualitative adjustments, and the allowance for collectively assessed additional allowance. The allowance for collectively assessed qualitative adjustments is calculated using a set of qualitative factors, which at December 31, 2023 included the following factors:

- changes in lending policies and procedures,
- changes in staff, markets, and products,
- change in total of 30-89 days past due and other loans especially mentioned,
- changes in the loan review system,
- change in collateral value for non-collateral dependent loans,
- changes in concentration of credits,
- changes in the legal or regulatory requirements and competition,
- data limitations
- model imprecision, and
- reasonable and supportable forecast alternative scenarios.

Refer to the "Application of New Accounting Guidance Adopted in 2023" section in Note 2 for more information about our CECL adoption and methodology.

We have a significant portion of our loan portfolio with real estate as the underlying collateral. As of December 31, 2023 and December 31, 2022, approximately 91.7% and 91.2%, respectively, of the loan portfolio had real estate collateral. When loans, whether commercial or personal, are granted, they are based on the borrower's ability to generate repayment cash flows from income sources sufficient to service the debt. Real estate is generally taken to reinforce the likelihood of the ultimate repayment and as a secondary source of repayment. We work closely with all our borrowers that experience cash flow or other economic problems, and we believe that we have the appropriate processes in place to monitor and identify problem credits. There can be no assurance that charge-offs of loans in future periods will not exceed the allowance for credit losses as estimated at any point in time or that provisions for credit losses will not be significant to a particular accounting period. The allowance is also subject to examination and testing for adequacy by regulatory agencies, which may consider such factors as the methodology used to determine adequacy and the size of the allowance relative to that of peer institutions. Such regulatory agencies could require us to adjust our allowance based on information available to them at the time of their examination.

The non-performing asset ratio was 0.05% of total assets with the nominal level of $864 thousand in non-performing assets at December 31, 2023 compared to 0.35% and $5.8 million at December 31, 2022. Non-accrual loans declined to $27 thousand at December 31, 2023 from $4.9 million at December 31, 2022. The declines in both non-performing assets and non-accrual loans from December 31, 2022 to December 31, 2023 were due to non-accrual loan payoffs and paydowns primarily due to the successful resolution of two customer relationships with three non-accrual loans totaling $716 thousand, which were paid-off during the first quarter of 2023; and due to one large loan relationship totaling $3.9 million, which was resolved during the second quarter of 2023. The resolution of the $3.9 million loan relationship during the second quarter of 2023 occurred through the foreclosure process followed by the timely sale of the real estate at a gain of $105 thousand. We had $215 thousand in accruing loans past due 90 days or more at December 31, 2023 compared to $2 thousand at December 31, 2022. Loans past due 30 days or more represented 0.06% of the loan portfolio at December 31, 2023 compared to 0.06% at December 31, 2022. The ratio of classified loans plus OREO and repossessed assets declined to 1.25% of total bank regulatory risk-based capital at December 31, 2023 from 4.47% at December 31, 2022. During the twelve months ended December 31, 2023, we experienced net loan recoveries of $55 thousand (charge-offs of $24 thousand less recoveries of $79 thousand) and net overdraft charge-offs of $49 thousand (charge-offs of $63 thousand and recoveries of $14 thousand). In comparison, we experienced net loan recoveries of $361 thousand and net overdraft charge-offs of $52 thousand during the twelve months ended December 31, 2022.

There were four loans totaling $242 thousand (0.02% of total loans) included on non-performing status (non-accrual loans and loans past due 90 days and still accruing) at December 31, 2023. Two of these loans were on non-accrual status. The largest loan of the two is $24 thousand and is secured by a truck. The balance of the remaining loan on non-accrual status is $3 thousand and it is secured by a second mortgage lien. Furthermore, we had $88 thousand in accruing trouble debt restructurings, or TDRs, at December 31, 2022. We had two loans totaling $215 thousand that were accruing loans past due 90 days or more at December 31, 2023. At December 31, 2023, we considered loan relationships exceeding $500 thousand and on non-accrual status as individually assessed loans for the allowance for credit losses. At December 31, 2023, we had no individually assessed loans. At December 31, 2022, we considered a loan impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due, including both principal and interest, according to the contractual terms of the loan agreement. Non-accrual loans and accruing TDRs were considered impaired. At December 31, 2022, we had 11 impaired loans totaling $5.0 million. The specific allowance for individually assessed loans is based on the fair value of collateral method or present value of expected cash flows method. For collateral dependent loans, the fair value of collateral method is used and the fair value is determined by an independent appraisal less estimated selling costs. There was no specific allowance for credit losses on our individually assessed loans at December 31, 2023 and December 31, 2022. At December 31, 2023, we had $498 thousand in loans that were delinquent 30 days to 89 days representing 0.04% of total loans compared to $564 thousand or 0.06% of total loans at December 31, 2022.

Year Ended December 31, 2022 and 2021

We accounted for our allowance for loan losses under the incurred loss model during 2022 and 2021. At December 31, 2022, the allowance for credit losses was $11.3 million, or 1.16% of total loans (excluding loans held-for-sale), compared to $11.2 million, or 1.29% of total loans (excluding loans held-for-sale) at December 31, 2021. Excluding PPP loans and loans held-for-sale, the allowance for credit losses was 1.16% of total loans at December 31, 2022 compared to 1.30% of total loans at December 31, 2021. The decline in the allowance for credit losses as a percentage of total loans compared to December 31, 2021 is primarily related to a reduction in the loss emergence period assumption in our COVID-19 qualitative factor, which was added to our allowance for credit losses methodology during 2020 and is discussed below. The loss emergence assumption on our COVID-19 qualitative factor was reduced to zero months at December 31, 2022 from 21 months at December 31, 2021. This reduction was partially offset by loan growth of $117.2 million; $309 thousand in net recoveries; an increase in our economic conditions qualitative factor by six basis points due to higher inflation, supply chain bottlenecks, labor shortages in certain industries, and the war in Ukraine; an increase in our change in staff qualitative factor by one basis point due to the addition of a new team and new market in York County, South Carolina in March 2022; and an increase in our change in total of past due, rated, and non-accrual loans qualitative factor by two basis points due to a $4.1 million loan being moved to non-accrual status in June 2022. This loan has a loan-to-value of 76.3% based on an appraisal received in May 2022.

During 2020, we added a qualitative factor for the COVID-19 pandemic to our allowance for credit losses methodology. This qualitative factor was based on the dollar amount of our deferrals and a one-year loss emergence period based on the highest period of annual historical loss rate since the Bank's inception. As the pandemic worsened, we added our exposure to certain industry segments most impacted by the COVID-19 pandemic (hotels, restaurants, assisted living, and retail) to the COVID-19 qualitative factor and we extended the loss emergence period to two years based on the highest two periods of annual historical loss rates since the Bank's inception. The loss emergence period assumption in the COVID-19 qualitative factor was reduced to zero months at December 31, 2022 from 21 months at December 31, 2021. At December 31, 2022 and December 31, 2021, the COVID-19 qualitative factor represented zero dollars and $1.9 million, respectively, of our allowance for credit losses.

Loans that we acquired in our acquisition of Cornerstone Bancorp, otherwise referred to herein as Cornerstone, in 2017 as well as in our acquisition of Savannah River Financial Corp., otherwise referred to herein as Savannah River, in 2014 are accounted for under FASB ASC 310-30. These acquired loans were initially measured at fair value, which includes estimated future credit losses expected to be incurred over the life of the loans. The credit component on loans related to cash flows not expected to be collected is not subsequently accreted (non-accretable difference) into interest income. Any remaining portion representing the excess of a loan's or pool's cash flows expected to be collected over the fair value is accreted (accretable difference) into interest income. At December 31, 2022 and December 31, 2021, the remaining credit component on loans attributable to acquired loans in the Cornerstone and Savannah River transactions was $81 thousand and $130 thousand, respectively.

Our provision for credit losses was a credit of $152 thousand for the twelve months ended December 31, 2022 compared to an expense of $335 thousand during the same period in 2021. The reduction in provision for credit losses is primarily related to a decrease in our COVID-19 qualitative factor in our allowance for credit losses methodology and net recoveries during the twelve months of 2022, partially offset by increases in our economic conditions, change in staff, and changes in past due, rated, and non-accrual loan qualitative factors and loan growth as discussed above.

The allowance for credit losses represents an amount that we believe will be adequate to absorb probable losses on existing loans that may become uncollectible. Our judgment as to the adequacy of the allowance for credit losses is based on assumptions about future events, which we believe to be reasonable, but which may or may not prove to be accurate. Our determination of the allowance for credit losses is based on evaluations of the collectability of loans, including consideration of factors such as the balance of impaired loans, the quality, mix, and size of our overall loan portfolio, the knowledge and depth of lending personnel, economic conditions (local and national) that may affect the borrower's ability to repay, the amount and quality of collateral securing the loans, our historical credit loss experience, and a review of specific problem loans. We also consider qualitative factors such as changes in the lending policies and procedures, changes in the local or national economies, changes in volume or type of credits, changes in volume/severity of problem loans, quality of loan review and board of director oversight, and concentrations of credit. We charge recognized losses to the allowance and add subsequent recoveries back to the allowance for credit losses. There can be no assurance that charge-offs of loans in future periods will not exceed the allowance for credit losses as estimated at any point in time or that provisions for credit losses will not be significant to a particular accounting period.

We perform an analysis quarterly to assess the risk within the loan portfolio. The portfolio is segregated into similar risk components for which historical loss ratios are calculated and adjusted for identified changes in current portfolio characteristics. Historical loss ratios are calculated by product type and by regulatory credit risk classification (See Note 4 to the Consolidated Financial Statements). The annualized weighted average loss ratios over the last 36 months for loans classified as substandard, special mention and pass have been approximately 0.00%, 0.07% and 0.00%, respectively. The allowance consists of an allocated and unallocated allowance. The allocated portion is determined by types and ratings of loans within the portfolio. The unallocated portion of the allowance is established for losses that exist in the remainder of the portfolio and compensates for uncertainty in estimating the credit losses. The allocated portion of the allowance is based on historical loss experience as well as certain qualitative factors as explained above. The qualitative factors have been established based on certain assumptions made as a result of the current economic conditions and are adjusted as conditions change to be directionally consistent with these changes. The unallocated portion of the allowance is composed of factors based on management's evaluation of various conditions that are not directly measured in the estimation of probable losses through the experience formula or specific allowances. The overall risk as measured in our three-year lookback, both quantitatively and qualitatively, does not encompass a full economic cycle. Net charge-offs in the 2009 to 2011 period averaged 63 basis points annualized in our loan portfolio. Over the most recent three-year period, our net charge-offs have experienced a modest net recovery. We currently believe the unallocated portion of our allowance represents potential risk associated throughout a full economic cycle.

We have a significant portion of our loan portfolio with real estate as the underlying collateral. At December 31, 2022 and December 31, 2021, approximately 90.8% and 90.9%, respectively, of the loan portfolio had real estate collateral. When loans, whether commercial or personal, are granted, they are based on the borrower's ability to generate repayment cash flows from income sources sufficient to service the debt. Real estate is generally taken to reinforce the likelihood of the ultimate repayment and as a secondary source of repayment. We work closely with all our borrowers that experience cash flow or other economic problems, and we believe that we have the appropriate processes in place to monitor and identify problem credits. There can be no assurance that charge-offs of loans in future periods will not exceed the allowance for credit losses as estimated at any point in time or that provisions for credit losses will not be significant to a particular accounting period. The allowance is also subject to examination and testing for adequacy by regulatory agencies, which may consider such factors as the methodology used to determine adequacy and the size of the allowance relative to that of peer institutions. Such regulatory agencies could require us to adjust our allowance based on information available to them at the time of their examination.

The non-performing asset ratio was 0.35% of total assets with the nominal level of $5.8 million in non-performing assets at December 31, 2022 compared to 0.09% and $1.4 million at December 31, 2021. Non-accrual loans increased to $4.9 million at December 31, 2022 from $250 thousand at December 31, 2021. The increases in both non-performing assets and non-accrual loans from December 31, 2021 to December 31, 2022 were due to one $4.1 million loan that was moved to non-accrual status in June 2022. This loan had a loan-to-value of 76.3% at the time it was moved to non-accrual based on an appraisal received in May 2022. The balance of this loan is $4.0 million at December 31, 2022. Furthermore, we had one customer relationship with two loans totaling $508 thousand, which was placed on non-accrual during September 2022. This relationship had a loan-to-value of 42.5% at the time it was moved to non-accrual. The balance of this relationship increased to $550 thousand at December 31, 2022 due to a loan advance to pay real estate taxes. We had $2 thousand in accruing loans past due 90 days or more at December 31, 2022 compared to zero at December 31, 2021. Loans past due 30 days or more represented 0.06% of the loan portfolio at December 31, 2022 compared to 0.03% at December 31, 2021. The ratio of classified loans plus OREO and repossessed assets declined to 4.47% of total bank regulatory risk-based capital at December 31, 2022 from 6.27% at December 31, 2021. During the twelve months ended December 31, 2022, we experienced net loan recoveries of $361 thousand and net overdraft charge-offs of $52 thousand.

There were 12 loans totaling $4.9 million (0.50% of total loans) included on non-performing status (non-accrual loans and loans past due 90 days and still accruing) at December 31, 2022. Ten of these loans totaling $4.9 million were on non-accrual status. The largest loan included on non-accrual status is in the amount of $4.0 million and is secured by a first mortgage lien and had a loan-to-value of 76.3% at the time it was moved to non-accrual based on an appraisal received in May 2022. The average balance of the remaining nine loans on non-accrual status is approximately $104 thousand with a range between $1 and $406 thousand. Five of these loans are secured by first mortgage liens, three loans are secured by second mortgage liens, and one is secured by equipment. Furthermore, we had $88 thousand in accruing trouble debt restructurings, or TDRs, at December 31, 2022 compared to $1.4 million at December 31, 2021. This reduction was due to the payoff of one loan. We had two loans totaling $2 thousand that were accruing loans past due 90 days or more at December 31, 2022. We consider a loan impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due, including both principal and interest, according to the contractual terms of the loan agreement. Nonaccrual loans and accruing TDRs are considered impaired. At December 31, 2022, we had 11 impaired loans totaling $5.0 million compared to ten impaired loans totaling

$1.7 million at December 31, 2021. These loans were measured for impairment under the fair value of collateral method or present value of expected cash flows method. For collateral dependent loans, the fair value of collateral method is used and the fair value is determined by an independent appraisal less estimated selling costs. There was no specific allowance for loan and lease losses on our impaired loans at December 31, 2022 and December 31, 2021. At December 31, 2022, we had ten loans totaling $565 thousand that were delinquent 30 days to 89 days representing 0.06% of total loans compared to $235 thousand or 0.03% of total loans at December 31, 2021.

The following table summarizes the activity related to our allowance for credit losses.

Allowance for Credit Losses

(Dollars in thousands)	2023	2022	2021
Average loans outstanding (excluding loans held-for-sale)	$ 1,044,983	$ 914,569	$ 871,551
Loans outstanding at period end (excluding loans held-for-sale)	$ 1,134,019	$ 980,857	$ 863,702
Total nonaccrual loans	$ 27	$ 4,895	$ 250
Loans past due 90 days and still accruing	$ 215	$ 2	$ —
Beginning balance of allowance	$ 11,336	$ 11,179	$ 10,389
CECL Day 1 Adjustment	(14)		
Loans charged-off:			
1-4 family residential mortgage	—	—	—
Real Estate - Construction	—	—	—
Real Estate Mortgage - Residential	—	—	—
Real Estate Mortgage - Commercial	—	—	110
Consumer - Home equity	—	1	—
Commercial	20	—	—
Consumer - Other	67	67	72
Overdrafts	—	—	—
Total loans charged-off	87	68	182
Recoveries:			
1-4 family residential mortgage	—	—	—
Real Estate - Construction	2	5	—
Real Estate Mortgage - Residential	9	—	10
Real Estate Mortgage - Commercial	37	326	473
Consumer - Home equity	22	13	69
Commercial	5	17	39
Consumer - Other	18	16	46
Total recoveries	93	377	637
Net loans recovered (charged off)	6	309	455
Provision for (release of) credit losses	939	(152)	335
Balance at period end	$ 12,267	$ 11,336	$ 11,179
Net charge -offs (recoveries) to average loans and loans held for sale	0.00%	(0.03)%	(0.05)%
Allowance as percent of total loans	1.08%	1.16%	1.29%
Non-performing loans as % of total loans	0.02%	0.50%	0.03%
Allowance as % of non-performing loans	5,069.01%	194.41%	4,471.60%
Nonaccrual loans as % of total loans	0.00%	0.50%	0.03%
Allowance as % of nonaccrual loans	45,433.33%	231.58%	4,471.60%

The following table details net charge-offs to average loans outstanding by loan category for the years ended December 31:

(Dollars in thousands)	2023		2022		2021	
Commercial						
Net charge-offs (recoveries)	$	15	$	(17)	$	(39)
Average loans for the year	$	76,315	$	71,999	$	98,301
Net charge-offs (recoveries)/average loans		0.02%		(0.02)%		(0.04)%
Real estate:						
Construction						
Net charge-offs (recoveries)	$	(2)	$	(5)	$	—
Average loans for the year	$	99,502	$	91,258	$	98,196
Net charge-offs (recoveries)/average loans		0.00%		(0.01)%		0.00%
Mortgage-residential						
Net charge-offs (recoveries)	$	(9)	$	—	$	(10)
Average loans for the year[1]	$	76,604	$	49,278	$	42,880
Net charge-offs (recoveries)/average loans[1]		(0.01)%		0.00%		(0.02)%
Mortgage-commercial						
Net charge-offs (recoveries)	$	(37)	$	(326)	$	(363)
Average loans for the year	$	747,202	$	662,044	$	597,721
Net charge-offs (recoveries)/average loans		0.00%		(0.05)%		(0.06)%
Consumer:						
Home Equity						
Net charge-offs (recoveries)	$	(22)	$	(12)	$	(69)
Average loans for the year	$	30,884	$	27,479	$	26,399
Net charge-offs (recoveries)/average loans		(0.07)%		(0.04)%		(0.26)%
Other						
Net charge-offs (recoveries)	$	49	$	51	$	26
Average loans for the year	$	14,476	$	12,511	$	8,054
Net charge-offs (recoveries)/average loans		0.34%		0.41%		0.32%
Total:						
Net charge-offs (recoveries)	$	(6)	$	(309)	$	(455)
Average loans for the year[1]	$ 1,044,983		$	914,569	$	871,551
Net charge-offs (recoveries)/average loans[1]		0.00%		(0.03)%		(0.05)%

[1] Average loans exclude loans held for sale

At December 31, 2022, loans acquired in the Cornerstone transaction are excluded from our evaluation of the adequacy of the allowance as they were measured at fair value at acquisition. The assumptions used in this evaluation included a credit component and an interest rate component. These loans amounted to approximately $5.5 million at 2022.

Accrual of interest is discontinued on loans when we believe, after considering economic and business conditions and collection efforts that a borrower's financial condition is such that the collection of interest is doubtful. A delinquent loan is generally placed in nonaccrual status when it becomes 90 days or more past due. At the time a loan is placed in nonaccrual status, all interest, which has been accrued on the loan but remains unpaid, is reversed and deducted from earnings as a reduction of reported interest income. No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain.

Non-interest Income and Expense

Non-interest Income. A significant source of noninterest income is service charges on deposit accounts. We also originate and sell residential loans on a servicing released basis in the secondary market. These loans are originated in our name. The loans have locked in price commitments to be purchased by investors at the time of closing. Therefore, these loans present very little market risk for us. We typically deliver to, and receive funding from, the investor within 30 days. Other sources of noninterest income are derived from investment advisory fees and commissions on non-deposit investment products, ATM/debit card fees, commissions on check sales, safe deposit box rent, wire transfer, official check fees, rental income, and bank owned life insurance income.

Non-interest income during the twelve months ended December 31, 2023 declined to $10.4 million from $11.6 million during the same period in 2022. The $1.1 million decline in non-interest income is primarily related to decreases in non-recurring non-interest income of $866 thousand, and mortgage banking income of $494 thousand partially offset by increases in investment advisory fees and non-deposit commissions of $32 thousand and other non-interest income of $177 thousand.

During the third quarter of 2023, we sold $39.9 million of book value U.S. Treasuries in our available-for-sale investment securities portfolio. While this sale created a one-time pre-tax loss of $1.2 million, it provided additional liquidity which is being used to pay down borrowings and fund loan growth. The weighted average book yield of the securities sold was 1.75% and the projected earn back period is 1.6 years. Such measures transition the balance sheet to be more efficient, improves net interest margin, and positions us for higher earnings in the future.

Mortgage banking income declined $494 thousand to $1.4 million during the twelve months ended December 31, 2023 from $1.9 million during the same period in 2022. Secondary mortgage production during the twelve months ended December 31, 2023 was $49.7 million compared to $65.8 million during the same period in 2022 while the gain on sale margin declined to 2.83% during the twelve months ended December 31, 2023 from 2.85% during the same period in 2022. The reduction in mortgage production was primarily due to a higher interest rate environment and low levels of home inventories.

With the headwinds of rising interest rates, we began to market an adjustable rate mortgage (ARM) product during the second quarter of 2022 to provide borrowers with an alternative to fixed-rate mortgages and to help offset anticipated mortgage production challenges. Currently, we are offering 5/6, 7/6, and 10/6 ARM loans that are originated for our loans held-for-investment portfolio. Furthermore, we added a new construction residential real estate team and product during the latter part of 2022. Total mortgage production during the twelve months ended December 31, 2023 was $135.7 million, $49.7 million of the production was originated to be sold in the secondary market, $32.5 million of the loan production was originated as ARM loans for our loans held-for-investment portfolio, and $53.5 million of the loan production was commitments for new construction residential real estate loans. As these ARM and new construction residential real estate loans are being held on our balance sheet as loans held-for-investment, the result is additive to loan growth and interest income but results in less gain on sale fee income, which is reported in noninterest income as mortgage banking income.

Investment advisory fees increased $32 thousand to $4.5 million during the twelve months ended December 31, 2023 from $4.5 million during the same period in 2022. Total assets under management were $755.4 million at December 31, 2023 compared to $558.8 million at December 31, 2022. Our net new assets were $39.2 million during the twelve months ended December 31, 2023. Furthermore, our investment performance for the twelve months ended December 31, 2023 was 28.2% compared to 24.2% for the S&P 500.

The $977 thousand in non-recurring contra non-interest income during the twelve months ended December 31, 2023 includes the previously mentioned loss on sale of securities of $1.2 million, gains on sale of other real estate owned of $151 thousand, a bank owned life insurance claim of $93 thousand, and gains on insurance proceeds of $28 thousand. We recorded $111 thousand in other non-recurring contra income related to a loss on sale of other real estate owned of $45 thousand, due to the sale of one other real estate owned property, and a loss on sale of other assets of $73 thousand, due to the sale of one bank owned premise, partially offset by gains on insurance proceeds of $7 thousand during the twelve months ended December 31, 2022.

Non-interest income, other increased $177 thousand during the twelve months ended December 31, 2023 compared to the same period in 2022 primarily due to increases in ATM debit card income of $65 thousand and rental income of $48 thousand.

Non-interest income during the twelve months ended December 31, 2022 was $11.6 million compared to $13.9 million during the same period in 2021. Deposit service charges declined $17 thousand to $960 thousand during the twelve months ended December 31, 2022 from $977 thousand during the same period in 2021 primarily due to customer refunds related to the completion of a project to discontinue multiple presentments on consumer returns and refund customers in a determined "lookback period" of two years. A total of $39 thousand was refunded to 477 accounts ($24 thousand was refunded to 313 active accounts and $15 thousand was refunded to 164 closed accounts). Furthermore, effective July 1, 2022, we increased the NSF de minimis amount to $50 from $5 and reduced our maximum fee per day to $140 from $210, each of which will impact our future aggregate deposit service charges. Mortgage banking income declined by $2.4 million to $1.9 million during the twelve months ended December 31, 2022 from $4.3 million during the same period in 2021. Mortgage production during the twelve months ended December 31, 2022 was $88.6 million, $65.8 million of the production was originated to be sold in the secondary market and $22.8 million of the production was originated as adjustable rate mortgage (ARM) loans for our loans held-for-investment portfolio, compared to $142.1 million, which was all produced to be sold in the secondary market during the same period in 2021. The gain on sale margin decreased to 2.85% during the twelve months ended December 31, 2022 from 3.04% during the same period in 2021. The reduction in mortgage production was primarily due to a higher interest rate environment and low housing inventory. With the headwinds of rising interest rates, we began to market an ARM product during the second quarter of 2022 to provide borrowers with an alternative to fixed-rate mortgages and to help offset anticipated mortgage production challenges. Currently, we are offering 5/1, 7/1, and 10/1 ARM loans that are originated for our loans held-for-investment portfolio. As these ARM loans are being held on our balance sheet as loans held-for-investment, the result is additive to loan growth and interest income but results in less gain on sale fee income, which is reported in noninterest income as mortgage banking income.

Investment advisory fees increased $484 thousand to $4.5 million during the twelve months ended December 31, 2022 from $4.0 million during the same period in 2021. Total assets under management declined to $558.8 million at December 31, 2022 compared to $650.9 million at December 31, 2021. While revenue in our financial planning and investment management line of business increased during the twelve months of 2022 compared to the same period in 2021, assets under management (AUM) declined due to the stock market performance in the twelve months of 2022. Our investment advisory fees trail changes in AUM. Management continues to focus on both the mortgage banking income as well as the investment advisory fees and commissions. Gain (loss) on sale of other real estate owned was a loss of $45 thousand during the twelve months ended December 31, 2022 compared to a gain of $77 thousand during the same period in 2021. The $45 thousand loss was related to the sale of one other real estate owned property during the twelve months ended December 31, 2022. Gain (loss) on sale of other assets was a loss of $73 thousand during the twelve months ended December 31, 2022 compared to a gain of $117 thousand during the same period in 2021. The $73 thousand loss in 2022 was related to the sale of one bank owned premise during the twelve months ended December 31, 2022. The $117 thousand gain in 2021 was related to a $104 thousand gain on sale of bank premise held-for-sale and a $13 thousand gain on the sale of bank owned land during the twelve months ended December 31, 2021. Other non-recurring income declined $164 thousand to $7 thousand during the twelve months ended December 31, 2022 from $171 thousand during the same period in 2021. The reduction in other non-recurring income was related to the collection of $147 thousand in summary judgments related to two loans charged off at a bank, which we subsequently acquired and $24 thousand in gains on insurance proceeds during the twelve months ended December 31, 2021. We recorded $7 thousand in other non-recurring income related to gains on insurance proceeds during the twelve months ended December 31, 2022.

Non-interest income, other increased $93 thousand during the twelve months ended December 31, 2022 compared to the same period in 2021 primarily due to increases in ATM/debit card income of $37 thousand, recurring income on bank owned life insurance of $28 thousand, rental income of $11 thousand, wire transfer fees of $14 thousand, and bankcard fees of $14 thousand partially offset by lower customer check sales of $19 thousand.

The following table sets forth for the periods indicated the primary components of noninterest income:

(In thousands)	Year ended December 31,		
	2023	2022	2021
Deposit service charges	963	960	977
Mortgage banking income	1,406	1,900	4,319
Investment advisory fees and non-deposit commissions	4,511	4,479	3,995
Loss on sale of securities	(1,249)	—	—
Gain (loss) on sale of other real estate owned	151	(45)	77
Gain on sale of other assets	—	(73)	117
Other non-recurring income	121	7	171
ATM debit card income	2,771	2,706	2,669
Recurring income on bank owned life insurance	745	721	693
Rental income	370	322	311
Other service fees including safe deposit box fees	230	251	243
Wire transfer fees	119	132	118
Other	283	209	214
Total	$ 10,421	$ 11,569	$ 13,904

Non-interest Expense. In the very competitive financial services industry, we recognize the need to place a great deal of emphasis on expense management and continually evaluate and monitor growth in discretionary expense categories in order to control future increases.

Non-interest expense during the twelve months ended December 31, 2023 increased to $43.1 million from $41.3 million during the same period in 2022. The $1.9 million increase in non-interest expense is primarily due to increases in salaries and benefits of $507 thousand, occupancy expense of $155 thousand, equipment expense of $223 thousand, marketing and public relations of $237 thousand, FDIC assessment of $223 thousand, and other expense of $753 thousand partially offset by lower other real estate expense of $420 thousand.

- Salary and benefit expense increased $507 thousand to $25.9 million during the twelve months ended December 31, 2023 from $25.4 million during the same period in 2022. This increase is primarily a result of normal salary adjustments, the addition of six employees in our York County, South Carolina office in 2022, the addition of new mortgage lenders during the third quarter of 2022, and increased compensation levels for banking office employees implemented at the beginning of the third quarter of 2022, partially offset by lower mortgage banking commissions and annual incentive compensation. We had 268 full-time employees, 14 part-time employees, and five seasonal/on-call employees at December 31, 2023 compared to 254 full-time employees, seven part-time employees, and eight seasonal/on-call employees at December 31, 2022.

- Occupancy expense increased $155 thousand to $3.2 million during the twelve months ended December 31, 2023 compared to $3.0 million during the same period in 2022 primarily related to the opening of our York County, South Carolina office in 2022, the expansion of our Southlake operations and support location in Lexington, South Carolina, and higher maintenance expense partially offset by lower janitorial expense.

- Equipment expense increased $223 thousand to $1.6 million during the twelve months ended December 31, 2023 compared to $1.3 million during the same period in 2022 primarily due to higher equipment maintenance and repair, equipment depreciation, and auto expense.

- Marketing and public relations increased $237 thousand to $1.5 million during the twelve months ended December 31, 2023 from $1.3 million during the same period in 2022 primarily due to media production and campaigns.

- FDIC assessments increased $436 thousand to $904 thousand during the twelve months ended December 31, 2023 compared to $468 thousand during the same period in 2022 due to an increase in our FDIC assessment rate.

- Other real estate expenses declined $420 thousand to $112 thousand in contra expenses or credits during the twelve months ended December 31, 2023 compared to $308 thousand in expenses during the same period in 2022 primarily due to a reversal in accruals for real estate taxes on a non-accrual loan, which were either paid by the borrower or recovered as a result of the sale of the real estate.

- Other expense increased $753 thousand to $10.1 million during the twelve months ended December 31, 2023 compared to $9.4 million during the same period in 2022, which included

  o Computer service expense, which includes core banking and electronic processing and services, ATM/debit card processing, software subscriptions and services and wire processing fees, increased $344 thousand primarily due to higher customer activity and enhanced technology solutions.

  o Debit card and fraud losses increased $137 thousand due to an extraordinary spike in mail check fraud losses during the third quarter of 2023. We believe this spike, with over three times the normal customer-reported incidences, is directly related to confirmed local mail thefts within our markets, as well as fraudsters targeting smaller counterfeit check amounts to avoid early detection. Our current case volumes, as reported by customers, suggest that the spike has abated. However, because fraud risk is ever evolving, we have responded with countermeasures including deploying additional resources, and conducting a formal customer education marketing campaign called "THINK TWICE", which requests customers who have been a victim of fraud to enhance their check authorization processes and upgrade to our current fraud detection system.

  o Telephone expense increased $131 thousand primarily due to a change in our telecommunications vendor, which resulted in paying two vendors for a period of time.

  o Director fees increased $113 thousand primarily due to an increase in director compensation, which includes an increase in director stock awards.

  o Loan processing and closing costs increased $65 thousand due to an increase in loans.

  o Correspondent services increased $51 thousand.

  o Legal and professional fees declined $135 thousand primarily due to lower legal expense.

  o Investment advisory services declined $80 thousand.

Non-interest expense increased $2.1 million during the twelve months ended December 31, 2022 to $41.3 million compared to $39.2 million during the same period in 2021. The $2.1 million increase in non-interest expense is primarily related to increased salaries and employee benefits expense of $863 thousand, increased occupancy expense of $55 thousand, increased equipment expense of $47 thousand, increased marketing and public relations expense of $86 thousand, increased legal and professional fees of $299 thousand, increased ATM/debit card and data processing expense of $428 thousand, increased other real estate expense including other real estate write-downs of $203 thousand, increased fraud expense of $106 thousand, increased travel, meals, and entertainment expense of $103 thousand, and increased postage / courier expense of $118 thousand partially offset by lower FDIC assessments of $150 thousand, lower amortization of intangibles of $43 thousand, and lower loan processing costs of $63 thousand.

- Salary and benefit expense increased $863 thousand to $25.4 million during the twelve months ended December 31, 2022 from $24.5 million during the same period in 2021. This increase is primarily a result of normal salary adjustments, financial planning and investment advisory commissions, the addition of six employees in our York County, South Carolina office, which opened as a loan production office on March 14, 2022 and converted to a full service branch on October 20, 2022, the addition of new mortgage lenders in the third quarter of 2022, and increased compensation levels for banking officer employees implemented at the beginning of the third quarter of 2022 partially offset by lower mortgage commissions and open positions. We had 254 full-time employees at December 31, 2022 compared to 250 at December 31, 2021.

- Occupancy expense increased $55 thousand to $3.0 million during the twelve months ended December 31, 2022 compared to $2.9 million during the same period in 2021 primarily related to major maintenance projects and our loan production office in York County, South Carolina (which converted to a full service branch on October 20, 2022) partially offset by lower janitorial services expense and lower bank premises taxes due to the sale of one bank owned property in 2022 and two bank owned properties in 2021.

- Equipment expense increased $47 thousand to $1.3 million during the twelve months ended December 31, 2022 compared to $1.3 million during the same period in 2021 primarily due to increases in auto expense and ATM and security monitoring service agreements.

- Marketing and public relations expense increased $86 thousand to $1.3 million during the twelve months ended December 31, 2022 compared to $1.2 million during the same period in 2021 due to larger media schedules including activity in our new York County, South Carolina market.

- FDIC assessments declined $150 thousand to $468 thousand during the twelve months ended December 31, 2022 compared to $618 thousand during the same period in 2021 due to a reduction in our FDIC assessment rate.

- Other real estate expenses increased $203 thousand to $308 thousand during the twelve months ended December 31, 2022 compared to $105 thousand during the same period in 2021 due to the accrual of $210 thousand in 2022 real estate taxes on one non-accrual loan and $69 thousand in write-downs on two other real estate owned properties during the twelve months ended December 31, 2022 compared to $50 thousand in write-downs during the same period in 2021.

- Amortization of intangibles declined $43 thousand to $158 thousand during the twelve months ended December 31, 2022 compared to $201 thousand during the same period in 2021.

- Other expense increased $991 thousand to $9.4 million during the twelve months ended December 31, 2022 compared to $8.4 million during the same period in 2021.

  o ATM/debit card and data processing expense increased $428 thousand primarily due to higher ATM debit card customer activity, core processing system expenses, and enhanced technology solutions.

  o Fraud expense increased $106 thousand primarily related to an isolated fraud incident.

  o Travel, meals, and entertainment increased $103 thousand due to more in-person meetings from eased COVID-19 restrictions.

  o Postage and courier expense increased $118 thousand partially due to higher fuel costs.

  o Legal and professional fees increased $299 thousand primarily due to higher legal, professional, recruiting, and consulting fees.

  o Loan processing and closing costs/fees declined $63 thousand primarily due to lower mortgage loan processing costs.

The following table sets forth for the periods indicated the primary components of noninterest expense:

(In thousands)	Year ended December 31,		
	2023	2022	2021
Salaries and employee benefits	$ 25,864	$ 25,357	$ 24,494
Occupancy	3,157	3,002	2,947
Equipment	1,566	1,343	1,296
Marketing and public relations	1,496	1,259	1,173
FDIC Insurance assessments	904	468	618
Other real estate expense	(112)	308	105
Amortization of intangibles	158	158	201
Core banking and electronic processing and services	2,512	2,469	2,397
ATM/debit card processing	1,074	885	694
Software subscriptions and services	1,008	896	733
Supplies	134	134	116
Telephone	485	354	365
Courier	284	279	181
Correspondent services	354	303	280
Insurance	381	358	325
Debit card and Fraud losses	422	285	160
Investment advisory services	329	409	420
Loan processing and closing costs	331	266	329
Director fees	601	488	500
Legal and Professional fees	1,042	1,177	878
Shareholder expense	197	221	212
Other	957	834	777
	$ 43,144	$ 41,253	$ 39,201

*   Core banking and electronic processing and services includes core processing, bill payment, online banking, remote deposit capture, wire processing services and postage costs for mailing customer notices and statements.

Income Tax Expense

Our income tax expense for 2023 was $3.2 million as compared to income tax expense for the year ended December 31, 2022 of $3.8 million and $4.2 million for the year ended December 31, 2021 (see Note 14 "Income Taxes" to the Consolidated Financial Statements for additional information). We recognize deferred tax assets for future deductible amounts resulting from differences in the financial statement and tax bases of assets and liabilities and operating loss carry forwards. The deferred tax assets are established based on the amounts expected to be paid/recovered at existing tax rates. A valuation allowance is established to reduce the deferred tax asset to the level that it is more likely than not that the tax benefit will be realized. Our effective tax rate was 21.3% during the twelve months ended December 31, 2023 compared to 20.6% during the twelve months ended December 31, 2022 and compared to 21.3% during the twelve months ended December 31, 2021. The effective tax rates were affected by a $122 thousand non-recurring reduction to income tax during the twelve months ended December 31, 2023 and by a $153 thousand non-recurring reduction to income tax expense during the twelve months ended December 31, 2022. As a result of our current level of tax-exempt securities in our investment portfolio and our BOLI holdings, assuming the current corporate rate remains unchanged, our effective tax rate is expected to be approximately 21.75% to 22.25%.

Financial Position

Assets increased $154.7 million, or 9.2%, to $1.8 billion at December 31, 2023 from $1.7 billion at December 31, 2022. The $154.7 million increase in assets was primarily due to loans (excluding loans held-for-sale), which increased $153.2 million, or 15.6%, to $1.1 billion at December 31, 2023 from $980.9 million at December 31, 2022.

Earning Assets

Loans and loans held-for-sale

Loans held-for-sale increased to $4.4 million at December 31, 2023 from $1.8 million at December 31, 2022. Loans (excluding loans held-for-sale) increased $153.2 million, or 15.6%, to $1.1 billion at December 31, 2023 from $980.9 million at December 31, 2022. Total loan production, excluding mortgage secondary market and new construction residential real estate, was $198.8 million during the twelve months ended December 31, 2023 compared to $280.1 million during the same period in 2022. Advances from unfunded commercial construction loans available for draws were $100.9 million during the twelve months ended December 31, 2023. Total mortgage production during the twelve months ended December 31, 2023 was $135.7 million, $49.7 million of the production was originated to be sold in the secondary market, $32.5 million of the loan production was originated as ARM loans for our loans held-for-investment portfolio, and $53.5 million of the loan production was commitments for new construction residential real estate loans. Total mortgage production during the twelve months ended December 31, 2022 was $107.2 million, $65.8 million of the production was originated to be sold in the secondary market, $22.8 million of the loan production was originated as ARM loans for our loans held-for-investment portfolio, and $18.6 million of the loan production was commitments for new construction residential real estate loans. As these ARM and new construction residential real estate loans are being held on our balance sheet as loans held-for-investment, the result is additive to loan growth and interest income but results in less gain on sale fee income, which is reported in noninterest income as mortgage banking income. The increase in mortgage production was primarily due to higher ARM and construction residential real estate loan production partially offset by lower secondary market production. Payoffs and paydowns declined to $87.0 million during the twelve months ended December 31, 2023 compared to $177.1 million during the same period in 2022. The loan-to-deposit ratio (including loans held-for-sale) at December 31, 2023 and December 31, 2022 was 75.3% and 70.9%, respectively. The loan-to-deposit ratio (excluding loans held-for-sale) at December 31, 2023 and December 31, 2022 was 75.1% and 70.8%, respectively.

One of our goals as a community bank has been, and continues to be, to grow our assets through quality loan growth by providing credit to small and mid-size businesses and individuals within the markets we serve. We remain committed to meeting the credit needs of our local markets. Based on the Bank's loan portfolio as of December 31, 2023, its non-owner occupied commercial real estate loans and its construction and land development loans were approximately 313% and 74% of total risk-based capital, respectively. Furthermore, our three-year growth in non-owner occupied commercial real estate loans was 47% from December 31, 2020 to December 31, 2023. We have expertise and a long history in originating and managing commercial real estate loans. We have a strong credit underwriting process, which includes management and board oversight. We perform rigorous monitoring, stress testing, and reporting of these portfolios at the management and board levels, and we continue to monitor the level of the concentration in commercial real estate loans within the Bank's loan portfolio monthly.

Loans typically provide higher yields than the other types of earning assets. During 2023 and 2022, loans accounted for 64.2% and 59.7% of average earning assets, respectively. The loan portfolio (including held-for-sale) averaged $1.0 billion in 2023 as compared to $920.4 million in 2022. Quality loan portfolio growth continued to be a strategic focus of ours in 2023. However, with the higher loan yields, there are inherent credit and liquidity risks, which we attempt to control and counterbalance. One of our goals as a community bank continues to be to grow our assets through quality loan growth by providing credit to small and mid-size businesses, as well as individuals within the markets we serve. We remain committed to meeting the credit needs of our local markets, but adverse national and local economic conditions, as well as deterioration of our asset quality, could significantly impact our ability to grow our loan portfolio. Significant increases in regulatory capital expectations beyond the traditional "well capitalized" ratios and significantly increased regulatory burdens could impede our ability to leverage our balance sheet and expand the loan portfolio.

The following table shows the composition of the loan portfolio by category:

(In thousands)	2023	2022	2021
Commercial, financial & agricultural	$ 78,134	$ 72,409	$ 69,952
Real estate:			
Construction	118,225	91,223	94,969
Mortgage—residential	94,796	65,759	45,498
Mortgage—commercial	791,947	709,218	617,464
Consumer:			
Home equity	34,752	28,723	27,116
Other	16,165	13,525	8,703
Total gross loans	$ 1,134,019	$ 980,857	$ 863,702
Allowance for credit losses	(12,267)	(11,336)	(11,179)
Total net loans	$ 1,121,752	$ 969,521	$ 852,523

In the context of this discussion, a real estate mortgage loan is defined as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan. We follow the common practice of financial institutions in our market area of obtaining a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan components. Generally, we limit the loan-to-value ratio to 80%. The principal components of our loan portfolio at December 31, 2023 and 2022 were commercial mortgage loans in the amount of $791.9 million and $709.2 million, respectively, representing 69.8% and 72.3% of the portfolio, respectively, excluding loans held for sale. Significant portions of these commercial mortgage loans are made to finance owner-occupied real estate. We continue to maintain a conservative philosophy regarding our underwriting guidelines, and believe we will reduce the risk elements of the loan portfolio through strategies that diversify the lending mix.

The repayment of loans in the loan portfolio as they mature is a source of liquidity. The following table sets forth the loans maturing within specified intervals at December 31, 2023.

Loan Maturity Schedule and Sensitivity to Changes in Interest Rates

(In thousands)	December 31, 2023				
	One Year or Less	Over One Year Through Five Years	Over Five Years Through Fifteen years	Over Fifteen Years	Total
Commercial, financial and agricultural	$ 9,626	$ 45,046	$ 23,462	$ —	$ 78,134
Real estate:					
Construction[1]	28,735	51,257	38,233	—	118,225
Mortgage-residential	3,316	17,726	2,892	70,862	94,796
Mortgage-commercial	54,671	466,876	269,069	1,331	791,947
Consumer:					
Home equity	1,940	6,475	26,337	—	34,752
Other	2,819	12,367	573	406	16,165
Total	$ 101,107	$ 599,747	$ 360,566	$ 72,599	$1,134,019

[1] Included in construction loans are construction-to-permanent loans that will move to their permanent loan category upon completion of the construction phase.

Loans maturing after one year with:

Variable Rate	$ 116,761
Fixed Rate	916,151
	$ 1,032,912

The information presented in the above table is based on the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon their maturity.

Investment Securities

Our investment securities portfolio is a significant component of our total earning assets. Investment securities declined $58.6 million to $506.2 million, net of allowance for credit losses on investments of $30 thousand, at December 31, 2023 from $564.8 million, net of allowance for credit losses on investments of zero, at December 31, 2022. The $58.6 million decline was primarily related to the previously mentioned sale of $39.9 million of book value US Treasuries in our available-for-sale investment securities portfolio and normal principal cash flows. Our investment securities portfolio averaged $541.1 million in 2023, as compared to $570.6 million in 2022, which represents 33.2% and 37.0% of the average earning assets for the years ended December 31, 2023 and 2022, respectively.

On June 1, 2022, we reclassified $224.5 million in investments to held-to-maturity (HTM) from available-for-sale (AFS). These securities were transferred at fair value at the time of the transfer, which became the new cost basis for the securities held to maturity. The pretax unrealized net holding loss on the available-for-sale securities on the date of transfer totaled approximately $16.7 million, and continued to be reported as a component of accumulated other comprehensive loss. This net unrealized loss is being amortized to interest income over the remaining life of the securities as a yield adjustment. There were no gains or losses recognized as a result of this transfer. The remaining pretax unrealized net holding loss on these investments was $14.0 million ($11.1 million net of tax) at December 31, 2023. The remaining pretax unrealized net holding loss on these investments was $15.7 million ($12.4 million net of tax) at December 31, 2022. Our HTM investments totaled $217.2 million and represented approximately 43% of our total investments at December 31, 2023. Our AFS investments totaled $282.2 million or approximately 56% of our total investments at December 31, 2023. Our investments at cost totaled $6.8 million or approximately 1% of our total investments at December 31, 2023. The unrealized losses on our investment securities are related to an increase in market interest rates, which has a temporary negative impact on the fair value of our investment securities portfolio and on accumulated other comprehensive income (loss), which is included in shareholders' equity.

At December 31, 2023, the estimated weighted average life of our total investment portfolio was 6.26 years, the modified duration was 4.8, the effective duration was 3.9, and the weighted average tax equivalent book yield was 3.86%. At December 31, 2022, the estimated weighted average life of our investment portfolio was 6.41 years, the modified duration was 4.32, and the weighted average tax equivalent book yield was 3.33%.

We held no debt securities rated below investment grade at December 31, 2023 and December 31, 2022.

The following table shows the Available-for Sale investment portfolio composition.

	December 31,		
(Dollars in thousands)	2023	2022	2021
Securities available-for-sale at fair value:			
US Treasury Securities	$ 18,346	$ 55,982	$ 15,436
Government sponsored enterprises	2,129	2,074	2,501
Small Business Administration pools	15,721	21,088	31,273
Mortgage-backed securities	238,159	244,599	397,729
State and local government	—	—	109,848
Corporate and Other Securities	7,871	8,118	8,052
Total	$ 282,226	$ 331,861	$ 564,839

The following table shows the Held-to-Maturity investment portfolio composition.

	December 31,		
(Dollars in thousands)	2023	2022	2021
Securities held-to-maturity at fair value:			
Mortgage-backed securities	$ 104,250	$ 113,116	$ —
Corporate and Other Securities	101,268	100,497	—
Total	$ 205,518	$ 213,613	$ —

We hold other investments carried at cost totaling $6.8 million and $4.2 million at December 31, 2023 and 2022, respectively. Other investments, at cost, include Federal Home Loan Bank ("FHLB") stock in the amount of $5.4 million, corporate stock in the amount of $1.0 million, and a venture capital fund in the amount of $354.1 thousand at December 31, 2023. The Company held FHLB stock in the amount of $2.9 million, corporate stock in the amount of $1.0 million, and a venture capital fund in the amount of $274.2 thousand at December 31, 2022. These are equity securities without readily determinable fair values. Investment in the FHLB of Atlanta is a condition of borrowing from the FHLB Atlanta. FHLB stock is carried at cost, and periodically evaluated for impairment based on an assessment of the ultimate recovery of par value. Both cash and stock dividends are reported as interest income. Dividends received on other investments, at cost are reported as interest income.

Investment Securities Maturity Distribution and Yields

The following table shows, at amortized cost, the expected maturities and weighted average yield, which is calculated using amortized cost as the weight and tax-equivalent book yield, of securities held at December 31, 2023:

(In thousands)	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
Available-for-sale:	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
US Treasury Securities	$ 4,998	1.02%	$ 995	0.74%	$ 14,798	1.24%	$ —	—
Government sponsored enterprises	—	—	$ —	—	2,500	2.00%	—	—
Small Business Administration pools	$ 2	5.99%	2,944	6.57%	6,975	4.70%	6,187	5.59%
Mortgage-backed securities	3	3.61%	3,732	4.08%	8,451	4.26%	243,571	4.38%
Corporate and other securities	—	—	1,988	7.49%	6,758	3.76%	13	—
Total investment securities available-for-sale	$ 5,003	1.02%	$ 9,658	5.29%	$ 39,482	2.98%	$ 249,772	4.41%

(In thousands)	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
Held-to-Maturity:	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Mortgage-backed securities	$ 809	2.22%	$ 28,123	3.19%	$ 26,878	3.36%	$ 56,930	3.47%
State and local government	—	—	14,728	3.12%	42,117	3.39%	47,614	3.27%
Total investment securities held-to-maturity	$ 809	2.22%	$ 42,851	3.17%	$ 68,995	3.39%	$ 104,544	3.38%

Short-Term Investments

Short-term investments, which consist of federal funds sold, securities purchased under agreements to resell and interest bearing deposits, averaged $42.9 million in 2023, as compared to $50.5 million in 2022. The decline in short-term investments in 2023 is primarily due to loan growth exceeding deposit growth, which resulted in short-term investments used to fund loan growth. We maintain the majority of our short-term overnight investments in our account at the Federal Reserve rather than in federal funds at various correspondent banks due to the lower regulatory capital risk weighting. These funds are an immediate source of liquidity and are generally invested in an earning capacity on an overnight basis. Other short-term investments, including funds on deposit at the Federal Reserve, increased $53.9 million to $66.8 million at December 31,

2023 from $12.9 million at December 31, 2022 due to the previously mentioned sale of investment securities, the issuance of $48.1 million in brokered certificates of deposits, and higher borrowings during the twelve months ended December 31, 2023. This additional liquidity will be used to fund loan growth and or reduce borrowings.

Deposits and Other Interest-Bearing Liabilities

Deposits. Deposits increased $125.6 million, or 9.1%, to $1.5 billion at December 31, 2023 compared to $1.4 billion at December 31, 2022. Our pure deposits, which are defined as total deposits less certificates of deposits, increased $4.7 million, or 0.4%, to $1.3 billion at December 31, 2023 from $1.3 billion at December 31, 2022. We continue to focus on growing our pure deposits as a percentage of total deposits in order to better manage our overall cost of funds. Average deposits were $1.4 billion during 2023 compared to $1.4 billion in 2022. Average non-interest bearing deposits were $450.2 million in 2023 compared to $469.3 million in 2022. Average interest-bearing deposits were $980.8 million in 2023 compared to $948.3 million in 2022. Certificates of deposits increased $97.7 million to $202.5 million at December 31, 2023 from $104.9 million at December 31, 2022. To secure a cost-effective stable funding source, during the third quarter of 2023, we issued $48.2 million in brokered certificates of deposit ranging in terms from six months to three years, with the three year term callable after six months. We began using brokered deposits during the third quarter of 2023 to optimize our funding blend, as such, we had $48.1 million and zero dollars in brokered deposits at December 31, 2023 and December 31, 2022, respectively. Total uninsured deposits were $436.6 million and $407.0 million at December 31, 2023 and December 31, 2022, respectively. Included in uninsured deposits at December 31, 2023 and December 31, 2022 were $82.8 million and $59.5 million of deposits of states or political subdivisions in the U.S., which are secured or collateralized, respectively. Total uninsured deposits, excluding these deposits that are secured or collateralized, totaled $353.8 million, or 23.4%, of total deposits at December 31, 2023 and $347.5 million, or 25.1%, of total deposits at December 31, 2022. The average balance of all customer deposit accounts at December 31, 2023 was $27,843. The average balance for consumer accounts was $14,995 and the average balance for non-consumer accounts was $61,570.

The following table sets forth the deposits by category:

	December 31,					
	2023		**2022**		**2021**	
(In thousands)	**Amount**	**% of Deposits**	**Amount**	**% of Deposits**	**Amount**	**% of Deposits**
Demand deposit accounts	$ 432,333	28.6%	$ 461,010	33.3%	$ 444,688	32.7%
Interest bearing checking accounts	302,935	20.0%	334,540	24.1%	331,638	24.4%
Money market accounts	404,499	26.8%	295,223	21.3%	287,419	21.1%
Savings accounts	118,623	7.9%	161,770	11.7%	143,765	10.5%
Time deposits less than $100,000	128,977	8.5%	66,410	4.8%	74,489	5.5%
Time deposits more than $100,000	123,634	8.2%	66,429	4.8%	79,292	5.8%
Total deposits	$ 1,511,001	100.0%	$ 1,385,382	100.0%	$ 1,361,291	100.0%

Large certificate of deposit customers, whom we identify as those of $100 thousand or more, tend to be extremely sensitive to interest rate levels, making these deposits less reliable sources of funding for liquidity planning purposes than core deposits. Core deposits, which exclude time deposits of $100 thousand or more, provide a relatively stable funding source for the loan portfolio and other earning assets. Core deposits were $1.4 billion and $1.3 billion at December 31, 2023 and 2022, respectively. Time deposits greater than $250 thousand, the FDIC deposit insurance coverage limit, amounted to $17.1 million and $25.0 million at December 31, 2023 and December 31, 2022, respectively.

A stable base of deposits is expected to continue to be the primary source of funding to meet both our short-term and long-term liquidity needs in the future. The maturity distribution of time deposits is shown in the following table.

Maturities of Certificates of Deposit and Other Time Deposit of $250,000 or More

At December 31, 2023, time deposits in excess of the FDIC insurance limit were as follows:

(In thousands)	December 31, 2023				
	Within Three Months	After Three Through Six Months	After Six Through Twelve Months	After Twelve Months	Total
Time deposits of $250,000 or more	$ 2,470	$ 3,388	$ 10,858	$ 412	$ 17,128

Borrowed funds. Borrowed funds consist of fed funds purchased, securities sold under agreements to repurchase, FHLB advances and long-term debt. Our long-term debt is a result of issuing $15.0 million in trust preferred securities. Short-term borrowings in the form of securities sold under agreements to repurchase averaged $74.6 million, $74.8 million, and $62.2 million during 2023, 2022, and 2021, respectively. The average rates paid during these periods were 2.22%, 0.30%, and 0.14%, respectively. The balances of securities sold under agreements to repurchase were $62.9 million and $68.7 million at December 31, 2023 and December 31, 2022, respectively. The repurchase agreements all mature within one to four days and are generally originated with customers that have other relationships with us and tend to provide a stable and predictable source of funding. Federal funds purchased averaged $1.1 million, $1.5 million, and zero during 2023, 2022, and 2021, respectively. The average rates paid during these periods were 4.73%, 3.54%, and zero, respectively. The balances of federal funds purchased were zero and $22.0 million at December 31, 2023 and December 31, 2022, respectively. As a member of the FHLB, the Bank has access to advances from the FHLB for various terms and amounts. FHLB advances averaged $86.6 million, $9.5 million, and zero during 2023, 2022, and 2021, respectively. The average rates paid during these periods were 5.02%, 3.91%, and zero, respectively. The balances of FHLB advances were $90.0 million and $50.0 million at December 31, 2023 and December 31, 2022, respectively.

The $90.0 million in FHLB advances at December 31, 2023 had maturity dates between March 13, 2024, and November 3, 2026 with interest rates between 4.81% and 5.26%.

We issued $15.5 million in trust preferred securities on September 16, 2004. During the fourth quarter of 2015, we redeemed $500 thousand of these securities. Until the cessation of LIBOR on June 30, 2023, the securities accrued and paid distributions quarterly at a rate of three month LIBOR plus 257 basis points, thereafter, such distributions to be paid quarterly transitioned to an adjusted Secured Overnight Financing Rate (SOFR) index in accordance with the Federal Reserve's final rule implementing the Adjustable Interest Rate Act. The remaining debt may be redeemed in full anytime with notice and matures on September 16, 2034. Trust preferred securities averaged $15.0 million during 2023, 2022, and 2021. The average rates paid during these periods were 7.93%, 4.51%, and 2.78%, respectively. The balances of trust preferred securities were $15.0 million as of December 31, 2023 and December 31, 2022.

At December 31, 2023 and 2022, FHLB advance maturities were as follows:

(In thousands)	December 31, 2023				
	Within Three Months	After Three Through Six Months	After Six Through Twelve Months	After Twelve Months	Total
FHLB Advances	$ 30,000	$ 10,000	$ 50,000	$ —	$ 90,000

(In thousands)	December 31, 2022				
	Within Three Months	After Three Through Six Months	After Six Through Twelve Months	After Twelve Months	Total
FHLB Advances	$ 50,000	$ —	$ —	$ —	$ 50,000

The $90 million in FHLB advances at December 31, 2023 had maturity dates between March 13, 2024 and December 9, 2023 with interest rates between 4.83% and 5.25%. The $50 million in FHLB advances at December 31, 2022 had maturity dates between January 17, 2023 and March 7, 2023 with interest rates between 4.15% and 4.63%.

Capital Adequacy and Dividend Policy

Capital Adequacy

Total shareholders' equity increased $12.7 million, or 10.7%, to $131.1 million at December 31, 2023 from $118.4 million at December 31, 2022. Shareholders' equity increased to 7.2% of total assets at December 31, 2023 from 7.1% at December 31, 2022 due to total asset growth of $154.7 million, or 9.2%, compared to total shareholders' equity growth of $12.7 million, or 10.7%. The growth in assets was due to increases of $153.2 million in loans held-for-investment, $53.9 million in interest-bearing bank balances primarily held at the Federal Reserve and $2.7 million in loans held-for-sale partially offset by a decline of $58.6 million in investment securities. The $12.7 million increase in shareholders' equity was due to a $7.6 million increase in retention of earnings resulting from $11.8 million in net income less $4.2 million in dividends; a $796 thousand increase due to employee and director stock awards; a $438 thousand increase due to our dividend reinvestment plan (DRIP); and a $4.2 million improvement in accumulated other comprehensive loss partially offset by a $300 thousand adjustment related to the implementation of CECL on January 1, 2023. The increase in accumulated other comprehensive loss was due to a decline in market interest rates, which affects the fair value of our investment securities portfolio and accumulated other comprehensive (loss) income, which is included in shareholders' equity.

On April 20, 2022, we announced that our board of directors approved the repurchase of up to 375,000 shares of our common stock (the "2022 Repurchase Plan"), which represented approximately 5% of our 7,606,172 shares outstanding as of December 31, 2023. No repurchases were made under the 2022 Repurchase Plan prior to its expiration at the market close on December 31, 2023.

During each quarter in 2022, we paid a $0.13 per share dividend on our common stock. During each quarter in 2023, we paid an $0.14 per share dividend on our common stock. On January 24, 2024, we announced a $0.14 per share dividend payable on February 20, 2024 to shareholders of record of our common stock on February 6, 2024.

In addition, we have a dividend reinvestment plan that allows existing shareholders the option of reinvesting cash dividends as well as making optional purchases of up to $5,000 in the purchase of common stock per quarter.

The following table shows the return on average assets (net income divided by average total assets), return on average equity (net income divided by average equity), and equity to assets ratio for the three years ended December 31, 2023.

	2023	2022	2021
Return on average assets	0.68%	0.88%	1.02%
Return on average common equity	9.59%	11.99%	11.22%
Equity to assets ratio	7.17%	7.08%	8.90%
Dividend Payout Ratio	35.76%	26.78%	23.24%

While the Company is currently a small bank holding company and so generally is not subject to Basel III capital requirements, our Bank remains subject to such capital requirements. See "Supervision and Regulation—Basel Capital Standards" for additional information on Basel III and the Dodd-Frank Act.

The Bank exceeded the regulatory capital ratios at December 31, 2023 and 2022, as set forth in the following table:

(In thousands)	Required Amount	%	Actual Amount	%	Excess Amount	%
The Bank[1][2]:						
December 31, 2023						
Risk Based Capital						
Tier 1	$ 73,696	6.0%	$ 153,859	12.5%	$ 80,163	6.5%
Total Capital	98,261	8.0%	166,752	13.6%	68,491	5.6%
CET1.........................	55,272	4.5%	153,859	12.5%	98,587	8.0%
Tier 1 Leverage	72,830	4.0%	153,859	8.5%	81,029	4.5%
December 31, 2022						
Risk Based Capital						
Tier 1	$ 64,741	6.0%	$ 145,578	13.5%	$ 80,837	7.5%
Total Capital	86,321	8.0%	156,914	14.5%	70,593	6.5%
CET1.........................	48,555	4.5%	145,578	13.5%	97,023	9.0%
Tier 1 Leverage	67,509	4.0%	145,578	8.6%	78,069	4.6%

[1] As a small bank holding company, the Company is generally not subject to Basel III capital requirements unless otherwise advised by the Federal Reserve.

[2] Required Amounts and Required Ratios do not include the capital conservation buffer of 2.5%.

Dividend Policy

Since we are a bank holding company, our ability to declare and pay dividends is dependent on certain federal and state regulatory considerations, including the guidelines of the Federal Reserve. The Federal Reserve has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. The Federal Reserve's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. In addition, under the prompt corrective action regulations, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect our ability to pay dividends or otherwise engage in capital distributions.

Because the Company is a legal entity separate and distinct from the Bank and does not conduct stand-alone operations, the Company's ability to pay dividends depends on the ability of the Bank to pay dividends to the Company, which is also subject to regulatory restrictions. As a South Carolina-chartered bank, the Bank is subject to limitations on the amount of dividends that it is permitted to pay. Unless otherwise instructed by the S.C. Board, the Bank is generally permitted under South Carolina state banking regulations to pay cash dividends of up to 100% of net income in any calendar year without obtaining the prior approval of the S.C. Board. In addition, the Bank must maintain a capital conservation buffer, above its regulatory minimum capital requirements, consisting entirely of Common Equity Tier 1 capital, in order to avoid restrictions with respect to its payment of dividends to First Community Corporation. The FDIC also has the authority under federal law to enjoin a bank from engaging in what in its opinion constitutes an unsafe or unsound practice in conducting its business, including the payment of a dividend under certain circumstances.

Liquidity Management

Liquidity management involves monitoring sources and uses of funds in order to meet our day-to-day cash flow requirements while maximizing profits. Liquidity represents our ability to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of the investment portfolio is very predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to nearly the same degree of control. Asset liquidity is provided by cash and assets which are readily marketable, or which can be pledged or will mature in the near future. Liability liquidity is provided by access to core funding sources, principally the ability to generate customer deposits in our market area. In addition, liability liquidity is provided through the ability to borrow against approved lines of credit (federal funds purchased) from correspondent banks, to borrow on a secured basis through the Federal Reserve Discount Window, and to borrow on a secured basis through securities sold under agreements to repurchase. Furthermore, the Bank is a member of the FHLB and has the ability to obtain advances for various periods of time. These advances are secured by eligible securities pledged by the Bank or assignment of eligible loans within the Bank's portfolio.

To secure a cost-effective stable funding source, during the third quarter of 2023, we issued $48.2 million in brokered certificates of deposit ranging in terms from six months to three years, with the three year term callable after six months. Brokered certificates of deposit totaled $48.1 million at December 31, 2023. The $48.1 million in brokered deposits had maturity dates between February 9, 2024 and September 25, 2026 with interest rates between 5.30% and 5.70%. We had no brokered deposits and no listing services deposits at December 31, 2022. We believe that we have ample liquidity to meet the needs of our customers through our low cost deposits, our ability to issue brokered deposits, our ability to borrow against approved lines of credit (federal funds purchased) from correspondent banks, our ability to borrow on a secured basis through the Federal Reserve Discount Window, and our ability to obtain advances secured by certain securities and loans from the FHLB.

We generally maintain adequate liquidity and adequate capital, which along with continued retained earnings, we believe will be sufficient to fund the operations of the Bank for at least the next 12 months. Furthermore, we believe that we will have access to adequate liquidity and capital to support the long-term operations of the Bank.

Total shareholders' equity increased $12.7 million, or 10.7%, to $131.1 million at December 31, 2023 from $118.4 million at December 31, 2022. Shareholders' equity increased to 7.2% of total assets at December 31, 2023 from 7.1% at December 31, 2022 due to total asset growth of $154.7 million, or 9.2%, compared to total shareholders' equity growth of $12.7 million, or 10.7%. The growth in assets was due to increases of $153.2 million in loans held-for-investment, $53.9 million in interest-bearing bank balances and $2.7 million in loans held-for-sale partially offset by a decline of $58.6 million in investment securities. The $12.7 million increase in shareholders' equity was due to a $7.6 million increase in retention of earnings resulting from $11.8 million in net income less $4.2 million in dividends; a $796 thousand increase due to employee and director stock awards; a $438 thousand increase due to our dividend reinvestment plan (DRIP); and a $4.2 million improvement in accumulated other comprehensive loss partially offset by a $300 thousand adjustment related to the implementation of CECL on January 1, 2023. The increase in accumulated other comprehensive loss was due to a decline in market interest rates, which affects the fair value of our investment securities portfolio and accumulated other comprehensive (loss) income, which is included in shareholders' equity.

On June 1, 2022, we reclassified $224.5 million in investments to held-to-maturity (HTM) from available-for-sale (AFS). These securities were transferred at fair value at the time of the transfer, which became the new cost basis for the securities held to maturity. The pretax unrealized net holding loss on the available-for-sale securities on the date of transfer totaled approximately $16.7 million, and continued to be reported as a component of accumulated other comprehensive loss. This net unrealized loss is being amortized to interest income over the remaining life of the securities as a yield adjustment. There were no gains or losses recognized as a result of this transfer. The remaining pretax unrealized net holding loss on these investments was $14.0 million ($11.1 million net of tax) at December 31, 2023. The remaining pretax unrealized net holding loss on these investments was $15.7 million ($12.4 million net of tax) at December 31, 2022. Our HTM investments totaled $217.2 million and represented approximately 43% of our total investments at December 31, 2023. Our AFS investments totaled $282.2 million or approximately 56% of our total investments at December 31, 2023. Our investments at cost totaled $6.8 million or approximately 1% of our total investments at December 31, 2023. The unrealized losses on our investment securities are related to an increase in market interest rates, which has a temporary negative impact on the fair value of our investment securities portfolio and on accumulated other comprehensive income (loss), which is included in shareholders' equity.

The Bank maintains federal funds purchased lines in the total amount of $85.0 million with four financial institutions and $10.0 million through the Federal Reserve Discount Window. We utilized none of our federal funds purchased lines at December 31, 2023 compared to $22.0 million at December 31, 2022. The FHLB of Atlanta has approved a line of credit of up to 25.00% of the Bank's total assets, which, when utilized, is collateralized by a pledge against specific investment securities and/or eligible loans. We had $90.0 million in FHLB advances at December 31, 2023 compared to $50.0 million at December 31, 2022. The FHLB advances at December 31, 2023 had maturity dates between March 13, 2024 and November 3, 2026 with interest rates between 4.81% and 5.26%. At December 31, 2023, we have remaining credit availability under this facility in excess of $358.9 million, subject to collateral requirements. Combined, we have total remaining credit availability, subject to collateral requirements, in excess of $453.9 million as compared to uninsured deposits excluding deposits of states or political subdivisions in the U.S., which are secured or collateralized, of $353.8 million as previously noted.

Through the operations of our Bank, we have made contractual commitments to extend credit in the ordinary course of our business activities. These commitments are legally binding agreements to lend money to our customers at predetermined interest rates for a specified period of time. At December 31, 2023, we had issued commitments to extend unused credit of $214.2 million, including $53.1 million in unused home equity lines of credit, through various types of lending arrangements. At December 31, 2022, we had issued commitments to extend unused credit of $156.9 million, including $47.3 million in unused home equity lines of credit, through various types of lending arrangements. We evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on our credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate. We manage the credit risk on these commitments by subjecting them to normal underwriting and risk management processes.

We regularly review our liquidity position and have implemented internal policies establishing guidelines for sources of asset-based liquidity and evaluate and monitor the total amount of purchased funds used to support the balance sheet and funding from noncore sources.

Off-Balance Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with GAAP, are not recorded in the financial statements, or are recorded in amounts that differ from the notional amounts. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are used by the company for general corporate purposes or for customer needs. Corporate purpose transactions are used to help manage credit, interest rate, and liquidity risk or to optimize capital. Customer transactions are used to manage customers' requests for funding. Please refer to Note 15 of our financial statements for a discussion of our off-balance sheet arrangements.

Impact of Inflation

Unlike most industrial companies, the assets and liabilities of financial institutions such as the Company and the Bank are primarily monetary in nature. Therefore, interest rates have a more significant effect on our performance than do the effects of changes in the general rate of inflation and change in prices. In addition, interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, we are not immune from changes occurring in inflation, which risks include a decrease in demand for new mortgage loan and commercial real estate loan originations and refinancings, an increase in competition for deposits, and an increase in non-interest expenses, which may have an adverse impact on our financial performance. As discussed previously, we continually seek to manage the relationships between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Not Applicable

Item 8. Financial Statements and Supplementary Data.

Additional information required under this Item 8 may be found under the accompanying Financial Statements and Notes to Financial Statements under Note 23.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal controls over financial reporting as of December 31, 2023. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework* issued in 2013.

Based on that assessment, we believe that, as of December 31, 2023, our internal control over financial reporting is effective based on those criteria.

/s/ Michael C. Crapps	/s/ D. Shawn Jordan
Chief Executive Officer and President	*Executive Vice President and Chief Financial Officer*

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of First Community Corporation:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of First Community Corporation and its subsidiary (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for credit losses effective January 1, 2023 due to the adoption of Financial Accounting Standards Board Accounting Standards Codification No. 326, Financial Instruments – Credit Losses (ASC 326). The Company adopted the new credit loss standard using the modified retrospective method such that prior period amounts are not adjusted and continue to be reported in accordance with previously applicable generally accepted accounting principles. Our opinion is not modified with respect to this matter. The adoption of the new credit loss standard and its subsequent application is also communicated as a critical audit matter below.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses

As described in Note 4 to the Company's financial statements, the Company has a loan portfolio, net of deferred fees of approximately $1.1 billion and related allowance for credit losses of approximately $12.3 million as of December 31, 2023. As described by the Company in Note 2, the Company adopted the Accounting Standards Codification Topic 326, Financial Instruments – Credit Losses ("ASC 326") on January 1, 2023. Expected credit losses are measured on a collective basis using a non-discounted cash flow methodology with probability of default ("PD") and loss given default ("LGD") for all call report code cohorts. Loans not sharing similar risk characteristics are evaluated on an individual basis. Due to the minimal amount of default activity and limited charge-off history, the Bank has elected to use index PDs and LGDs comprised of rates derived from other community banks in place of the Company's historical PDs and LGDs. The Company utilizes reasonable and supportable forecasts of future economic conditions when estimating the allowance for credit losses on loans. The calculation includes a 12-month PD forecast based on the peer index regression model comparing peer defaults to the national unemployment rate. Additionally, the allowance for credit losses calculation includes subjective adjustments for qualitative risk factors that are likely to cause estimated credit losses to differ from historical experience.

We identified the Company's estimate of the allowance for credit losses as a critical audit matter. The principal considerations for our determination of the allowance for credit losses as a critical audit matter related to the high degree of subjectivity in the Company's judgments in determining the qualitative factors, model assumptions, forecasts and forecasting periods. Auditing these complex judgments and assumptions by the Company involves especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters, including the extent of specialized skill or knowledge needed.

The primary procedures we performed to address this critical audit matter included the following:

- We evaluated the appropriateness of the methodology applied in the adoption of ASC 326.

- We evaluated the relevance and the reasonableness of assumptions related to evaluation of the loan portfolio, current and forecasted economic conditions, and other risk factors used in development of the qualitative factors.

- We tested the completeness and accuracy of the significant inputs into the model including the underlying data used to develop the qualitative factors and forecasts.

- We validated the mathematical accuracy of the calculation.

- We evaluated the reasonableness of assumptions and data used by the Company in developing the qualitative factors by comparing these data points to internally developed and third-party sources, as well as other audit evidence gathered.

- Analytical procedures were performed to evaluate the directional consistency of changes that occurred in the allowance for credit losses for loans.

/s/ Elliott Davis, LLC
Firm ID: 149
We have served as the Company's auditor since 2006.

Columbia, South Carolina
March 21, 2024

FIRST COMMUNITY CORPORATION
Consolidated Balance Sheets

	December 31,	
(Dollars in thousands, except par values)	2023	2022
ASSETS		
Cash and due from banks	$ 27,908	$ 24,464
Interest-bearing bank balances	66,787	12,937
Investment securities available-for-sale	282,226	331,862
Investment securities held-to-maturity, fair value of $205,518 and $213,613 at December 31, 2023 and December 31, 2022, respectively, net of allowance for credit losses-investments	217,170	228,701
Other investments, at cost	6,800	4,191
Loans held-for-sale	4,433	1,779
Loans held-for-investment	1,134,019	980,857
Less, allowance for credit losses	12,267	11,336
Net loans held-for-investment	1,121,752	969,521
Property and equipment - net	30,589	31,277
Lease right-of-use asset	3,248	2,702
Bank owned life insurance	30,174	29,952
Other real estate owned	622	934
Intangible assets	604	761
Goodwill	14,637	14,637
Other assets	20,738	19,228
Total assets	$1,827,688	$1,672,946
LIABILITIES		
Deposits:		
Non-interest bearing	$ 432,333	$ 461,010
Interest bearing	1,078,668	924,372
Total deposits	1,511,001	1,385,382
Securities sold under agreements to repurchase	62,863	68,743
Federal funds purchased	—	22,000
Federal Home Loan Bank advances	90,000	50,000
Junior subordinated debt	14,964	14,964
Lease liability	3,426	2,832
Other liabilities	14,375	10,664
Total liabilities	1,696,629	1,554,585
Commitments and Contingencies (Note 15)		
SHAREHOLDERS' EQUITY		
Preferred stock, par value $1.00 per share; 10,000,000 shares authorized; none issued and outstanding	—	—
Common stock, par value $1.00 per share; 20,000,000 shares authorized; issued and outstanding 7,606,172 at December 31, 2023 and 7,577,912 at December 31, 2022	7,606	7,578
Nonvested restricted stock and stock units	2,181	1,461
Additional paid in capital	93,167	92,683
Retained earnings	56,296	49,025
Accumulated other comprehensive loss	(28,191)	(32,386)
Total shareholders' equity	131,059	118,361
Total liabilities and shareholders' equity	$1,827,688	$1,672,946

See Notes to Consolidated Financial Statements

FIRST COMMUNITY CORPORATION
Consolidated Statements of Income

	Year Ended December 31,		
(Dollars in thousands except per share amounts)	2023	2022	2021
Interest income:			
Loans, including fees	$ 52,317	$ 39,234	$ 39,671
Investment securities - taxable	16,715	9,725	6,155
Investment securities - non taxable	1,471	1,525	1,564
Other short term investments and CDs	2,194	633	130
Total interest income	72,697	51,117	47,520
Interest expense:			
Deposits	16,563	1,849	1,740
Securities sold under agreement to repurchase	1,658	227	85
Other borrowed money	5,584	1,098	416
Total interest expense	23,805	3,174	2,241
Net interest income	48,892	47,943	45,279
Provision for (release of) credit losses	1,129	(152)	335
Net interest income after provision for (release of) credit losses	47,763	48,095	44,944
Non-interest income:			
Deposit service charges	963	960	977
Mortgage banking income	1,406	1,900	4,319
Investment advisory fees and non-deposit commissions	4,511	4,479	3,995
Loss on sale of securities	(1,249)	—	—
Gain (loss) on sale of other real estate owned	151	(45)	77
Gain (loss) on sale of other assets	—	(73)	117
Other non-recurring income	121	7	171
Other	4,518	4,341	4,248
Total non-interest income	10,421	11,569	13,904
Non-interest expense:			
Salaries and employee benefits	25,864	25,357	24,494
Occupancy	3,157	3,002	2,947
Equipment	1,566	1,343	1,296
Marketing and public relations	1,496	1,259	1,173
FDIC Insurance assessments	904	468	618
Other real estate expense (income)	(112)	308	105
Amortization of intangibles	158	158	201
Other	10,111	9,358	8,367
Total non-interest expense	43,144	41,253	39,201
Net income before tax	15,040	18,411	19,647
Income tax expense	3,197	3,798	4,182
Net income	**$ 11,843**	**$ 14,613**	**$ 15,465**
Basic earnings per common share	$ 1.56	$ 1.94	$ 2.06
Diluted earnings per common share	$ 1.55	$ 1.92	$ 2.05

See Notes to Consolidated Financial Statements

FIRST COMMUNITY CORPORATION
Consolidated Statements of Comprehensive Income (Loss)

	Year ended December 31,		
(Dollars in thousands)	2023	2022	2021
Net income	$ 11,843	$ 14,613	$ 15,465
Other comprehensive income (loss):			
Unrealized gain (loss) during the period on available for sale securities, net of tax (expense) benefit of $(501), $6,190, and $2,128, respectively	1,884	(23,285)	(8,008)
Reclassification adjustment for loss included in net income, net of tax benefit of $262, $0, and $0, respectively	987	—	—
Unrealized loss during the period on available-for-sale securities transferred to held-to-maturity, net of tax benefit of $0, $3,509, and $0, respectively	—	(13,198)	—
Reclassification adjustment for amortization of unrealized losses on securities transferred from available-for-sale to held-to-maturity, net of tax expense of $352, $218, and $0 respectively	1,324	818	—
Other comprehensive income (loss)	4,195	(35,665)	(8,008)
Comprehensive income (loss)	$ 16,038	$ (21,052)	$ 7,457

See Notes to Consolidated Financial Statements

FIRST COMMUNITY CORPORATION
Consolidated Statements of Changes in Shareholders' Equity

(Dollars and shares in thousands)	Common Stock		Additional Paid-in Capital	Nonvested Restricted Stock and Stock Units	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total
	Number Shares Issued	Common Stock					
Balance, December 31, 2020	7,500	$ 7,500	$ 91,380	$ (283)	$ 26,453	$ 11,287	$ 136,337
Net income	—	—	—	—	15,465	—	15,465
Other comprehensive loss net of tax benefit of $2,128	—	—	—	—	—	(8,008)	(8,008)
Issuance of restricted stock	21	21	353	(374)	—	—	—
Issuance of common stock-deferred compensation	12	12	124	—	—	—	136
Amortization of compensation on restricted stock	—	—	—	363	—	—	363
Shares forfeited	(4)	(4)	(66)	—	—	—	(70)
Dividends: Common ($0.48 per share)	—	—	—	—	(3,593)	—	(3,593)
Dividend reinvestment plan	20	20	348	—	—	—	368
Balance, December 31, 2021	7,549	$ 7,549	$ 92,139	$ (294)	$ 38,325	$ 3,279	$ 140,998
Net income	—	—	—	—	14,613	—	14,613
Other comprehensive loss net of tax benefit of $9,481	—	—	—	—	—	(35,665)	(35,665)
Issuance of restricted stock	9	9	190	(199)	—	—	—
Issuance of common stock-deferred compensation	1	1	27	—	—	—	28
Grant of restricted stock units	—	—	—	1,447	—	—	1,447
Amortization of compensation on restricted stock	—	—	—	507	—	—	507
Shares forfeited	(2)	(2)	(40)	—	—	—	(42)
Dividends: Common ($0.52 per share)	—	—	—	—	(3,913)	—	(3,913)
Dividend reinvestment plan	21	21	367	—	—	—	388
Balance, December 31, 2022	7,578	$ 7,578	$ 92,683	$ 1,461	$ 49,025	$ (32,386)	$ 118,361
Net income	—	—	—	—	11,843	—	11,843
Adoption of ASU 2016-13 net of tax benefit of $90	—	—	—	—	(337)	—	(337)
Other comprehensive income net of tax expense of $1,115	—	—	—	—	—	4,195	4,195
Issuance of restricted stock	8	8	146	(154)	—	—	—
Issuance of common stock-deferred compensation	2	2	39	(69)	—	—	(28)
Grant of restricted stock units	—	—	—	180	—	—	180
Amortization of compensation on restricted stock	—	—	—	763	—	—	763
Shares forfeited	(6)	(6)	(115)	—	—	—	(121)
Dividends: Common ($0.56 per share)	—	—	—	—	(4,235)	—	(4,235)
Dividend reinvestment plan	24	24	414	—	—	—	438
Balance, December 31, 2023	7,606	$ 7,606	$ 93,167	$ 2,181	$ 56,296	$ (28,191)	$ 131,059

See Notes to Consolidated Financial Statements

FIRST COMMUNITY CORPORATION
Consolidated Statements of Cash Flows

(Amounts in thousands)		Year Ended December 31,				
		2023		2022		2021
Cash flows from operating activities:						
Net income	$	11,843	$	14,613	$	15,465
Adjustments to reconcile net income to net cash (used) provided in operating activities						
Depreciation		1,760		1,663		1,714
Net premium amortization AFS		(2,507)		1,869		2,317
Net premium amortization HTM		(575)		(264)		—
Provision for credit losses		1,129		(152)		335
Write-downs of other real estate owned		44		69		50
Loss (gain) loss on sale of other real estate owned		(151)		45		(77)
Originations of HFS loans		(50,253)		(64,495)		(139,773)
Sales of HFS loans		47,599		69,836		177,673
Amortization of intangibles		158		158		201
Loss on sale of securities		1,249		—		—
Loss on fair value of equity investments		(19)		(2)		(4)
Accretion on acquired loans		(81)		(49)		(135)
Gain on sale of other assets		—		73		(117)
(Increase) decrease in other assets		(1,628)		(1,696)		994
Increase (decrease) in other liabilities		3,658		457		(715)
Net cash provided (used) in operating activities		12,226		22,125		57,928
Cash flows from investing activities:						
Proceeds from sale of securities available-for-sale		38,662		—		—
Purchase of investment securities available-for-sale		(6,025)		(105,943)		(271,293)
Purchase of investment securities held-to-maturity		—		(11,270)		—
Purchase of other investment securities		(2,589)		(2,406)		(87)
Maturity/call of investment securities available-for-sale		21,891		61,958		53,872
Maturity/call of investment securities held-to-maturity		12,074		11,745		—
Proceeds from sale of other investments		—		—		355
Increase in loans		(153,029)		(116,797)		(19,100)
Proceeds from sale of other real estate owned		419		117		201
Proceeds from sale of fixed assets		—		925		1,414
Purchase of property and equipment		(1,071)		(1,223)		(813)
Net disposal of property and equipment		—		115		19
Purchase of BOLI		—		—		(850)
Net cash used in investing activities		(89,668)		(162,779)		(236,282)
Cash flows from financing activities:						
Increase in deposit accounts		125,619		24,091		171,878
Increase (decrease) in Fed Funds Borrowed		(22,000)		22,000		—
Advances from the Federal Home Loan Bank		289,000		118,000		—
Repayment of advances from the Federal Home Loan Bank		(249,000)		(68,000)		—
Increase in securities sold under agreements to repurchase		(5,880)		14,527		13,302
Shares Retired		(121)		(42)		(70)
Restricted Stock Units Granted		180		1,447		—
Change in non-vested restricted stock		763		507		363
Dividend reinvestment plan		438		388		368
Proceeds from (cost of) issuance of common stock-deferred compensation		(28)		28		136
Dividends paid on Common Stock		(4,235)		(3,913)		(3,593)
Net cash provided in financing activities		134,736		109,033		182,384
Net increase in cash and cash equivalents		57,294		(31,621)		4,030
Cash and cash equivalents at beginning of year		37,401		69,022		64,992
Cash and cash equivalents at end of year	$	94,695	$	37,401	$	69,022
Supplemental disclosure:						
Cash paid during the period for: interest	$	20,750	$	3,058	$	3,312
Income Taxes	$	3,574	$	3,893	$	5,097
Non-cash investing and financing activities:						
Unrealized gain (loss) on securities available-for-sale, net of tax	$	2,871	$	(23,285)	$	(8,008)
Transfer of investment securities available-for-sale to held-to-maturity		—		245,619		—
Loans charged off	$	24	$	68	$	182
CECL transition	$	337	$	—	$	—
Transfer of loans to other real estate owned	$	44	$	—	$	145
Recognition of operating lease right of use asset	$	835	$	—	$	—
Recognition of operating lease liability	$	835	$	—	$	—

See Notes to Consolidated Financial Statements

FIRST COMMUNITY CORPORATION
Notes to Consolidated Financial Statements

Note 1—ORGANIZATION AND BASIS OF PRESENTATION

The consolidated financial statements include the accounts of First Community Corporation (the "Company") and its wholly owned subsidiary, First Community Bank (the "Bank"). The Company owns all of the common stock of FCC Capital Trust I. All material intercompany transactions are eliminated in consolidation. The Company was organized on November 2, 1994, as a South Carolina corporation, and was formed to become a bank holding company. The Bank opened for business on August 17, 1995. FCC Capital Trust I is an unconsolidated special purpose subsidiary organized for the sole purpose of issuing trust preferred securities.

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for credit losses. The estimation process includes management's judgment as to future losses on existing loans based on an internal review of the loan portfolio, including an analysis of the borrower's current financial position, the consideration of current and anticipated economic conditions and the effect on specific borrowers. In determining the collectability of loans management also considers the fair value of underlying collateral. Various regulatory agencies, as an integral part of their examination process, review the Company's allowance for credit losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Because of these factors it is possible that the allowance for credit losses could change materially.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, due from banks, interest-bearing bank balances, federal funds sold and securities purchased under agreements to resell. Generally federal funds are sold for a one-day period and securities purchased under agreements to resell mature in less than 90 days.

Investment Securities

Investment securities are classified as either held-to-maturity, available-for-sale or trading securities. In determining such classification, securities that the Company has the positive intent and ability to hold to maturity are classified as held-to maturity and are carried at amortized cost. Securities classified as available-for-sale are carried at estimated fair values with unrealized gains and losses included in shareholders' equity on an after-tax basis. Trading securities are carried at estimated fair value with unrealized gains and losses included in non-interest income (See Note 3).

Gains and losses on the sale of available-for-sale securities and trading securities are determined using the specific identification method. Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are judged to be other than temporary are written down to fair value and charged to income in the Consolidated Statement of Income.

Premiums are recognized in interest income using the effective interest method over the period to the earliest call date. Discounts are recognized in interest income using the effective interest method to maturity.

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Investments, At Cost

Equity Securities without readily determinable fair values include Federal Home Loan Bank ("FHLB") of Atlanta capital stock and various other non-marketable equity investments. Investment in the FHLB of Atlanta is a condition of borrowing from the FHLB Atlanta. FHLB stock is carried at cost, and periodically evaluated for impairment based on an assessment of the ultimate recovery of par value. Both cash and stock dividends are reported as interest income. At December 31, 2023 and 2022, the Company's investment in FHLB stock was $5.5 million and $2.9 million, respectively. Dividends received on other investments, at cost are reported as interest income.

Mortgage Loans Held for Sale

The Company originates fixed rate residential loans on a servicing released basis in the secondary market. Loans closed but not yet settled with an investor, are carried in the Company's loans held for sale portfolio. These loans are primarily fixed rate residential loans that have been originated in the Company's name and have closed. Virtually all these loans have commitments to be purchased by investors at a locked in price with the investors on the same day that the loan was locked in with the Company's customers. Therefore, these loans present very little market risk for the Company.

The Company usually delivers to, and receives funding from, the investor within 30 days. Commitments to sell these loans to the investor are considered derivative contracts and are sold to investors on a "best efforts" basis. The Company is not obligated to deliver a loan or pay a penalty if a loan is not delivered to the investor. As a result of the short-term nature of these derivative contracts, the fair value of the mortgage loans held for sale in most cases is the same as the value of the loan amount at its origination. These loans are classified as Level 2.

Loans and Allowance for Credit Losses-Loans

Loan receivables that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for credit losses, and any deferred fees or costs on originated loans. Interest is recognized over the term of the loan based on the loan balance outstanding. Fees charged for originating loans, if any, are deferred and offset by the deferral of certain direct expenses associated with loans originated. The net deferred fees are recognized as yield adjustments by applying the effective interest method.

The allowance for credit losses is maintained at a level believed to be adequate by management to absorb potential losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loss experience, economic conditions and volume, growth and composition of the portfolio.

The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, generally when a loan becomes 90 days past due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received first to principal and then to interest income.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the asset's estimated useful life. Estimated lives range up to 39 years for buildings and up to 10 years for furniture, fixtures, and equipment.

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill and Other Intangible Assets

Goodwill represents the cost in excess of fair value of net assets acquired (including identifiable intangibles) in purchase transactions. Other intangible assets represent premiums paid for acquisitions of core deposits (core deposit intangibles). Core deposit intangibles are being amortized on a straight-line basis over seven years. Goodwill and identifiable intangible assets are reviewed for impairment annually or whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Qualitative factors are assessed to first determine if it is more likely than not (more than 50%) that the carrying value of goodwill is less than fair value. During the year ended December 31, 2023 and 2022, qualitative factors indicated it was more likely than not that the carrying value of goodwill was less than fair value, thus there were no indicators of impairment and no quantitative testing was performed.

Other Real Estate Owned

Other real estate owned includes real estate acquired through foreclosure. Other real estate owned is carried at the lower of cost (principal balance at date of foreclosure) or fair value minus estimated cost to sell. Any write-downs at the date of foreclosure are charged to the allowance for credit losses. Expenses to maintain such assets, subsequent changes in the valuation allowance, and gains or losses on disposal are included in other expenses.

Comprehensive Income (loss)

The Company reports comprehensive income (loss) in accordance with Accounting Standards Codification ("ASC") 220, "Comprehensive Income." ASC 220 requires that all items that are required to be reported under accounting standards as comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements. The disclosures requirements have been included in the Company's consolidated statements of comprehensive income.

Mortgage Origination Fees

Mortgage origination fees relate to activities comprised of accepting residential mortgage applications, qualifying borrowers to standards established by investors and selling the mortgage loans to the investors under pre-existing commitments. The related fees received by the Company for these services are recognized at the time the loan is closed.

Advertising Expense

Marketing and public relations costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent. Marketing and public relations expense totaled $1.5 million, $1.3 million and $1.2 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Income Taxes

A deferred income tax liability or asset is recognized for the estimated future effects attributable to differences in the tax bases of assets or liabilities and their reported amounts in the financial statements as well as operating loss and tax credit carry forwards. The deferred tax asset or liability is measured using the enacted tax rate expected to apply to taxable income in the period in which the deferred tax asset or liability is expected to be realized.

In 2006, the FASB issued guidance related to Accounting for Uncertainty in Income Taxes. This guidance clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB ASC Topic 740-10, "Income Taxes." It also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return.

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Based Compensation Cost

The Company accounts for stock-based compensation under the fair value provisions of the accounting literature. Compensation expense is recognized in salaries and employee benefits.

The fair value of each grant is estimated on the date of grant using the Black-Sholes option pricing model. No options were granted in 2023, 2022 or 2021.

Earnings Per Common Share

Basic earnings per common share ("EPS") excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income available to common shareholders by the weighted average number of shares of common stock and common stock equivalents. Common stock equivalents consist of restricted stock and restricted stock units and are computed using the treasury stock method.

Business Combinations and Method of Accounting for Loans Acquired

The Company accounts for its acquisitions under FASB ASC Topic 805, "*Business Combinations,*" which requires the use of the acquisition method of accounting. All identifiable assets acquired, including loans, are recorded at fair value. No allowance for credit losses related to the acquired loans is recorded on the acquisition date because the fair value of the loans acquired incorporates assumptions regarding credit risk. Loans acquired are recorded at fair value in accordance with the fair value methodology prescribed in FASB ASC Topic 820, "*Fair Value Measurements and Disclosures.*"

Acquired credit-impaired loans are accounted for under the accounting guidance for loans and debt securities acquired with deteriorated credit quality, found in FASB ASC Topic 310-30, "*Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality,*" formerly American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 03-3, "*Accounting for Certain Loans or Debt Securities Acquired in a Transfer,*" and initially measured at fair value, which includes estimated future credit losses expected to be incurred over the life of the loans. Loans acquired in business combinations with evidence of credit deterioration since origination and for which it is probable that all contractually required payments will not be collected are considered to be credit impaired. Evidence of credit quality deterioration as of purchase dates may include information such as past-due and nonaccrual status, borrower credit scores and recent loan to value percentages. The Company considers expected prepayments and estimates the amount and timing of expected principal, interest and other cash flows for each loan or pool of loans meeting the criteria above and determines the excess of the loan's scheduled contractual principal and contractual interest payments over all cash flows expected to be collected at acquisition as an amount that should not be accreted (non-accretable difference). The remaining amount, representing the excess of the loan's or pool's cash flows expected to be collected over the fair value for the loan or pool of loans, is accreted into interest income over the remaining life of the loan or pool (accretable difference). Subsequent to the acquisition date, increases in cash flows expected to be received in excess of the Company's initial estimates are reclassified from non-accretable difference to accretable difference and are accreted into interest income on a level-yield basis over the remaining life of the loan. Decreases in cash flows expected to be collected are recognized as impairment through the provision for credit losses.

Segment Information

ASC Topic 280-10, "*Segment Reporting,*" requires selected segment information of operating segments based on a management approach. The Company's four reportable segments represent the distinct product lines the Company offers and are viewed separately for strategic planning by management (see Note 25, Reportable Segments, for further information).

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Application of New Accounting Guidance Adopted in 2023

On January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the incurred loss methodology that delayed recognition until it is probable a loss has been incurred with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. The measurement of expected losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in leases recognized by a lessor in accordance with Topic 842 on leases. Additionally, ASC 326 made changes to the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as an allowance rather than a write-down on available-for-sale debt securities management does not intend to sell or believes that it is more likely than not they will be required to sell.

The Company adopted ASC 326 and all related subsequent amendments thereto effective January 1, 2023 using the modified retrospective approach for all financial assets measured at amortized cost and off-balance sheet credit exposures. The transition adjustment of the adoption of CECL included a decrease in the allowance for credit losses on loans of $14,300, which is presented as a reduction to net loans outstanding, and an increase in the allowance for credit losses on unfunded loan commitments of $397,900, which is recorded within Other Liabilities. The Company recorded an allowance for credit losses for held to maturity securities of $43,500, which is presented as a reduction to held to maturity securities outstanding. The Company recorded a net decrease to retained earnings of $337,400 as of January 1, 2023 for the cumulative effect of adopting CECL, which reflects the transition adjustments noted above, net of the applicable deferred tax assets recorded. Results for reporting periods beginning after January 1, 2023 are presented under CECL while prior period amounts continue to be reported in accordance with previously applicable accounting standards ("Incurred Loss").

The Company adopted ASC 326 using the prospective transition approach for debt securities for which other-than-temporary impairment had been recognized prior to January 1, 2023. As of December 31, 2022, the Company did not have any other-than-temporarily impaired available-for-sale investment securities. Therefore, upon adoption of ASC 326, the Company determined that an allowance for credit losses on available-for-sale securities was not deemed material.

The following table illustrates the impact on the allowance for credit losses ("ACL") from the adoption of ASC 326:

(Dollars in thousands)	January 1, 2023 As Reported Under ASC 326		December 31, 2022 Pre-ASC 326 Adoption December		Impact of ASC 326 Adoption	
Assets:						
Held to maturity securities, at amortized cost	$	106,929	$	106,929	$	—
Allowance for credit losses on held to maturity securities:						
State and local governments		43		—		43
Allowance for credit losses on held-to-maturity securities	$	43	$	—	$	43
Loans, at amortized cost	$	980,857	$	980,857	$	—
Allowance for credit losses on loans:						
Commercial		1,042		849		193
Real Estate Construction		1,150		75		1,075
Real Estate Mortgage Residential		755		723		32
Real Estate Mortgage Commercial		7,686		8,569		(883)
Consumer Home Equity		480		314		166
Consumer Other		209		170		39
Unallocated		—		636		(636)
Allowance for credit losses on loans	$	11,322	$	11,336	$	(14)
Liabilities:						
Allowance for credit losses for unfunded commitments	$	398	$	—	$	398

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company elected not to measure an allowance for credit losses for accrued interest receivable and instead elected to reverse interest income on loans or securities that are placed on non-accrual status, which is generally when the instrument is 90 days past due, or earlier if the Company believes the collection of interest is doubtful. The Company has concluded that this policy results in the timely reversal of uncollectible interest.

Allowance for Credit Losses on Held-to-Maturity Securities

Management measures expected credit losses on held-to-maturity debt securities on a collective basis by major security type. Accrued interest receivable on held-to-maturity debt securities totaled $1.3 million at December 31, 2023 and was excluded from the estimate of credit losses. The held-to-maturity portfolio consists of mortgage-backed and municipal securities. Securities are generally rated BBB- or higher. Securities are analyzed individually to establish a CECL reserve.

The estimate of expected credit losses is primarily based on the ratings assigned to the securities by debt rating agencies and the average of the annual historical loss rates associated with those ratings. The Company then multiplies those loss rates, as adjusted for any modifications to reflect current conditions and reasonable and supportable forecasts as considered necessary, by the remaining lives of each individual security to arrive at a lifetime expected loss amount. Management classifies the held-to-maturity portfolio into the following major security types: mortgage-backed securities or state and local governments.

All the mortgage-backed securities ("MBS") held by the Company are issued by government-sponsored corporations. These securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major rating agencies and have a long history of no credit losses. As a result, no allowance for credit losses was recorded on held-to-maturity MBS at the adoption of CECL or as of December 31, 2023. The state and local governments securities held by the Company are highly rated by major rating agencies.

Allowance for Credit Losses on Available-for-Sale Securities

For available-for-sale securities, management evaluates all investments in an unrealized loss position on a quarterly basis, or more frequently when economic or market conditions warrant such evaluation. If the Company has the intent to sell the security or it is more likely than not that the Company will be required to sell the security, the security is written down to fair value and the entire loss is recorded in earnings.

If either of the above criteria is not met, the Company evaluates whether the decline in fair value is the result of credit losses or other factors. In making the assessment, the Company may consider various factors including the extent to which fair value is less than amortized cost, performance on any underlying collateral, downgrades in the ratings of the security by a rating agency, the failure of the issuer to make scheduled interest or principal payments and adverse conditions specifically related to the security. If the assessment indicates that a credit loss exists, the present value of cash flows expected to be collected are compared to the amortized cost basis of the security and any excess is recorded as an allowance for credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any amount of unrealized loss that has not been recorded through an allowance for credit loss is recognized in other comprehensive income.

Changes in the allowance for credit loss are recorded as provision for (or reversal of) credit loss expense. Losses are charged against the allowance for credit loss when management believes an available-for-sale security is confirmed to be uncollectible or when either of the criteria regarding intent or requirement to sell is met. At December 31, 2023, there was no allowance for credit loss related to the available-for-sale securities portfolio.

Accrued interest receivable on available-for-sale securities totaled $870,000 at December 31, 2023 and was excluded from the estimate of credit losses.

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans

Loans that management has the intent and ability to hold for the foreseeable future, until maturity, or payoff are reported at amortized cost. Amortized cost is the principal balance outstanding, net of purchase premiums and discounts and deferred fees and costs. Accrued interest receivable related to loans totaled $3.6 million at December 31, 2023 and was reported in other assets on the consolidated balance sheets. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using methods that approximate a level yield without anticipating prepayments.

The accrual of interest is generally discontinued when a loan becomes 90 days past due and is not well collateralized and in the process of collection, or when management believes, after considering economic and business conditions and collection efforts, that the principal or interest will not be collectible in the normal course of business. Past due status is based on contractual terms of the loan. A loan is considered to be past due when a scheduled payment has not been received 30 days after the contractual due date.

All accrued interest is reversed against interest income when a loan is placed on non-accrual status. Interest received on such loans is accounted for using the cost-recovery method, until qualifying for return to accrual. Under the cost-recovery method, interest income is not recognized until the loan balance is reduced to zero. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current, there is a sustained period of repayment performance, and future payments are reasonably assured.

Allowance for Credit Losses - Loans

The allowance for credit losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the uncollectibility of a loan balance is confirmed. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off. Accrued interest receivable is excluded from the estimate of credit losses.

The allowance for credit losses represents management's estimate of lifetime credit losses inherent in loans as of the balance sheet date. The allowance for credit losses is estimated by management using relevant available information, from both internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. The Company measures expected credit losses for loans on a pooled basis when similar risk characteristics exist. Generally, collectively assessed loans are grouped by call report code and then by risk grade grouping. Risk grade is grouped within each call report code by pass, watch, special mention, substandard, and doubtful. Other loan types are separated into their own cohorts due to specific risk characteristics for that pool of loans.

The Company has elected a non-discounted cash flow methodology with probability of default ("PD") and loss given default ("LGD") for all call report code cohorts ("cohorts"), as this is believed to be the most accurate model available. The PD calculation looks at the historical loan portfolio at particular points in time (each month during the lookback period) to determine the probability that loans in a certain cohort will default over the next 12-month period. A default is defined as a loan that has moved to past due 90 days and greater, non-accrual status, or experienced a charge-off during the period. Currently, the Company's historical data is insufficient due to a minimal amount of default activity or zero defaults, therefore, management uses index PDs comprised of rates derived from the PD experience of other community banks in place of the Company's historical PDs.

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The LGD calculation looks at actual losses (net charge-offs) experienced over the entire lookback period for each cohort of loans. The aggregate loss amount is divided by the exposure at default to determine an LGD rate. All defaults (non-accrual, charge-off, or greater than 90 days past due) occurring during the lookback period are included in the denominator, whether a loss occurred or not and exposure at default is determined by the loan balance immediately preceding the default event (i.e., non-accrual or charge-off). Due to very limited charge-off history, management uses index LGDs comprised of rates derived from the LGD experience of other community banks in place of the Company's historical LGDs.

The Company utilizes reasonable and supportable forecasts of future economic conditions when estimating the allowance for credit losses on loans. The calculation includes a 12-month PD forecast based on the peer index regression model comparing peer defaults to the national unemployment rate. After the forecast period, PD rates revert on a straight-line basis back to long-term historical average rates over a 12-month period.

The Company recognizes that all significant factors that affect the collectability of the loan portfolio must be considered to determine the estimated credit losses as of the evaluation date. Furthermore, the methodology, in and of itself and even when selectively adjusted by comparison to market and peer data, does not provide a sufficient basis to determine the estimated credit losses. The Company adjusts the modeled historical losses by qualitative adjustments to incorporate all significant risks to form a sufficient basis to estimate the credit losses. These qualitative adjustments may increase or reduce reserve levels and include adjustments for lending management experience, loan review and audit results, asset quality and portfolio trends, loan portfolio growth and concentrations, trends in underlying collateral, as well as external factors and economic conditions not already captured.

The allowance for credit losses is measured on a collective basis for pools of loans with similar risk characteristics. The Bank has identified the following pools:

- Loans Secured by Non-Owner Occupied Commercial Real Estate – These loans are to businesses for structures that will be leased to other commercial entities. Cash flows to pay these loans is dependent on lease payments to the business owners.

- Loans Secured by Owner Occupied Commercial Real Estate – These loans are to businesses who are housed in the building that serves as collateral. Cash flows to pay these loans is dependent on cash generated by the business.

- Commercial and Industrial Loans – These loans are to businesses for purposes other than commercial real estate, such as equipment. The loans are typically secured by the equipment purchased, and cash flows to pay these loans is dependent on cash generated by the business.

- Loans Secured by Residential Real Estate – These loans are to businesses and individuals for real estate with houses or apartment complexes on it. Cash flows to pay these loans is dependent on household income, and the collateral rises and falls in value in alignment with the residential property market.

- Loans Secured by Farmland – These loans are secured by agricultural property.

- Loans to States and Municipalities – These loans are to governments, and are backed by tax revenues.

- Loans Secured by Construction and Development – These loans are for new construction and work on the underlying land.

- Other Consumer Loans – These loans are made to consumers and are secured by collateral other than residential real estate, e.g., automobiles.

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans that do not share risk characteristics are evaluated on an individual basis. Generally, this population includes loan relationships exceeding $500,000 and on non-accrual status, however they can also include any loan that does not share risk characteristics with its respective pool. When management determines that foreclosure is probable and the borrower is experiencing financial difficulty, the expected credit losses are based on the fair value of collateral at the reporting date unadjusted for selling costs as appropriate. When the expected source of repayment is from a source other than the underlying collateral, impairment will generally be measured based upon the present value of expected proceeds discounted at the contractual interest rate.

Allowance for Credit Losses on Unfunded Commitments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit issued to meet customer financing needs. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for off-balance sheet loan commitments is represented by the contractual amount of those instruments. Such financial instruments are recorded when they are funded.

The Company records an allowance for credit losses on off-balance sheet credit exposures, unless the commitments to extend credit are unconditionally cancelable, through a charge to provision for unfunded commitments in the Company's income statements. The allowance for credit losses on off-balance sheet credit exposures is estimated by loan cohort at each balance sheet date under the current expected credit loss model using the same methodologies as portfolio loans, taking into consideration the likelihood that funding will occur as well as any third-party guarantees. The allowance for unfunded commitments is included in other liabilities on the Company's consolidated balance sheets.

Recently Issued Accounting Standards

In March 2020, the FASB issued guidance to provide temporary optional guidance to ease the potential burden in accounting for reference rate reform. The guidance provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. The ASU is intended to help stakeholders during the global market-wide reference rate transition period. In December 2022, the FASB issued amendments to extend the period of time preparers can use the reference rate reform relief guidance under ASC Topic 848 from December 31, 2023 to December 31, 2024, to address the fact that all London Interbank Offered Rate (LIBOR) tenors were not discontinued as of December 31, 2022, and some tenors will be published until June 2023. The amendments are effective immediately for all entities and applied prospectively. The Company does not expect these amendments to have a material effect on its financial statements.

In March 2022, the FASB issued ASU 2022-02, which eliminated the previous recognition and measurement guidance for troubled debt restructurings ("TDRs"), required new disclosures for loan modifications when a borrower is experiencing financial difficulty, and required disclosures of current period gross charge-offs by year of origination in the vintage disclosures. The Company adopted this amendment effective January 1, 2023.

In March 2022, the FASB issued amendments which are intended to improve the decision usefulness of information provided to investors about certain loan refinancings, restructurings, and write-offs. The amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments do not have a material effect on the Company's financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This amendment is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments require disclosure of incremental segment information on an annual and interim basis for all public entities. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2023, and interim periods with fiscal years beginning after December 15, 2024. Early adoption is permitted.

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This amendment is intended to enhance the transparency and decision usefulness of income tax disclosures by requiring public business entities to disclose additional information in specified categories with respect to the reconciliation of the effective tax rate to the statutory rate for federal, state, and foreign income taxes. It also requires greater detail about individual reconciling items in the rate reconciliation to the extent the impact of those items exceeds a specified threshold. For public business entities, the amendments are effective for annual periods beginning after December 15, 2024. Early adoption is permitted.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

General Risk and Uncertainties

In the normal course of business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on a different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan and investment portfolios that results from borrowers' or issuer's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans and investments and the valuation of real estate held by the Company.

The Company is subject to regulations of various governmental agencies (regulatory risk). These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required credit loss allowances and operating restrictions from regulators' judgments based on information available to them at the time of their examination.

Reclassifications

Certain captions and amounts in the 2021 and 2022 consolidated financial statements were reclassified to conform to the 2023 presentation.

Note 3—INVESTMENT SECURITIES

The amortized cost and estimated fair values of investment securities are summarized below:

AVAILABLE-FOR-SALE:

(Dollars in thousands)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
December 31, 2023								
US Treasury securities	$	20,791	$	—	$	(2,445)	$	18,346
Government Sponsored Enterprises		2,500		—		(371)		2,129
Mortgage-backed securities		255,757		15		(17,613)		238,159
Small Business Administration pools		16,108		24		(411)		15,721
Corporate and other securities		8,759		—		(888)		7,871
	$	303,915	$	39	$	(21,728)	$	282,226

Note 3—INVESTMENT SECURITIES (Continued)

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2022				
US Treasury securities	$ 60,552	$ —	$ (4,569)	$ 55,983
Government Sponsored Enterprises	2,500	—	(426)	2,074
Mortgage-backed securities	263,704	10	(19,114)	244,600
Small Business Administration pools	21,657	60	(630)	21,087
Corporate and other securities	8,772	12	(666)	8,118
	$ 357,185	$ 82	$ (25,405)	$ 331,862

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2021				
US Treasury securities	$ 15,736	$ —	$ (300)	$ 15,436
Government Sponsored Enterprises	2,499	2	—	2,501
Mortgage-backed securities	398,125	3,596	(3,992)	397,729
Small Business Administration pools	30,835	505	(67)	31,273
State and Local Government	105,469	4,918	(539)	109,848
Corporate and other securities	8,024	157	(129)	8,118
	$ 560,688	$ 9,178	$ (5,027)	$ 564,839

HELD-TO-MATURITY:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2023				
Mortgage-backed securities	$ 112,740	$ —	$ (8,490)	$ 104,250
State and local government	104,430	282	(3,445)	101,268
	$ 217,170	$ 282	$ (11,935)	$ 205,518

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2022				
Mortgage-backed securities	$ 121,772	—	$ (8,656)	$ 113,116
State and local government	106,929	—	(6,432)	100,497
	$ 228,701	$ —	$ (15,088)	$ 213,613

There were no securities classified as held-to maturity at December 31, 2021.

Note 3—INVESTMENT SECURITIES (Continued)

On June 1, 2022, the Company reclassified $224.5 million in investments to held-to-maturity (HTM) from available-for-sale (AFS). These securities were transferred at fair value at the time of the transfer, which became the new cost basis for the securities held to maturity. The pretax unrealized net holding loss on the available for sale securities on the date of transfer totaled approximately $16.7 million, and continued to be reported as a component of accumulated other comprehensive loss. This net unrealized loss is being amortized to interest income over the remaining life of the securities as a yield adjustment. There were no gains or losses recognized as a result of this transfer. The remaining pretax unrealized net holding loss on these investments was $14.0 million ($11.1 million net of tax) at December 31, 2023 and $15.7 million ($12.4 million net of tax) at December 31, 2022.

During the year ended December 31, 2023, the Company sold $39.9 million of book value US Treasury securities from the available-for-sale investment securities portfolio. This sale created a one-time pre-tax loss of $1.2 million and provided additional liquidity to pay down borrowings and fund loan growth. During the years ended December 31, 2022 and 2021, the Company sold no investment securities. The tax benefit applicable to the net realized loss was approximately $262, $0, and $0 for 2023, 2022 and 2021, respectively.

The following tables show gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in a continuous loss position, at December 31, 2023 and December 31, 2022.

(Dollars in thousands) December 31, 2023 Available-for-sale securities:	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
US Treasury Securities	$ —	$ —	$ 18,346	$ 2,445	$ 18,346	$ 2,445
Government Sponsored Enterprise	—	—	2,129	371	2,129	371
Mortgage-backed securities	8,164	423	223,844	17,190	232,008	17,613
Small Business Administration pools	4,253	45	7,638	366	11,891	411
Corporate and other securities	1,880	115	4,236	773	6,116	888
Total	$ 14,297	$ 583	$ 256,193	$ 21,145	$ 270,490	$ 21,728

(Dollars in thousands) December 31, 2022 Available-for-sale securities:	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
US Treasury Securities	$ 28,827	$ 1,032	$ 27,156	$ 3,537	$ 55,983	$ 4,569
Government Sponsored Enterprise	—	—	2,074	426	2,074	426
Mortgage-backed securities	81,961	4,435	159,227	14,679	241,188	19,114
Small Business Administration pools	16,066	453	2,592	177	18,658	630
Corporate and other securities	2,128	146	3,230	520	5,358	666
Total	$ 128,982	$ 6,067	$ 194,279	$ 19,338	$ 323,261	$ 25,405

(Dollars in thousands) December 31, 2023 Held-to-maturity securities:	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Mortgage-backed securities	—	—	104,250	8,490	104,250	8,490
State and local government	6,278	25	78,597	3,420	84,875	3,445
Total	$ 6,278	$ 25	$ 182,847	$ 11,910	$ 189,125	$ 11,935

Note 3—INVESTMENT SECURITIES (Continued)

The following table shows a roll forward of the allowance for credit losses on held to maturity securities for the year ended December 31, 2023.

(Dollars in thousands)	State and local government
Allowance for Credit Losses on Held-to-Maturity Securities:	
Beginning balance, December 31, 2022	$ —
Adjustment for adoption of ASU 2016-13	(43)
Provision for credit losses	13
Ending balance, December 31, 2023	$ (30)

For the year ended December 31, 2023, the Company had no securities held-to-maturity that were past due 30 days or more as to principal or interest payments. The Company had no securities held-to-maturity classified as non-accrual at December 31, 2023.

The amortized cost and fair value of investment securities at December 31, 2023, by expected maturity, follow. Expected maturities differ from contractual maturities because borrowers may have the right to call or prepay the obligations with or without prepayment penalties. Mortgage-backed securities are included in the year corresponding with the remaining expected life.

AVAILABLE-FOR-SALE:

(Dollars in thousands)	Available-for-sale	
	Amortized Cost	Fair Value
Due in one year or less	$ 5,003	$ 4,996
Due after one year through five years	9,658	9,328
Due after five years through ten years	39,482	35,424
Due after ten years	249,772	232,478
	$ 303,915	$ 282,226

HELD-TO-MATURITY:

(Dollars in thousands)	Held-to-maturity	
	Amortized Cost	Fair Value
Due in one year or less	$ 809	$ 805
Due after one year through five years	42,349	40,915
Due after five years through ten years	74,378	71,522
Due after ten years	99,664	92,276
Allowance for Credit Losses on Held-to-Maturity Securities	(30)	—
	$ 217,170	$ 205,518

Securities with an amortized cost of $160.8 million and fair value of $150.6 million at December 31, 2023 were pledged to secure FHLB advances, public deposits, and securities sold under agreements to repurchase. Securities with an amortized cost of $290.1 million and fair value of $270.4 million at December 31, 2022 were pledged to secure FHLB advances, public deposits, and securities sold under agreements to repurchase.

Note 3—INVESTMENT SECURITIES (Continued)

Allowance for Credit Losses on Held-to-Maturity Securities

Expected credit losses on held-to-maturity debt securities are evaluated by major security type. The held-to-maturity portfolio consists of mortgage-backed and municipal securities. Securities are generally rated BBB- or higher. Municipal securities are analyzed individually to establish a CECL reserve.

All the mortgage-backed securities ("MBS") held by the Company are issued by government-sponsored corporations. These securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major rating agencies and have a long history of no credit losses. As a result, no allowance for credit losses was recorded on held-to-maturity MBS at the adoption of CECL or as of December 31, 2023.

Allowance for Credit Losses on Available-for-Sale Securities

For available-for-sale securities, management evaluates all investments in an unrealized loss position on a quarterly basis, or more frequently when economic or market conditions warrant such evaluation. If the Company has the intent to sell the security or it is more likely than not that the Company will be required to sell the security, the security is written down to fair value and the entire loss is recorded in earnings.

Changes in the allowance for credit loss are recorded as provision for (or reversal of) credit loss expense. Losses are charged against the allowance for credit loss when management believes an available-for-sale security is confirmed to be uncollectible or when either of the criteria regarding intent or requirement to sell is met. At December 31, 2023, there was no allowance for credit loss related to the available-for-sale securities portfolio.

Note 4—LOANS

The following table summarizes the composition of our loan portfolio. Total loans are recorded net of deferred loan fees and costs, which totaled $2.2 million and $1.9 million as of December 31, 2023 and December 31, 2022, respectively.

	December 31,	
(Dollars in thousands)	**2023**	**2022**
Commercial	$ 78,134	$ 72,409
Real estate:		
Construction	118,225	91,223
Mortgage-residential	94,796	65,759
Mortgage-commercial	791,947	709,218
Consumer:		
Home equity	34,752	28,723
Other	16,165	13,525
Total	$1,134,019	$ 980,857

Commercial category includes $151.0 thousand and $219.0 thousand in PPP loans, net of deferred fees and costs, as of December 31, 2023 and December 31, 2022, respectively.

Note 4—LOANS (Continued)

Activity in the allowance for credit losses was as follows:

(Dollars in thousands)	Years ended December 31,		
	2023	2022	2021
Balance at the beginning of year	$11,336	$11,179	$10,389
Adjustment for adoption of ASU 2016-13	(14)		
Provision for (release of) credit losses............................	939	(152)	335
Charged off loans...	(87)	(68)	(182)
Recoveries	93	377	637
Balance at end of year	$12,267	$11,336	$11,179

The detailed activity in the allowance for credit losses and the recorded investment in loans receivable as of and for the years ended December 31, 2023, December 31, 2022 and December 31, 2021 follows:

($ in thousands)	Commercial	Real Estate Construction	Real Estate Mortgage Residential	Real Estate Mortgage Commercial	Consumer Home Equity	Consumer Other	Unallocated	Total Loans
Balance at December 31, 2022.......................................	$ 849	$ 75	$ 723	$ 8,569	$ 314	$ 170	$ 636	$ 11,336
Adjustment to allowance for adoption of ASU 2016-13....	193	1,075	32	(883)	166	39	(636)	(14)
Charge-offs...............................	(20)	—	—	—	—	(67)	—	(87)
Recoveries	5	2	9	37	22	18	—	93
Provision for credit losses	(92)	185	358	423	(30)	95	—	939
Balance at December 31, 2023.......................................	$ 935	$ 1,337	$ 1,122	$ 8,146	$ 472	$ 255	—	$ 12,267

(Dollars in thousands) 2022	Commercial	Real estate Construction	Real estate Mortgage Residential	Real estate Mortgage Commercial	Consumer Home equity	Consumer Other	Unallocated	Total
Allowance for credit losses:								
Beginning balance................	$ 853	$ 113	$ 560	$ 8,570	$ 333	$ 126	$ 624	$ 11,179
Charge-offs	—	—	—	—	(1)	(67)	—	(68)
Recoveries........................	17	—	6	325	13	16	—	377
Provisions........................	(21)	(38)	157	(326)	(31)	95	12	(152)
Ending balance	$ 849	$ 75	$ 723	$ 8,569	$ 314	$ 170	$ 636	$ 11,336
Ending balances:								
Individually evaluated for impairment...................	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Collectively evaluated for impairment...................	(849)	75	723	8,569	314	170	636	11,336
Loans receivable:								
Ending balance-total.............	$ 72,409	$ 91,223	$ 65,759	$ 709,218	$ 28,723	$ 13,525	—	$ 980,857
Ending balances:								
Individually evaluated for impairment...................	29	—	34	4,752	168	—	—	4,983
Collectively evaluated for impairment...................	72,380	91,223	65,725	704,466	28,555	13,525	—	975,874

The following table presents an allocation of the allowance for credit losses at the end of each of the past three years. The allocation is calculated on an approximate basis and is not necessarily indicative of future losses or allocations. The entire amount is available to absorb losses occurring in any category of loans.

Note 4—LOANS (Continued)

Allocation of the Allowance for Credit Losses

(Dollars in thousands)	2023 Amount	2023 % of loans in category	2022 Amount	2022 % of loans in category	2021 Amount	2021 % of loans in category
Commercial	$ 935	7.6%	$ 849	7.9%	$ 853	8.1%
Real Estate Construction	1,337	10.9%	75	0.7%	113	1.1%
Real Estate Mortgage:						
Commercial.......................................	8,146	66.4%	8,569	80.1%	8,570	81.2%
Residential..	1,122	9.2%	723	6.8%	560	5.3%
Consumer - Home Equity	472	3.8%	314	2.9%	333	3.2 %
Consumer - Other	255	2.1%	170	1.6%	126	1.2%
Unallocated...	—	N/A	636	N/A	624	N/A
Total..	$ 12,267	100.0%	$ 11,336	100.0%	$ 11,179	100.0%

The following tables are by loan category and present at December 31, 2022 and December 31, 2021 loans considered impaired under FASB ASC 310, "Accounting by Creditors for Impairment of a Loan." Impairment includes performing troubled debt restructurings.

The following table presents information related to the average recorded investment and interest income recognized on impaired loans, excluding PCI loans, at December 31, 2022 and December 31, 2021.

(Dollars in thousands)

December 31, 2022	Average Recorded Investment	Interest Income Recognized
With no allowance recorded:		
Commercial...	$ 27	$ 2
Real estate:		
Construction...	—	—
Mortgage-residential	34	3
Mortgage-commercial	4,747	464
Consumer:		
Home Equity	167	9
Other	—	—
With an allowance recorded:		
Commercial...	—	—
Real estate:		
Construction...	—	—
Mortgage-residential	—	—
Mortgage-commercial	—	—
Consumer:		
Home Equity	—	—
Other	—	—
Total:		
Commercial...	27	2
Real estate:		
Construction...	—	—
Mortgage-residential	34	3
Mortgage-commercial	4,747	464
Consumer:		
Home Equity	167	9
Other	—	—
	$ 4,975	$ 478

Note 4—LOANS (Continued)

(Dollars in thousands)

December 31, 2021	Average Recorded Investment		Interest Income Recognized	
With no allowance recorded:				
Commercial	$	—	$	—
Real estate:				
Construction		—		—
Mortgage-residential		131		6
Mortgage-commercial		1,748		223
Consumer:				
Home Equity		—		—
Other		—		—
With an allowance recorded:				
Commercial		—		—
Real estate:				
Construction		—		—
Mortgage-residential		—		—
Mortgage-commercial		39		5
Consumer:				
Home Equity		—		—
Other		—		—
Total:				
Commercial		—		—
Real estate:				
Construction		—		—
Mortgage-residential		131		6
Mortgage-commercial		1,787		228
Consumer:				
Home Equity		—		—
Other		—		—
	$	1,918	$	234

Note 4—LOANS (Continued)

The following tables present loans individually evaluated for impairment by class of loans, excluding PCI loans, as of December 31, 2022.

(Dollars in thousands)

December 31, 2022	Recorded Investment		Unpaid Principal Balance		Related Allowance	
With no allowance recorded:						
Commercial	$	29	$	29	$	—
Real estate:						
Construction		—		—		—
Mortgage-residential		34		51		—
Mortgage-commercial		4,752		5,260		—
Consumer:						
Home Equity		168		168		—
Other		—		—		—
With an allowance recorded:						
Commercial		—		—		—
Real estate:						
Construction		—		—		—
Mortgage-residential		—		—		—
Mortgage-commercial		—		—		—
Consumer:						
Home Equity		—		—		—
Other		—		—		—
Total:						
Commercial		29		29		—
Real estate:						
Construction		—		—		—
Mortgage-residential		34		51		—
Mortgage-commercial		4,752		5,260		—
Consumer:						
Home Equity		168		168		—
Other		—		—		—
	$	1,694	$	3,705	$	—

The following table shows the amortized cost basis at December 31, 2023 of the loans modified for borrowers experiencing financial difficulty after December 31, 2022 segregated by loan category and describes the financial effect of the modification made for a borrower experiencing financial difficulty.

	December 31, 2023		
(Dollars in thousands)	Amortized cost basis	% of Total Loan Type	Financial effect
Real Estate Mortgage Residential	200	0.21%	Deferred two monthly payments that are added to the end of the original loan term.
Total Loans	$ 200	$ 0.21%	

Note 4—LOANS (Continued)

The following table depicts the performance of loans that have been modified in the last 12 months.

(Dollars in thousands) December 31, 2023	Current	30-89 Days Past Due	Greater than 90 Days Past Due
Real Estate Mortgage Residential	—	200	—
Total Loans	$ —	$ 200	$ —

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis is performed on a monthly basis. The Company uses the following definitions for risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date. Special mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Note 4—LOANS (Continued)

The following table presents the Company's recorded investment in loans by credit quality indicators by year of origination as of December 31, 2023:

($ in thousands)	Term Loans by year of Origination							Revolving Converted to Term	Total
	2019	2020	2021	2022	2023	Prior	Revolving		
Commercial									
Pass	$ 1,149	$ 1,375	$ 23,226	$ 9,018	$ 12,950	$ 9,230	$ 21,033	$ 49	$ 78,030
Special mention	—	—	—	—	—	26	—	—	26
Substandard	—	—	78	—	—	—	—	—	78
Total commercial	1,149	1,375	23,304	9,018	12,950	9,256	21,033	49	78,134
Current period gross write-offs	—	20	—	—	—	—	—	—	20
Real estate construction									
Pass	6,864	—	5,074	39,514	47,992	—	18,781	—	118,225
Total real estate construction	6,864	—	5,074	39,514	47,992	—	18,781	—	118,225
Current period gross write-offs	—	—	—	—	—	—	—	—	—
Real estate mortgage-residential									
Pass	1,894	10,548	6,219	28,843	28,517	8,420	977	8,962	94,380
Special mention	—	25	—	—	—	177	—	—	202
Substandard	—	—	—	—	—	214	—	—	214
Total real estate mortgage-residential	1,894	10,573	6,219	28,843	28,517	8,811	977	8,962	94,796
Current period gross write-offs	—	—	—	—	—	—	—	—	—
Real estate mortgage-commercial									
Pass	47,962	95,120	136,892	201,380	106,125	189,983	14,038	329	791,829
Special mention	—	—	—	—	—	21	—	—	21
Substandard	—	—	—	—	—	97	—	—	97
Total real estate mortgage-commercial	47,962	95,120	136,892	201,380	106,125	190,101	14,038	329	791,947
Current period gross write-offs	—	—	—	—	—	—	—	—	—
Consumer - home equity									
Pass	—	—	—	—	—	—	33,621	—	33,621
Special mention	—	—	—	—	—	—	67	—	67
Substandard	—	—	—	—	—	—	1,064	—	1,064
Total consumer - home equity	—	—	—	—	—	—	34,752	—	34,752
Current period gross write-offs	—	—	—	—	—	—	—	—	—
Consumer - other									
Pass	420	203	435	1,164	2,043	902	10,982	—	16,149
Special mention	—	—	—	—	16	—	—	—	16
Substandard	—	—	—	—	—	—	—	—	—
Total consumer - other	420	203	435	1,164	2,059	902	10,982	—	16,165
Current period gross write-offs	—	—	—	—	—	—	67	—	67

Note 4—LOANS (Continued)

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be "Pass" rated loans. As of December 31, 2023 and December 31, 2022, no loans were classified as doubtful. As of December 31, 2022, and based on the most recent analysis performed, the risk category of loans by class of loans is shown in the table below.

(Dollars in thousands)

December 31, 2022	Pass	Special Mention	Substandard	Doubtful	Total
Commercial, financial & agricultural	$ 72,333	$ 47	$ 29	$ —	$ 72,409
Real estate:					
Construction	91,223	—	—	—	91,223
Mortgage – residential	65,505	220	34	—	65,759
Mortgage – commercial	704,357	80	4,781	—	709,218
Consumer:					
Home Equity	27,531	117	1,075	—	28,723
Other	13,269	93	163	—	13,525
Total	$ 974,218	$ 557	$ 6,082	$ —	$ 980,857

The following tables are by loan category and present loans past due and on non-accrual status as of December 31, 2023 and December 31, 2022:

(Dollars in thousands) December 31, 2023	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days and Accruing	Nonaccrual	Total Past Due	Current	Total Loans
Commercial	$ 19	$ 7	$ —	$ 24	$ 50	$ 78,084	$ 78,134
Real estate:							
Construction	—	—	—	—	—	118,225	118,225
Mortgage-residential	244	15	214	—	473	94,323	94,796
Mortgage-commercial	67	124	—	—	191	791,756	791,947
Consumer:							
Home equity	—	—	—	3	3	34,749	34,752
Other	22	—	1	—	23	16,142	16,165
Total	$ 352	$ 146	$ 215	$ 27	$ 740	$ 1,133,279	$ 1,134,019

(Dollars in thousands) December 31, 2022	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days and Accruing	Nonaccrual	Total Past Due	Current	Total Loans
Commercial	$ 87	$ —	$ —	$ 29	$ 116	$ 72,293	$ 72,409
Real estate:							
Construction	—	—	—	—	—	91,223	91,223
Mortgage-residential	327	—	—	34	361	65,398	65,759
Mortgage-commercial	46	8	—	4,664	4,718	704,500	709,218
Consumer:							
Home equity	—	—	—	168	168	28,555	28,723
Other	96	—	2	—	98	13,427	13,525
Total	$ 556	$ 8	$ 2	$ 4,895	$ 5,461	$ 975,396	$ 980,857

Note 4—LOANS (Continued)

The following table is a summary of the Company's non-accrual loans by major categories for the periods indicated.

	CECL			Incurred Loss
	December 31, 2023			December 31, 2022
	Non-accrual Loans with No Allowance	Non-accrual Loans with an Allowance	Total Non-accrual Loans	Non-accrual Loans
(Dollars in thousands)				
Commercial	$ —	$ 24	$ 24	$ 29
Real Estate:				
Construction....................................	—	—	—	—
Mortgage-Residential.......................	—	—	—	34
Mortgage-Commercial.....................	—	—	—	4,664
Consumer Home Equity..................	—	3	3	168
Consumer Other..............................	—	—	—	—
Total Loans.....................................	$ —	$ 27	$ 27	$ 4,895

There were no collateral dependent loans that were individually evaluated for year ended December 1, 2023.

Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and generally do not involve more than the normal risk of collectability. The following table presents related party loan transactions for the years ended December 31, 2023 and December 31, 2022.

	For the years ended December 31,	
(Dollars in thousands)	2023	2022
Balance, beginning of year	$ 2,189	$ 2,809
New Loans	—	3
Less loan repayments..	1,131	623
Balance, end of year..	$ 1,058	$ 2,189

Unfunded Commitments

The Company maintains an allowance for off-balance sheet credit exposures such as unfunded balances for existing lines of credit, commitments to extend future credit, as well as both standby and commercial letters of credit when there is a contractual obligation to extend credit and when this extension of credit is not unconditionally cancellable (i.e., commitment cannot be cancelled at any time). The allowance for off-balance sheet credit exposures is adjusted as a provision for credit loss expense. The estimate includes consideration of the likelihood that funding will occur, which is based on a historical funding study derived from internal information, and an estimate of expected credit losses on commitments expected to be funded over its estimated life, which are the same loss rates that are used in computing the allowance for credit losses on loans. The allowance for credit losses for unfunded loan commitments of $597,000 at December 31, 2023 is separately classified on the balance sheet within Other Liabilities.

The following table presents the balance and activity in the allowance for credit losses for unfunded loan commitments for the year ended December 31, 2023.

(Dollars in thousands)	Total Allowance for Credit Losses - Unfunded Commitments
Balance, December 31, 2022	$ —
Adjustment to allowance for unfunded commitments for adoption of ASU 2016-13...	398
Provision for unfunded commitments...	199
Balance, December 31, 2023	$ 597

Note 5—FAIR VALUE MEASUREMENT

The Company adopted FASB ASC Fair Value Measurement Topic 820, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level l   Quoted prices in active markets for identical assets or liabilities.

Level 2   Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3   Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

FASB ASC 825-10-50 "Disclosure about Fair Value of Financial Instruments", requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below.

Cash and short term investments—The carrying amount of these financial instruments (cash and due from banks, interest-bearing bank balances, federal funds sold and securities purchased under agreements to resell) approximates fair value. All mature within 90 days and do not present unanticipated credit concerns and are classified as Level 1.

Investment Securities—Measurement is on a recurring basis based upon quoted market prices, if available. If quoted market prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for prepayment assumptions, projected credit losses, and liquidity. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, or by dealers or brokers in active over-the-counter markets. Level 2 securities include mortgage-backed securities issued both by government sponsored enterprises and private label mortgage-backed securities. Generally, these fair values are priced from established pricing models. Level 3 securities include corporate debt obligations and asset–backed securities that are less liquid or for which there is an inactive market.

Derivative Financial Instruments - Derivative instruments (pay fixed swaps) used to hedge interest rate risk related to the mortgage portfolio are reported at fair value utilizing Level 2 inputs. The fair values of the hedged item and the interest rate swap are based on derivative market data as of the valuation date.

Other investments, at cost—The carrying value of other investments, such as FHLB stock, approximates fair value based on redemption provisions.

Loans Held for Sale—The Company originates fixed rate residential loans on a servicing released basis in the secondary market. Loans closed but not yet settled with an investor, are carried in the Company's loans held for sale portfolio. These loans are fixed rate residential loans that have been originated in the Company's name and have closed. Virtually all of these loans have commitments to be purchased by investors at a locked in price with the investors on the same day that the loan was locked in with the Company's customers. Therefore, these loans present very little market risk for the Company and are classified as Level 2. The carrying amount of these loans approximates fair value.

Note 5—FAIR VALUE MEASUREMENT (Continued)

Loans— The valuation of loans receivable is estimated using the exit price notion which incorporates factors, such as enhanced credit risk, illiquidity risk and market factors that sometimes exist in exit prices in dislocated markets. This credit risk assumption is intended to approximate the fair value that a market participant would realize in a hypothetical orderly transaction. The Company's loan portfolio is initially fair valued using a segmented approach. The Company divides its loan portfolio into the following categories: variable rate loans, fixed rate loans and all other loans. The results are then adjusted to account for credit risk as described above.

Other Real Estate Owned ("OREO")—OREO is carried at the lower of carrying value or fair value on a non-recurring basis. Fair value is based upon independent appraisals or management's estimation of the collateral and is considered a Level 3 measurement.

Accrued Interest Receivable—The fair value approximates the carrying value and is classified as Level 1.

Deposits—The fair value of demand deposits, savings accounts, and money market accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposits is estimated by discounting the future cash flows using rates currently offered for deposits of similar remaining maturities. Deposits are classified as Level 2.

Federal Home Loan Bank Advances—Fair value is estimated based on discounted cash flows using current market rates for borrowings with similar terms and are classified as Level 2.

Short Term Borrowings—The carrying value of short term borrowings (securities sold under agreements to repurchase and demand notes to the Treasury) approximates fair value. These are classified as Level 2.

Junior Subordinated Debentures—The fair values of junior subordinated debentures are estimated by using discounted cash flow analyses based on incremental borrowing rates for similar types of instruments. These are classified as Level 2.

Accrued Interest Payable—The fair value approximates the carrying value and is classified as Level 1.

Commitments to Extend Credit—The fair value of these commitments is immaterial because their underlying interest rates approximate market.

The carrying amount and estimated fair value by classification Level of the Company's financial instruments as of December 31, 2023 and December 31, 2022 are as follows:

| | | | December 31, 2023 | | |
| | Carrying | | Fair Value | | |
(Dollars in thousands)	Amount	Total	Level 1	Level 2	Level 3
Financial Assets:					
Cash and short term investments	$ 94,695	$ 94,695	$ 94,695	$ —	$ —
Available-for-sale securities	282,226	282,226	—	282,226	—
Held-to-maturity securities	217,170	205,518	—	205,518	—
Other investments, at cost	6,800	6,800	—	—	6,800
Loans held for sale	4,433	4,433	—	4,433	—
Derivative financial instruments	1,069	1,069		1,069	
Net loans receivable	1,121,752	1,088,053	—	—	1,088,053
Accrued interest	5,869	5,869	5,869	—	—
Financial liabilities:					
Non-interest bearing demand	$ 432,333	$ 432,333	$ —	$ 432,333	$ —
Interest bearing demand deposits and money market accounts	707,434	707,434	—	707,434	—
Savings	118,623	118,623	—	118,623	—
Time deposits	252,611	252,137	—	252,137	—
Total deposits	1,511,001	1,510,527	—	1,510,527	—
Federal Home Loan Bank Advances	90,000	90,000	—	90,000	—
Short term borrowings	62,863	62,863	—	62,863	—
Junior subordinated debentures	14,964	13,123	—	13,123	—
Accrued interest payable	3,575	3,575	3,575	—	—

Note 5—FAIR VALUE MEASUREMENT (Continued)

(Dollars in thousands)	Carrying Amount	December 31, 2022 Fair Value Total	Level 1	Level 2	Level 3
Financial Assets:					
Cash and short term investments....	$ 37,401	$ 37,401	$ 37,401	$ —	$ —
Available-for-sale securities...........	331,862	331,862	—	331,862	—
Held-to-maturity securities.............	228,701	213,613	—	213,613	—
Other investments, at cost	4,191	4,191	—	—	4,191
Loans held for sale	1,779	1,779	—	1,779	—
Net loans receivable	969,521	943,498	—	—	943,498
Accrued interest	5,217	5,217	5,217	—	—
Financial liabilities:					
Non-interest bearing demand	$ 461,010	$ 461,010	$ —	$ 461,010	$ —
Interest bearing demand deposits and money market accounts........	629,763	629,763	—	629,763	—
Savings...	161,770	161,770	—	161,770	—
Time deposits	132,839	132,825	—	132,825	—
Total deposits	1,385,382	1,385,368	—	1,385,368	—
Federal Home Loan Bank Advances	50,000	50,000	—	50,000	—
Short term borrowings....................	90,743	90,743	—	90,743	—
Junior subordinated debentures......	14,964	13,402	—	13,402	—
Accrued interest payable	520	520	520	—	—

The following table summarizes quantitative disclosures about the fair value for each category of assets carried at fair value as of December 31, 2023 and December 31, 2022 that are measured on a recurring basis. There were no liabilities carried at fair value as of December 31, 2023 or December 31, 2022 that are measured on a recurring basis.

AVAILABLE-FOR-SALE:

(Dollars in thousands)

Description	December 31, 2023	(Level 1)	(Level 2)	(Level 3)
Available- for-sale securities				
US Treasury Securities	$ 18,346	$ —	$ 18,346	$ —
Government Sponsored Enterprises...............................	2,129	—	2,129	—
Mortgage-backed securities...	238,159	—	238,159	—
Small Business Administration pools	15,721	—	15,721	—
State and local government..	—	—	—	—
Corporate and other securities	7,871	—	7,871	—
Total Available-for-sale securities................................	282,226	—	282,226	—
Loans held for sale..	4,433	—	4,433	—
Total..	$ 286,659	$ —	$ 286,659	$ —

Note 5—FAIR VALUE MEASUREMENT (Continued)

(Dollars in thousands)

Description	December 31, 2022	(Level 1)	(Level 2)	(Level 3)
Available- for-sale securities				
US Treasury Securities	$ 55,983	$ —	$ 55,983	$ —
Government Sponsored Enterprises	2,074	—	2,074	—
Mortgage-backed securities	244,600	—	244,600	—
Small Business Administration pools	21,087	—	21,087	—
State and local government	—	—	—	—
Corporate and other securities	8,118	—	8,118	—
Total Available-for-sale securities	331,862	—	331,862	—
Loans held for sale	1,779	—	1,779	—
Total	$ 333,641	$ —	$ 333,641	$ —

The following tables summarize quantitative disclosures about the fair value for each category of assets carried at fair value as of December 31, 2023 and December 31, 2022 that are measured on a non-recurring basis. There were no liabilities carried at fair value and measured on a non-recurring basis at December 31, 2023 and 2022.

(Dollars in thousands)

Description	December 31, 2023	(Level 1)	(Level 2)	(Level 3)
Other real estate owned:				
Construction	145	—	—	145
Mortgage-commercial	477	—	—	477
Total other real estate owned	622	—	—	622
Total	$ 622	$ —	$ —	$ 622

(Dollars in thousands)

Description	December 31, 2022	(Level 1)	(Level 2)	(Level 3)
Impaired loans:				
Commercial & Industrial	$ —	$ —	$ —	$ —
Real estate:				
Mortgage-residential	34	—	—	34
Mortgage-commercial	4,752	—	—	4,752
Consumer:				
Home equity	168	—	—	168
Other	—	—	—	—
Total impaired	4,954	—	—	4,954
Other real estate owned:				
Construction	412	—	—	412
Mortgage-commercial	522	—	—	522
Total other real estate owned	934	—	—	934
Total	$ 5,888	$ —	$ —	$ 5,888

The Company has a large percentage of loans with real estate serving as collateral. Loans which are deemed to be impaired are primarily valued on a nonrecurring basis at the fair value of the underlying real estate collateral. Such fair values are obtained using independent appraisals, which the Company considers to be Level 3 inputs. Third party appraisals are generally obtained when a loan is identified as being impaired or at the time it is transferred to OREO. This internal process would consist of evaluating the underlying collateral to independently obtained comparable properties. With respect to less complex or smaller credits, an internal evaluation may be performed. Generally, the independent and internal evaluations are updated annually. Factors considered in determining the fair value include geographic sales trends, the value of comparable surrounding properties as well as the condition of the property.

Note 5—FAIR VALUE MEASUREMENT (Continued)

For Level 3 assets and liabilities measured at fair value on a non-recurring basis as of December 31, 2023 and December 31, 2022, the significant unobservable inputs used in the fair value measurements were as follows:

(Dollars in thousands)	Fair Value as of December 31, 2023	Valuation Technique	Significant Observable Inputs	Significant Unobservable Inputs
OREO	$ 622	Appraisal Value/Comparison Sales/Other estimates	Appraisals and or sales of comparable properties	Appraisals discounted 6% to 16% for sales commissions and other holding cost

(Dollars in thousands)	Fair Value as of December 31, 2022	Valuation Technique	Significant Observable Inputs	Significant Unobservable Inputs
OREO	$ 934	Appraisal Value/Comparison Sales/Other estimates	Appraisals and or sales of comparable properties	Appraisals discounted 6% to 16% for sales commissions and other holding cost
Impaired loans	$ 4,954	Appraisal Value	Appraisals and or sales of comparable properties	Appraisals discounted 6% to 16% for sales commissions and other holding cost

Note 6—PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31,	
(Dollars in thousands)	2023	2022
Land	$ 9,804	$ 9,804
Premises	28,708	28,684
Equipment	8,203	7,900
Fixed assets in progress	14	90
Property and equipment, gross	46,729	46,478
Accumulated depreciation	16,140	15,201
Property and Equipment Net	$ 30,589	$ 31,277

Depreciation expense included in operating expenses for the years ended December 31, 2023, 2022 and 2021 amounted to $1.8 million, $1.6 million, and $1.7 million, respectively.

As of December 31, 2023 and December 31, 2022 there were no premises held-for-sale. There was no gain or loss on premises held-for-sale during the year ended December 31, 2023. During the year ended December 31, 2022, the Company sold a warehouse that had previously been used for storage. Loss on premises held-for-sale was $73 thousand for the year ended December 31, 2022. There was no gain or loss on sale of fixed assets was for the year ended December 31, 2023 and loss on sale of fixed assets was $45 thousand for the year ended December 31, 2022.

Note 7—GOODWILL, CORE DEPOSIT INTANGIBLE

Intangible assets (excluding goodwill) consisted of the following:

	December 31,		
(Dollars in thousands)	**2023**	**2022**	**2021**
Core deposit premiums, gross carrying amount	$ 3,358	$ 3,358	$ 3,358
Other intangibles	538	538	538
Gross carrying amount	3,896	3,896	3,896
Accumulated amortization	(3,292)	(3,135)	(2,977)
Net	$ 604	$ 761	$ 919

Based on the core deposit and other intangibles as of December 31, 2023, the following table presents the aggregate amortization expense for each of the succeeding years ending December 31:

(Dollars in thousands)	**Amount**
2024	$ 158
2025	157
2026	158
2027	131
2028 and thereafter	
Total	$ 604

Amortization of the intangibles amounted to $158 thousand, $158 thousand, and $201 thousand for the years ended December 31, 2023, 2022 and 2021, respectively. Goodwill represents the excess of the purchase price over the sum of the estimated fair values of the tangible and identifiable intangible assets acquired less the estimated fair value of the liabilities assumed. Goodwill has an indefinite useful life and is evaluated for impairment annually or more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. Qualitative factors are assessed to first determine if it is more likely than not (more than 50%) that the carrying value of goodwill is less than fair value. During the year ended December 31, 2023, qualitative factors indicated it was more likely than not that the carrying value of goodwill was less than fair value, there were no indicators of impairment and no quantitative testing was performed.

The Company's carrying amount of goodwill at December 31, 2023, and 2022 and changes to the goodwill are summarized as follows:

	December 31,	
(In thousands)	**2023**	**2022**
Balance—beginning of year	$ 14,637	$ 14,637
Acquired Goodwill	—	—
Impairment	—	—
Balance, end of year	$ 14,637	$ 14,637

Note 8—OTHER REAL ESTATE OWNED

The following summarizes the activity in the other real estate owned for the years ended December 31, 2023 and 2022.

	December 31,	
(In thousands)	**2023**	**2022**
Balance—beginning of year	$ 934	$ 1,165
Additions—foreclosures	—	—
Write-downs	(44)	(69)
Sales	(268)	(162)
Balance, end of year	$ 622	$ 934

Note 9—DEPOSITS

The Company's total deposits are comprised of the following at the dates indicated:

(Dollars in thousands)	December 31, 2023		December 31, 2022	
Non-interest bearing deposits	$	432,333	$	461,010
Interest bearing demand deposits and money market accounts		707,434		629,763
Savings		118,623		161,770
Time deposits		252,611		132,839
Total deposits	$	1,511,001	$	1,385,382

Time deposits above include $48.1 million and $0 in brokered deposits as of December 31, 2023 and December 31, 2022, respectively.

At December 31, 2023, the scheduled maturities of time deposits are as follows:

(Dollars in thousands)	
2024	$ 221,399
2025	8,145
2026	20,483
2027	801
2028 and after	1,783
Total	$ 252,611

Interest paid on time deposits of $100 thousand or more totaled $2.4 million, $280 thousand, and $538 thousand in 2023, 2022, and 2021, respectively.

Time deposits that meet or exceed the FDIC insurance limit of $250 thousand at December 31, 2023 and December 31, 2022 were $51.1 million and $25.0 million, respectively.

Deposits from directors and executive officers and their related interests at December 31, 2023 and 2022 amounted to approximately $18.0 million and $24.5 million, respectively.

The amount of overdrafts classified as loans at December 31, 2023 and 2022 were $75 thousand and $162 thousand, respectively.

Total uninsured deposits were $436.6 million and $407.0 million at December 31, 2023 and December 31, 2022, respectively. Included in uninsured deposits at December 31, 2023 and December 31, 2022 were $82.8 million and $59.5 million of collateralized public funds, respectively.

Note 10—SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND OTHER BORROWED MONEY

Securities sold under agreements to repurchase generally mature within one day to four days from the transaction date. The weighted average interest rate at December 31, 2023 and 2022 was 2.83% and 0.95%, respectively. The maximum month-end balance during 2023 and 2022 was $91.8 million and $93.4 million, respectively. The average outstanding balance during the years ended December 31, 2023 and 2022 amounted to $74.6 million and $74.8 million, respectively, with an average rate paid of 2.22% and 0.30%, respectively. Securities sold under agreements to repurchase are collateralized by securities with fair market values exceeding the total balance of the agreement.

At December 31, 2023 and 2022, the Company had unused short-term lines of credit totaling $95.0 million and $70.0 million respectively.

Note 11—ADVANCES FROM FEDERAL HOME LOAN BANK

As collateral for its advances, the Company has pledged in the form of blanket liens, eligible loans, in the amount of $31.7 million at December 31, 2023. Securities have been pledged as collateral for advances in the amount of $150.6 million as of December 31, 2023. As collateral for its advances, the Company has pledged in the form of blanket liens, eligible loans, in the amount of $22.8 million at December 31, 2022. Securities have been pledged as collateral for advances in the amount of $72.6 million as of December 31, 2022. Advances are subject to prepayment penalties. The average advances during 2023 and 2022 were $86.6 million and $9.5 million, respectively. The average interest rate for 2023 and 2022 was 5.02% and 4.34%, respectively. The maximum outstanding amount at any month end was $125.0 million and $50.0 million for 2023 and 2022, respectively.

During the years ended December 31, 2023 and December 31, 2022 there were no advances that were prepaid. Accordingly, no losses were realized on early extinguishment.

Note 12—JUNIOR SUBORDINATED DEBT

On September 16, 2004, FCC Capital Trust I ("Trust I"), a wholly owned unconsolidated subsidiary of the Company, issued and sold floating rate securities having an aggregate liquidation amount of $15.0 million. Until the cessation of LIBOR on June 30, 2023, the securities accrued and paid distributions quarterly at a rate of three month LIBOR plus 257 basis points, thereafter, such distributions to be paid quarterly transitioned to an adjusted Secured Overnight Financing Rate (SOFR) index in accordance with the Federal Reserve's final rule implementing the Adjustable Interest Rate Act. The distributions are cumulative and payable in arrears. The Company has the right, subject to events of default, to defer payments of interest on the Trust I securities for a period not to exceed 20 consecutive quarters, provided no extension can extend beyond the maturity date of September 16, 2034. The Trust I securities are mandatorily redeemable upon maturity at September 16, 2034. If the Trust I securities are redeemed on or after September 16, 2009, the redemption price will be 100% of the principal amount plus accrued and unpaid interest. The Trust I security were eligible to be redeemed in whole but not in part, at any time prior to September 16, 2009 following an occurrence of a tax event, a capital treatment event or an investment company event. Currently, these securities qualify under risk-based capital guidelines as Tier 1 capital, subject to certain limitations. The Company has no current intention to exercise its right to defer payments of interest on the Trust I securities. In 2015, the Company redeemed $500 thousand of this Trust I security. This resulted in a gain of $130 thousand received in 2015.

Note 13—LEASES

The Company has operating leases on four of its facilities. The leases have maturities ranging from May 2027 to December 2038 some of which include extensions of multiple five-year terms. The right-of-use asset was $3.2 million and $2.7 million at December 31, 2023 and December 31, 2022, respectively. The lease liability was $3.4 million and $2.8 million at December 31, 2023 and December 31, 2022, respectively. During the twelve-month period ended December 31, 2023, the Company made cash payments in the amount of $413.1 thousand for operating leases and the lease liability was reduced by $262.8 thousand. The lease expense recognized during the twelve-month periods ended December 31, 2023, December 31, 2022, December 31, 2021 amounted to $448.5 thousand, $354.8 thousand, and $323.0 thousand, respectively. The weighted average remaining lease term as of December 31, 2023, is 11.70 years and the weighted average discount rate used is 4.29%. The following table shows future undiscounted lease payments for operating leases with initial terms of one year or more as of December 31, 2023.

(Dollars in thousands)

2024	$ 424
2025	434
2026	444
2027	422
2028	364
Thereafter	2,344
Total undiscounted lease payments	$ 4,432
Less effect of discounting	(1,006)
Present value of estimated lease payments (lease liability)	3,426

Note 14—INCOME TAXES

Income tax expense for the years ended December 31, 2023, 2022 and 2021 consists of the following:

	Year ended December 31		
(Dollars in thousands)	**2023**	**2022**	**2021**
Current			
Federal	$ 2,937	$ 3,429	$ 3,653
State	627	735	749
Total Current	3,564	4,164	4,402
Deferred			
Federal	(327)	(323)	(167)
State	(40)	(43)	(53)
Total Deferred	(367)	(366)	(220)
Income tax expense	$ 3,197	$ 3,798	$ 4,182

Reconciliation from expected federal tax expense to effective income tax expense for the periods indicated are as follows:

	Year ended December 31		
(Dollars in thousands)	**2023**	**2022**	**2021**
Expected federal income tax expense	$ 3,159	$ 3,866	$ 4,126
State income tax net of federal benefit	464	547	550
Tax exempt interest	(275)	(404)	(396)
Increase in cash surrender value life insurance	(176)	(151)	(146)
Valuation allowance	93	27	32
Life Insurance Proceeds	(19)	—	—
Excess tax benefit of stock compensation	—	(5)	(11)
Other	(49)	(82)	27
Total	$ 3,197	$ 3,798	$ 4,182

Note 14—INCOME TAXES (Continued)

The following is a summary of the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities:

		December 31,		
(Dollars in thousands)		2023		2022
Assets:				
Allowance for credit losses	$	2,646	$	2,464
Unfunded Commitments		129		—
Excess tax basis of deductible intangible assets		38		60
Net operating loss carry forward		933		840
Excess tax basis of assets acquired		—		18
Unrealized losses on available-for-sale securities		4,406		5,169
Unrealized losses on held-to-maturity securities		2,939		3,291
Compensation expense deferred for tax purposes		1,448		1,348
Deferred loss on other-than-temporary-impairment charges		5		5
FASB 91 - Origination Income & Costs		473		405
Other Real Estate Owned		229		231
Other		145		299
Total deferred tax asset		13,391		14,130
Valuation reserve		1,009		916
Total deferred tax asset net of valuation reserve		12,382		13,214
Liabilities:				
Tax depreciation in excess of book depreciation		445		619
Excess financial reporting basis of assets acquired		919		938
Unrealized gain on available-for-sale securities		—		—
Total deferred tax liabilities		1,364		1,557
Net deferred tax asset / (liability) recognized	$	11,018	$	11,657

At December 31, 2023 the Company has approximately $23.6 million in State net operating losses. A valuation allowance is established to fully offset the deferred tax asset related to these net operating losses of the holding company. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Additional amounts of these deferred tax assets considered to be realizable could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. The net deferred asset is included in other assets on the consolidated balance sheets.

A portion of the change in the net deferred tax asset relates to unrealized gains/losses on securities available-for-sale and held-to-maturity. The tax benefit related to the change of $1.6 million has been recorded directly to accumulated other comprehensive income within shareholders' equity. The balance in the change in net deferred tax asset results from the current period deferred tax benefit of $367 thousand. At December 31, 2023, the Company had no federal net operating loss carryforward.

Tax returns for 2020 and subsequent years are subject to examination by taxing authorities.

As of December 31, 2023, the Company had no material unrecognized tax benefits or accrued interest and penalties. It is the Company's policy to account for interest and penalties accrued relative to unrecognized tax benefits as a component of income tax expense.

Note 15—COMMITMENTS, CONCENTRATIONS OF CREDIT RISK AND CONTINGENCIES

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of these instruments. The Bank uses the same credit policies in making commitments as for on-balance sheet instruments. At December 31, 2023 and 2022, the Bank had commitments to extend credit including lines of credit of $214.2 million and $156.9 million, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies but may include inventory, property and equipment, residential real estate and income producing commercial properties.

The primary market areas served by the Bank include the Midlands Region of South Carolina to include Lexington, Richland, Newberry, and Kershaw Counties; the Central Savannah River Region include Aiken County, South Carolina and Richmond and Columbia Counties in Georgia. With the acquisition of Cornerstone, the Bank also serves Greenville, Anderson, and Pickens Counties in South Carolina which we refer to as the Upstate Region. In 2022, the Company opened a branch in Rock Hill, South Carolina which is located in York County and referred to as the Piedmont Region. Management closely monitors its credit concentrations and attempts to diversify the portfolio within its primary market area. The Company considers concentrations of credit risk to exist when pursuant to regulatory guidelines, the amounts loaned to multiple borrowers engaged in similar business activities represent 25% or more of the Bank's risk based capital, or approximately $41.7 million.

Based on this criteria, the Bank had five such concentrations at December 31, 2023, including $347.1 million (30.6% of total loans) to lessors of non-residential property, $142.1 million (12.5% of total loans) to lessors of residential properties, $72.7 million (6.4% of total loans) to private households, $59.9 million (5.3% of total loans) to other activities related to real estate and $56.4 million to hotels (5.0% of total loans). As reflected above, lessors of non-residential properties and lessors of residential buildings equate to approximately 209.0% and 85.6% of total regulatory capital, respectively. The risk in these portfolios is diversified over a large number of loans, approximately 488 for lessors of non-residential properties and 405 loans for lessors of residential buildings. Commercial real estate loans and commercial construction loans represent $889.8 million, or 78.5%, of the portfolio. Approximately $273.2 million, or 30.7%, of the total commercial real estate loans are owner occupied, which can tend to reduce the risk associated with these credits. Although the Bank's loan portfolio, as well as existing commitments, reflects the diversity of its market areas, a substantial portion of its debtor's ability to honor their contracts is dependent upon the economic stability of these areas.

The nature of the business of the Company and Bank may at times result in a certain amount of litigation. The Bank is involved in certain litigation that is considered incidental to the normal conduct of business. Management believes that the liabilities, if any, resulting from the proceedings will not have a material adverse effect on the consolidated financial position, consolidated results of operations or consolidated cash flows of the Company.

Note 16—REVENUE RECOGNITION

In accordance with Topic 606, revenues are recognized when control of promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation.

The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of Topic 606, the Company assesses the goods or services that are promised within each contract and identifies those that contain performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Deposit Service Charges: The Bank earns fees from its deposit customers for account maintenance, transaction-based and overdraft services. Account maintenance fees consist primarily of account fees and analyzed account fees charged on deposit accounts on a monthly basis. The performance obligation is satisfied and the fees are recognized on a monthly basis as the service period is completed. Transaction-based fees on deposits accounts are charged to deposit customers for specific services provided to the customer, such as non-sufficient funds fees, overdraft fees, and wire fees. The performance obligation is completed as the transaction occurs and the fees are recognized at the time each specific service is provided to the customer.

Check Card Fee Income: Check card fee income represents fees earned when a debit card issued by the Bank is used. The Bank earns interchange fees from debit cardholder transactions through the Mastercard payment network. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder. The performance obligation is satisfied and the fees are earned when the cost of the transaction is charged to the card. Certain expenses directly associated with the debit card are recorded on a net basis with the fee income. This income is recognized within "Other" below.

Gains/Losses on OREO Sales: Gains/losses on the sale of OREO are included in non-interest income and are generally recognized when the performance obligation is complete. This is typically at delivery of control over the property to the buyer at the time of each real estate closing.

(Dollars in thousands) Non-Interest Income	December 31, 2023		December 31, 2022	
Deposit service charges	$	963	$	960
Mortgage banking income[1]		1,406		1,900
Investment advisory fees and non-deposit commissions[1]		4,511		4,479
Loss on sale of securities[1]		(1,249)		
Gain (loss) on sale of other real estate owned		151		(45)
Gain (loss) on sale of other assets		—		(73)
Non-recurring income		121		7
Other[2]		4,518		4,341
Total non-interest income		10,421		11,569

[1]   Not within the scope of ASC 606
[2]   Includes Check Card Fee income discussed above. No other items are within the scope of ASC 606.

Note 17—OTHER INCOME AND OTHER EXPENSE

A summary of the components of other non-interest income is as follows:

(In thousands)	Year ended December 31,		
	2023	2022	2021
ATM debit card income	$ 2,771	$ 2,706	$ 2,669
Recurring income on bank owned life insurance	745	721	693
Rental income	370	322	311
Other fees including safe deposit box fees	230	251	243
Wire transfer fees	119	132	118
Other	283	209	214
Total	$ 4,518	$ 4,341	$ 4,248

A summary of the components of other non-interest expense is as follows:

(Dollars in thousands)	Year ended December 31,		
	2023	2022	2021
Core banking/electronic processing and services	$ 2,512	$ 2,469	$ 2,397
ATM/debit card processing	1,074	885	694
Software subscriptions and services	1,008	896	733
Supplies	134	134	116
Telephone	485	354	365
Courier	284	279	181
Correspondent services	354	303	280
Insurance	381	358	325
Debit card and Fraud losses	422	285	160
Investment advisory and non-deposit expense	329	409	420
Loan processing and closing costs	331	266	329
Director fees	601	488	500
Legal and Professional fees	1,042	1,177	878
Shareholder expense	197	221	212
Other	957	834	777
Total	$ 10,111	$ 9,358	$ 8,367

Note 18—STOCK OPTIONS, RESTRICTED STOCK, RESTRICTED STOCK UNITS, AND DEFERRED COMPENSATION

The table below shows the components of "nonvested restricted stock and stock units" as of the years ended December 31, 2023 and 2022.

(Dollars in thousands)	Year ended December 31,	
Nonvested restricted stock and stock units	2023	2022
Non-employee director deferred compensation stock plan deferred stock units	1,439	1,260
Time-based restricted stock units - officer	235	129
Performance-based restricted stock units - officer	521	218
Restricted stock – officer and director	(14)	(146)
Total nonvested restricted stock and stock units	2,181	1,461

Note 18— STOCK OPTIONS, RESTRICTED STOCK, RESTRICTED STOCK UNITS, AND DEFERRED COMPENSATION (Continued)

Non-Employee Director Deferred Compensation Plan

Under the Company's Non-Employee Director Deferred Compensation Plan, as amended and restated effective as of January 1, 2021, a director may elect to defer all or any part of annual retainer and monthly meeting fees payable with respect to service on the board of directors or a committee of the board. Units of common stock are credited to the director's account as of the last day of such calendar quarter during which the compensation is earned and are included in dilutive securities in the table above. The non-employee director's account balance is distributed by issuance of common stock within 30 days following such director's separation from service from the board of directors.

The table below shows the following information related to First Community Corporation's Non-Employee Director Deferred Compensation Plan: accumulated share units and accrued liability as of the years ended December 31 2023, 2022 and 2021; and the related director compensation expense for the twelve months ended 2023, 2022, and 2021.

	Year ended December 31,		
	2023	**2022**	**2021**
Non-employee director deferred compensation plan accumulated share units	93,488	93,488	85,764
Accrued liability (dollars in thousands)[1]	1,439	1,260	1,107
Related director compensation expense (dollars in thousands)..........	180	153	140

[1] Recorded in "Nonvested restricted stock and stock units" effective June 2022; recorded in "Other liabilities" prior to June 2022.

First Community Corporation 2021 Omnibus Equity Incentive Plan

In 2021, the Company and its shareholders adopted an omnibus equity incentive plan whereby 225,000 shares were reserved for issuance by the Company to help the company attract, retain and motivate directors, officers, employees, consultants and advisors of the Company and its subsidiaries (the "2021 Plan"). The 2021 Plan replaced the 2011 Plan.

The table below shows stock awards granted during the twelve months ended December 31, 2023, 2022, and 2021.

(In shares/units)	Twelve Months ended December 31,		
	2023[1]	**2022[1]**	**2021[2]**
Time-based restricted stock units - officer	12,562	11,738	—
Performance-based restricted stock units – officer[3]...........................	16,750	11,738	13,301
Restricted stock – officer...	—	2,201	13,301
Restricted stock – director	7,590	7,359	7,960

[1] Stock awards in 2023 and 2022 were granted under the First Community Corporation 2021 Omnibus Equity Incentive Plan.

[2] Stock awards in 2021 were granted under the First Community Corporation 2011 Stock Incentive Plan.

[3] 16,750 units represent the target payout with a maximum payout of 33,500 units.

Note 18—STOCK OPTIONS, RESTRICTED STOCK, RESTRICTED STOCK UNITS, AND DEFERRED COMPENSATION (Continued)

The table below shows the fair value of stock awards granted during the twelve months ended December 31 2023, 2022 and 2021.

(Dollars in thousands)	Twelve months ended December 31,		
	2023[1]	2022[1]	2021[2]
Time-based restricted stock units - officer	255	246	—
Performance-based restricted stock units – officer[3]	340	246	234
Restricted stock – officer	—	46	234
Restricted stock – director	154	154	140

[1] Stock awards in 2023 and 2022 were granted under the First Community Corporation 2021 Omnibus Equity Incentive Plan.
[2] Stock awards in 2021 were granted under the First Community Corporation 2011 Stock Incentive Plan.
[3] $340 thousand represents the target payout with a maximum payout of $680 thousand.

The table below shows the compensation expense related to stock awards granted during the twelve months ended December 31 2023, 2022 and 2021.

(Dollars in thousands)	Year ended December 31,		
Compensation expense related to stock awards	2023	2022	2021
Time-based restricted stock units – officer[1]	163	94	19
Performance-based restricted stock units – officer[2]	264	153	65
Restricted stock – officer[3]	120	206	223
Restricted stock – director[4]	167	141	140

[1] Expense in 2023 consists of $159.8 thousand related stock awards granted under the First Community Corporation 2021 Omnibus Equity Incentive Plan and $3.2 thousand related stock awards granted under the First Community Corporation 2011 Stock Incentive Plan. Expense in 2022 consists of $75.1 thousand related stock awards granted under the First Community Corporation 2021 Omnibus Equity Incentive Plan and $19.1 thousand related stock awards granted under the First Community Corporation 2011 Stock Incentive Plan. Expense in 2021 were related to stock awards granted under the First Community Corporation 2011 Stock Incentive Plan.
[2] Expense in 2023 consists of $186.0 thousand related stock awards granted under the First Community Corporation 2021 Omnibus Equity Incentive Plan and $78.0 thousand related stock awards granted under the First Community Corporation 2011 Stock Incentive Plan. Expense in 2022 consists of $75.1 thousand related stock awards granted under the First Community Corporation 2021 Omnibus Equity Incentive Plan and $78.0 thousand related stock awards granted under the First Community Corporation 2011 Stock Incentive Plan. Expense in 2021 were related to stock awards granted under the First Community Corporation 2011 Stock Incentive Plan.
[3] Expense in 2023 consists of $17.2 thousand related stock awards granted under the First Community Corporation 2021 Omnibus Equity Incentive Plan and $102.8 thousand related stock awards granted under the First Community Corporation 2011 Stock Incentive Plan. Expense in 2022 consists of $23.8 thousand related stock awards granted under the First Community Corporation 2021 Omnibus Equity Incentive Plan and $182.1 thousand related stock awards granted under the First Community Corporation 2011 Stock Incentive Plan. Expense in 2021 were related to stock awards granted under the First Community Corporation 2011 Stock Incentive Plan.
[4] Expense in 2023 and 2022 was related to stock awards granted under the Community Corporation 2021 Omnibus Equity Incentive Plan. Expense in 2021 were related to stock awards granted under the First Community Corporation 2011 Stock Incentive Plan.

Note 18—STOCK OPTIONS, RESTRICTED STOCK, RESTRICTED STOCK UNITS, AND DEFERRED COMPENSATION (Continued)

The table below shows the First Community Corporation 2021 Omnibus Equity Incentive Plan ("2021 Incentive Plan") initial reserve at May 19, 2021; stock awards granted under the 2021 Incentive Plan from its inception through December 31, 2023; and the remaining reserve under such plan at December 31, 2023.

(In shares / units)

First Community Corporation 2021 Omnibus Equity Incentive Plan	2023
Initial reserve – May 19, 2021	225,000
Shares / units granted	
Time-based restricted stock units - officer	(24,300)
Performance-based restricted stock units – officer[1]	(34,358)
Restricted stock – officer..	(2,201)
Restricted stock – director..	(14,949)
Remaining reserve – December 31, 2023	149,192

[1] Performance-based restricted stock units are initially granted and expensed at target levels; however, they are reserved at maximum levels.

Note 19—EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) plan, which covers substantially all employees. Participants may contribute up to the maximum allowed by the regulations. During the years ended December 31, 2023, 2022 and 2021, the plan expense amounted to $659 thousand , $608 thousand, and $581 thousand , respectively. The Company matches 100% of the employee's contribution up to 3% and 50% of the employee's contribution on the next 2% of the employee's contribution.

The Company acquired various single premium life insurance policies from DutchFork Bancshares that are used to indirectly fund fringe benefits to certain employees and officers. A salary continuation plan was established payable for two key individuals upon attainment of age 63. The plan provides for monthly benefits of $2,500 each for seventeen years for two individuals.

The Company acquires various life insurance policies to fund fringe benefits to certain key employees. The cash surrender value at December 31, 2023 and 2022 of all bank owned life insurance was $30.2 million and $30.0 million, respectively. Expenses accrued for the anticipated benefits under the salary continuation plans for the year ended December 31, 2023, 2022 and 2021 amounted to $482 thousand, $492 thousand, and $516 thousand, respectively.

Note 20—EARNINGS PER COMMON SHARE

The following reconciles the numerator and denominator of the basic and diluted earnings per common share computation:

	Year ended December 31,		
(Amounts in thousands)	2023	2022	2021
Numerator (Included in basic and diluted earnings per share)	$ 11,843	$ 14,613	$ 15,465
Denominator			
Weighted average common shares outstanding for:			
Basic earnings per common share	7,568	7,529	7,491
Dilutive securities:			
Deferred compensation	79	79	58
Diluted common shares outstanding..	7,647	7,608	7,549
Basic earnings per common share	$ 1.56	$ 1.94	$ 2.06
Diluted earnings per common share	$ 1.55	$ 1.92	$ 2.05
The average market price used in calculating assumed number of shares...	$ 18.70	$ 19.52	$ 19.68

Note 21—SHAREHOLDERS' EQUITY, CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS

The Company and Bank are subject to various federal and state regulatory requirements, including regulatory capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company and Bank capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors. The Bank is required to maintain minimum Tier 1 capital, Common Equity Tier I (CET1) capital, total risked based capital and Tier 1 leverage ratios of 6%, 4.5%, 8% and 4%, respectively.

Regulatory capital rules adopted in July 2013 and fully phased in as of January 1, 2019, which we refer to as Basel III, impose minimum capital requirements for bank holding companies and banks. The Basel III rules apply to all national and state banks and savings associations regardless of size and bank holding companies and savings and loan holding companies other than "small bank holding companies," generally holding companies with consolidated assets of less than $3 billion (such as the Company). In order to avoid restrictions on capital distributions or discretionary bonus payments to executives, a covered banking organization must maintain a "capital conservation buffer" on top of our minimum risk-based capital requirements. This buffer must consist solely of common equity Tier 1, but the buffer applies to all three measurements (common equity Tier 1, Tier 1 capital and total capital). The capital conservation buffer consists of an additional amount of CET1 equal to 2.5% of risk-weighted assets.

Based on the foregoing, as a small bank holding company, we are generally not subject to the capital requirements unless otherwise advised by the Federal Reserve; however, our Bank remains subject to the capital requirements.

The Bank exceeded the minimum regulatory capital ratios at December 31, 2023 and 2022, as set forth in the following table:

(In thousands)	Minimum Required Amount	%	Actual Amount	%	Excess Amount	%
The Bank[(1)(2)]:						
December 31, 2023						
Risk Based Capital						
Tier 1	$ 73,696	6.0%	$ 153,859	12.5%	$ 80,163	6.5%
Total Capital	$ 98,261	8.0%	166,752	13.6%	68,491	5.6%
CET1.............................	$ 55,272	4.5%	153,859	12.5%	98,587	8.0%
Tier 1 Leverage	$ 72,830	4.0%	153,859	8.5%	81,029	4.5%
December 31, 2022						
Risk Based Capital						
Tier 1	$ 64,741	6.0%	$ 145,578	13.5%	$ 80,837	7.5%
Total Capital	$ 86,321	8.0%	$ 156,914	14.5%	$ 70,593	6.5%
CET1.............................	$ 48,555	4.5%	$ 145,578	13.5%	$ 97,023	9.0%
Tier 1 Leverage	$ 67,509	4.0%	$ 145,578	8.6%	$ 78,069	4.6%

[(1)] As a small bank holding company, the Company is generally not subject to the capital requirements unless otherwise advised by the Federal Reserve.
[(2)] Ratios do not include the capital conservation buffer of 2.5%.

Note 21—SHAREHOLDERS' EQUITY, CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS (Continued)

The Federal Reserve has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs asset quality and overall financial condition. The Federal Reserve's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. In addition, under the prompt corrective action regulations, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect the ability of the Company to pay dividends or otherwise engage in capital distributions.

The Company's principal source of cash flow, including cash flow to pay dividends to its shareholders, is dividends it receives from the Bank. Statutory and regulatory limitations apply to the Bank's payment of dividends to the Company. As a South Carolina chartered bank, the Bank is subject to limitations on the amount of dividends that it is permitted to pay. Unless otherwise instructed by the S.C. Board, the Bank is generally permitted under South Carolina State banking regulations to pay cash dividends of up to 100% of net income in any calendar year without obtaining the prior approval of the S.C. Board. The FDIC also has the authority under federal law to enjoin a bank from engaging in what in its opinion constitutes an unsafe or unsound practice in conducting its business, including the payment of a dividend under certain circumstances.

If the Bank is not permitted to pay cash dividends to the Company, it is unlikely that we would be able to pay cash dividends on our common stock. Moreover, holders of the Company's common stock are entitled to receive dividends only when, and if declared by the board of directors. Although the Company has historically paid cash dividends on its common stock, the Company is not required to do so, and the board of directors could reduce or eliminate our common stock dividend in the future.

Note 22—PARENT COMPANY FINANCIAL INFORMATION

The balance sheets, statements of operations and cash flows for First Community Corporation (Parent Only) follow:

Condensed Balance Sheets

	At December 31,	
(Dollars in thousands)	**2023**	**2022**
Assets:		
Cash on deposit	$ 3,590	$ 3,870
Investment in bank subsidiary	140,746	128,392
Other	1,941	1,288
Total assets	$ 146,277	$ 133,550
Liabilities:		
Junior subordinated debentures	$ 14,964	$ 14,964
Other	254	225
Total liabilities	15,218	15,189
Shareholders' equity	131,059	118,361
Total liabilities and shareholders' equity	$ 146,277	$ 133,550

Note 22—PARENT COMPANY FINANCIAL INFORMATION (Continued)

Condensed Statements of Operations

	Year ended December 31,		
(Dollars in thousands)	2023	2022	2021
Income:			
Interest and dividend income	$ 37	$ 21	$ 13
Equity in undistributed earnings of subsidiary	8,495	11,431	12,386
Dividend income from bank subsidiary	5,357	4,463	4,019
Total income	13,889	15,915	16,418
Expenses:			
Interest expense	1,187	675	416
Other	1,419	974	772
Total expense	2,606	1,649	1,188
Income before taxes	11,283	14,266	15,230
Income tax benefit	(560)	(347)	(235)
Net income	$ 11,843	$ 14,613	$ 15,465

Condensed Statements of Cash Flows

	Year ended December 31,		
(Dollars in thousands)	2023	2022	2021
Cash flows from operating activities:			
Net income	$ 11,843	$ 14,613	$ 15,465
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed earnings of subsidiary	(8,495)	(11,431)	(12,386)
Other-net	(545)	232	145
Net cash provided by operating activities	2,803	3,414	3,224
Cash flows from investing activities:			
Purchase of investments at cost	(80)	(188)	(87)
Net cash provided by investing activities	(80)	(188)	(87)
Cash flows from financing activities:			
Dividends paid: common stock	(4,235)	(3,913)	(3,593)
(Cost of) Proceeds from issuance of common stock	(28)	28	46
Dividend Reinvestment Plan	438	388	368
Change in non-vested restricted stock	180	507	—
Restricted stock units granted	763	1,447	—
Restricted shares surrendered	(121)	(42)	(70)
Deferred compensation shares	—	(1,106)	90
Net cash used in financing activities	(3,003)	(2,691)	(3,159)
Increase (decrease) in cash and cash equivalents	(280)	535	(22)
Cash and cash equivalents at beginning of year	3,870	3,335	3,357
Cash and cash equivalents at end of year	$ 3,590	$ 3,870	$ 3,335

Note 23—SUBSEQUENT EVENTS

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Non-recognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date.

Management has reviewed events occurring through the date the financial statements were available to be issued and no subsequent events occurred requiring accrual or disclosure.

Note 24—DERIVATIVES

The Company utilizes interest rate swap agreements as part of its asset liability management strategy to help manage its interest rate risk position. The notional amount of the interest rate swaps does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest rate swap agreements.

The following table presents the gross notional amounts and estimated fair value of derivative instruments employed by the Company as of December 31, 2023:

		Fair Value	
(Dollars in thousands)	**Notional**		
Fair Value Hedges:	**Amount**	**Assets**	**Liabilities**
Interest rate contracts			
Pay fixed, receive variable – loans	$ 150,000	$ 1,069	$ —
Total derivatives	$ 150,000	$ 1,069	$ —

The above derivative is under a master netting arrangement. However, as of December 31, 2023, there were no other outstanding derivative contracts. The net fair value of the hedged item and derivative item is recorded in other assets in the statement of financial condition. There were no outstanding derivative contracts as of December 31, 2022. The following represents the carrying value of hedged items in fair value hedging relationships:

	Hedge Asset	**Hedge Basis Adjustment**	
(Dollars in thousands)	**Basis**	**Designated**	**Discounted**
Fair Value Hedges:			
Interest rate contracts			
Commercial real estate loans	$ 900	$ —	$ —
Total	$ 900	$ —	$ —

During the year ended December 31, 2023, income on interest settlements totaled $1.6 million. Changes in the fair value of the hedged item of $1.1 million was offset by changes in the fair value of the swap derivative of $1.1 million. The residual was a result of hedge ineffectiveness and recorded in other income on the consolidated statement of operations. No portion of the change in fair value of derivatives designated as hedges has been excluded from effectiveness testing. No hedges were terminated during the year ended December 31, 2023.

Note 25—REPORTABLE SEGMENTS

The Company's reportable segments represent the distinct product lines the Company offers and are viewed separately for strategic planning by management. The Company has four reportable segments:

- Commercial and retail banking: The Company's primary business is to provide deposit and lending products and services to its commercial and retail customers.

- Mortgage Banking: This segment provides mortgage origination services for loans that will be sold to investors in the secondary market and consumer mortgage loans that will be held-for-investment. In the second quarter of 2022, management made the decision to include consumer mortgage held-for-investment loans in this segment. Prior to the second quarter of 2022, consumer mortgage loans held-for-investment were included in the Commercial and Retail Banking segment. Non-interest income for loans held-for-sale and loans held-for-investment is included in Mortgage Banking income and other income, respectively, on the income statement. The Mortgage Banking financial information presented below includes consumer mortgage loans held-for-investment for all periods presented. Beginning in 2022, a provision for credit loss, a cost of funds and other operating costs have been allocated to this segment.

Note 25—REPORTABLE SEGMENTS (Continued)

- Investment advisory and non-deposit: This segment provides investment advisory services and non-deposit products.
- Corporate: This segment includes the parent company financial information, including interest on parent company debt and dividend income received from First Community Bank (the "Bank").

The following tables present selected financial information for the Company's reportable business segments for the years ended December 31, 2023, December 31, 2022 and December 31, 2021.

Year ended December 31, 2023 (Dollars in thousands)	Commercial and Retail Banking	Mortgage Banking	Investment advisory and non-deposit	Corporate	Eliminations	Consolidated
Dividend and Interest Income	$ 68,874	$ 3,787	$ —	$ 5,393	$ (5,357)	$ 72,697
Interest expense	21,478	1,140	—	1,187	—	23,805
Net interest income	$ 47,396	$ 2,647	$ —	$ 4,206	$ (5,357)	$ 48,892
Provision for credit losses	677	452	—	—	—	1,129
Noninterest income	4,496	1,414	4,511	—	—	10,421
Noninterest expense	35,136	3,477	3,112	1,419	—	43,144
Net income (loss) before taxes	$ 16,079	$ 132	$ 1,399	$ 2,787	$ (5,357)	$ 15,040
Income tax expense (benefit)	3,757	—	—	(560)	—	3,197
Net income (loss)	$ 12,322	$ 132	$ 1,399	$ 3,347	$ (5,357)	$ 11,843

Year ended December 31, 2022 (Dollars in thousands)	Commercial and Retail Banking	Mortgage Banking	Investment advisory and non-deposit	Corporate	Eliminations	Consolidated
Dividend and Interest Income	$ 49,238	$ 1,858	$ —	$ 4,484	$ (4,463)	$ 51,117
Interest expense	2,403	96	—	675	—	3,174
Net interest income	$ 46,835	$ 1,762	$ —	$ 3,809	$ (4,463)	$ 47,943
Provision for (release of) credit losses	(392)	240	—	—	—	(152)
Noninterest income	5,184	1,906	4,479	—	—	11,569
Noninterest expense	33,629	3,689	2,961	974	—	41,253
Net income before taxes	$ 18,782	$ (261)	$ 1,518	$ 2,835	$ (4,463)	$ 18,411
Income tax expense (benefit)	4,145	—	—	(347)	—	3,798
Net income	$ 14,637	$ (261)	$ 1,518	$ 3,182	$ (4,463)	$ 14,613

Year ended December 31, 2021 (Dollars in thousands)	Commercial and Retail Banking	Mortgage Banking	Investment advisory and non-deposit	Corporate	Eliminations	Consolidated
Dividend and Interest Income	$ 46,499	$ 1,008	$ —	$ 4,032	$ (4,019)	$ 47,520
Interest expense	1,825	—	—	416	—	2,241
Net interest income	$ 44,674	$ 1,008	$ —	$ 3,616	$ (4,019)	$ 45,279
Provision for credit losses	335	—	—	—	—	335
Noninterest income	5,590	4,319	3,995	—	—	13,904
Noninterest expense	31,275	4,694	2,460	772	—	39,201
Net income before taxes	$ 18,654	$ 633	$ 1,535	$ 2,844	$ (4,019)	$ 19,647
Income tax expense (benefit)	4,417	—	—	(235)	—	4,182
Net income	$ 14,237	$ 633	$ 1,535	$ 3,079	$ (4,019)	$ 15,465

(Dollars in thousands)	Commercial and Retail Banking	Mortgage Banking	Investment advisory and non-deposit	Corporate	Eliminations	Consolidated
Total Assets as of December 31, 2023	$ 1,727,245	$ 99,310	$ 5	$ 174,468	$ (173,340)	$ 1,827,688
Total Assets as of December 31, 2022	$ 1,616,173	$ 55,845	$ —	$ 165,937	$ (165,009)	$ 1,672,946

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023, in accordance with Rule 13a-15 of the Exchange Act. We applied our judgment in the process of reviewing these controls and procedures, which, by their nature, can provide only reasonable assurance regarding our control objectives. Based upon that evaluation, our Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2023, were effective to provide reasonable assurance regarding our control objectives.

Management's Report on Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining an effective system of internal control over financial reporting (as such term is defined in Rules 13A-15(f) and 15d-15(f) under the Exchange Act). The Company's system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. There are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and circumvention or overriding of controls. Accordingly, even an effective system of internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the Company's internal control over financial reporting as of December 31, 2023. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2023, the Company maintained effective internal control over financial reporting based on those criteria.

Changes in Internal Controls

There were no changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 9B. Other Information.

Trading Plans

During the three months ended December 31, 2023, no director or "officer" of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required to be disclosed by this item will be disclosed in our definitive proxy statement to be filed no later than 120 days after December 31, 2023 in connection with our 2024 annual meeting of shareholders. The information required by Item 10 is hereby incorporated by reference from our proxy statement for our 2024 annual meeting of shareholders to be held on May 22, 2024.

We have adopted a Code of Ethics that applies to our directors, executive officers (including our principal executive officer and principal financial officer) and employees in accordance with the Sarbanes-Oxley Corporate Responsibility Act of 2002. The Code of Ethics is available on our web site at www.firstcommunitysc.com. We will disclose any future amendments to, or waivers from, provisions of these ethics policies and standards on our website as promptly as practicable, as and to the extent required under NASDAQ Stock Market listing standards and applicable SEC rules.

Item 11. Executive Compensation.

The information required to be disclosed by this item will be disclosed in our definitive proxy statement to be filed no later than 120 days after December 31, 2023 in connection with our 2024 annual meeting of shareholders. The information required by Item 11 is hereby incorporated by reference from our proxy statement for our 2024 annual meeting of shareholders to be held on May 22, 2024.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters.

There are no outstanding options as of December 31, 2023.

The additional information required to be disclosed by this item will be disclosed in our definitive proxy statement to be filed no later than 120 days after December 31, 2023 in connection with our 2024 annual meeting of shareholders. The information required by this Item 12 is set forth under "Security Ownership of Certain Beneficial Owners and Management" and hereby incorporated by reference from our proxy statement for our 2024 annual meeting of shareholders to be held on May 22, 2024.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required to be disclosed by this item will be disclosed in our definitive proxy statement to be filed no later than 120 days after December 31, 2023 in connection with our 2024 annual meeting of shareholders. The information required by Item 13 is hereby incorporated by reference from our proxy statement for our 2024 annual meeting of shareholders to be held on May 22, 2024.

Item 14. Principal Accountant Fees and Services.

The information required to be disclosed by this item will be disclosed in our definitive proxy statement to be filed no later than 120 days after December 31, 2023, in connection with our 2024 annual meeting of shareholders. The information required by Item 14 is hereby incorporated by reference from our proxy statement for our 2024 annual meeting of shareholders to be held on May 22, 2024.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a)(1) Financial Statements

The following consolidated financial statements are located in Item 8 of this report.
- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of December 31, 2023 and 2022
- Consolidated Statements of Income for the years ended December 31, 2023, 2022 and 2021
- Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2023, 2022 and 2021
- Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2023, 2022 and 2021
- Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021
- Notes to the Consolidated Financial Statements

(a)(2) Financial Statement Schedules

These schedules have been omitted because they are not required, are not applicable or have been included in our consolidated financial statements.

(a)(3) Exhibits

The following exhibits are required to be filed with this Report on Form 10-K by Item 601 of Regulation S-K.

Exhibit Index

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger, dated as of April 11, 2017, by and between First Community Corporation and Cornerstone Bancorp (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed with the SEC on April 12, 2017).
3.1	Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed with the SEC on June 27, 2011).
3.2	Articles of Amendment (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed with the SEC on May 23, 2019).
3.3	Amended and Restated Bylaws dated May 21, 2019 (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed with the SEC on May 22, 2019).
4.1	Description of the Company's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.1 of the Company's Form 10-K for the period ended December 31, 2019).
10.4	Dividend Reinvestment Plan dated July 7, 2003 (incorporated by reference to Form S-3/D filed with the SEC on July 14, 2003, File No. 333-107009, April 20, 2011, File No. 333-173612, and January 31, 2019, File No. 333-229442).**
10.5	Form of Salary Continuation Agreement dated August 2, 2006 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the SEC on August 3, 2006).**
10.6	Non-Employee Director Deferred Compensation Plan approved September 30, 2006 and Form of Deferred Compensation Agreement (incorporated by reference to Exhibits 10.1 and 10.2 to the Company's Form 8-K filed with the SEC on October 4, 2006).
10.7	First Community Corporation Non-Employee Director Deferred Compensation Plan, as amended and restated effective as of January 1, 2021 (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the period ended June 30, 2021).

Exhibit No.	Description of Exhibit

10.7 Employment Agreement by and between Michael C. Crapps and First Community Corporation dated December 8, 2015 (incorporated by reference to Exhibit 10.7 of the Company's Form 10-K for the period ended December 31, 2015).**

10.8 Employment Agreement by and between Joseph G. Sawyer and First Community Corporation dated December 8, 2015 (incorporated by reference to Exhibit 10.8 of the Company's Form 10-K for the period ended December 31, 2015).**

10.9 Employment Agreement by and between David K. Proctor and First Community Corporation dated December 8, 2015 (incorporated by reference to Exhibit 10.9 of the Company's Form 10-K for the period ended December 31, 2015).**

10.10 Employment Agreement by and between Robin D. Brown and First Community Corporation dated December 8, 2015 (incorporated by reference to Exhibit 10.10 of the Company's Form 10-K for the period ended December 31, 2015).**

10.11 Employment Agreement by and between J. Ted Nissen and First Community Corporation dated December 8, 2015 (incorporated by reference to Exhibit 10.11 of the Company's Form 10-K for the period ended December 31, 2015).**

10.12 Employment Agreement by and between Tanya A. Butts and First Community Corporation dated April 22, 2019 (incorporated by reference to Exhibit 10.12 of the Company's Form 10-K for the period ended December 31, 2019).**

10.13 Employment Agreement by and between Donald Shawn Jordan and First Community Corporation dated November 12, 2019 (incorporated by reference to Exhibit 10.13 of the Company's Form 10-K for the period ended December 31, 2019).**

10.14 First Community Corporation 2011 Stock Incentive Plan and Form of Stock Option Agreement and Form of Restricted Stock Agreement (incorporated by reference to Appendix A to the Company's Proxy Statement filed with April 7, 2011).**

10.15 Amendment No. 1 to the First Community Corporation 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the SEC on April 22, 2016).**

10.16 Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed with the SEC on April 22, 2016).**

10.17 First Community Corporation Annual Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the SEC on December 16, 2019).**

10.18 First Community Corporation 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Form S-8 (File No. 333-257550) filed with the SEC on June 30, 2021)**

10.19 Form of Time-based Restricted Stock Unit Agreement under the First Community Corporation 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the SEC on February 16, 2022)**

10.20 Form of Performance-based Restricted Stock Unit Agreement under the First Community Corporation 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed with the SEC on February 16, 2022)**

10.21 Form of Restricted Stock Agreement for Directors under the First Community Corporation 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed with the SEC on February 16, 2022)**

10.22 Form of Restricted Stock Agreement for Employees under the First Community Corporation 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Form 8-K filed with the SEC on February 16, 2022)**

10.23 Employment Agreement by and between Vaughan R. Dozier, Jr. and First Community Corporation dated January 1, 2024

10.24 Employment Agreement by and between Joseph A.(Drew) Painter. and First Community Corporation dated January 1, 2024

10.25 Form of Time-based Restricted Stock Unit Agreement under the First Community Corporation 2021 Omnibus Equity Incentive Plan*,**

10.26 Form of Performance-based Restricted Stock Unit Agreement under the First Community

Exhibit No.	Description of Exhibit
	Corporation 2021 Omnibus Equity Incentive Plan*,**
10.27	Form of Restricted Stock Agreement for Directors under the First Community Corporation 2021 Omnibus Equity Incentive Plan*,**
10.28	Form of Restricted Stock Agreement for Employees under the First Community Corporation 2021 Omnibus Equity Incentive Plan*,**
21.1	Subsidiaries of the Company.*
23.1	Consent of Independent Registered Public Accounting Firm—Elliott Davis, LLC.*
24.1	Power of Attorney (contained on the signature page hereto).*
31.1	Rule 13a-14(a) Certification of the Chief Executive Officer.*
31.2	Rule 13a-14(a) Certification of the Chief Financial Officer.*
32	Section 1350 Certifications.*
97#	First Community Corporation Clawback Policy, effective September 19, 2023.
101	The following materials from the Company's Annual Report on Form 10-K for the year ended December 31, 2023, formatted in eXtensible Business Reporting Language (XBRL): (i) the Consolidated Balance Sheets as December 31, 2023 and December 31, 2022; (ii) Consolidated Statements of Income for the years ended December 31, 2023, 2022 and 2021; (iii) Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2023, 2022 and 2021; (iv) Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2023, 2022 and 2021; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021; and (vi) Notes to the Consolidated Financial Statements.*
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)*

The Exhibits listed above will be furnished to any security holder free of charge upon written request to the Corporate Secretary, First Community Corporation, 5455 Sunset Blvd., Lexington, South Carolina 29072.

* Filed herewith.
** Management contract or compensatory plan or arrangement required to be filed as an Exhibit to this Annual Report on Form 10-K.
(b) See listing of Exhibits above for an indication of exhibits filed herewith.
(c) Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2024

FIRST COMMUNITY CORPORATION

By: /s/ MICHAEL C. CRAPPS
Michael C. Crapps
President and Chief Executive Officer
(Principal Executive Officer)

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael C. Crapps, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ THOMAS C. BROWN Thomas C. Brown	Director	March 21, 2024
/s/ CHIMIN J. CHAO Chimin J. Chao	Director and Chairman of the Board	March 21, 2024
/s/ MICHAEL C. CRAPPS Michael C. Crapps	Director, President, & Chief Executive Officer (Principal Executive Officer)	March 21, 2024
/s/ W. JAMES KITCHENS, JR. W. James Kitchens, Jr.	Director and Vice Chairman of the Board	March 21, 2024
/s/ RAY E. JONES Ray E. Jones	Director	March 21, 2024
/s/ JAN H. HOLLAR Jan H. Hollar	Director	March 21, 2024
/s/ MICKEY LAYDEN Mickey Layden	Director	March 21, 2024
/s/ E. LELAND REYNOLDS E. Leland Reynolds	Director	March 21, 2024
/s/ ALEXANDER SNIPE, JR. Alexander Snipe, Jr.	Director	March 21, 2024

Signature	Title	Date
/s/ JANE SOSEBEE Jane Sosebee	Director	March 21, 2024
/s/ RODERICK M. TODD, JR. Roderick M. Todd, Jr.	Director	March 21, 2024
/s/ D. SHAWN JORDAN D. Shawn Jordan	Chief Financial Officer (Principal Financial and Accounting Officer)	March 21, 2024

Exhibit 31.1

Rule 13a-14(a) Certification of the Chief Executive Officer

I, Michael C. Crapps, President and Chief Executive Officer, certify that:

1.   I have reviewed this annual report on Form 10-K of First Community Corporation;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of this annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 21, 2024

/s/ MICHAEL C. CRAPPS
Michael C. Crapps,
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

Rule 13a-14(a) Certification of the Chief Financial Officer

I, D. Shawn Jordan, Chief Financial Officer, certify that:

1.   I have reviewed this annual report on Form 10-K of First Community Corporation;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of this annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 21, 2024

/s/ D. SHAWN JORDAN
D. Shawn Jordan,
Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

The undersigned, the Chief Executive Officer and the Chief Financial Officer of First Community Corporation (the "Company"), each certify that, to his knowledge on the date of this certification:

1.   The annual report of the Company for the period ended December 31, 2023 as filed with the Securities and Exchange Commission on this date (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


/s/ MICHAEL C. CRAPPS

Michael C. Crapps
Chief Executive Officer
March 21, 2024

/s/ D. SHAWN JORDAN

D. Shawn Jordan
Chief Financial Officer
March 21, 2024




FIRST COMMUNITY CORPORATION
5455 Sunset Boulevard Lexington, South Carolina 29072
www.firstcommunitysc.com